UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 9, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, August 9, 2018.

Management’s Proposal

Dear Sirs,

The management of FIBRIA CELULOSE S.A. (“Fibria” or “Company”) submits for the appreciation of its shareholders its proposal regarding the matters to be resolved at the Extraordinary Shareholders’ Meeting (“Shareholders’ Meeting”) to be held at the Company’s headquarters, on September 13, 2018, pursuant to the terms proposed below (“Proposal”).

TABLE OF CONTENTS

1. GENERAL CONSIDERATIONS	3

2. WAIVER OF THE TENDER OFFER FOR THE ACQUISITION OF SHARES	6

3. APPROVAL OF THE PROTOCOL AND JUSTIFICATION	6

4. APPROVAL OF THE TRANSACTION	6

5. AUTHORIZATION OF THE SUBSCRIPTION, BY ITS OFFICERS, OF THE NEW SHARES TO BE ISSUED BY HOLDING	6

6. APPROVAL OF THE INCREASE IN THE OVERALL ANNUAL COMPENSATION OF THE COMPANY’S MANAGERS FOR 2018	6

7. APPROVAL OF THE APPOINTMENT OF ALTERNATE MEMBERS TO THE BOARD OF DIRECTORS	7

8. REMOTE VOTING FORM	7

9. DOCUMENTATION FOR PARTICIPATION IN THE MEETING	10

10. DOCUMENTS AND SCHEDULES TO THE PROPOSAL	12

SCHEDULE I – INFORMATION RELATING TO SCHEDULE 20-A OF ICVM 481	13

SCHEDULE II – PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE	38

SCHEDULE III – VOTING AGREEMENT AND OTHER OBLIGATIONS	39

SCHEDULE IV – FINANCIAL STATEMENTS USED FOR THE PURPOSES OF THE TRANSACTION	40

SCHEDULE V – PRO FORMA FINANCIAL STATEMENTS PREPARED FOR THE PURPOSES OF THE TRANSACTION	41

SCHEDULE VI – MINUTES OF MEETINGS OF THE BOARD OF DIRECTORS AND FISCAL COUNSEL OF FIBRIA	42

SCHEDULE VII – DRAFT OF SUZANO’S BYLAWS	43

SCHEDULE VIII – INFORMATION RELATING TO SCHEDULE 20 OF ICVM 481 (WITHDRAWAL RIGHT)	71

SCHEDULE IX – PROPOSAL FOR THE COMPENSATION OF THE COMPANY’S MANAGERS (Item 13 of ICVM 480/2009)	74

SCHEDULE X – QUALIFICATION OF THE MEMBERS APPOINTED AS ALTERNATE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS, ACCORDING TO ITEM 12.5 OF SCHEDULE 24 OF ICVM 480	132

SCHEDULE XI – MODEL OF REMOTE VOTING FORM	135

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1.                                     GENERAL CONSIDERATIONS

The matters to be examined discussed and voted at the Shareholders’ Meeting, according to the following agenda:

(i)                          Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”);

(ii)                      Approve the terms and conditions of the Protocol and Justification;

(iii)                  Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification;

(iv)                   the authorization to the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction;

(v)                       Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification;

(vi)                   Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

Fibria’s management informs that the matters described in items (i) to (v) above are connected to the Transaction, which was negotiated between the controlling shareholders of Fibria, Votorantim S.A. and BNDES Participações S.A. — BNDESPAR (collectively, the “Controlling Shareholders of Fibria”), on the one hand, and by Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer (collectively, the “Controlling Shareholders of Suzano”), with Suzano as the intervening and consenting

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party, pursuant to the Voting Agreement and Other Obligations entered into by and between such parties on March 15, 2018 (“Voting Commitment”).

The Company, upon the approval of its Board of Directors, at the meeting held on March 27, 2018, adhered to the Voting Commitment, in compliance with the obligations applicable to it pursuant to such instrument.

The terms and conditions of the Transaction, summarized below, are set forth in the Protocol and Justification, entered into by and between the officers of Suzano, of Holding and of Fibria (collectively, the “Companies”) which will result, on the Transaction Completion Date (as defined in the Protocol and Justification): (a) in the ownership, by Suzano, of the outstanding shares issued by Fibria; and (b) assuming that the outstanding capital stock of Fibria is represented, on the Transaction Completion Date, by five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock option plans, and Suzano’s outstanding capital stock is represented, on the Transaction Completion Date, by one billion, ninety-one million, nine hundred and eighty-four thousand, one hundred and forty-one (1,091,984,141) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock option plans, and subject to the provisions of Section 2 of the Protocol and Justification, the Transaction will result in the receipt, by Fibria’s shareholders, for each ordinary share issued by Fibria held at the referred date of:

(i)                                     a payment in cash, corresponding to fifty-two Reais and fifty cents (R$ 52.50) (“Cash Installment”), to be adjusted pursuant to the provisions of the Protocol and Justification, including by the CDI variation from March 15, 2018 until the date of its effective payment, to be paid on demand, in a sole installment, on the Transaction Completion Date; and

(ii)                                  Zero point four six one one (0.4611) ordinary share issued by Suzano (“Reference Exchange Ratio”), adjusted pursuant to the provisions of the Protocol and Justification.

The Transaction shall comprise the following steps, all interdependent and related among them, the completion of which will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent set forth in the Protocol and Justification, all such steps to be coordinated in order to occur on the same date:

(a)         Capital increase of Holding, upon the issuance of new ordinary, registered shares with no par value, in an amount determined pursuant to the terms of the Protocol and Justification, so that the number of ordinary shares subscribed by Suzano represent, after the issuance set forth in said item (b) below, sixty-one percent (61%) of the totality of the ordinary shares and forty-four percent (44%) of the total capital stock of Holding, which shall be fully paid-up by Suzano, either directly or through any of its Affiliates (as defined in the Protocol and Justification), in Brazilian currency, up to the Transaction Completion Date (as defined below), for the total issuance price corresponding to the Redemption Value of the Holding’s Redeemable Preferred Share (as defined in the Protocol and Justification), a portion of which, to be defined at the extraordinary

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shareholders’ meeting of Holding shall be allocated to the constitution of a capital reserve, it being certain that, in case of subscription of such shares by an Affiliate of Suzano, they will be fully transferred to Suzano before or on the Transaction Completion Date, in such a manner as may be determined by Suzano (“Holding’s Capital Increase”);

“Transaction Completion Date” means the forty-fifth (45th) day (or, if such date is not a business day, the next following business day) counted as of the publication of a notice to the market disclosed by Fibria and Suzano once the Conditions Precedent provided for in item 3.1 of the Protocol and Justification are implemented or waived.

(b)                                 On the same date, as a subsequent to and interdependent act of Holding’s Capital Increase, the merger of all of the shares issued by Fibria into Holding, for their economic value, resulting in the issuance, by Holding, on behalf of the shareholders of Fibria holding the merged shares (“Fibria’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that, for each ordinary share issued by Fibria, one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered (subject to the adjustments mentioned in item 2.1 of the Protocol and Justification), as set forth in item 4.1 of the Protocol and Justification (“Merger of Fibria’s Shares”). After the Merger of Fibria’s Shares is implemented, Fibria shall keep its own legal personality and equity, there being no legal succession;

(c)                                  On the same date, as a subsequent to and interdependent act of the Merger of Fibria’s Shares, redemption of all of the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding that is redeemed, of the Redemption Value for Each One of the Holding’s Redeemable Preferred Share, as defined in the Protocol and Justification (“Redemption”). Once redeemed, the Holding’s preferred shares will be canceled against capital reserve; and

(d)                                 On the same date, as a subsequent to and interdependent act of the Redemption, merger of Holding into Suzano, for Holding’s equity book value (already taking into consideration the effects of Holding’s Capital Increase, of the Merger of Fibria’s Shares and of the Redemption), with the consequent extinction of Holding and succession, by Suzano, in all its properties, rights and obligations, with the consequent migration of Fibria’s Shareholders to Suzano’s shareholder base (“Holding’s Merger”).

The Transaction’s steps are interdependent legal businesses, it being a premise that a business is not effective if the other are not effective as well. Accordingly, if the Shareholders’ Meeting rejects any of the matters set forth in items 2 to 5 below, in the event that the corporate approvals provided for in the Protocol and Justification are not obtained or if the Conditions Precedent set forth in the Protocol and Justification are not complied with, any matters approved at the Shareholders’ Meeting shall not produce effects.

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2.                                     WAIVER OF THE TENDER OFFER FOR THE ACQUISITION OF SHARES

We propose that the waiver of the tender offer for the acquisition of the Company’s shares provided for in article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in article 135 of the Brazilian Corporation Law be approved, in connection with the Transaction provided for in the Protocol and Justification.

3.                                     APPROVAL OF THE PROTOCOL AND JUSTIFICATION

We propose that the terms and conditions of the Protocol and Justification set forth in Schedule II to this Proposal be approved. The information and documents required by article 20-A of CVM Instruction No. 481, dated as of December 17, 2009, as amended (“ICVM 481”), are set forth in Schedules I to VII of this Proposal.

4.                                     APPROVAL OF THE TRANSACTION

We propose that the Transaction be approved, pursuant the terms and conditions described in the Protocol and Justification.

As set forth in articles 137 and 252, paragraph 2, of the Brazilian Corporation Law and in the Protocol and Justification, in case the Transaction is completed, the Merger of Fibria’s Shares by Holding will trigger the withdrawal right for the shareholders of Fibria.

The withdrawal right shall be assured to Fibria’s shareholders who uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification (July 26, 2018) up to the Transaction Completion Date, and do not vote favorably for the Merger of Fibria’s Shares, abstain or do not attend the Shareholders’ Meeting, and who expressly state their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of the Shareholders’ Meeting which approves the Merger of Fibria’s Shares. The information and documents required by article 20 of ICVM 481 are available in Schedule VIII to this Proposal.

5.                                     AUTHORIZATION OF THE SUBSCRIPTION, BY ITS OFFICERS, OF THE NEW SHARES TO BE ISSUED BY HOLDING

We propose that the Company’s officers are authorized to (i) subscribe, on behalf of the Company’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding as a result of the Merger of Fibria’s Shares, and (ii) to practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.

6.                                     APPROVAL OF THE INCREASE IN THE OVERALL ANNUAL COMPENSATION OF THE COMPANY’S MANAGERS FOR 2018

We propose to increase the overall annual compensation of the managers for the year 2018, previously approved by the Annual Shareholders’ General Meeting of the Company, held on April 27, 2018, to one hundred and twenty-six million, six hundred and eighty thousand, one hundred and thirty-three Reais (R$ 126,680,133.00), as a result of (i) the possibility of early maturity of variable compensation plans in force due to the Transaction, as provided for in the Protocol and Justification; and (ii) the implementation

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of a retention plan for the statutory Officers, with the purpose of reinforcing the retention of key executives of the Company, as authorized by the Protocol and Justification and in accordance with the terms and conditions set forth by the Board of Directors.

The early maturity of the variable compensation plans in force shall only occur in the event of completion of the Transaction.

Schedule IX, referring to the compensation of the Company’s managers, was prepared in accordance with item 13 of the Company’s Reference Form, pursuant to CVM Instruction No. 480, dated as of December 7, 2009, as amended (“ICVM 480”).

7.                                     APPROVAL OF THE APPOINTMENT OF ALTERNATE MEMBERS TO THE BOARD OF DIRECTORS

In view of the resignation presented by Messrs. Maria Paula Soares Aranha and José Ecio Pereira da Costa Júnior, as alternate members to the Board of Directors, effective as of May 1, 2018, as well as the appointment of their substitutes by the Board of Directors at a meeting held on May 17, 2018, pursuant to the provisions of article 12 of the Company’s Bylaws, with a term of office until the date of the Shareholders’ Meeting, we propose be approved the appointment of (i) Mrs. Vera Lucia de Almeida Pereira Elias, as the alternate member to the Board of Directors of Mr. José Luciano Duarte Penido and (ii) Mr. Sergio Citeroni, as the alternate member to the Board of Directors of Mr. Alexandre Gonçalves Silva, both with office up to the Annual Shareholder’s General Meeting which resolves on the Company’s financial statements of the fiscal year ending on December 31, 2018.

Schedule X corresponds to the qualification of the members appointed to the positions of alternate members of the Company’s Board of Directors, pursuant to item 12.5 of Schedule 24 of ICVM 480.

8.                                     REMOTE VOTING FORM

CVM Instruction No. 561, dated as of April 7, 2015 and CVM Instruction No. 594, dated as of December 20, 2017, which amended ICVM 481, regulated remote voting and the inclusion of proposals for resolution and candidates at shareholders’ meetings of publicly-held companies registered in category A and authorized by a market management entity to trade shares on a stock exchange.

Accordingly, the Company made available today a remote voting form at its website (www.fibria.com.br) and at the websites of CVM (http://www.cvm.gov.br) and of B3 S.A.— Bolsa, Brasil, Balcão (“B3”) (http://www.b3.com.br). The form can be printed and filled out manually.

The remote voting form shown in Schedule XI contains the items on the agenda of the Shareholders’ Meeting outlined in the General Considerations of this Proposal. Shareholders who wish to cast a remote vote at the Shareholders’ Meeting must complete the remote voting form made available by the Company, indicating whether they wish to vote for, against or abstain in relation to each of the resolutions listed in the form, subject to the following procedures:

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(i)                                   Submission of the forms directly to the Company

After filling out the form, shareholders must submit them by mail to the Company’s address, at Rua Fidêncio Ramos, nº 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, city and State of São Paulo, CEP: 04551-010 or by email to ir@fibria.com.br, to the attention of the Investor Relations Department, and, in accordance with the provisions of article 21-M of ICVM 481, must enclose the following documents:

(i)                                    a hard copy of the remote voting form for the Shareholders’ Meeting, with all of the fields duly completed, each page initialed and the final page signed by the shareholder or legal representative(s), with the signatures duly notarized; and

(ii)                                 the other documents listed below:

Individual Shareholders:

(a)                              certified copy of identification document with photo (ID Card (RG), National Registry of Foreigners (RNE), Driver’s License (CNH) or, officially recognized professional class cards); and

(b)                              proof of ownership, duly updated, issued by a financial institution bookkeeping the Company’s shares and/or custody agent; and

Legal Entity Shareholders:

(a)                              certified copy of the last consolidated Bylaws or articles of association;

(b)                              certified copy of the corporate documentation granting powers of representation (minutes of the appointment of the officer(s) who attend the meeting and/or granting power of attorney to do so);

(c)                               original identification document with photo of the legal representative (s); and

(d)                              proof of ownership of the shares issued by the Company, duly updated, issued by a financial institution bookkeeping of the Company’s shares and/or by custody agent; and

Investment Funds:

(a)                              certified copy of the last consolidated regulation of the fund, duly registered with the competent body;

(b)                              certified copy of the last consolidated Bylaws or articles of association and corporate documentation granting representation powers (minutes of the appointment of the officer(s) who attend the meeting and/or who grant power of attorney for such act) of the trustee and/or manager of the fund (depending

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on the authorized person to attend and vote at general meetings related to the assets held by the fund);

(c)                               original identification document with photo of the legal representative(s); and

(d)                              proof of ownership of the shares issued by the Company, duly updated, issued by a financial institution bookkeeping of the Company’s shares and/or by a custody agent.

Shareholders’ documents issued outside of Brazil, in countries that are signatories to the Apostille Convention, must be duly apostilled. Documents issued outside of Brazil, in countries that are not signatories to the Apostille Convention, must have the signatures notarized by a Notary Public and legalized at a Brazilian Consulate. In either cases, the documents must be translated by a sworn translator registered with a Commercial Registry and must be filed with the Registry of Deeds and Documents as required by law.

To be valid, remote voting forms, subject to the above requirements, must be received by the Company up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until September 6, 2018, including.

Pursuant to article 21-U of ICVM 481, the Company shall notify shareholders, by email to the address shown on their remote voting forms, within three (3) days counted as of receipt, whether the forms and accompanying documents are acceptable. At the same time, the Company will inform shareholders of any need to rectify or resend the voting form or accompanying documents, and this must be done up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until September 6, 2018, including.

(ii)                               Submission via service providers

In accordance with Article 21-B of ICVM 481, as an alternative to the submission of the remote voting forms directly to the Company, shareholders may give the instructions for the filling out of the forms to service providers which are prepared to accept and transmit such instructions. The submission of remote voting forms via service providers must be done up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until September 6, 2018, including.

Voting instructions can therefore be sent through custody agents, in the case of shareholders whose shares are held in a central depositary, or, in the case of book-entry shares, through Itaú Corretora de Valores S.A.

The custody agent and Itaú Corretora de Valores S.A. will check the voting instructions given by shareholders, but they are not responsible for confirming that the shareholder is eligible to vote. This will be done by the Company.

Shareholders should contact their custody agent and Itaú Corretora de Valores S.A. to find out what their procedures are for handling remote voting instructions and what documents and information they need. These service providers will confirm receipt

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of voting instructions and notify shareholders if there is a need to amend or resubmit them, in accordance with the applicable procedures and deadlines.

In compliance with ICVM 481, any conflicting voting instructions relating to the same resolution and given by the same shareholder (i.e. by the holder of the same individual or corporate tax registration number (“CPF/MF”) or (“CNPJ/MF”)) will be disregarded.

9.                                     DOCUMENTATION FOR PARTICIPATION IN THE MEETING

The individual shareholder may be represented at the Shareholders’ Meeting by an attorney-in-fact appointed less than one year, who is a shareholder, a manager of the Company, a lawyer or a financial institution, it being certain that it is incumbent upon the investment fund’s manager to represent joint owners as required by paragraph 1 of article 126 of the Brazilian Corporation Law.

In compliance with the decision granted on CVM Procedure No. RJ2014/3578, the requirement that the attorney-in-fact be a shareholder, a manager of the Company, a lawyer or a financial institution is only applicable to individual shareholders. For representation of shareholders which are legal entities, the general rule of representation of the Brazilian Civil Code (Law No. 10,406/2002) will be applied. Accordingly, any attorney-in-fact duly appointed in accordance with the law and with the Bylaws or articles of association of the respective legal entity may attend the Shareholders’ Meeting even if they are not shareholders, managers or lawyers.

The attorneys-in-fact and the representatives of shareholders may attend the general meetings, provided that they have deposited at the Company’s headquarters, at least three business days before the date set for the holding of the general meeting, their respective power-of-attorney and representation. The documents shall be submitted to the attention of the Company’s Legal Department, located at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Torre B, Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, CEP 04551-010. In case the shareholder has not deposited in advance the power-of-attorney and representation documents mentioned above, it may attend the Shareholders’ Meeting, provided that it appears with the original documents proving his powers.

The Company requires that powers-of-attorney for representation at the Shareholders’ Meeting indicate the place where they were executed, the complete identification of the grantor and the grantee, the date and purpose of the power-of-attorney with the designation and the extension of the powers conferred, with the notarization of the signatures of the respective grantors.

Shareholders’ documents issued abroad in countries that are signatories to the Apostille Convention must be duly apostilled pursuant the specific regulations and documents issued in other countries that are not signatories to the Apostille convention must have signatures notarized by a Notary Public and legalized at a Brazilian Consulate. In either cases, the documents must be translated by a sworn translator registered with a Commercial Registry and must be filed with the Registry of Deeds and Documents as required by law.

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The Company does not accept powers-of-attorney granted electronically.

Further, as a practice adopted in recent fiscal years, the Company recommends to the shareholders, or to their legal representatives or attorneys-in-fact, as the case may be, to deposit at the Company’s headquarters, in advance of three (3) business days prior to the date the Shareholders’ Meeting, the following documents:

(i)                                  Individual Shareholders:

(a)                              certified copy of identification document with photo (ID Card (RG), National Registry of Foreigners (RNE), Driver’s License (CNH) or, officially recognized professional class cards); and

(b)                              proof of ownership, duly updated, issued by a financial institution bookkeeping the Company’s shares and/or custody agent; and

(ii)                               Legal Entity Shareholders:

(a)                              certified copy of the last consolidated Bylaws or articles of association;

(b)                              certified copy of the corporate documentation granting powers of representation (minutes of the appointment of the officer(s) who attend the meeting and/or granting power of attorney to do so);

(c)                               original identification document with photo of the legal representative (s); and

(d)                              proof of ownership of the shares issued by the Company, duly updated, issued by a financial institution bookkeeping of the Company’s shares and/or by custody agent; and

(iii)                            Investment Funds:

(a)                              certified copy of the last consolidated regulation of the fund, duly registered with the competent body;

(b)                              certified copy of the last consolidated Bylaws or articles of association and corporate documentation granting representation powers (minutes of the appointment of the officer(s) who attend the meeting and/or who grant power of attorney for such act) of the trustee and/or manager of the fund (depending on the authorized person to attend and vote at general meetings related to the assets held by the fund);

(c)                               original identification document with photo of the legal representative(s); and

(d)                              proof of ownership of the shares issued by the Company, duly updated, issued by a financial institution bookkeeping of the Company’s shares and/or by a custody agent.

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10.                              DOCUMENTS AND SCHEDULES TO THE PROPOSAL

All information and documents referred to in this Proposal and provided for in ICVM 481 are available to shareholders at the Company’s headquarter and at its website (www.fibria.com.br), at the website of the Brazilian Securities and Exchange Commission — CVM (www.cvm.gov.br), as well as were contemplated, as applicable, in the Schedules to this Proposal.

Schedules I to VII contain the information and documents required by article 20-A of ICVM 481.

Schedule VIII contains information regarding the withdrawal right as a result of the Merger of Fibria’s Shares.

Schedule IX, connected to the compensation of the managers of the Company, was prepared in accordance with item 13 of the Reference Form of the Company, pursuant to ICVM 480.

Schedule X corresponds to the qualification of the indicated members for the alternate position of the Board of Directors of the Company, pursuant to item 12.5 of Schedule 24 of ICVM 480.

Schedule XI corresponds to the remote voting form related to the matters to be resolved at the General meeting

We remain at your disposal to make any clarifications that may be necessary.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

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SCHEDULE I — INFORMATION RELATING TO SCHEDULE 20-A OF ICVM 481

1.                                     Protocol and Justification of the transaction, pursuant to articles 224 and 225 of the Brazilian Corporation Law

See Schedule II to this Proposal.

2.                                     Other agreements, contracts and precontracts regulating the exercise of voting rights or the transfer of shares issued by the companiessurviving or resulting from the transaction, filed at the company’s headquarters or to which the company’s controlling shareholder is a party

On March 15, 2018, Votorantim S.A. and BNDES Participações S.A. (“BNDESPAR”) (jointly referred to as the “Controlling Shareholders of Fibria”) and by Suzano Holding S.A., together with the other controlling shareholders of Suzano (jointly referred to as the “Controlling Shareholders of Suzano, with Suzano, as the intervening and consenting party, entered into a Voting Agreement and Other Obligations (“Voting Commitment”) by means of which the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and Fibria upon a corporate reorganization (“Transaction”).

On the same date, the Controlling Shareholders of Suzano and BNDESPAR, with Suzano as the intervening and consenting party, entered into a Voting Agreement and Other Covenants (“BNDESPAR Voting Agreement”), by means of which additional governance rules applicable to Suzano, after the completion of the Transaction, were established.

The Voting Commitment is available at Fibria’s website, at the Brazilian Securities and Exchange Commission’s website and at Fibria’s Investor Relations website. BNDESPAR Voting Agreement is available at Suzano’s website, at the Brazilian Securities and Exchange Commission’s website and at Suzano’s Investor Relations website.

The Company is party to a Shareholders’ Agreement, entered into on October 29, 2014, by and between BNDES Participações S.A. — BNDESPAR and Votorantim S.A. (f/k/a Votorantim Industrial S.A.), in order to regulate the terms and conditions that shall govern their relationship as shareholders of the Company, including the exercise of the voting rights and the transfer of shares of the Company (“Shareholders’ Agreement of Fibria”).

In case the Transaction is completed, the Controlling Shareholders of Fibria will cease to be shareholders of Fibria and, consequently, the Shareholders’ Agreement of Fibria will lose its purpose, becoming invalid and ineffective.

3.                                     Description of the Transaction, including:

a.                                     Terms and Conditions

The Transaction shall comprise the following steps, all interdependent:

(a)                                capital increase of the Holding, upon the issuance of new ordinary, registered shares with no par value, which shall be fully subscribed and paid-up by Suzano, in Brazilian currency, up to the Transaction Completion Date (as defined in item 1.1 (a) of the Protocol and Justification) (“Holding’s Capital Increase”);

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(b)                                on the same date, as a subsequent to and interdependent act of Holding’s Capital Increase, the merger of all of the shares issued by Fibria into Holding, for their economic value, resulting in the issuance, by Holding, on behalf of the shareholders of Fibria who own the merged shares (“Fibria’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that, for each ordinary share issued by Fibria, one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered (subject to the adjustments mentioned in item 2.1 of the Protocol and Justification) (“Merger of Fibria’s Shares”). After the Merger of Fibria’s Shares is implemented, Fibria shall keep its own legal personality and equity, there being no legal succession;

(c)                                 on the same date, as a subsequent to and interdependent act of the Holding’s Capital Increase, of the Merger of Fibria’s Shares, redemption of all of the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding that is redeemed, of the Redemption Value for each One of the Holding’s Redeemable Preferred Share, as defined in item 1.1 of the Protocol and Justification (“Redemption”). Once redeemed, the Holding’s preferred shares will be canceled against capital reserve; and

(d)                                on the same date, as a subsequent to and interdependent act of the Holding’s Capital Increase, of the Merger of Fibria’s Shares, of the Redemption, merger of Holding into Suzano, for Holding’s equity book value (already taking into consideration the effects of Holding’s Capital Increase, of the Merger of Fibria’s Shares and of the Redemption), with the consequent extinction of Holding and succession, by Suzano, in all its properties, rights and obligations, with the consequent migration of Fibria’s Shareholders to Suzano’s shareholding (“Holding’s Merger”).

Once the Conditions Precedent have been implemented or waived, any of the Companies may communicate to the other on the implementation of the Conditions Precedent and the Companies will disclose a notice to the market indicating, at least, the date on which the Transaction will be completed, including the date on which the shares issued by Fibria will cease to be traded. The date on which the Transaction will be completed shall correspond to the forty-fifth (45th) day (or, if such is not a business day, the next following business day) counted from the publication of such notice to the market (“Transaction Completion Date”). On the business day immediately prior to the Transaction Completion Date, the Companies will inform the market the base date and the consequent definition of the shareholders of Fibria that will receive the shares issued by Suzano, as well as the final value of the cash portion and the final amount of Suzano’s shares per ordinary share of Holding.

b.                                     Obligations to indemnify:

i.                                        the managers of any of the involved companies

None.

ii.                                    in case the transaction is not completed

According to Section 8.2 of the Voting Commitment, in case the Transaction is not completed until the expiry of the eighteen (18) months period, counted as of March 15, 2018 (subject to the Cure Period, as defined in the Voting Commitment, and the additional term, if applicable, of one hundred and twenty (120) days provided for in Section 8.2.1), Suzano shall, irrevocably

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and irreversibly, and except as otherwise provided in Section 8.2.1, pay to the Company a fine of seven hundred and fifty million Reais (R$ 750,000,000.00).

c.                                      Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies before and after the transaction

Before and after the Transaction there will be only common shares issued by the Company and common shares issued by Suzano, which will preserve the same rights and advantages, namely:

	Fibria	Suzano
Right to Dividends

Shareholders shall be entitled to receive, in each fiscal year, as dividends, a mandatory minimum percentage of twenty-five percent (25%) of the net income of the fiscal year, after the deductions for the constitution of the legal reserve and contingency reserves, in each fiscal year.

Shareholders shall be entitled to receive, in each fiscal year, as dividends, a mandatory minimum percentage equivalent to the lowest amount between: (i) twenty five percent (25%) of the net income of the fiscal year, after the deduction for the constitution of the legal Reserve and Reserves for Contingencies (if constituted); or (ii) ten percent (10%) of Suzano’s Operating Cash Generation in the respective fiscal year, calculated in accordance with article 26, paragraph 3, of Suzano’s Bylaws.

Voting Right	Full.	Full.
Description of the Restricted Vote	None.	None.
Convertibility	None.	None.
Capital Reimbursement Right	Yes. In the events of exercise of the withdrawal right, redemption and liquidation, pursuant to the Brazilian Corporation Law.	Yes. In the events of exercise of the withdrawal right, redemption and liquidation, pursuant to the Brazilian Corporation Law.
Circulation Restriction	None.	None.
Essential Rights

The shareholders are entitled to the essential rights pursuant to the Brazilian Corporation Law, as (i) to participate in the distribution of dividends; (ii) participate in the distribution of any remaining assets in the event of liquidation; (iii) preemptive rights in the subscription of shares, debentures convertible into shares or subscription bonds; (iv) the right to oversee the management of the corporate affairs; and (v) the withdrawal right from the Company in such cases provided for by law.

The shareholders are entitled to the essential rights as provided for in the Brazilian Corporation Law, as (i) to participate in the distribution of dividends; (ii) participate in the distribution of any remaining assets in the event of liquidation; (iii) preemptive rights in the subscription of shares, debentures convertible into shares or subscription bonds; (iv) the right to oversee the management of the corporate affairs; and (v) the withdrawal right from Suzano in such cases provided for by law.

Preemptive Right	In the issuance of shares and debentures convertible into shares, or	The Board of Directors may exclude the preemptive right of the existing

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subscription bonds, whose placement is made by means of a sale on a stock exchange or by public subscription, the preemptive right of the existing shareholders may be excluded or the term of exercise by them may be reduced.

shareholders in any issuance of shares, debentures convertible into shares or subscription bonds, whose placement is made by means of (i) a sale on a stock exchange or public subscription; or (ii) exchange for shares, in a tender offer for the acquisition of control, in accordance with the law.

Acquisition of Relevant Interest

Any Person (as defined in the Bylaws) that subscribes, acquires or, in any way, becomes the holder, directly or indirectly, in Brazil or abroad, of shares issued by the Company in a percentage equal to or greater than twenty-five percent (25%) of its outstanding capital stock, shall, within a maximum period of sixty (60) days from the date of the event from which the relevant ownership interest results, make a tender offer for the acquisition of all of the Company’s outstanding capital stock.

Any Person (as defined in the Bylaws), solely or jointly with Related Person(s) (as defined in the Bylaws), shareholder(s) or not of Suzano, that subscribes, acquires or, in any other way, including, but not limited to, by means of exchange, conversion, corporate reorganization (including, but not limited to, the merger of the Suzano and/or its shares or the merger by the Suzano of another company or the shares of the latter), or by means of acquisition of preemptive rights and/or subscription of shares or other securities issued by the Suzano convertible into shares or that entitle the holder to subscribe or purchase shares of the Suzano, become a holder, directly or indirectly, in Brazil or abroad, of shares issued by Suzano (or by its legal successors) in a percentage equal to or greater than twenty percent (20%) of its outstanding capital stock, shall, within a maximum period of thirty (30) days as of the date of the event from which the relevant ownership interest results, issue or, in the case of an offer to be registered pursuant to CVM Instruction 361/02, file a request for registration, with CVM, of a tender offer of shares for the acquisition of all of Suzano’s outstanding capital stock, which shall be liquidated within a maximum period of (a) forty-eight (48) days as of the date of issuance in case of an offer not subject to registration, and (b) one hundred and eighty (180) days as of the date of request for registration in case of an offer subject to registration, in accordance with the law and applicable regulations, except for any delays that do not arise from the act or omission of the offering party.

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The shares issued by Holding will be canceled with the Transaction, it being understood that (i) the preferred shares will be canceled after the Redemption and (ii) the ordinary shares will be canceled upon Holding’s Merger.

d.                                     Possible need for approval by debenture holders or other creditors

According to financial and instruments of issuance of debts by the Company, the prior consent of certain creditors is necessary for the completion of the Transaction under penalty of such debts having its term accelerated.

The Company’s management is already taking the necessary measures with the counterparties of such instruments to obtain the prior consent for the completion of the Transaction, in order to avoid the acceleration of the respective debts.

e.                                      Assets and liabilities that will form each part of the equity, in the event of a spin-off

Not applicable.

f.                                       Intent of the surviving companies of obtaining registration for the issuance of securities

Not applicable.

4.                                     Plans for the conduction of the corporate business, especially regarding specific corporate events that are intended to promote

After the completion of the Transaction, Fibria will become a wholly-owned subsidiary of Suzano. Accordingly, the companies will continue to dedicate themselves to their activities, subject to a period of integration of their operations and maintaining Suzanos’s registration as a publicly-held company. Fibria’s registration as a publicly-held company will be maintained after the Transaction until further determination by Suzano. Upon the completion of the Transaction, Fibria’s shares will cease to be traded on the Novo Mercado segment of B3 and Fibria’s American Depositary Shares (ADS) will cease to be traded on the New York Stock Exchange (NYSE).

5.                                     Analysis of the following aspects of the transaction:

a.                                     Description of the main expected benefits, including: i. Synergies, ii. Tax benefits, and iii. Strategic advantages

It is intended, with the Transaction, to create a solid company, owning first-line and strategically located assets, able to efficiently supply customers in all continents with its products.

The integration of the Companies’ activities will allow the capture of synergy gains to be obtained as a result of the reduction in forestry, logistics and administrative operational costs and risks, with significant efficiency gains to the Companies.

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b.                                     Costs

The Suzano’s and Fibria’s management, jointly estimate that the total costs for the realization and conduction of the Transaction, including the expenses with the elaboration and publication of the corporate documents, and appraisers and other engaged professionals’ fees will be of approximately ninety-seven millions Reais (R$ 97,000,000.00).

c.                                      Risk Factors

The Transaction aims to integrate Suzano’s and Fibria’s businesses and take advantage of the synergies obtained from this integration. Notwithstanding, the Transaction has a number of premises and conditions that must be fulfilled in order for the Transaction to take place, including the approval by the competition authorities in Brazil and abroad, which may reject the Transaction or even approve it with restrictions, which may be structural (e.g., assets disposal) and/or behavioral (e.g. commitment and market monitoring clauses).

In this context, the Transaction may not be concluded or be concluded with a combination of assets and transactions different from the initially proposed one, which could impact the expected efficiency profits between Suzano and Fibria.

In addition, the market value of Suzano’s and Fibria’s ordinary shares, at the time of completion of the Transaction, may vary significantly from its price on the base date for the Transaction, May 31, 2018, and on the date in which the Protocol and Justification was executed. The share price change may occur as a result of a variety of factors which are beyond Suzano’s and Fibria’s control, including changes in the Company’s business, transactions and projections, Transaction schedule, regulatory issues, general market and economic conditions, including exchange rates, whether nationally or internationally, as well as other factors that impact the industry.

Accordingly, the success of the Transaction will depend in part on the Companies’ ability to carry out growth opportunities and cost savings resulting from the combination of Suzano’s and Fibria’s businesses. There is no certainty, however, that such opportunities and economies will be successful. If such objectives are not achieved successfully, the expected benefits of the Transaction may not occur fully or entirely or may take longer than expected to occur.

Suzano and Fibria operate and, until the consummation of the Transaction, will continue to operate independently. Both Companies will have important challenges in consolidating functions, integrating organizations, processes and operations in an optimized and efficient manner, as well as in the retention of personnel. The integration of the Companies will be complex and time consuming and the management of both Companies will have to dedicate substantial resources and efforts to its implementation. The integration process and other sensitivities of the Transaction may result in challenges for each of the Companies in their respective business courses which may adversely affect their ability to maintain their relationships with customers, suppliers, employees and others with whom the Companies interact, or adversely affect the achievement of the expected benefits of the Transaction.

After the Transaction, Suzano’s and Fibria’s revenues and results will be consolidated by Suzano, so that any future negative results of any of the Companies may affect the consolidated result for Suzano’s shareholders and for Fibria’s Shareholders that will have become shareholders of Suzano.

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d.                                     In case of transaction with related party, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were disregarded

Not applicable.

e.                                      Exchange ratio

On the Merger of Fibria’s Shares: Fibria’s shareholders will receive new ordinary shares and redeemable preferred shares issued by Holding (considering the adjustments mentioned in the paragraph below), all registered and with no par value, in substitution of its ordinary shares of Fibria, in the proportion of one (1) ordinary share and one (1) redeemable preferred share issued by Holding for each ordinary share issued by Fibria (considering the adjustments mentioned in the paragraph below).

The exchange ratio of the shares issued by Fibria for ordinary and preferred shares issued by Holding, as a result of the Merger of Fibria’s Shares shall be proportionally adjusted in the event of a change in the number of shares of Fibria’s capital stock set forth in item 1.1 and 2 of the Protocol and Justification, including as a result of any and all splits, reverse share splits and bonuses of Fibria’s shares occurred as of March 15, 2018.

Any splits of Holding’s shares shall not impact the exchange ratio provided for in the Protocol and Justification. The exchange ratio of shares issued by Holding for shares issued by Suzano shall be proportionally adjusted in the event of a change in the number of shares of Fibria’s and/or of Suzano’s capital stock set forth in item 1.1 and 2 of the Protocol and Justification.

Any splits of Holding’s shares will not impact the exchange ratio determined in this Protocol and Justification. The exchange ratio of shares issued by Holding for shares issued by Suzano will be proportionally adjusted in the event of a change in the number of shares of Fibria’s and/or Suzano’s capital stock set forth in item 1.1 and 2 of the Protocol and Justification.

On Holding’s Merger: Fibria’s shareholders (at this point, already shareholders of Holding), will receive new ordinary shares issued by Suzano, all registered and with no par value, is substitution of its ordinary shares issued by Holding. For each ordinary share of Holding, the final quantity of Suzano’s shares per Holding’s ordinary share will be issued. Honding’s shares held by Suzano will be cancelled at the time of the merger.

Occasional fractions of shares issued by Suzano arising out of Holding’s Merger will be reverse split in whole numbers and then sold in the stock market managed by B3 SA - Brasil, Bolsa e Balcão, after the completion of the Transaction, pursuant to the notice to shareholders to be disclosed in due course. The amount earned in said sale will be made available net of fees to the former shareholders of Fibria holding the respective fractions, proportionally to their participation in each sold share.

f.                                       In transactions involving controlling companies, controlled companies or companies under common control:

i.                                        Exchange ratio calculated in accordance with article 264 of the Brazilian Corporation Law

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Not applicable.

The exchange ratios were negotiated between independent parties, as described in item f.ii below, and there will be no withdrawal right as a result of holding’s merger as mentioned in item 4.7 of the Protocol and Justification. Notwithstanding, Suzano, for informational purposes and since, at the date of Holding’s Merger, it is the controlling shareholder of Holding, has also requested Ernst & Young Assessoria Empresarial Ltda., enrolled with CNPJ/MF under No. 59.527.788/0001-31, to prepare the appraisal report provided for in article 264 of the Brazilian Corporation Law, appraising both equities pursuant to the same criteria and on the same date, at market value.

ii.                                    Detailed description of the process of negotiating the exchange ratio and other terms and conditions of the transaction

The exchange ratio was negotiated between independent parties (on the one side, the Controlling Shareholders of Suzano and, on the other side, the Controlling Shareholders of Fibria). Furthermore, Suzano’s and Fibria’s managements, individually, hired advisory services from investment banks of international standing to assist their respective Boards of Directors in the process of informed decision making regarding financial parameters of the Transaction.

iii.                                In case the transaction has been preceded in the past 12 months by an acquisition of control or by the acquisition of a controlling stake: a comparative analysis of the exchange ratio and the price paid on the acquisition of control and reasons for possible appraisal differences in the different transactions

Not applicable.

iv.                                 Justification of why the exchange ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, in case the exchange ratio is not commutative, payment detail or equivalent measures adopted to ensure adequate compensation

The exchange ratio was negotiated between independent parties (on the one side, the Controlling Shareholders of Suzano and, on the other side, the Controlling Shareholders of Fibria). Furthermore, Suzano’s and Fibria’s managements, individually, hired advisory services from investment banks of international standing to assist their respective Boards of Directors in the process of informed decision making regarding financial parameters of the Transaction.

6.                                     Copy of the minutes of all of the meetings of the board of directors, fiscal counsel and special committees in which the transaction was discussed, including any dissenting votes.

A copy of the minutes of the meetings of the Board of Directors and of the Fiscal Counsel of the Company that had resolutions related to the Transaction are attached to this Proposal as Schedule VI and at the Company’s website (http://ri.fibria.com.br).

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7.                                     Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any step of the transaction

Suzano’s management, on behalf of Suzano and of Holding, engaged (a) Ernst & Young Assessoria Empresarial Ltda. to appraise and determine the economic value of Fibria’s shares to be merged into Holding (“Appraisal Report of Fibria’s Shares”); and (b) PricewaterhouseCoopers Auditores Independentes to appraise and determine the book value of the shareholders’ equity of Holding to be transferred to Suzano by virtue of Holding’s Merger, already taking into account the effects of Holding’s Capital Increase, the Merger of Fibria’s Shares and Redemption (“Appraisal Report of Holding”). The Appraisal Report of Fibria’s Shares and the Appraisal Report of Holding constitute Annex 4.4 to the Protocol and Justification.

In turn, the Appraisal Report of Net Equity at Market Value, mentioned in item “f.(i)” above, constitutes Annex 4.7 to the Protocol and Justification.

7.1.                           Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction

None.

8.                                     Draft of bylaws or statutory changes of the companies resulting from the transaction

Schedule VII of this Proposal presents the draft of Suzano’s Bylaws. Fibria’s Bylaws will not be amended by virtue of the Transaction.

9.                                     Financial statements used for the purposes of the transaction, pursuant to the specific rule

Fibria’s, Suzano’s and Holding’s audited financial statements dated as of December 31, 2017 are attached to this Proposal as Schedule IV.

10.                              Pro forma financial statements prepared for the purposes of the transaction, pursuant to the specific rule

The pro forma financial statements are attached to this Proposal as Schedule V.

11.                              Document containing information on companies directly involved that are not publicly-held companies

Not applicable, since Holding does not have assets or liabilities of any kind.

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12.          Description of the capital structure and control after the transaction, pursuant to item 15 of the reference form

(Control and economic group - Items 15.1 e 15.2 of the Reference Form)

SUZANO

			Number of Held Shares			Percentage Interest					Last
Shareholders	Nationality	CPF/CNPJ	ON	PN	Total	ON%	PN %	Total %*	Controlling shareholder	Shareholders’ Agreement	change date
Daniel Feffer	Brazilian	011.769.138-08	48,077,095	0	48,077,095	3.5%	0	3.5%	Yes	Yes	08/30/2017
Jorge Feffer	Brazilian	013.965.718-50	46,423,360	0	46,423,360	3.4%	0	3.4%	Yes	Yes	08/30/2017
Ruben Feffer	Brazilian	157.423.548-60	46,856,578	0	46,856,578	3.4%	0	3.4%	Yes	Yes	08/30/2017
David Feffer	Brazilian	882.739.628-49	52,741,764	0	52,741,764	3.9%	0	3.9%	Yes	Yes	08/30/2017
Suzano Holding S.A	Brazilian	60.651.809/0001-05	367,612,234	0	367,612,234	27%	0	27%	Yes	Yes	08/30/2017
Other managers	—	—	5,175,253	0	5,175,253	0.4%	0	0.4%	No	No	Not applicable
BNDES Part. S.A. - BNDESPAR	Brazilian	00.383.281/0001-09	150,185,209	0	150,185,209	11%	0	11%	No	Yes	08/30/2017
Binded Persons	—	—	56,470,348	0	56,470,348	4.1%	0	4.1%	No	No	Not applicable
Mondrian Investment Partners Limited	British	—	72,878,900	0	72,878,900	5.4%	0	5.4%	No	No	Not applicable
Votorantim S.A.	Brazilian	03.407.049/0001-51	75,147,466	0	75,147,466	5.5%	0	5.5%	No	No	Not applicable
Other	—	—	427,296,948	0	427,296,948	31.4%	0	31.4%	No	No	Not applicable
Treasury Shares	—	—	12,042,004	0	12,042,004	0.9%		0.9%	No	No	Not applicable
Total	—	—	1,360,907,159	0	1.360.907.159	100	0	100	—	—	—

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FIBRIA

			Number of Held Shares			Percentage Interest					Last
Shareholders	Nationality	CPF/CNPJ	ON	PN	Total	ON%	PN %	Total %*	Controlling shareholder	Shareholders’ Agreement	change date
Suzano Papel e Celulose S.A.	Brazilian	16.404.287/0001-55	553,080,611	0	553,080,611	100	0	100	Yes	No	—
Treasury Shares	—	—	854,035		854,035	0		0	—	—	—
Total		—	553,934,646	0	553,934,646	100	0	100	—	—	—

* Capital stock and number of Fibria’s ordinary shares are subject to the adjustments referred to in Section 1.1 and 1.2 of the Protocol and Justification.

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(Capital Stock Distribution — Item 15.3 of the Reference Form)

SUZANO

Date of the last general shareholders’ meeting	04/26/2018
Number of individual shareholders (Units)	11,521
Number of corporate shareholders (Units)	115
Number of institutional investors (Units)	1,339
Total	12,975

Outstanding Shares

Outstanding shares correspond to all shares of the issuer with the exception of those held by the controlling shareholder, the persons related to the issuer, the managers of the issuer and the shares held in treasury.

Number of outstanding ordinary shares	468,453,982	42.36%
Number of outstanding preferred shares	0	0%
Total	468,453,982	42.36%

FIBRIA

Date of the last general shareholders’ meeting	04/27/2018
Number of individual shareholders (Units)	12,412
Number of corporate shareholders (Units)	1,271
Number of institutional investors (Units)	258
Total	13,941

Outstanding Shares

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Outstanding shares correspond to all shares of the issuer with the exception of those held by the controlling shareholder, the persons related to the issuer, the managers of the issuer and the shares held in treasury.

Number of outstanding ordinary shares	229,173,890	*	41.37%
Number of outstanding preferred shares	0		0%
Total	229,173,890	*	41.37%

(*) Trading of July 31, 2018.

SUZANO AND FIBRIA

Date of the last general shareholders’ meeting	Date of the Extraordinary Shareholders’ Meeting that shall approve the Transaction
Number of individual shareholders (Units)	23,933	*
Number of corporate shareholders (Units)	1,386	*
Number of institutional investors (Units)	1,597	*
Total	26,916	*

(*) Estimation based on the sum of Suzano and Fibria’s position on April 2018 of both companies, without adjustments to avoid potential overlaps.

(Item 15.4 of the Reference Form)

Management understands that the information provided in items 15.1 and 15.2 is sufficient and makes it unnecessary to include an organizational chart.

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(Shareholders’ Agreement - Item 15.5 of the Reference Form)

Upon the completion of the Transaction, the following Shareholders’ Agreement regarding Suzano will be in force.

1. Share Transfer Agreement (“Share Transfer Agreement”)

a) Parties

David Feffer, Daniel Feffer, Jorge Feffer e Ruben Feffer together with their respective successors and permitted assignees (as defined in the Share Transfer Agreement) that become holders of the shares linked to the Share Transfer Agreement (each a “Shareholder”, and jointly the “Shareholders”).

The shares issued by Suzano indicated in the table below are linked to the Share Transfer Agreement, as well as (i) the shares resulting from the bonus, split or reverse split of the shares indicated in the chart below; (ii) preemptive or priority rights arising from the shares indicated in the chart below; (iii) arising from exchange, conversion, merger (including of shares), spin-off , amalgamation or other type of corporate reorganization, arising from the shares indicated in the chart below; or (iv) new shares subscribed in the exercise of the preemptive right or priority attributed to the shares indicated in the chart below, as well as subscription bonuses, options and other securities attributed to the shares indicated in the chart below and convertible into shares issued by Suzano.

Shareholders	Number of linked ON	% of the total capital stock
David Feffer	46,423,360	4,198
Daniel Feffer	46,423,360	4,198
Jorge Feffer	46,423,360	4,198
Ruben Feffer	46,423,360	4,198
Total	185,693,440	16,792

b) Execution date

September 28, 2017.

c) Term

The Share Transfer Agreement shall be in force for ten (10) years counted as of the execution date, being automatically renewed for additional periods of ten (10) years if there is no express statement to the contrary of any shareholder during the penultimate year of each period of validity of ten (10) years mentioned above.

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d) Description of provision regarding the exercise of voting rights and control

There is no provision regarding the exercise of voting rights and control.

e) Description of provisions regarding the appointment of managers or members of statutory committees

There is no provision regarding the appointment of managers or members of statutory committees.

f) Description of provisions regarding the transfer of shares and the preemptive right to acquire them

Notwithstanding the permitted transfers described in the penultimate paragraph of this item (f), it is prohibited to the Shareholders and their successors and permitted assignees to transfer, in any way or by any means, in whole or in part, directly or indirectly, their shares issued by Suzano that are bound to the Share Transfer Agreement, as well as to constitute any liens on such shares, with the exception of provisions of incommunicability and unenforceability that may be provided for in a donation or will or, if approved in writing by all of the Shareholders.

The public negotiation (as defined in the Share Transfer Agreement) of the shares linked to the Share Transfer Agreement, at any time, in whole or in part, unless previously authorized in writing by the totality of the Shareholders, is also prohibited.

In addition, the Share Transfer Agreement provides for Right of First Offer and Preemptive Right in case any Shareholder (“Offering Shareholder”) intends to transfer, in whole or in part, directly or indirectly, its shares linked to the Share Transfer Agreement, as follows:

(i) Right of First Offer: The Offering Shareholder shall, first and as a condition of the transfer, forward to the other Shareholders (“Offered Shareholders”) its binding offer of sale, by means of which the Offering Shareholder agrees to sell its shares if one or more Offered Shareholders exercise the right to acquire such shares, according to the terms and procedures set forth in the Share Transfer Agreement (“Right of First Offer”). The Offered Shareholders may acquire up to all of the linked shares that are being offered, under the terms and conditions proposed by the Offering Shareholder, and the absence of a manifestation by the Offered Shareholders shall be understood as not exercising the Right of First Offer. If two or more of the Offered Shareholders exercise the Right of First Offer, the linked that are being offered will be distributed among such Offered Shareholders (x) in the proportion agreed between the Offered Shareholders who have exercised the Right of First Offer; or, in the absence of an agreement to that effect, (y) proportionally to the number of linked shares held by them in relation to the total number of linked shares issued by Suzano (disregarding the stake of the Offering Shareholder and of the other Offered

27

Shareholders that have not exercised their Right of First Offer). In the event that the Offered Shareholders do not exercise their Right of First Offer, the Offered Shareholder is authorized to obtain, through a private procedure, a good-standing proposal in good faith of a third party interested in the acquisition of all of the linked that are being offered , provided that (I) the third party does not represent a Common Interest (as defined in the Share Transfer Agreement) with the Offering Shareholder or directly or indirectly performs a Competitive Activity (as defined in the Share Transfer Agreement); and (II) the price obtained is higher than the proposed transfer amount for the purposes of the Right of First Offer, plus the variation of the CDI rate from the date of receipt of the Right of First Offer notice by all Offered Shareholders until the respective receipt (“Proposal”). Once the Proposal has been obtained, the transfer of the linked that are being offered will be subject to the preemptive right described below.

(ii) Preemptive Right: Upon receipt of the Proposal to sell, directly or indirectly, all of the linked that are being offered to a third bidder under the terms described above, the Offering Shareholder shall grant to the Offered Shareholders the preemptive right to acquire such linked that are being offered in terms and conditions identical to the conditions of the Proposal, according to the terms and procedures set forth in the Agreement (“Preemptive Right”). The Offered Shareholders may acquire up to the totality of the linked shares that are being offered, and the absence of manifestation by them shall be understood as not exercising the Preemptive Right. If two or more of the Offered Shareholders exercise their Preemptive Right, the linked that are being offered will also be distributed among such Offered Shareholders (I) in the proportion agreed between the Offered Shareholders who have exercised the Preemptive Rights; in the absence of an agreement to that effect,  (ii) proportionally to the number of linked shares held by them in relation to the total number of linked shares issued by Suzano (disregarding the participation of the Offering Shareholder and other Offered Shareholders that have not exercised their Preemptive Rights). In the event that the Offered Shareholders do not exercise their Preemptive Right, the Offered Shareholder will be authorized to transfer to the third bidder the linked shares that are being offered, in the exact terms of the Proposal. Such provisions on the Preemptive Right shall apply to their assignment, subject to the temporal and procedural peculiarities provided for in the Share Transfer Agreement.

The transfer of the offered shares after the expiration of 90 days counted as of the expiration of the term for the exercise of the Preemptive Right will again be subject to the procedures related to the Right of First Offer and the Preemptive Right.

It is important to note that no transfer of linked shares can be made to a third party that performs a Competitive Activity, direct or indirectly, or that has a Common Interest with those who exercise a competing activity, under the terms of the Share Transfer Agreement.

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The shares linked to the Share Transfer Agreement that are transferred to third parties, under the terms of any Proposal, will be automatically released from the Share Transfer Agreement upon transfer.

Notwithstanding the foregoing prohibitions, each Shareholder may transfer its linked shares (including the Right of First Offer and the Preemptive Right to its acquisition) at any time, (i) to another Shareholder of its own Group of Shareholders, (ii) to its Successors; and (iii) to its Permitted Assignees (as defined in the Share Transfer Agreement). Such permitted transfers are conditioned to the following: (1) that the transferee affiliate adheres to the Share Transfer Agreement, which will comprise the shareholder group of the transferring Shareholder; (2) that the transferor Shareholder, individually or jointly with its Successors, directly or indirectly owns the totality of the affiliate’s corporate capital, and further undertakes: (2.i) not to transfer, share or dispose of its stake, directly or indirectly, as the case may be, in the respective Permitted Assignee, by any means, without first returning the related shares to itself and complying with the restrictions on the transfer of the linked shares; and (2.ii) guarantee jointly and severally all of the obligations of the transferee affiliate related to the Share Transfer Agreement.

Finally, in the event that the linked shares owned by any of the Shareholders are subject to imposition of an involuntary lien, the Shareholder in question shall request the release of the shares, and if there is enforced execution, the other Shareholders shall have the right to acquire such shares subject to involuntary lien, according to the terms, price and procedures set forth in the Share Transfer Agreement. In the event that more than one Shareholder exercises its right to purchase, the acquisition of the encumbered shares shall be carried out proportionally to the number of linked shares held by them in relation to the total number of related shares issued by Suzano related to the Share Transfer Agreement, excluding the ownership interest Shareholder holding the encumbered shares and Shareholders tht do not exercise the right to purchase.

g) Description of provisions restricting or binding the voting rights of members of the board of directors

There is no provision regarding the restriction or binding the voting rights of members of the board of directors.

2. Voting Agreement (“Voting Agreement”)

a) Parties

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer e Suzano Holding S.A. as well as its strains, together with their respective Successors and Permitted Assignees, as applicable, that become holders of the shares linked to the Voting Agreement (each being a “Shareholder”, and jointly the “Shareholders”).

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The shares issued by Suzano indicated in the table below are linked to the Voting Agreement, as well as (i) the shares resulting from bonus, split or reverse split of the shares indicated in the chart below; (ii) the preemptive rights or priority arising from the shares indicated in the chart below; (iii) arising from exchange, conversion, merger (including shares), spin-off, amalgamation, demerger or other type of corporate reorganization, arising from the shares indicated in the chart below; or (iv) new shares subscribed in the exercise of the preemptive right or priority attributed to the shares indicated in the chart below, as well as subscription bonuses, options and other securities attributed to the shares indicated in the table below and convertible into shares issued by the Suzano.

Shareholder	Number of Bound ON	% of the total capital stock
David Feffer	46,423,360	4.198
Daniel Feffer	46,423,360	4.198
Jorge Feffer	46,423,360	4.198
Ruben Feffer	46,423,360	4.198
Suzano Holding S.A.	367,612,234	33.243
Total	553,305,674	50.035

b) Execution Date

The Voting Agreement was entered into on September 28, 2017 and will be in force on the date of Suzano’s Admission to the Novo Mercado segment.

c) Term

The Voting Agreement shall be in force for ten (10) years counted as of the execution date, being automatically renewed for additional periods of ten (10) years if there is no express statement to the contrary of any Shareholder during the penultimate year of each period of validity of ten (10) years mentioned above.

Regardless of the term, the Voting Agreement sets forth that it may be terminated, at any time, by means of a prior notice with thirty (30) days in advance, by any two (2) Groups of Shareholders, jointly, of any of the following Shareholders: David, Daniel, Jorge and Ruben. In addition, the Voting Agreement provides that it will automatically terminate on the date on which the Suzano Holding S.A. Shareholders’ Agreement, entered into on September 28, 2017 by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer is terminated (“Suzano Holding Shareholders’ Agreement”).

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d) Description of provision regarding the exercise of voting rights and control

Prior to the occurrence of any General Shareholders’ Meeting of Suzano, a prior meeting of the groups of Shareholders through their Representatives (“Representatives”) shall be held to define the vote to be issued in an uniform manner by the Shareholders at said General Shareholders’ Meeting (“Prior Meeting”).

In the Prior Meetings, the Representatives shall have one vote for each ordinary share bound by the Agreement held by the group of Shareholders represented by it. The approval of the subjects described above depends on the affirmative vote of linked shares representing the majority of the total number of Linked Shares (the “Resolution Quorum”).

The absence of any Representative at the Prior Meeting, provided that it is duly installed and observing the Representation Quorum, shall not release the Representative or the absent Shareholder from his obligation to vote in an uniform manner.

e) Description of provisions regarding the appointment of managers or members of statutory committees

There is no provision regarding the appointment of managers or members of statutory committees.

f) Description of provisions regarding the transfer of shares and the preemptive right to acquire them

There is no provision regarding the transfer of shares and the preemptive right to acquire them.

The authorized successors and assignees that may hold shares bound to the Voting Agreement, as defined in the Voting Agreement, shall, as a condition of validity of the respective transfer, adhere to the Voting Agreement, in the position of members of the Group of Shareholder or of the transferring Shareholder.

Additionally, the shares linked to the Voting Agreement that are transferred to third parties will, at the time of the transfer, automatically be released from the Voting Agreement.

3. BNDESPAR Voting Agreement (“BNDESPAR Voting Agreement”)

a) Parties

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. (“SH Shareholders”) and BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), and, as an intervening party, Suzano.

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The SH Shareholders undertake to exercise the voting rights inherent to the shares issued by Suzano, of which they hold, before BNDESPAR, during the term of each obligation provided for in the BNDESPAR Voting Agreement, directly or indirectly, as well as observing restrictions on circulation of the Affected Shares (i.e. (i) three hundred sixty-seven million, six hundred and twelve thousand, two hundred and thirty-four (367,612,234) shares issued by Suzano and owned by Suzano Holding, representing on the date of the BNDESPAR Voting Agreeement, one hundred percent (100%) of the ordinary shares issued by Suzano and held by Suzano Holding, and (ii) thirty six million, nine hundred and nineteen thousand, two hundred and thirty five (36,919,235) shares issued by Suzano, owned by David Feffer, thirty-three million, six hundred and fifty-three thousand, nine hundred and sixty-seven (33,653,967) shares issued by Suzano and held by Daniel Feffer, thirty-two million, four hundred and ninety-six thousand, three hundred and fifty-two (32,496,352) shares issued by Suzano and held by Jorge, and thirty-two million, seven hundred and ninety-nine thousand, six hundred and five (32,799,605) shares issued by Suzano and held by Ruben Feffer, representing approximately seventy percent (70%) of the shares held individually by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer on March 15, 2018.

b) Execution date

The BNDESPAR Voting Agreement was executed on March 15, 2018.

c) Term

The validity of the BNDESPAR Voting Agreement is conditioned to the actual completion of the Transaction and will remain in force as long as any of the obligations of the SH Shareholders contemplated in Clauses III and IV of the BNDESPAR Voting Agreement remain in force.

If the Transaction is not completed pursuant to the terms of Section VIII of the Voting Commitment and/or the Voting Commitment and/or Protocol and Justification are terminated for any reason, the BNDESPAR Voting Agreement shall be automatically terminated, and no penalty, indemnification or contractual fine shall be payable from one party to another under the BNDESPAR Voting Agreement.

d) Description of provision regarding the exercise of voting rights and control

Subject to the completion of the Transaction, the SH Shareholders undertake to instruct the members of the Board of Directors appointed by them, not considered as Independent Directors under the Novo Mercado Listing Rules, (i) to take all necessary measures in order to be approved by the Board of Directors, within ninety (90) days as from the date of completion of the Transaction, and to adopt from the first Annual General Shareholders’ Meeting of the Company that elects members of the Board of Directors and that occurs as of the completion of the Transaction by the end of the term of office of the members of the

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current Board of Directors, the Policy for the Appointment of Members of Suzano’s Board of Directors, pursuant to the BNDESPAR Voting Agreement; (ii) to lead  the management of Suzano and of its Controlled Companies, subsidiaries, affiliates and consortiums, subject to the restrictions, as applicable, established in the financial obligations, of BNDESPAR Voting Agreement; (iii) to adopt the necessary measures so that any change to the financial policy or its revocation by means of a resolution of the Board of Directors shall only be carried out with an affirmative vote of at least sixty percent (60%) of its members, and at least one (1) of the affirmative votes shall be rendered by an independent member of the Board of Directors.

The SH Shareholders may exercise their voting rights to amend Suzano’s bylaws in order to increase the maximum number of seats on Suzano’s Board of Directors from nine (9) to ten (10) members. Should SH Shareholders choose to increase the number of seats on Suzano’s Board of Directors, pursuant to Section 3.8 of the BNDESPAR Voting Agreement, the SH Shareholders shall inform BNDESPAR in writing, within a period of up to thirty (30) days as of the completion of the Transaction.

Regarding BNDESPAR, it shall have the right to express itself prior to any proposal for the distribution of dividends or investments that may be carried out in situations in which the indebtedness targeted is surpassed, under the terms of the BNDESPAR Voting Agreement.

e) Description of provisions regarding the appointment of managers or members of statutory committees

Subject to the completion of the Transaction, and as long as BNDESPAR holds shares issued by Suzano representing at least ten percent (10%) of its total corporate capital, BNDESPAR shall have the right to appoint one (1) member to the Board of Directors of Suzano.

Within a period of up to ninety (90) days from the completion of the Transaction, SH Shareholders shall cause Suzano’s management to convene an Extraordinary Shareholders’ Meeting, in order to: (a) in the event SH Shareholders have not chosen to increase the number of the members in the Board of Directors of Suzano described in item “d” above, (i) acknowledge the resignation of one (1) board member of the Company; and (ii) elect the member of the Board of Directors appointed by BNDESPAR, subject to the provisions of Sections 3.8.1.1 to 3.8.1.3 of the BNDESPAR Voting Agreement; or (b) if the SH Shareholders opted to increase the number of members in Suzanos’s Board of Directors, as described in item “d” above, (i) amend Suzano’s Bylaws in order to increase the maximum number of seats on Suzano’s Board of Directors from nine (9) to ten (10) members; and (ii) elect the member of the Board of Directors appointed by BNDESPAR, subject to the provisions of Sections 3.8.1.1 to 3.8.1.3 of the  BNDESPAR Voting Agreement.

Note that until the completion of the Transaction, BNDESPAR will deliver written letter to the Chairman of Suzano’s Board of Directors, appointing the name and qualification of the

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candidate to be a member of the Board of Directors that BNDESPAR intends to appoint. Such candidate shall be evaluated by the Eligibility Committee as mentioned in the Member Integration Policy of the Board of Directors, as defined in the BNDESPAR Voting Agreement.

As of the Annual Shareholders’ General Meeting of 2020, the member to the Board of Directors to be appointed by BNDESPAR will be included in the group to be appointed by Suzanos’s Management.

f) Description of provisions regarding the transfer of shares and the preemptive right to acquire them

SH Shareholders are prohibited from selling, disposing or transferring, directly or indirectly, by any means or form (“Transfer”), the Affected Shares owned by them, or any rights related to such Affected Shares, as well as to constitute liens or encumbrances of any nature over such Affected Shares, in or out of courts, including but not limited to pledge, security, usufruct, fiduciary sale, trust, contracting of purchase and sale promise or grant of option, preemptive rights or lease of Affected Shares (“Lock-up”) from the Transaction Completion Date until December 31, 2019 (the “Lock-up Period”).

The above restrictions do not apply to the Transfer of Affected Shares to Affiliates of SH Shareholders, as defined in the BNDESPAR Voting Agreement, subject to the Lock-up Period.

Furthermore, Suzano is prohibited from contracting or selling, disposing or transferring, directly or indirectly, by any means or form, of the shares issued by Fibria, or any rights related to such shares (“Suzano’s Lock-Up”) during the Lock-Up Period. Suzano’s Lock-Up will be automatically terminated, regardless of any need for the consent or manifestation of either Party as of December 31, 2019. Suzano’s Lock-Up does not apply to any Transfers made in the context of Suzano’s or Fibria’s corporate reorganization involving (i) the merger of Fibria intoy Suzano or Suzano into Fibria; (ii) other corporate reorganizations that result in the disposal of assets of Fibria and/or of Suzano in the context of compliance with any restrictions imposed by or agreed with entities or bodies of defense of competition and/or in the scope or for the purpose of complying with the financial policy, as defined in the BNDESPAR Voting Agreement.

Note that there is no restriction on the transfer of Affected Shares or shares issued by Fibria after the Lock-Up Period, so that the SH Shareholders and Suzano will be free to transfer Affected Shares or shares issued by Fibria immediately after the end of the Lock-Up Period. The transfer of Affected Shares or any other SH Shares to any person other than an affiliate will generate the automatic release of such shares in relation to the BNDESPAR Voting Agreement.

(Items 15.6, 15.7 and 15.8 of the Reference Form)

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Were not amended as a result of the operation which is intended)

13.                              Number, class, and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to those companies, as defined by the rules covering the tender offer for the acquisition of shares

On this date, Suzano holds five hundred (500) ordinary, registered shares with no par value, representing one hundred percent (100%) of Holding’s capital stock.

14.                              Exposure of any of the companies involved in the transaction, or persons related thereto, as defined by the rules dealing with the tender offer for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction

Not applicable

15.                              Report covering all businesses conducted in the last 6 months by the companies involved in the transaction and related parties indicated with securities issued by the companies involved in the transaction:

a.                                     Companies involved in the transaction

i.                                        Private purchase transactions

Not applicable.

ii.                                    Private sale transactions

Not applicable.

iii.                                Purchase transactions on regulated markets

Not applicable.

iv.                                 Sale transactions on regulated markets

Not applicable.

b.                                     Related parties to the companies involved in the transaction

i.                                        Private purchase transactions

None.

ii.                                    Private sale transactions

None.

iii.                                Purchase transactions on regulated markets

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FIBRIA’S SHARES BY THE MANAGEMENT OF FIBRIA

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Board of Officers	Audit Committee	Total
(1) average price:	N/A	22.99	N/A	22.99
(2) number of shares involved:	N/A	57,370	N/A	57.370
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to class and type of security:	N/A	0.0104%	N/A	0.0104%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

FIBRIA’S SHARES BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Board of Officers	Audit Committee	Total
(1) average price:	N/A	65.53	N/A	65.53
(2) number of shares involved:	N/A	300,000	N/A	300,000
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to class and type of security:	N/A	0.05416%	N/A	0.05416%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

SUZANO’S SHARES BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Board of Officers	Audit Committee	Total
(1) average price:	N/A	4.73	N/A	4.73
(2) number of shares involved:	N/A	1,800,000	N/A	1,800,000
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to class and type of security:	N/A	0.1628%	N/A	0.1628%
(5) other relevant conditions:	N/A	Stock Option Plan	N/A	Stock Option Plan

iv.                                   Sale transactions on regulated markets

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FIBRIA’S SHARES BY THE MANAGEMENT OF FIBRIA

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Board of Officers	Audit Committee	Total
(1) average price:	56.65	70.52	N/A	69.83
(2) number of shares involved:	2,000	38,099	N/A	40,099
(3) security involved:	ON	ON	N/A	ON
(4) percentage in relation to class and type of security:	0.00036%	0.00688%	N/A	0.00724%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

FIBRIA’S SHARES BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Board of Officers	Audit Committee	Fiscal Counsel	Total
(1) average price:	N/A	N/A	N/A	N/A	N/A
(2) number of shares involved:	N/A	N/A	N/A	N/A	N/A
(3) security involved:	N/A	N/A	N/A	N/A	N/A
(4) percentage in relation to class and type of security:	N/A	N/A	N/A	N/A	N/A
(5) other relevant conditions:	N/A	N/A	N/A	N/A	N/A

SUZANO’S SHARES BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Board of Officers	Fiscal Counsel	Total
(1) average price:	N/A	34.2175	N/A	34.2175
(2) number of shares involved:	N/A	2,000,000	N/A	2,000,000
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to class and type of security:	N/A	0.1809%	N/A	0.1809%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

16. Document by means of which the Independent Special Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated pursuant to CVM Guideline Opinion No. 35 of 2008

Not applicable.

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SCHEDULE II — PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY FIBRIA INTO  EUCALIPTO HOLDING S.A., FOLLOWED BY MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

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PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

The management of the companies identified below, as well as the respective companies identified below:

(a)                       SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the city of Salvador, State of Bahia, on Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, district of Pituba, zip code 41810-012, herein represented in accordance with its Articles of Incorporation (“SUZANO”);

(b)                       FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the city of São Paulo, Estado de São Paulo, on Rua Fidêncio Ramos, No. 302, 3th and 4th (section) floors, Edifício Vila Olímpia Corporate, Tower B, district of Vila Olímpia, zip code 04551-010, herein represented in accordance with its Articles of Incorporation (“FIBRIA”); and

(c)                        EUCALIPTO HOLDING S.A., a closely-held company, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, with head office in the city of São Paulo, Estado de São Paulo, on Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, room No. 2, district of Pinheiros, zip code 01452-919, herein represented in accordance with its Articles of Incorporation (“Holding” and, jointly with SUZANO and FIBRIA, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed below in conformity with Articles 224 and 225 of Law No. 6.404/76, have decided to execute this protocol and justification (“Protocol and Justification”) seeking (a) the merger of the shares issued by FIBRIA into the Holding, which the totality of shares shall be, as of the date of completion of the merger of the shares issued by FIBRIA, owned by SUZANO; and (b) the subsequent merger of the Holding into SUZANO, both of which shall be submitted to approval of their respective shareholders at extraordinary shareholders’ meetings, under the following terms and conditions:

1.          Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1.                            A corporate reorganization will be submitted to the shareholders of the Companies, which stages are detailed below (“Transaction”), which shall result (a) in the ownership by SUZANO of the totality of the shares issued by FIBRIA; and (b) assuming that the total capital stock of FIBRIA is represented, as of the

Transaction Completion Date (as defined below), by five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock options, and the total capital stock of SUZANO is represented, as of the Transaction Completion Date, by one billion, ninety-one million, nine hundred and eighty-four thousand, one hundred and forty-one (1,091,984,141) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock options, and subject to the provisions in Section 2 below, in the receipt, by FIBRIA’s shareholders, for each ordinary share issued by FIBRIA that they own at the referred date, of:

(a)         a cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$52.50) (“Cash Installment”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Redemption Value for Each One of the Holding’s Redeemable Preferred Share”), to be paid cash, in a single installment, at the Transaction Completion Date (“Financial Settlement Date”); and

(b)         zero point four six one one (0.4611) ordinary share issued by SUZANO (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares”).

1.2.       The Transaction shall comprise the following stages, all interdependent and related among them, whose completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent referred to in item 3.1 below, all such stages to be coordinated in order to occur at the same date:

(a)         the Holding’s capital increase, upon issuance of eight hundred and fifty-five million, three hundred seventy-seven thousand, six hundred and thirty-five (855,377,635) new ordinary, registered shares, with no face value, subject to adjustment in the event of a change in the number of shares to be issued by the Holding as per item (b) below, such that the number of ordinary shares subscribed by SUZANO represents, after the issuance set forth in item (b), sixty-one percent (61%) of the total ordinary shares and forty-four percent (44%) of the total capital of Holding, which shall be fully paid-up by SUZANO, either directly or through any of its Affiliates (as defined below), in Brazilian currency, until the Transaction Completion Date, for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Shares, a portion of which, to be defined at the general shareholders’ meeting, shall be allocated to the constitution of a capital reserve, being that, in case of subscription of said shares by an Affiliate of SUZANO, they will be fully transferred to SUZANO before or at the Transaction Completion Date, in such manner as may be determined by SUZANO (“Holding’s Capital Increase”);

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(b)         at the same date, as an subsequent and interdependent act of Holding’s Capital Increase, a merger of all the shares issued by FIBRIA into Holding, by their economic value, resulting in the issuance, by Holding, on behalf of the shareholders of FIBRIA who own the merged shares (“FIBRIA’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that for each ordinary share issued by FIBRIA one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered, (subject to the adjustments mentioned in item 2.1), as set forth in the item 4.1 (“Merger of FIBRIA’s Shares”). After the Merger of FIBRIA’s Shares is carried out, FIBRIA shall keep its own legal personality and equity, there being no legal succession;

(c)          at the same date, as an subsequent and interdependent act of the Merger of FIBRIA’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding being redeemed, of the Redemption Value for Each One (1) of the Holding’s Redeemable Preferred Share (“Redemption”). Once they are redeemed, the Holding’s preferred shares will be cancelled against the capital reserve; and

(d)         at the same date, as an subsequent and interdependent act of the Redemption, merger of Holding into SUZANO, for Holding’s equity book value (already taking into consideration the effects of the Holding’s Capital Increase, of the Merger of FIBRIA’s Shares and of the Redemption), with the consequent termination of the Holding and succession, by SUZANO, in all its properties, rights and obligations, with the consequent migration of FIBRIA’s Shareholders to become SUZANO’s shareholders (“Holding Merger”).

1.2.1.   Although the stages foreseen in item 1.2 will occur one subsequently to the others, all of them are part of one sole legal transaction, being a premise that each of the stages will not be individually effective without the others also becoming effective and fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.3.       It is intended, with the Transaction, to create a solid company, owning first-line and strategically located assets, able to efficiently supply customers on all the continents with its products.

1.3.1.          The integration of the Companies’ activities will allow synergy gains to be obtained as a result of the reduction in forestry, logistics and administrative operational costs and risks, with significant efficiency gains to the Companies.

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1.3.2.            As a result of the Transaction herein described, the number of SUZANO’s outstanding shares will be added by the number of shares issued on behalf of FIBRIA’s shareholders after the merger of the Holding. After the conclusion of the Transaction, FIBRIA will cease to be listed on the stock exchange and its shareholders will become holders of SUZANO’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3.3.   The pro forma financial information prepared in compliance with the provisions in paragraph three of article 10 of CVM Instruction 565 already reflect the relevant changes in the financial situation of SUZANO and of FIBRIA, which occurred since the presentation of the more recent financial statements of the Companies up to the Base Data, as defined in item 4.3 below.

1.4.       After the completion of the Transaction, the Companies shall continue to engage in their activities, with SUZANO’s registration as a publicly-held company to be maintained and with FIBRIA becoming a wholly-owned subsidiary of SUZANO. FIBRIA’s registration as a publicly-held company shall continue after the Transaction until further determination by SUZANO. Upon the completion of the Transaction, the shares issued by FIBRIA will cease to be listed on the Novo Mercado segment of B3 — S.A. — Brasil, Bolsa, Balcão and the American Depositary Shares (ADS) of FIBRIA will cease to be listed on the New York Stock Exchange (NYSE).

2.          Calculation and Adjustments to the Exchange Ratio of FIBRIA-Holding and of the Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares

2.1.       The exchange ratio of the shares issued by FIBRIA for ordinary and preferred shares issued by the Holding, as a result of the Merger of FIBRIA’s Shares, shall be proportionally adjusted in the event of a change in the number of shares of FIBRIA’s capital provided for in item 1.1 above, including for any and all share splits, reverse share splits and bonus of FIBRIA’s shares occurred as from March 15, 2018. Any splits of the Holding’s shares shall not impact the exchange ratio provided for in this Protocol and Justification. The exchange ratio of shares issued by Holding for shares issued by SUZANO shall be proportionally adjusted in the event of a change in the number of shares of FIBRIA’s and/or SUZANO’s capital provided for in item 1.1 above, including for possible splits, reverse splits and bonus of the shares issued by SUZANO.

2.2.       The Cash Installment shall be subject to adjustment by the variation of the CDI verified between March 15, 2018 and the Financial Settlement Date. For purposes of this Protocol and Justification, “CDI” means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, daily calculated and disclosed by B3, or any other index as may be further used in substitution thereof.

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2.3   The Cash Installment shall be (i) reduced by the amount of any dividends, interest on equity and other income stated and/or paid by FIBRIA as from March 15, 2018 and with reporting date of the shareholder base (ex date) until and including the Transaction Completion Date; and (ii) deducted, as the case may be, of any withheld taxes due solely as a result of the Redemption. In the event of declaration of any dividends, interest on equity and other income by SUZANO as from March 15, 2018 and with reporting date of the shareholder base (ex date) until the Transaction Completion Date, the Cash Installment shall be added by the amount corresponding to the dividends that FIBRIA’s shareholders would receive as if, at the dividend payment date, the Transaction had already been completed and such FIBRIA’s shareholders were already SUZANO’s shareholders. For the purposes hereof, the amounts for any dividends, interest on equity and other income being paid shall be updated to the positive variation of the CDI rate, from the respective payment date until the Financial Settlement Date. The minimum mandatory dividends already proposed by the managements of (i) SUZANO, on February 07, 2018, in the amount of three hundred and eighty million, one hundred and fourteen thousand, five hundred and four Reais and fifty-six cents (R$380,114,504.56) and (ii) FIBRIA, on January 29, 2018, in the amount of two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Reais and fifty-nine cents (R$257,750,384.59) shall not be considered for purposes of the adjustment provided for herein.

3.          Conditions Precedent to the Completion of the Transaction

3.1.       With due regard to the provisions in item 3.2 below, the closing of the Transaction shall, under the terms of article 125 of the Civil Code, be subject to compliance with the conditions precedent set forth below (“Conditions Precedent”):

(a)                       approval of the Transaction by the following antitrust agencies in the pertinent jurisdictions: the Brazilian Council of Administrative and Economic Defense — CADE, in Brazil, the Federal Trade Commission — FTC and / or the Department of Justice — DOJ, as applicable, in the United States of America, the European Commission, in the European Union, and the Ministry of Commerce — State Administration for Market Regulation — SAMR, in the People’s Republic of China (“Antitrust Government Authorities”);

(b)                       approval of the Transaction by ANTAQ;

(c)                        obtaining the declaration of effectiveness by the Securities and Exchange Commission of the United States of America (“SEC”) of the registration statement filed by SUZANO with SEC for purposes of calling, holding and approving the Transaction at the General Shareholders’ Meeting of FIBRIA and of SUZANO,

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being certain that this condition may be waived by SUZANO, at its sole discretion, in case any discharge of registration obligation is applicable, according to SUZANO’s understanding;

(d)                       non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;

(e)                        Non-occurrence of Material Adverse Effect. For this purpose, (1) “Material Adverse Effect” means in relation to FIBRIA: (i) a request for voluntary bankruptcy, court or out-of-court reorganization, liquidation or dissolution; (ii) declaration of bankruptcy; (iii) interdiction, prohibition, impairment or full shutdown for operation of the plant located in Três Lagoas or of the plant located in Aracruz for more than sixty (60) successive days; (iv) provisioning for one or more effective or contingent Losses of FIBRIA, and/or the effective disbursement by FIBRIA of one or more Losses, in any of the cases, of more than twenty percent (20%) of the market capitalization of FIBRIA as of this date and which, cumulatively: (a) do not arise out of the regular course of business and (b) are not recorded in the latest annual or quarterly financial statements, or have been disclosed in the latest Reference Form, up to this date made available to the market by FIBRIA; and (2) “Loss” means all the obligations, liabilities, contingencies, losses, direct damages, money liability or liability convertible into money (including adjustment to inflation, reasonable attorney’s fees and legal costs), claims, actions, lawsuits, investigations, final non-appealable judgments (including judicial, administrative or arbitration judgments), fines, interest, penalties, costs and expenses and imposition of a lien (including pledging of properties, assets, rights or claims, and / or partial, full, temporary or permanent limitation to the free use or disposal of any amounts deposited in bank accounts), deducted by any amounts recovered or that may be recovered by means of insurance proceeds;

(f)                         Compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and

(g)                        SUZANO’s and FIBRIA’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

3.1.1                     The condition provided for in item 3.1(e) (non-occurrence of Material Adverse Effect) may be waived at any time by SUZANO, by means of a written notice. The conditions provided for in items 3.1(f) and 3.1(g) may be waived at any time by the non-defaulting Party by means of a written notice.

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3.2.       Once the Conditions Precedents are implemented or waived, any of the Companies may notify the other about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed, including the date as from which the shares issued by FIBRIA shall cease to be listed on the stock exchange. The date on which the Transaction shall be closed shall correspond to the 45th day (or, if such is not a business day (the next following business day) counted from the publication of the referred notice to the market (“Transaction Completion Date”). On the day immediately before the Transaction Completion Date, the Companies shall inform the market about the base date and the consequent definition of FIBRIA’s shareholders who will receive the shares issued by SUZANO, as well as the final value of the Cash Installment and the final quantity of SUZANO shares per Holding’s Ordinary Share.

4.          Exchange Ratio, Base Date, Appraisal, Capital Increase and Right of Withdrawal

4.1.       It is proposed that, as a result of the Merger of FIBRIA’s Shares, that new ordinary shares and new redeemable preferred shares shall be issued by the Holding on behalf of FIBRIA’s Shareholders (considering the adjustments mentioned in item 2.1), all of them to be registered shares, with no face value, in substitution for the ordinary shares held by them in FIBRIA, at the ratio of 1 ordinary share and 1 redeemable preferred share issued by Holding for each ordinary share issued by FIBRIA (considering the adjustments mentioned in item 2.1). Therefore, this is not the case of fractional shares at this stage of the Transaction.

4.1.1.   The new ordinary shares issued by the Holding shall be entitled to the same rights and advantages attached to the ordinary shares issued by the Holding now existing and owned by SUZANO and shall be entitled to participate in the income for the fiscal year in course at date of their issuance. The new preferred shares issued by the Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be forthwith redeemed at the Transaction Completion Date, without the need, therefore, of an extraordinary shareholders’ meeting, it being certain that the Redemption Value for Each 1 of the Holding’s Redeemable Preferred Share shall be paid for each 1 preferred share issued by Holding being redeemed.

4.1.2.   As set forth in article 252, §2 of Law No. 6.404/76, the right of withdrawal shall be ensured to the shareholders who, uninterruptedly, since this date until the Transaction Completion Date, hold shares issued by FIBRIA and do not vote favorably for the Merger of FIBRIA’s Shares, refrain themselves from voting or do not appear to the pertinent extraordinary shareholders’ meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days counted from the publication of the minutes of the extraordinary shareholders’ meeting approving the Merger of

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FIBRIA’s Shares. The amount payable by way of reimbursement of the value of the shares shall be equal to the net asset value of FIBRIA’s share at December 31, 2017, as stated in FIBRIA’s financial statements approved at the general shareholders’ meeting held on April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$26.36) per share, without prejudice to the right to prepare a special balance sheet.

4.2.       In continuity, it is proposed that, as a result of the Holding Merger, new ordinary shares are issued by SUZANO on behalf of the former shareholders of FIBRIA (who at such time will already be Holding’s shareholders), all of them to be registered shares, with no face value, in substitution for the ordinary shares issued by the Holding and held by them. The Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares shall be then issued for each ordinary share issued by Holding.

4.2.1.   Any fractional shares issued by SUZANO arising out of the Holding Merger shall be grouped into whole numbers so that they are thereafter sold on the spot market managed by B3 S.A. — Brazil, Bolsa e Balcão, after the completion of the Transaction, under the terms of the notice to the shareholders to be timely disclosed. The proceeds of such sale will be made available net of fees to the former shareholders of FIBRIA owning the respective fractions of shares, proportionally to their interest in each share being sold.

4.2.2.   The new shares issued by SUZANO will be entitled to the same rights and advantages attached to the ordinary shares issued by SUZANO and shall be entitled to participate in the income of the fiscal year in course as from their issuance date.

4.2.3.   Whereas, at the date of the extraordinary shareholders’ meeting of Holding which will decide about its merger into SUZANO, the latter shall be the sole shareholder of the Holding, it is not the case of dissenting shareholders or right of withdrawal as a result of this stage of the Transaction.

4.3.       The base date of the Transaction is March 31, 2018 (“Base Date”).

4.4.       SUZANO’s management, on behalf of SUZANO and of the Holding, retained the services of Ernst & Young Assessoria Empresarial Ltda., enrolled with the CNPJ/MF under No. 59.527.788/0001-31 (“EY”) to appraise and determine the economic value of the shares issued by FIBRIA to be merged into the Holding, already taking into consideration the effects of the Holding’s Capital Increase (“Appraisal Report of FIBRIA’s Shares”); and (b) PricewaterhouseCoopers Auditores Independentes, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“PwC”) to appraise and determine the book value of the Holding’s shareholders’ equity to be transferred to SUZANO by reason of the Holding Merger, already taking into consideration the effects of the Holding’s Capital Increase, Merger of FIBRIA’s Shares, and the Redemption

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(“Appraisal Report of Holding”). The Appraisal Report of the FIBRIA’s shares and the Appraisal Report of Holding constitute the Annex 4.4 to this Protocol and Justification.

4.5.       The Merger of FIBRIA’s Shares will result in an increase of the Holding’s shareholders’ equity in an amount supported by the Appraisal Report of FIBRIA’s Shares, part of which, as determined by the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to its capital stock.

4.6.       The Holding Merger, on its turn, shall result in an increase of SUZANO’s shareholders’ equity in an amount equal to the portion of the Holding’s shareholders’ equity corresponding to the investment of FIBRIA’s shareholders in the Holding, after the Redemption, part of which shall be allocated to SUZANO’s capital stock and part of which shall be allocated to the capital reserve to be determined at the general meeting. The shares issued by the Holding and owned by SUZANO at the time of the Holding Merger shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Holding Merger is completed shall be appropriated by SUZANO.

4.7.       Notwithstanding the fact that the exchange rates were agreed upon between SUZANO and FIBRIA, as independent parties, and that there is no right of recourse as a result of the Holding Merger, as mentioned in item 4.2.3, SUZANO, for information purposes and due to the reason that, at the date of the Holding Merger, it is the holding company of the Holding, has also requested to EY to prepare an appraisal report in conformity with article 264 of Law No. 6404/76, appraising the two shareholders’ equities following the same criteria and on the same date, at market prices (“Appraisal Report of Net Equity at Market Value”). The Appraisal Report of Net Equity at Market Value constitutes Annex 4.7 to this Protocol and Justification.

4.8.       Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of EY shall be submitted for confirmation to the General Shareholders’ Meeting of the Holding that will decide about the Merger of FIBRIA’s Shares, and, (ii) the appointment of PwC shall be submitted for confirmation to the General Shareholders’ Meeting of SUZANO that will decide about the Holding Merger.

4.9.       EY and PwC declare that (i) there is not any actual or potential conflict or community of interests, with the Companies’ shareholders or, further, as regards the Merger of FIBRIA’s Shares or the Holding Merger, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. EY and PwC were selected for the works described herein in consideration of the wide and renowned experience both specialized companies have in preparing reports and appraisals of such nature.

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4.10.      SUZANO and the Holding, as the case may be, shall bear all the costs related to the hiring of EY and PwC for preparing the Appraisal Report of FIBRIA’s Shares, the Appraisal Report of Holding and the Appraisal Report of Net Equity at Market Value, as the case may be.

4.11.      Each of the managements of SUZANO and of FIBRIA has retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion.

4.12.      Each of the managements of SUZANO and of FIBRIA has also prepared pro forma financial information for the surviving companies, as if they already existed, having the Base Date as reference, prepared in accordance with Law No. 6404/76, and with rules issued by the Brazilian Securities and Exchange Commission and submitted to reasonable assurance by an independent auditor registered with the Brazilian Securities and Exchange Commission.

5.          Corporate Approvals

5.1.             The effectiveness of the Merger of FIBRIA’s Shares, of the Redemption and of the Holding Merger shall depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which acts shall be coordinated in order to occur at the same date:

(a)                       extraordinary shareholders’ meeting of FIBRIA for it, in this order, to (i) approve the waiver of conduction of a public offer of acquisition of shares issued by FIBRIA, as set forth in Art. 33 of FIBRIA’s Articles of Incorporation within the scope of the Transaction; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by the Holding;

(b)                       extraordinary shareholders’ meeting of the Holding for it, in this order, to (i) approve the Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY; (iv) approve the Appraisal Report of FIBRIA’s Shares; (v) approve the creation of a class of preferred shares, as per item 4.1.1 above; (vi) approve the Merger of FIBRIA’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the directors of FIBRIA, with consequent amendment to its articles of incorporation; (viii) approve the Redemption, with consequent amendment to its articles of incorporation; (ix)

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approve the Merger of the Holding into SUZANO; and (x) authorize the subscription, by its directors, of new shares to be issued by SUZANO; and

(c)                        extraordinary shareholders’ meeting of SUZANO for it, in this order, to (i) ratify the investment, by SUZANO, either directly or through any of its Affiliates, in the amount of least twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven reais and fifty cents (R$29,036,732,077.50), upon subscription of new shares in the Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of PwC;(iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by the Holding’s directors, with further amendment to its articles of incorporation; and (vii) approve the amendment to its articles of incorporation, substantially in the terms of Annex 5.1(c).

5.1.1.          The managements of the Companies shall call the above referred general meetings and shall make their best efforts for the same to be held as soon as possible, so that the general meetings shall occur within not later than forty-five (45) days counted from the date of the declaration of effectiveness time by the SEC of the registration statement filed by SUZANO with the SEC for purposes of calling, holding and approving the Transaction by FIBRIA’s General Shareholders’ Meeting.

6.          Filing with the Government Authorities

6.1.       SUZANO filed the Transaction with ANTAQ, with the Dock Company of the State of São Paulo — CODESP (Companhia Docas do Estado de São Paulo) and the Ministry of Transport, Port and Civil Aviation — MTPAC (“Identified Government Authorities”) and with CADE, as well as with the other Antitrust Government Authorities, which shall be actively and diligently conducted by the legal counsels appointed by SUZANO.

6.1.1.   With regard to the filing with CADE, the time period provided for in Section 6.1 above was deemed to have been met upon the filing of a draft notice with the CADE (containing the answers to the items listed in Annex I to CADE Resolution No. 2/2012) for preliminary review by the General Superintendent’s Office of CADE. With regard to the other Antitrust Government Authorities, the time period provided for in Section 6.1 above was deemed to have been met upon the filing of a draft of the respective notice for beginning of the pre-notice period (and, in the case of the People’s Republic of China, with the filing of the initial notice for beginning of the pre-acceptance period), if applicable, or of the formal filing, in case the filing of a draft notice is not provided for in the applicable rules. SUZANO shall make its best efforts to proceed to the formal filing of the notices of the Transaction with the Antitrust Government Authorities as soon as reasonably possible after the filing of the initial drafts.

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6.2                               Without the prior consent by SUZANO, FIBRIA shall not make any contact with any Antitrust Government Authorities regarding the Transaction. In case such contacts may become possibly necessary, SUZANO shall have the opportunity to follow-up, take part in and lead such contacts.

7. Other Covenants

7.1.             Until the Transaction Completion Date and save as otherwise provided for in this Protocol and Justification or if necessary for the completion of the Transaction, FIBRIA and SUZANO shall keep the regular course of their businesses and shall refrain themselves from performing any acts which may, in any way, materially affect their businesses or operations and, consequently, change, also materially, the balance of the replacement ratios defined herein or, further, prevent or impair the completion of the Transaction.

7.1.1.          Without prejudice to the provisions in the head paragraph of this item 7.1, FIBRIA and SUZANO undertake to, until the Transaction Completion Date:

(i)                         Conduct their activities in accordance with the provisions in their respective Articles of Incorporation;

(ii)                      Not to issue, redeem, amortize, reimburse or repurchase shares or any securities convertible into or exchangeable for shares of the respective Company, as well as increase or reduce their capital stock;

(iii)                   During the period of one hundred (100) days counted from March 15, 2018, not to carry out, either by itself or by its subsidiaries, the issue of any debt security and/or the execution of agreements or contracts with foreign financial institutions for the borrowing of new debts in foreign currency. For the sake of clarity, this prohibition does not include (a) any debt in Brazilian currency (Reais), entered into in Brazil, with Brazilian financial institutions, or though issue of debt securities in the local market; (b) disbursements related to agreements already entered into prior to March 15, 2018; (c) advances of exchange contracts; (d) advances against delivered bills of exchange; (e) any intercompany loans; and (f) entering into a Revolving Credit Facility (RCF) of up to five hundred million North-American Dollars (US$500,000,000.00) with any domestic or foreign banks;

(iv)                  Not to alienate or encumber an equity interest or enter into investment agreements, shareholders’ or quotaholders’ agreements, consortium or joint venture agreements implying aggregate investments by the respective Company, equal to or in excess of fifty million Reais (R$50,000,000.00);

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(v)                     Not to effect any new vesting under FIBRIA’s stock purchase option plan, except for the purpose of compliance with the obligations already provided for in agreements already entered into;

(vi)                  Not to alienate or encumber fixed assets whose aggregate value is equal to or higher than fifty million Reais (R$50,000,000.00);

(vii)               Comply and not to change the related parties’ policy currently adopted by FIBRIA, and not to enter into agreements other than in conformity with the past practice, except as otherwise agreed upon by the Parties;

(viii)            Not to forgive, cancel, compromise, novate, waive or release any debts, claims or rights of the respective Company in an individual or aggregate amount of more than fifty million Reais (R$50,000,000.00);

(ix)                  No to change (or allow to be changed), in any manner, its accounting practices, policies or principles or the methods by which the referred principles are applied, except as a result of Law;

(x)                     Except (a) for the replacement or hiring of directors, (b) for the granting of retention plans to executive officers, and (c) as required by Law or provided for in the respective compensation agreements or variable compensation plan in effect, not to increase the compensation or change the terms of the employment contract or of the hiring of members of the Board of Directors and executive officers of the respective Company, other than in the regular course of business and in accordance with the past practice;

(xi)                  Pay the amounts arising out of (a) shares granted under the current FIBRIA’s stock purchase option plans, (b) vesting granted under the current FIBRIA’s long-term incentive program, and (c) the FIBRIA’s current variable invested compensation program, which shall be deemed to be vested at the Transaction Completion Date and valued according to the valuation of FIBRIA’s shares;

(xii)               Not to grant guaranties on behalf of third parties, except to guaranty obligations of its subsidiaries or controlled entities;

(xiii)            Not to exceed the aggregate value of investments of FIBRIA’s capital budget for year 2018 as disclosed in FIBRIA’s Form 20-F filed with SEC on February 27, 2018 (as well as the capital budget that may be approved for year 2019, if applicable), including through the acquisition of an equity interest, in an individual or aggregate value in excess of two hundred million Reais (R$200,000,000.00); and

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(xiv)           Not to approve the filing, file or take any action seeking a request for court or out-of-court reorganization, declaration of voluntary bankruptcy, dissolution or liquidation of the respective Company.

7.2                               The Parties undertake to cooperate in the performance of all acts required by the other Parties for the compliance with the Conditions Precedent, and the approval of the Transaction as soon as possible.

7.3.       The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General shareholders’ meetings that will decide about the approval of the Protocol and Justification, are reciprocally dependent legal transactions, it being a premise that a transaction is not effective without the others also becoming effective.

7.4.       SUZANO, by this Protocol and Justification, is a co-obligor with the Holding in all the obligations involving the Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the corporate approvals for the Transaction as set forth in item 5.1 are obtained, will be jointly and severally liable with the Holding for all the payments that may be due by the Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value for Each One of the Holding’s Redeemable Preferred Share.

7.5.       If, after all the corporate approvals for the Transaction provided for in item 5.1 have been obtained, the completion of the Transaction does not occur within eighteen (18) months counted from March 15, 2018, as a result of default in the obligations set forth in this Protocol and Justification by any of the Companies, including in case of falsehood, insufficiency, omission, error or inaccuracy of the representations and warranties made by the Companies under the terms of item 7.6, (and, provided that such default has not been cured or remedied within 60 days from the date of the notice of default sent by the other Company to the Company in charge for such purpose (“Cure Period”), the non-defaulting party may terminate the Transaction and file a claim for possible losses and damages.

7.6.       SUZANO, as regards itself and the Holding, and FIBRIA, as regards itself, represent and warrant to each other the following:

(a)                       SUZANO and FIBRIA are publicly-held companies, duly organized and validly existing under the Laws of the Federative Republic of Brazil. The Holding is a joint stock company, duly organized and existing under the Laws of the Federative Republic of Brazil, without any operation or liability whatsoever.

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(b)                       Except as provided for herein, SUZANO, the Holding and FIBRIA are fully empowered to enter into this Protocol and Justification, perform all the transactions provided for herein and comply with all the obligations undertaken herein, having taken all the necessary actions for authorizing the entry into these presents and the performance of the obligations hereunder. To their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already regulated in this Protocol and Justification.

(c)                        Subject to the approvals set forth in item 3, neither the execution and delivery of this Protocol and Justification by SUZANO, by the Holding and by FIBRIA, nor the performance by the Companies of any and all of their obligations hereunder:

(i)                                   Violate or conflict with any statute, agreement, Law, license or permit, of any court or other government or regulatory authority to which they are subject; or

(ii)                                To the best understanding of the respective Party, require any consent, approval or authorization from, notice to, or filing or registration with, any person, entity, court or government or regulatory authority, except for the approvals provided for in this Protocol and Justification, including, if applicable, the approvals of the Identified Governement Authorities, as well as communication to ANEEL.

(d)                       Capital Stock:

(i)                The capital stock of SUZANO was, in March 15, 2018, exclusively represented by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in SUZANO’s Reference Form.

(ii)             The capital stock of FIBRIA was, in March 15, 2018, exclusively represented by five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in FIBRIA’s Reference Form.

(iii)          The Holding’s capital stock is, on this date, exclusively represented by five hundred (500) ordinary shares, there being no contract or security issued

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thereby which may give right to the subscription thereof by any other person than SUZANO.

(e)                        Their respective audited financial statements as of December 31, 2017 and, in relation to SUZANO and to FIBRIA, the Companies’ most recent Reference Forms, as filed and made available from the website of the Brazilian Securities and Exchange Commission, fairly reflect, as of their date of disclosure, in their material aspects, the best understanding of the Companies’ managements (as the case may be) about their businesses, as required by the applicable law. FIBRIA’s most recent annual report, prepared in Form 20-F and filed with SEC, as well as the information provided to SEC under Form 6-K, reflect, as of their issuance date, in all material aspects, the best understanding of FIBRIA’s management about its businesses, operations and contingencies at their respective disclosure date. Since the disclosure of the Companies’ Reference Forms, and, in case of FIBRIA, of Form 20-F and Form 6-K, and until March 15, 2018, to the best understanding of the Companies’ managements, as applicable, there has been no act, fact or event which materially changes the information contained in such forms.

7.7.       The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8.   Miscellaneous

8.1.       Once the Transaction has been approved, it shall be incumbent upon SUZANO’s directors to perform all the acts necessary for the implementation of the Holding Merger, including the cancellation of the registration of the Holding with the competent federal, state and municipal government entities, as well as keeping the Holding’s accounting records for the term provided for in the law.

8.2.       The applicable documentation will be available to the Companies’ shareholders at the respective head offices as from the date of the call notice of the Extraordinary Shareholders’ Meetings of the Companies, and / or, as the case may be, at the Investor Relations’ websites of FIBRIA (https://ri.fibria.com.br/) and of SUZANO (http://ri.suzano.com.br/) and on the websites of the Brazilian Securities and Exchange Commission and of B3 S.A. — Brasil, Bolsa, Balcão.

8.3.       Save as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party incurring the same (provided that SUZANO shall bear the costs and expenses incurred by the Holding),

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including expenses for their respective counsels’, auditors’, appraisers’ and attorneys’ fees.

8.4.       This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.5.       A possible declaration by any court of nullity or non-effectiveness of any of the provisions set forth in this Protocol and Justification shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

8.6.       The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.7.       This Protocol and Justification is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

8.8.       The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the Companies shall be prohibited.

8.9.       This Protocol and Justification, signed in the presence of 2 witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

9.   Applicable Law and Settlement of Disputes

9.1.       This Protocol and Justification shall be construed and governed by the laws of the Federative Republic of Brazil.

9.2.       The Companies agree that any dispute arising out of or related to this Protocol and Justification, including, without limitation, a dispute regarding the existence, validity, effectiveness, interpretation, execution or termination hereof, which may not be amicably settled within a non-extendable period of thirty (30) days, shall be settled by arbitration procedure to be conducted by the B3 Market Arbitration Chamber (“Arbitration Chamber”), in accordance with its applicable regulation at the time of the filing of the

17

arbitration proceedings, this item 9 being valid as an arbitration clause for effect of the provisions in paragraph 1 of article 4 of Law No. 9.307/96. The management and correct pursuance of the arbitration procedure shall equally be in charge of the Arbitration Chamber. The Parties acknowledge that the obligation to seek an amicable settlement does not prevent the immediate filing of the arbitration procedure if any of the Parties deems that a settlement is not possible to be reached.

9.2.1                     The arbitration tribunal shall be made up of three (3) arbitrators (“Arbitration Tribunal”), one of them being appointed by the Party(ies) seeking to commence the procedure, another by the other Party(ies), and the third arbitrator, who shall act as President of the Arbitration Tribunal, by the arbitrators appointed by the Parties. In case one of the Parties shall fail to appoint an arbitrator or in case the appointed arbitrators do not reach a consensus as for the third arbitrator, the President of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

9.2.2                     The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting an extrajudicial execution instrument binding on the Parties and their successors, which agree to comply with the terms of the arbitration award, regardless of judicial execution.

9.2.3                     Notwithstanding the foregoing, each Party has the right to file a request for legal remedies in order to (a) obtain any “emergency measures” that may be necessary prior to the constitution of the Arbitration Tribunal, and such measures shall not be deemed as waiver of the arbitration procedure by the Parties, (b) enforce any arbitration decision, including final arbitration award, and (c) ensure the installation of the Arbitration Tribunal. For such purpose, the Parties elect the court of the judicial district of São Paulo, State of São Paulo, at the waiver of any other, however privileged it may be.

9.2.4                     The arbitration seat shall be the city of São Paulo, State of São Paulo.

9.2.5                     The arbitration procedure shall be conducted in Portuguese language.

9.2.6                     The dispute shall be decided in accordance with the laws of the Federative Republic of Brazil, with judgment in equity being prohibited.

9.2.7                     The arbitration procedure should be confidential. The Parties agree not to disclose arbitration information and documents. The disclosure may be made if (i) the duty to disclose arises out of law, (ii) it is ordered by an administrative or judicial authority, or (iii) it is necessary to defend the Party’s interest.

18

In witness whereof, the directors of the Companies execute this Protocol and Justification in five (5) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, July 26, 2018.

(remainder of this page intentionally left blank)

19

[Signatures pages of the Protocol and Justification of Merger of Shares issued by Fibria into Eucalipto Holding S.A., followed by merger of Eucalipto Holding S.A. into Suzano

Papel e Celulose, executed on July 26, 2018]

SUZANO PAPEL E CELULOSE S.A.

Por:	Por:
Cargo:	Cargo:

FIBRIA CELULOSE S.A.

Por:	Por:
Cargo:	Cargo:

EUCALIPTO HOLDING S.A.

Por:	Por:
Cargo:	Cargo:

Testemunhas:

1.	2.
Nome:	Nome:
RG:	RG:
CPF/MF	CPF/MF :

20

ANNEX 4.4

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Eucalipto Holding S.A.

Valuation report on the net book value

based on the accounting books

at March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Valuation report on the net book value based on the accounting books

To Shareholders and Managers

Eucalipto Holding S.A.

Qualification of the audit firm

1                                         PricewaterhouseCoopers Auditores Independentes, professional partnership established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no 1400, 9o, 10o, 13o, 14o, 15o, 16o e 17o andares, Torre Torino, Água Branca, inscribed in the corporate taxpayers register under no 61.562.112/0001-20, originally registered with the São Paulo State Regional Accounting Board under no 2SP000160/O-5, with its Bylaws filed with the 4th Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, on September 17, 1956, and subsequent amendments thereto filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, the latest amendment of which, dated February 8, 2017, filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, under microfilm 139,087, on February 15, 2017, represented by its undersigned partner, Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card (RG) M.1.523.766 , inscribed in the individual taxpayers register (CPF) under no 530.920.666-34 and with the São Paulo State Regional Accounting Board under no 1SP188352/O-5, resident and domiciled in the State of São Paulo, with office at the same address of the represented company, which is appointed expert by the management of Eucalipto Holding S.A. to proceed with the valuation of the net book value of Eucalipto Holding S.A. (“Company”) at March 31, 2018, as summarized in Appendix I, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works.

Objective of the valuation

2                                         The purpose of the valuation of the net book value as of March 31, 2018 of Eucalipto Holding S.A. is the merger of such Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of the Voting Commitment and Assumption of Obligations, as described in Appendix II to this valuation report.

Management’s responsibility for the accounting information

3                                         The Company’s management is responsible for the bookkeeping and the preparation of accounting information in accordance with the accounting practices adopted in Brazil, and for the material internal controls it deemed necessary for the preparation of such accounting information free of material misstatements, whether caused by fraud or error. The main accounting practices adopted by the Company are summarized in Appendix II to this valuation report.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

2

Scope of the works and responsibility of the independent auditor

4                                         Our responsibility is to issue an opinion on the net book value of the Company at March 31, 2018, based on the work performed in accordance with Technical Notice 03/2014 (R1), issued by the Brazilian Institute of Independent Auditors (IBRACON) and approved by the Federal Accounting Board through CTA 20/2014 (R1), which provides for the application of audit procedures to the balance sheet. Therefore, our examination of the Company’s balance sheet was conducted in accordance with Brazilian and international audit standards, which demand compliance with ethical requirements by the auditors and that the audit be planned and executed with the objective of obtaining reasonable assurance that the net book value assessed in our valuation report is free of material misstatements.

5                                         An audit process involves selected procedures to obtain evidence of the assessed amounts. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatements in the net book value, whether caused by fraud or error. In such risk assessment, the auditor considers the internal controls material for the preparation of the Company’s balance sheet in planning the audit procedures deemed appropriate in the circumstances, but not for the purposes of rendering an opinion on the effectiveness of such internal controls of the Company. We also assess the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusion

6                                         Based on our work, we concluded that the amount of R$ 200.00, as per the balance sheet of March 31, 2018, recorded on the accounting books and summarized in Appendix I, represents, in all material aspects, the net book value of Eucalipto Holding S.A., assessed in accordance with the accounting practices adopted in Brazil.

Emphasis of matter

7                                         As described in Note 1 of Appendix II to this valuation report, the merger of Eucalipto Holding S.A. into Suzano is part of the corporate restructuring process in the context of the business combination described therein, which is subject to certain conditions.

São Paulo, July 10, 2018

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

/s/ Tadeu Cendón Ferreira
Tadeu Cendón Ferreira
Contador CRC 1SP188352/O-5

3

Attachment I to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Synthetic balance sheet
At March 31, 2018	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

	Brazilian real		Brazilian real
Assets		Liabilities and equity
Current assets
Cash and cash equivalents	200
		Total equity	200

Total assets	200	Total liabilities and equity	200

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

4

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

1              Basis for preparation of the balance sheet and summary of the main accounting policies

The balance sheet of March 31, 2018 was prepared for the assessment of the net book value of Eucalipto Holding S.A. (“Company”), in the context of the merger of the Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of Voting Commitment and Assumption of Obligations, as described below.

The balance sheet of March 31, 2018 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

(a)           Corporate events

Voting Commitment and Assumption of Obligations

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the aforementioned business combination, as part of the corporate restructuring, which includes its merger into Suzano Papel e Celulose S.A., as described in Note 2.

The shareholders of Fibria holding American Depositary Receipts (“ADRs”) will be entitled to receive ADRs in Suzano, observing the same exchange ratio. To do so, Suzano will adopt measures to obtain (i) the registry of the transaction (or the exemption thereof, as applicable) with the U.S. Securities and

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

5

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

Exchange Commission; and (ii) the listing of the ADRs of Suzano in the same listing segment of the New York Stock Exchange where the ADRs of Fibria currently are listed.

Once the transaction is consummated, the shares and the ADRs issued by Fibria will no longer be traded on the B3 S.A. and on the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, in the event that any restrictions imposed by the antitrust authorities of Brazil and/or other countries are excessively burdensome, Suzano may opt not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may involve certain other conditions of non-consummation of the transaction, as expressly provided for in the Voting Commitment.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The consummation date of the transaction will correspond to the 45th day as from publication of the corresponding notice to the market indicating that the conditions precedent have been fulfilled.

(b)           Main accounting policies

The main accounting policies applied while preparing the balance sheet are presented below.

Cash and cash equivalents

Cash and cash equivalents encompass balances in cash and banks and financial investments that mature within less than 90 days from the date of the transaction, and which are subject to insignificant risk of having their values changed.

2              Merger of Eucalipto Holding - unaudited

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the business combination described on Note 1, especially the corporate restructuring. As such, the merger of the Company by Suzano is expected to take place after certain transactions. The following table describes the pro forma accounting balance sheet, as per the pro forma individual balance sheet of Eucalipto Holding S.A. and corresponding limited assurance report of the independent auditor, issued on July 10, 2018, that would be submitted for the merger into Suzano, considering that the condition precedent of the business combination had been fulfilled on March 31, 2018.

6

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

Balance sheet - pro forma

(R$ thousands) - Unaudited

	Accounting				Pro forma
	balance -	Capital	Merger of	Redemption of	balance -
	March 31, 2018	contribution	Fibria shares	preferred	March 31,
	(1)	(2)	(3)	shares (4)	2018 (5)

Assets
Current assets
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current assets
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Description of balances/adjustments:

(1)   Net book value of Eucalipto Holding S.A. as of March 31, 2018, as described in Appendix I to the valuation report.

(2)   Suzano contributes R$ 29,043,056 thousand in cash to the Company upon subscription to new Common Shares in the Company.

(3)   The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, in the aggregate amount of R$ 29,043,056 thousand and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800 thousand. This consideration from Suzano will be paid through its subsidiary Eucalipto Holding S.A. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

(4)   The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

(5)   By the end of stages 2 to 4 described above, the net book value of Eucalipto Holding S.A. will be affected by these transactions. At this point, the Company is merged into Suzano, with its consequent dissolution; Fibria’s shareholders will receive, in substitution of their common shares issued by the Company, the new shares of Suzano, consequently migrating to the shareholder base of Suzano.

7

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

The above final pro forma balance represents the net book value of the Company, to be merged into Suzano, if the condition precedent of the business combination, as described in Note 1, had been fulfilled on March 31, 2018. The actual amounts of the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the number and fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

* * *

8

Suzano Papel e Celulose S.A. Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. July 10, 2018

July 10, 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brazil 01452-919 Financial Economic Valuation of Fibria Celulose S.A. Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br July 10, 2018 As requested, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the economic-financial valuation report of Fibria Celulose S.A. ("Fibria" or "Company") as of March 31, 2018 ("base date"). The purpose of this Report is to provide the management and shareholders of Eucalipto Holding SA ("Eucalipto"), a company controlled by Suzano Papel e Celulose SA ("Suzano"), support for the deliberation of the Eucalipto Shareholders General Meeting regarding Suzano’s acquisition of the Company ("Transaction"), in line with the requirements of article 8 and 226 of Law 6,404 / 76 ("Corporate Law"). Our estimate of value should not be considered as an advice or recommendation for investment or any transaction, a fairness opinion, or used for funding / fundraising, as well as any other purpose except as described above. This Report contemplates the objective, scope, procedures and methodologies used, as well as the market and operational premises that involved the calculation of Fibria's estimate of economic value. It is important to note that we did not investigate independently, nor performed any audit process applied to the information provided or published by Fibria. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the closing of the Transaction occurs, among other things, any exchange or sharing of sensitive information between Fibria and Suzano is not permitted. Therefore, it should be noted that in preparing this Report, public information disclosed by the Company was taken into account, supplemented by some specific data provided by Fibria's management ("Administration"), limited to non-competitive information. In addition, we considered public data on Fibria's business sector, on comparable companies, analysis published by the Company and industry market analysts, as well as discussions with Suzano management and our understanding of the Company's operations. We appreciate the opportunity to collaborate with Suzano on this occasion and make ourselves available if you have any questions or need additional information. Regards, Andrea Fuga Partner of Valuation Roberta Tedesco Executive Director of Valuation Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 2 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Dashboard Executive Summary 1 Macroeconomic Analysis 2 Sector Analysis 3 Page 4 Page 5 Page 8 Page 10 The and 4 Company Projected Financial 5 Valuation Exhibits the ... ... 6 7 Page 16 Page 22 Page 33 Page 39 Appendix 8 Page 44 Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 3 of 46 DashboardDashboard6 Valuation Table of Contents2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information

July 10, 2018

Dashboard
Highlights

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Net Revenue Growth

5.4%

The Compound Annual Growth Rate (CAGR) of the Company's net revenue projection.

Fibria's net revenue comes from the sale of pulp. Representing an amount of R$ 11.7 billion in 2017, and projected to reach R$ 20.9 billion in 2028.

Details on page 23

Price of Cellulose per Ton

USD 952

Reflects the averagelist price of celulose from the last projected year.

The weighted average by destination of the projected FOEX price for pulp varies from USD 914 per ton between April to December of 2018 to USD 952 per ton in 2028

Details on page 25

Average EBITDA Margin

54.7%

Reflects the average projected EBITDA margin of the Company during the projected period.

On average, operating expenses were 5.1% of net revenue during the projected period, while costs accounted for about 40.2%.

Details on page 27

Working Capital / Net Revenue

33.2%

Reflects the average projected working capital over net revenue diuring the projected period.

The Company's net working capital starts at R$ 3.7 billion in March 2018 and was projected to reach R$ 7.5 billion in 2028.

Details on page 30

Discount Rate

10.2%

The *Weighted Average Capital Cost* (WACC) applied to the free cashflows of the company.

The discount rate applied was the WACC - weighted average rate between equity and third parties, calculated in nominal Reais, considering comparable data and macroeconomic assumptions available on the base date.

Details on page 33

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 4 of 46

July 10, 2018 1 Executive Summary Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 5 of 46

July 10, 2018

1 Executive Summary
Executive Summary

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Objective

- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the Company exports pulp to more than 35 countries.
- Suzano is the second largest global producer of eucalyptus pulp and the main producer of domestic paper in Latin America.
- In March 2018, Suzano and Fibria announced the combination of their businesses, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The purpose of this work is to provide Eucalyptus management and shareholders with support for deliberation during the General Shareholders' Meeting about this transaction, in line with the requirements of Article 8 and 264 of the Brazilian Corporate Law.

Scope of Work

- Discussions with executives and employees of Fibria and Suzano
- Obtaining Fibria's accounting, operating and financial historical data;
- Analysis of the Company's performance market, based on available public data;
- Elaboration of projections of Fibria's financial statements based on public information disclosed by the Company, additional data provided by Management, public figures of comparable companies, analyzes published by market analysts, as well as discussions with Suzano management;
- Calculation of the discount rate that reflects the risks inherent to the sector and the Company;
- Elaboration of the Fibria Economic-Financial evaluation through the discounted cash flow methodology (FCD);
- Comparison of the results obtained with Fibria's MarketCap and multiples of valuations of comparable public companies.

The results presented in this report depend on assumptions that were the basis for the projections. The DCF methodology does not provide for changes in the external or internal environments in which Fibria operates, in addition to those explained in this Report.

General Premises

- Value standard: Fair value. Valuation is defined by Brazilian (CPC46) and international (IFRS3) accounting standards, such as "the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a non-forced transaction between market participants on the date of measurement ".
- Base date: March 31, 2018;
- Projection period: 10 (ten) years and 9 (nine) months, from April 1, 2018 to December 31, 2028;
- Residual value: calculated through the perpetuity of cash flows after 2028. The perpetuity growth rate was 3.9% pa, the same rate expected for long-term Brazilian inflation;
- Currency: Reais (BRL) in nominal terms;
- Discount rate: calculated according to the WACC methodology, in nominal Reais, resulting in 10.2% pa .;
- Adjustments: Non-operating assets and liabilities, including net debt, were not considered in the cash flow projections. When observed, they were treated separately and added / subtracted from the present value of cash flows and perpetuity, impacting the value of Fibria's capital.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 6 of 46

July 10, 2018

1 Executive Summary
Estimation of Value

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Base Scenario (R$ millions)	10.0%	10.2%	10.5%
Σ | Present value of cashflows	23,165	22,969	22,690
Present value of the perpetuity	29,029	27,559	25,611
Operational Value (EV)	**52,193**	**50,528**	**48,301**
Non-operational assets and liabilites	516	516	516
Net Debt	(12,972)	(12,972)	(12,972)
Value of total capital	**39,782**	**38,116**	**35,889**
Premium over MarketCap – base date	10.6%	6.0%	-0.2%


Fibria total Equity value
(R$ billions)
Base scenario
35.9
39.8
Exchange sensibility
36.8
39.5
Cellulose sensibility
36.6
39.6
Market Cap
23.7
39.7
15
25
35
45
55
65

Source: EY

The results obtained using the DCF methodologies are relevant in the context of the evaluation, since:

- Assumptions of growth and profitability are in line with the Company's historical data and market outlook;
- The evaluation parameters are consistent with the size and long-term expectation of Fibria;
- The values obtained are in line with MarketCap of the base date, presenting premiums of between -0.2% and 10.6%;

The DCF method best represents the value of a company based on its future profitability (Income Approach).

The estimate of value does not consider possible asset or liability contingencies, insufficiencies, or superveniences that are not recorded in the Company's balance sheet, as of the reference date. Therefore, if they exist, the results presented do not consider their effect. The possibility of non operational asset or liability fair value adjustments in the Company do not impact our conclusion.

Conclusion

Based on the information analyzed and on the assumptions described in this Report, our valuation resulted in a fair value estimate of between R$ 35.9 billion and R$ 39.8 billion for 100% of Fibria's shares on the base date of March 31, 2018.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 7 of 46

July 10, 2018 2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 8 of 46

July 10, 2018

2 Macroeconomic Analysis
Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

IPCA Historic and Projected


10.7%
6.4%
6.3%
2.9%
3.6%
4.1% 4.0% 4.0% 3.9% 3.9% 3.9% 3.9% 3.9% 3.9% 3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected


2,35
3,34
3,48
3,19
3,24
3,53
3,48
3,51
3,55
3,60
3,66
3,73
3,80
3,87
3,93
3,19
3,24
3,29
3,35
3,42
3,45
3,53
3,60
3,66
3,73
3,80
3,87
3,94
2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Projetado na data-base (Cenário base)
Projetado em 08/06/2018 (sensibilidade)

Source: Central Bank of Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

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July 10, 2018 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 10 of 46

July 10, 2018

3 Sector Analysis
Global Cellulose and Pulp Market

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States
48.5
Brazil
18.8
Canada
17.0
China
16.8
Switzerland
11.1
Finland
10.3
Japan
8.7
Russsia
8.0
Indonesia
6.8
Chile
5.1

Productivity of the forests by country (m^3/ha/year)


5
3
6
5
6
5
6
5
10
13
25
11
28
21
36
31
Canada
Baltic countries
Scandanavia
Russia
US
Mozambique
China
Brazil
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

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July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of certified planted forests, covering 6.4 million hectares. In July 2017, with the objective of promoting economic activities and guaranteeing supplies to local industries, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, granting 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is a result of natural factors such as abundance of land and favorable climate and soil for planting eucalyptus trees (which account for 72.3% of the total planted area).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

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July 10, 2018

3 Sector Analysis
Cellulose in Brazil

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2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%), Bahia (10.8%), and others (9.2%). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Other - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

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July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Production of cellulose in Brazil (thousands of tons)


5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)


14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ Mi)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%; which represents the highest annual growth when comparing the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, growth was 61.9%, with production jumping from 12.0 million to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, 13.0% higher than the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantations in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million to 13.9 million tons. The value of exports increased significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this growth were the prices practiced in the international market combined with the devaluation of the Real, which positively influenced the competitiveness of the Brazilian products. The growth in Chinese and US demand for Brazilian pulp also ensured the maintenance of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of US $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

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July 10, 2018

3 Sector Analysis
Cellulose in Brazil

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1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Projection of importation of cellulose in Brazil (US$ millions)


282
182
210
222
231
239
246
-35.5%
15.4%
5.7%
4.1%
3.5%
2.9%
2016
2017
2018
2019
2020
2021
2022
Importation of Cellulose Projections (US$ Mi)
Growth of Importation (%)

Source: EMIS

Apparent consumption of cellulose in Brazil (thousands of tons)


5.45
6.20
5.84
5.88
6.13
6.27
6.25
6.23
6.33
13.8%
-5.8%
0.7%
4.3%
2.3%
-0.3%
-0.3%
1.6%
2009
2010
2011
2012
2013
2014
2015
2016
2017
Apparent Consumption (1.000 ton)
Growth of Apparent Consumption (%)

Source: Parallaxis

- Exports of pulp are projected to increase to a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion by the end of the period. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and also the start-up of new plants, specifically in China.
- Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during the period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value aggregate goods.
- Domestic pulp consumption grew by 1.6% in 2017 from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic demand corresponds to 33.0% of production, with 94.0% coming from domestic production and only 6.0% from other countries.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 15 of 46

July 10, 2018 4 The Company and the Transaction Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 16 of 46

July 10, 2018

4 The Company and the Transaction
Company Overview

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Suzano

- Founded 94 years ago by the Ukrainian immigrant Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin (potential substitute for petroleum derived products with high aggregate value applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão
2018
Suzano announces corporate reorganization with Fibria

Source: Site Suzano

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 17 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 18 of 46 Suzano 4 The Company and the TransactionDashboard6 Valuation Company Overview2 Macroeconomic Analysis8 Appendix 5 Projected Financial Information 4 The Company and the ...

July 10, 2018

4 The Company and the Transaction
Company Overview

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., where were then consolidated and formalized as one company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning materials.

Global Presence:



Timeline:

- 2009 — Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
- 2010 — Fibria enters the New Market of BM&F Bovespa (actual B3)
- 2012 — Fibria affirms their strategy with the Canadian company Ensyn
- 2015 — Approval of the expansion project Horizonte 2, in Três Lagoras - MS
- 2017 — Fibria iniciates operations for the project Horizonte 2
- 2018 — Suzano announces corporate reorganization with Fibria

Source: Site Fibria

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July 10, 2018

4 The Company and the Transaction
Description of the Transaction

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2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third-party), with assets in Brazil and worldwide. In total there will be 11 industrial units, with production reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controlling shareholders of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, they will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval during the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibria Celulose S.A

Source: Site Suzano e Economia Estadão

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 20 of 46

July 10, 2018

4 The Company and the Transaction
Historical financial information

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2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Historical Income Statement (R$ millions)

Income statement	dec-15	dec-16	dec-17	mar-18
Net revenue	**10,081**	**9,615**	**11,739**	**3,693**
Operational costs	(4,013)	(5,148)	(6,070)	(1,597)
Gross profit	**6,068**	**4,467**	**5,669**	**2,096**
Operational expenses	(652)	(1,056)	(1,146)	(314)
EBITDA	**5,416**	**3,411**	**4,523**	**1,782**
Depreciation, amortization, and exhaustion	(1,892)	(1,983)	(2,205)	(620)
EBIT	**3,524**	**1,428**	**2,318**	**1,162**
Financial result	(3,685)	1,616	(783)	(270)
EBT	**(161)**	**3,043**	**1,535**	**892**
Income taxes	518	(1,380)	(442)	(277)
Net income	**357**	**1,663**	**1,093**	**615**
Revenue growth	*42.3%*	*-4.6%*	*22.1%*	*25.8%*
Gross margin	*60.2%*	*46.5%*	*48.3%*	*56.8%*
EBITDA margin	*53.7%*	*35.5%*	*38.5%*	*48.3%*

Historical Balance Sheet (R$ millions)

Assets	dec-15	dec-16	dec-17	mar-18
Cash and equivalents	1,078	2,660	4,052	2,852
Marketable securities	1,412	2,033	2,619	2,977
Financial instruments	27	257	124	82
Accounts receivable	742	635	1,193	1,281
Inventory	1,571	1,638	2,080	2,589
Recoverable taxes	463	144	273	399
Other assets	168	150	189	248
Current	**5,461**	**7,517**	**10,530**	**10,346**
Non current	**23,973**	**26,923**	**28,163**	**27,787**
Total assets	**29,434**	**34,440**	**38,693**	**38,133**

Liabilities	dec-15	dec-16	dec-17	mar-18
Loans and financing	1,073	1,138	1,693	1,118
Derivative instruments	303	246	152	132
Accounts payable – suppliers	668	1,127	1,718	938
Accounts payable – Klabin	-	740	1,392	1,527
Salaries and social fees	171	168	202	113
Recoverable taxes	564	85	246	124
Dividends payable	86	397	262	262
Other accounts payable	90	122	125	207
Current	**2,955**	**4,023**	**5,790**	**4,420**
Non current	**13,663**	**16,600**	**18,254**	**18,438**
Shareholder's Equity	**12,815**	**13,818**	**14,650**	**15,275**
Total liabilities	**29,433**	**34,440**	**38,693**	**38,133**

Source: Fibria's Financial Statements

Summary of historical financial statements

Fibria's operating revenue comes from sales of bleached eucalyptus pulp, both in Brazil and abroad. The sales in foreign markets represent 89.9% of total revenue. Net revenue presented to CAGR of 20.2% between 2014 and March 2018 (annualized), with a reduction observed in 2016. The volatility of international commodity prices as well as exchange rates directly affect the Company's revenue.

In 2016, the drop in net revenue of 4.6% was due to lower average net price in dollars. In 2017, it totaled R $ 12 billion, 22.1% more than in the previous year, due to the higher sales volume, with the start of Horizon 2 Project operations at the end of August 2017, and at a net average price, in dollar , 18.0% higher than the previous year.

The first quarter of 2018 showed a growth of 78.1% in relation to the first quarter of 2017 and a decrease of 8.7% compared to the fourth quarter of 2017. According to Management, despite solid demand, the quarter was affected by technical issues, unavailability of wood and freight. Additionally, the quarter had scheduled shutdowns for maintenance and inspection.

The gross margin presented an average of 51.9% and the EBITDA margin of 45.2% between 2014 and March 2018. Margins also showed volatility during the period. The operational costs presented in 2017 increased by 17.9% compared to 2016, due to the higher volume sold, including the pulp volume of the Horizon 2 project and the one-year volume of Klabin's contract, which was partially offset by the reduction in the cost of wood at the Aracruz plant and by the impact of the lower number of scheduled plant shutdowns in 2017 compared to 2016.

Comparing the first quarter of 2018 with the first quarter of 2017, the reduction of 6.0% in unit was due to the lower cost of wood, reduction of fixed costs and higher result of utilities (energy sales) as a result of the Horizon 2 operation.

Net non-financial working capital over net revenue averaged 32.6% between 2014 and 2017. The accounts considered in the Company's net working capital are: accounts receivable, inventories, other assets, recoverable taxes, supplier advances, accounts payable, wages and charges, taxes and charges payable and other payable accounts.

The Company's gross debt rose during the construction of Horizon 2 and was at the level of R $ 19 billion on the base date, of which approximately 58% is in dollars. The main funding lines are international bonds and CRAs (Agribusiness Receivables Certificates). Cash and cash equivalents totaled R $ 6 billion on the base date

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 21 of 46

July 10, 2018 5 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 22 of 46

July 10, 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

5 Projected Financial Information

Net Revenue

Net Revenue (R$ billions)


42.3%
-4.6%
22.1%
49.3%
-5.7%
4.4%
0.8%
1.5%
-2.3%
3.9%
3.9%
3.9%
3.9%
3.9%
7.1
10.1
9.6
11.7
13.8
3.7
16.5
17.3
17.4
17.7
17.2
17.9
18.6
19.3
20.1
20.9
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Net Revenue - historical
Net Revenue - projected
% growth

- Fibria's operating revenues are derived from sales of eucalyptus pulp, both in Brazil and from the international market. Operating revenue is comprised of sales from Fibria's own plants, sales of the Klabin plant, and revenues from the Portocel concession, which is a private terminal specializing in pulp shipment located in the municipality of Barra do Riacho, Espírito Santo.
- The projected net revenue shows a CAGR of 5.4% over the 10-year period, between 2017 and 2028, starting from a growth of 49.3% in 2018, when the Horizon 2 plant begins its operations and continues throughout the projected period, reaching 3.9% after 2024, when growth reflects only price increases accompanying projected Brazilian inflation
- Further details of the projection are illustrated on the next page, with the description of the main price and volume assumptions.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 23 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 24 of 46 The volume of pulp sales in 2017 totaled 6.2 million tons, of which 324 thousand tons came from the start up of Horizonte 2 and 900 thousand tons from the contract with Klabin Fibria has a long-term take-or-pay agreement with Klabin fro pulp, signed in May 2016, under differentiated conditions in terms of volume, exclusivity, guarantees and payment terms in up to 360 days. prices were practiced under market conditions. The agreement establishes a firm commitment of acquisition by Fibria of the minimum volume of 900 thousand tons per year for 4 years and 2 years of gradual reduction, with the volumes of the fifth year and sixth being equivalent to 75% and 50% of the initial volume. This agreement is established so that Fibria's EBITDA margin on this volume is approximately zero. In the first quarter of 2018 the volume sold was less than the fourth quarter of 2017 due to scheduled outages in the period. In this quarter, around 190 thousand tons from the Klabin plant were sold The projections consider the operation in full capacity of Horizonte 2 from 2019 and the volumes stated in the contracts with Klabin Volume of Cellulose Sold (millions of tons) 5 Projected Financial InformationDashboard6 Valuation Revenue Premises-Volume2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis * The historical sales price in R$/ton is illustrative and represents the sales price in U$D/ton converted to R$/ton using the average historical exchange rate. Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 25 of 46 The list price for pulp sales was based on FOEX Europe prices projected by market analysts up to 2022, weighted by Fibria's regional sales mix. Starting in 2023, the dollar list price was readjusted by the expectation of inflation rate North-American. On the list price, a discount of 21% was considered during the entire projective period, according to historically observed percentage. For conversion into Reais, the average exchange rate projected by the BACEN was used until 2022. From 2023 it was considered that the exchange rate would accompany the long-term inflation differential. Since the projected exchange rate significantly impacts the Company’s results, we performed a sensitivity analysis for this variable. Please, refert to the Sensitivity Analysis section for more information. Sales Price of Cellulose 5 Projected Financial InformationDashboard6 Valuation Revenue Premises-Prices2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018

5 Projected Financial Information
Operational Costs and Gross Margin

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Operational Costs and Gross Margin (R$ billions)


47.8%
60.2%
46.5%
48.3%
57.8%
54.7%
54.9%
56.5%
58.4%
62.1%
62.1%
62.1%
62.2%
62.2%
62.2%
3.7
4.0
5.1
6.1
5.8
1.6
7.5
7.8
7.6
7.3
6.5
6.8
7.0
7.3
7.6
7.9
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Operational Costs - historical
Operational Costs - projected
% Gross Margin

Main premises:

- Fibria's operating costs are composed of cash costs and freight costs. The operating costs of Fibria and Klabin were analyzed separately.
- Fibria's cash cost represents an average of 69.4% of total projected operating costs. The cost composition is shown in the graph to the right.
- Freight cost was projected taking into account the average freight price in dollars observed until 2017, adjusted for the US inflation rate. There was a significant increase in these costs in 1Q18, according to the Administration, due to an organizational problem that resulted in a much higher contracting of freight at higher cost.
- The unit cost was projected based on the costs obtained in 1Q18, which already reflect the reductions referring to the start-up of Horizonte 2, they were also adjusted so that the costs incurred during this period are distributed in the annual cost. Additionally, this cost includes the Brazilian inflation rate.
- The gross margin averaged 59.8% during the projection period, from 57.8% in December 2018 to 62.2% in 2028.

Mix of Operational Costs (%)


0.9%
20.5%
9.2%
69.4%
Cash cost - Fibria
Frete cost- Fibria
Cash cost - Klabin
Frete cost - Klabin

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 26 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 27 of 46 Operational Expenses and Margin EBITDA (R$ billions) Mix of Operational Expenses (%) Main premises: Fibria's operating expenses consist of selling expenses; administrative; and other operating expenses. The most representative expense is the sales expense, which represents 55.9% of total projected operating expenses for the period. The breakdown of expenditures is shown in the chart to the side Operating expenses were projected according to their fixed and variable nature: employee benefits were considered as 100% fixed; third-party services and others, 50.0% fixed; selling expenses as 5.0% fixed; operating lease and insurance as 2.0% fixed; and, donations and sponsorships, taxes, fees and contributions, and participation as 100% variable. The fixed portion was readjusted in line with the Brazilian inflation rate, while the variable portion was projected to grow in line with net revenue. EBITDA margin averaged 54.7% during the projection period, from 53.1% in December 2018 to 57.5% in 2028. 5 Projected Financial InformationDashboard6 Valuation Operational Expenses and EBITDA Margin2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis CAPEX (R$ billions) Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 28 of 46 Depreciation (R$ billions) Main premises: Depreciation of property, plant and equipment and amortization of biological assets were projected based on the balances and useful lives of the existing assets at the base date of the valuation, based on the average rate of 5.1% pa. for fixed assets and 14.3% a.a. for the biological assets. The same average depreciation rate of the existing assets was used for the new investments. CAPEX was projected based on the reinvestment rate of 100.0% of depreciation of property, plant and equipment and amortization of biological assets. CAPEX for biological assets refers to the replanting of eucalyptus trees, after cutting, when they reach maturity of 7 years. The amortization rate for biological assets accompanies the expected 7 years for tree maturity. 5 Projected Financial InformationDashboard6 Valuation Depreciation and CAPEX2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018

5 Projected Financial Information

Income taxes

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Income taxes (R$ billions)


16.9%
19.6%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
0.9
1.0
1.7
2.1
2.2
2.2
2.2
2.2
2.3
2.4
2.5
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Projected direct taxes
% effective tax rate

Main premises:

- The direct taxes were projected according to the current legislation, considering the Real Income approach, presenting the following rates of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL):
  - i. IRPJ: calculated according to the current Brazilian legislation (Law No. 9,430 of December 27, 1996), there is a 15.0% incidence on Earnings before Taxes and 10.0% on the portion of the excess income to R$ 240 thousand per year; and
  - ii. CSLL: calculated according to the current Brazilian legislation (Law no. 7,689, dated December 15, 1988), there is a 9.0% incidence on Earnings Before Taxes.
- At the base date, the Company had a balance of tax losses and negative CS base of approximately R$ 500 million, which were fully consumed in 2018.
- Additionally, the amortization of the goodwill generated on the purchase of Aracruz, occurs until 2019, reducing the effective rate in this period.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 29 of 46

July 10, 2018

5 Projected Financial Information
Working Capital

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3 Sector Analysis
4 The Company and the ...
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6 Valuation
7 Exhibits
8 Appendix

Drivers of Working Capital

Accounts	Drivers		dec-16	dec-17	mar-18	Assump.
Accounts receivable	days	REV	23.8	36.6	30.8	31.2
Inventory	days	COGS	114.5	123.4	145.9	145.9
Other assets	%	REV	2.7%	2.6%	1.9%	1.9%
Recoverable taxes	%	REV	19.4%	18.2%	14.3%	14.4%
Advanceswith suppliers	days	REV	24.9	19.8	25.6	25.6
Applications						
Accounts payable – suppliers	days	COGS	78.8	101.9	52.9	62.3
Accounts payable – Klabin	days	COGS	51.8	82.6	86.0	n.a.
Salaries and social fees	%	REV	1.7%	1.7%	0.8%	0.8%
Recoverable taxes	%	REV	0.9%	2.1%	0.8%	0.8%
Other accounts payables	days	COGS	27.8	26.3	29.9	29.9
Resources						

*Rev: Net Revenue ; COGS: Cost of Goods Sold

Main premises:

- We analyzed the balance sheet accounts and classified the balances between operating and non-operating assets and liabilities;
- We calculated the projections of working capital projections for each item of operational assets and liabilities, and we adopted the indicators for March 2018, according to the nature of each account;
- The increase in working capital in 2023 is the result of the closure of the operations with Klabin, which have a high period in accounts payable;
- The Company's stabilized average working capital represents approximately 33.2% of net revenue.

Net Working Capital (R$ billions)


35.6%
26.7%
27.0%
27.4%
27.8%
35.9%
35.9%
35.9%
35.9%
35.9%
35.9%
4.9
4.4
4.7
4.8
4.9
6.2
6.4
6.7
6.9
7.2
7.5
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Net working capital
% ROL

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 30 of 46

July 10, 2018

5 Projected Financial Information

Cashflow, Perpetuity and Non-Operational Items

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Perpetuity

- Perpetuity estimates the value of cash flows after the explicit projection period. Given the expectation that the Company will have stable cash flows at the end of the explicit period, Gordon's methodology is reasonable for calculating perpetuity, based on the cash flow of the last explicit period, a long-term growth rate and a discount rate.
- For the calculation of the perpetuity value, the percentage growth (g) of 3.9% a.a. was considered, based on long-term inflation, calculated by the Central Bank. In this way real growth was considered zero after 2028.
- The percentage of 3.9% a.a. (g) was subtracted from the discount rate of 10.2%, to obtain the capitalization rate of 6.3%;
- The capitalization rate was used to estimate the perpetuity value, based on the constant growth model, as shown below

Present Value of the Perpetuity



Terminal Cash Flow
Cap. rate
Discount Factor in the last period
Cap. rate = Discount Rate – g

Non-Operational Assets and Lailities and Net Debt (R$ billions)

Non operational assets	
Financial Instruments	0.4
Related Parts	0.0
Judicial deposits	0.2
Deferred Taxes	0.5
Investments	0.2
Total	**1.3**

Non operational liability	
Dividends payable	0.3
Financial Instruments	0.3
Provision for Contingencies	0.1
Total	**0.7**

Net debt	
Cash and equivalents	2.9
Marketable securities	3.1
Loan Financing	(18.9)
Total	**(12.9)**

The values considered for the non operational items refer to the book value registered on the Company's balance sheet, as of the reference date.

It was not consider any non accounted asset or liability contingencies, insufficiencies, superveniences, or fair value of those items. If the fair value of the non operational items net of tributary effects were considered, the total non operational adjustments would result in a decrease of approximately R$ 780 millions.

Discounted Cash Flow (R$ billions)



2.7
3.7
2.4
2.1
2.0
1.3
1.9
1.9
1.8
1.7
1.6
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Discounted cash flow

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 31 of 46

July 10, 2018 6 Valuation Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 32 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Relevered Beta 0.981 Market risk Premium 6.0% 2 Risk Free Rate (RF USA) 2.8% 3 CAPM 13.2% CAPM (Ke) 67,3% Country Risk – EMBI + 2.5% 4 WACC 10.2% Specific Risk Premium 0.0%5 Inflation Differential 1.9% 6 Debt after taxes 4.0% 32.7% Cost of Debt (Kd) Debt before taxes %6.0 7 Notes: [1] Source: EY based on research using S&P Capital IQ [2] Source: EY LLP – market risk premium is based on expectations, historical information, and future market risk [3] Source: Based on the 20 year T-bills, from the Federal Reserve [4] Source: JP Morgan, data available via Ipeadata [5] Source: Duff & Phelps – size premium [6] Source: Central Bank of Brazil and Oxford Economics [7] Source: Average cost of debt divulged by Fibria on the base date Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 33 of 46 6 ValuationDashboard Discount Rate2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis According to the assumptions described, the valuation results obtained are shown in the table opposite. For the sensitivity analysis of the discount rate, we calculated the WACC at a value of 10.2%, within the range of 10.0% to 10.5%. | Present value of cashflows 23,165 22,969 22,690 Present value of the perpetuity 29,029 27,559 25,611 Operational Value (EV) 52,193 50,528 48,301 Non-operational assets and liabilites 516 516 516 Net Debt (12,972) (12,972) (12,972) Value of total capital 39,782 38,116 35,889 Premium over MarketCap – base date 10.6% 6.0% -0.2% Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 34 of 46 Base Scenario (R$ millions) 10.0% 10.2% 10.5% Composition of Value-Base Scenario 6 ValuationDashboard Estimation of Value – Base Scenario2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis In order to measure the effect of exchange rate variation on the Company’s value, we calculated the sensibility by varying the projected exchange rate by +1% and -1%. | Present value of cashflows 23,589 22,961 22,349 The obtained results are presented considering a 10.2% WACC discount rate. on the right, Present value of perpetuity 28,301 27,566 26,817 Operational Value (EV) 51,889 50,528 49,166 Non-operational assets and liabilites 516 516 516 Net debt (12,972) (12,972) (12,972) Total value of capital 39,478 37,413 36,754 Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 35 of 46 Composition of value (R$ millions)+1%Base-1% Composition of Value - Sensibility of the projected Exchange rate 6 ValuationDashboard Estimation of Value – Sensibility Analysis2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis In order to measure the effect of cellulose price variation on the Company’s value, we calculated the sensibility by varying the projected cellulose price in Reais by +1% and -1%. | Present value of cashflows 23,646 22,961 22,276 Present value of perpetuity 28,381 27,566 26,751 The obtained results are presented considering a 10.2% WACC discount rate. on the right, Operational Value (EV) 52,028 50,528 49,027 Non-operational assets and liabilites 516 516 516 Net debt (12,927) (12,927) (12,927) Total value of capital 39,616 38,116 36,616 Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 36 of 46 Composition of value (R$ millions)+1%Base-1% Composition of Value - Sensibility of the projected prices of cellulose 6 ValuationDashboard Estimation of Value – Analysis of Prices2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 37 of 46 The graph above shows the evolution of the market value of the total capital of Fibria (MarketCap) between January 1, 2017 and June 13, 2018. The main highlights are: •Value on the base date: R$ 35.97 billions; •Minimum value (1): low quotation in the period: R$ 13.90 billions •Maximum value (1): high quotation in the period: R$ 41.49 billion •Minimum value (2): low quotation between the base date and 6 previous months: R$ 23.70 billions •Maximum value (2): high quotation between the base date and 6 previous months: R$ 39.69 billion 6 ValuationDashboard Estimation of Value– Market Capitalization2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 7 Exhibits Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 38 of 46

July 10, 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

7 Exhibits
Income Statement

	Historical Financial information					*Projected Financial information*										
Income Statement	**Dec. 14**	**Dec. 15**	**Dec. 16**	**Dec. 17**	**Mar. 18**	**Dec. 18**	**Dec. 19**	**Dec. 20**	**Dec. 21**	**Dec. 22**	**Dec. 23**	**Dec. 24**	**Dec. 25**	**Dec. 26**	**Dec. 27**	**Dec. 28**
Net Revenue	**7,084**	**10,081**	**9,615**	**11,739**	**3,693**	**13,783**	**16,529**	**17,260**	**17,393**	**17,655**	**17,247**	**17,920**	**18,619**	**19,345**	**20,099**	**20,883**
Operational Costs	(3,697)	(4,013)	(5,148)	(6,070)	(1,597)	(5,799)	(7,484)	(7,782)	(7,564)	(7,346)	(6,534)	(6,786)	(7,048)	(7,320)	(7,602)	(7,896)
Gross Profit	**3,387**	**6,068**	**4,467**	**5,669**	**2,096**	**7,984**	**9,045**	**9,478**	**9,828**	**10,309**	**10,714**	**11,134**	**11,571**	**12,025**	**12,497**	**12,987**
Expenses with sales	(356)	(427)	(472)	(536)	(178)	(358)	(550)	(552)	(541)	(530)	(505)	(507)	(510)	(513)	(516)	(518)
Administrative expenses	(248)	(249)	(263)	(271)	(70)	(201)	(281)	(288)	(293)	(298)	(300)	(308)	(316)	(325)	(333)	(342)
Other operational receipts/expenses	749	24	(321)	(340)	(66)	(112)	(84)	(88)	(91)	(95)	(99)	(103)	(107)	(111)	(116)	(120)
Equity results	(1)	0	(1)	0	-	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Operational Expenses	**144**	**(652)**	**(1,056)**	**(1,146)**	**(314)**	**(671)**	**(915)**	**(929)**	**(926)**	**(923)**	**(904)**	**(919)**	**(934)**	**(950)**	**(966)**	**(983)**
EBITDA	**3,531**	**5,416**	**3,411**	**4,523**	**1,782**	**7,313**	**8,129**	**8,549**	**8,902**	**9,386**	**9,809**	**10,215**	**10,637**	**11,076**	**11,532**	**12,005**
Depreciation	(1,874)	(1,892)	(1,983)	(2,205)	(620)	(2,110)	(3,143)	(3,537)	(2,628)	(2,898)	(3,304)	(3,754)	(4,142)	(4,331)	(4,513)	(4,702)
EBIT	**1,657**	**3,524**	**1,428**	**2,318**	**1,162**	**5,203**	**4,986**	**5,013**	**6,275**	**6,488**	**6,506**	**6,461**	**6,494**	**6,745**	**7,019**	**7,302**
Financial results	(1,636)	(3,685)	1,616	(783)	(270)											
EBT	**21**	**(161)**	**3,043**	**1,535**	**892**	**5,203**	**4,986**	**5,013**	**6,275**	**6,488**	**6,506**	**6,461**	**6,494**	**6,745**	**7,019**	**7,302**
IRPJ & CSLL	141	518	(1,380)	(442)	(277)	(878)	(976)	(1,704)	(2,133)	(2,206)	(2,212)	(2,197)	(2,208)	(2,293)	(2,386)	(2,483)
Net Income	**162**	**357**	**1,663**	**1,093**	**615**	**4,325**	**4,010**	**3,308**	**4,141**	**4,282**	**4,294**	**4,264**	**4,286**	**4,452**	**4,633**	**4,820**
Financial indicators																
% revenue growth		*42.3%*	*-4.6%*	*22.1%*	*25.8%*	*24.4%*	*-5.4%*	*4.4%*	*0.8%*	*1.5%*	*-2.3%*	*3.9%*	*3.9%*	*3.9%*	*3.9%*	*3.9%*
Costs % of Revenue	*-52.2%*	*-39.8%*	*-53.5%*	*-51.7%*	*-43.2%*	*-42.1%*	*-45.3%*	*-45.1%*	*-43.5%*	*-41.6%*	*-37.9%*	*-37.9%*	*-37.9%*	*-37.8%*	*-37.8%*	*-37.8%*
Gross Margin	*47.8%*	*60.2%*	*46.5%*	*48.3%*	*56.8%*	*57.9%*	*54.7%*	*54.9%*	*56.5%*	*58.4%*	*62.1%*	*62.1%*	*62.1%*	*62.2%*	*62.2%*	*62.2%*
Expenses % of Revenie	*2.0%*	*-6.5%*	*-11.0%*	*-9.8%*	*-8.5%*	*-4.9%*	*-5.5%*	*-5.4%*	*-5.3%*	*-5.2%*	*-5.2%*	*-5.1%*	*-5.0%*	*-4.9%*	*-4.8%*	*-4.7%*
EBITDA Margin	*49.8%*	*53.7%*	*35.5%*	*38.5%*	*48.3%*	*53.1%*	*49.2%*	*49.5%*	*51.2%*	*53.2%*	*56.9%*	*57.0%*	*57.1%*	*57.3%*	*57.4%*	*57.5%*
EBIT Margin	*23.4%*	*35.0%*	*14.8%*	*19.7%*	*31.5%*	*37.7%*	*30.2%*	*29.0%*	*36.1%*	*36.7%*	*37.7%*	*36.1%*	*34.9%*	*34.9%*	*34.9%*	*35.0%*
Effective tax rate	--	--	--	--	--	*16.9%*	*19.6%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | **Page 39 of 46**

July 10, 2018

7 Exhibits
Discounted Cash flow

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Discounted Cashflow	**Dec. 18**	**Dec. 19**	**Dec. 20**	**Dec. 21**	**Dec. 22**	**Dec. 23**	**Dec. 24**	**Dec. 25**	**Dec. 26**	**Dec. 27**	**Dec. 28**	**Perp.**
EBIT	5,203	4,986	5,013	6,275	6,488	6,506	6,461	6,494	6,745	7,019	7,302	7,587
IR&CS	(878)	(976)	(1,704)	(2,133)	(2,206)	(2,212)	(2,197)	(2,208)	(2,293)	(2,386)	(2,483)	(2,580)
NOPAT	**4,325**	**4,010**	**3,308**	**4,141**	**4,282**	**4,294**	**4,264**	**4,286**	**4,452**	**4,633**	**4,820**	**5,007**
Depreciation - fixed assets	920	1,281	1,345	1,411	1,482	1,520	1,590	1,669	1,753	1,841	1,933	1,933
Depreciation - biological	1,190	1,862	2,192	1,216	1,416	1,783	2,164	2,473	2,578	2,672	2,769	2,769
Capex - fixed assets	(903)	(1,222)	(1,284)	(1,350)	(1,420)	(1,459)	(1,528)	(1,607)	(1,690)	(1,777)	(1,868)	(1,933)
Capex - biological	(1,595)	(2,267)	(2,351)	(2,437)	(2,526)	(2,617)	(2,713)	(2,812)	(2,914)	(3,021)	(3,131)	(2,769)
Vatiation NWC	(1,186)	491	(248)	(104)	(141)	(1,287)	(241)	(251)	(260)	(271)	(281)	(304)
Free Cashflow	**2,752**	**4,155**	**2,962**	**2,877**	**3,094**	**2,234**	**3,536**	**3,760**	**3,918**	**4,077**	**4,242**	**4,704**
Months (end of period)	9	21	33	45	57	69	81	93	105	117	129	
Months (mid period)	5	15	27	39	51	63	75	87	99	111	123	
Discount factor | WACC @10.2%	0.96	0.89	0.80	0.73	0.66	0.60	0.54	0.49	0.45	0.41	0.37	
Discounted free cashflow	**2,654**	**3,680**	**2,380**	**2,098**	**2,047**	**1,341**	**1,926**	**1,859**	**1,758**	**1,660**	**1,567**	

Composition of value	
Σ | discounted free cashflow	22,969
Present value of the perpetuity	27,559
Operational Value	**50,528**
Net non-operational assets and liabilities	516
Cash and equivalents	5,995
Financial debt	(18,922)
Economic value	**38,116**

Premium above *Market Cap* 6.0%

Perpetuitye: *Gordon growth method*	
Terminal year cash flow	4,704
Divided by: Cap. Rate	6.3%
Future value of the perpetuity	74,609
Discount factor	0.37
Present value of the perpeuity	**27,559**

Perpetuity growth (g)	**3.9%**
Inflation	3.9%
Real Growth	0.0%

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | **Page 40 of 46**

July 10, 2018

7 Exhibits
Discount Rate

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Comparable Companies	Ticker	Beta	Debt/Equity	Taxes	Unlevered Beta
Klabin S.A.	BOVESPA:KLBN4	0.65	77.1%	29.7%	0.42
Empresas CMPC S.A.	SNSE:CMPC	1.18	45.2%	13.9%	0.85
Nine Dragons Paper (Holdings) Limited	SEHK:2689	1.01	55.2%	25.0%	0.68
Resolute Forest Products Inc.	NYSE:RFP	2.09	104.8%	40.0%	1.29
The Navigator Company, S.A.	ENXTLS:NVG	1.08	23.9%	16.0%	0.90
UPM-Kymmene Oyj	HLSE:UPM	1.02	6.9%	18.2%	0.96
Stora Enso Oyj	HLSE:STERV	1.12	25.5%	21.0%	0.94
International Paper Company	NYSE:IP	1.13	50.5%	19.4%	0.80
Suzano Papel e Celulose S.A.	BOVESPA:SUZB3	0.34	33.5%	19.3%	0.27
Fibria Celulose S.A.	BOVESPA:FIBR3	0.41	53.8%	28.8%	0.30
Average		**1.00**	**48.6%**	**23.1%**	**0.74**
Median		**1.05**	**47.9%**	**20.2%**	**0.83**

CAPM (Ke)		
Description		**Parameters**
Unlevered Beta	[a]	0.74
Debt / Equity	[a]	48.6%
Taxes	[b]	34.0%
Relevered Beta		0.98
Prêmio de risco de mercado	[c]	6.0%
Market Risk Premium	[d]	2.8%
Country Risk - EMBI +	[e]	2.5%
Specific Risk Premium	[f]	
Inflation Differential	[g]	1.9%
CAPM (Ke)		**13.2%**

Cost of Debt (Kd)		
Debt before taxes	[h]	6.0%
Taxes	[b]	34.0%
Debt after taxes		**4.0%**

Cost of Capital (WACC)			
Debt	32.7%	Kd	4.0%
Equity	67.3%	Ke	13.2%
WACC = (D x Kd) + (E x Ke)			**10.2%**

Note(s)
[a] Source: EY based on data from S&P Capital IQ
[b] Source: Brazilian fiscal legislation
[c] Source: EY LLP market risk based on historical market data and future market outlook
[d] Source: Based on 20 year T-bills from the Federal Reserve
[e] Source: JP Morgan, data available on Ipeadata
[f] Source: Duff & Phelps
[g] Source: Central Bank of Brazil and Oxford Economics
[h] Source: Cost of debt of Fibria as of December 31, 2017

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 41 of 46

July 10, 2018

7 Exhibits
Macroeconomic Premises

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Year	2014	2015	2016	2017	2018	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Period	Dec. 14	Dec. 15	Dec. 16	Dec. 17	Mar. 18	Dec. 18	Dec. 19	Dec. 20	Dec. 21	Dec. 22	Dec. 23	Dec. 24	Dec. 25	Dec. 26	Dec. 27	Dec. 28
GDP	0.5%	-3.8%	-3.6%	1.0%	0.7%	2.1%	3.1%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
GDP Services	1.0%	-2.7%	-2.7%	0.2%	0.6%	1.8%	2.6%	2.7%	2.9%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
GDP Industry	-1.5%	-6.3%	-3.8%	-0.1%	0.9%	2.8%	3.1%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%
GDP Agroculture	2.8%	3.6%	-6.6%	12.3%	0.2%	0.7%	2.9%	3.3%	3.4%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%
Inflation rate	6.4%	10.7%	6.3%	2.9%	0.9%	2.7%	4.1%	4.0%	4.0%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%
IGP-M	3.7%	10.5%	7.2%	-0.5%	1.1%	3.4%	4.3%	4.2%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%
CPI (american inflation	1.6%	0.4%	1.3%	2.1%	0.6%	1.9%	1.9%	1.9%	1.9%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Inflation Differential (IPCA x CPI)	4.7%	10.2%	5.0%	0.8%	0.3%	0.8%	2.1%	2.1%	2.0%	1.9%	1.9%	1.9%	1.8%	1.8%	1.8%	1.9%
Selic	10.9%	13.4%	14.1%	10.1%	1.6%	4.8%	7.3%	8.0%	8.0%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%
LIBOR (London Interbank Offered Rate)	0.0%	0.0%	0.0%	0.0%	0.7%	2.0%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
Exchange - mid year (BRL/ USD)	2.35	3.34	3.48	3.19	3.28	3.28	3.35	3.42	3.45	3.53	3.60	3.66	3.73	3.80	3.87	3.94
Exchange - end of year(BRL/ USD)	2.66	3.90	3.26	3.31	3.32	3.29	3.36	3.43	3.47	3.57	3.64	3.70	3.77	3.84	3.91	3.98
TJLP	5.0%	6.3%	7.5%	7.1%	1.6%	5.0%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 42 of 46

Suzano Papel e Celulose SA: Financial Economic Valuation of Fibria Celulose SA, on the base date of March 31, 2018. I Page 43 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis 1. Our presentation is based on information and dates of administration of the Company. According to the professional practices, an analysis is derived from the application of the Income Approach using a Discounted Cash Flow methodology. 2. To achieve the work of Economic Evaluation, on March 31, 2018. The performance indicators are appraised and updated as of March 31, 2018.), as well as projections of future events. 3. The reports were published by professionals of the EY with information by the Administration, as well as by external sources, when indicated. 4. The team of team professionals may have a financial interest in Fibria and Suzano, thus characterizing their independence. The estimated fees for the execution of this work were not based and have not had any relation with the results reported here. 5. This work was developed based on information published by the Company, complemented by non-passive information. This information has been stored true since it is not part of the scope of any type of audit procedure. Because there were no audit parameters, EY is no longer able to assume the role according to historical information. 6. The projections are based on the information extracted from the communications offered by the Administration, the public sessions on the sector and the sessions in meetings and discussions with the Company. 7. It was part of our work to obtain information with Fibria and with Suzano that we believe to be reliable, being the responsibility for its veracity exclusively of the management of the companies. 8. No investigations have been carried out on Fibria's title deeds, nor any verification of the existence of liens or encumbrances; 9. EY has no responsibility to update this report for events and circumstances that occur after the base date. 10. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this evaluation any contingencies that are not registered by Fibria at the base date. 11. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 12. The value per quota was not calculated, nor was any control premium considered in the evaluation. Therefore, it was considered that Fibria's fair value estimate represents 100% of its shares. 13. We have not had the opportunity to expose Fibria's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 14. Fibria's fair value expectation / estimate contained in this report was calculated based on the methodology of the CDF which does not necessarily reflect its possible trading price. It is worth mentioning that the methodology of the CDF has some limitations, as mentioned in this report. Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 44 of 46 8 AppendixDashboard6 Valuation Declaration of General Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Projected Financial Information 8 Appendix

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis 15. This report has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY shall not assume any responsibility for any third party nor shall the report be used outside the stated purpose. 16. Some historical financial information used in our valuation was derived from Fibria's audited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. 17. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of Suzano. We understand that Suzano assumes responsibility for any accounting or tax matters related to the Transaction, and for the final use of our Report. 18. Any user of this report must be aware of the conditions that guided this work, as well as the market and economic situations of Brazil, at the base date of the evaluation. 19. According to our contract, before the report is issued in final version, Suzano send us a letter of representation signed, confirming to be in agreement with the EY to the principal assumptions used in the analysis of the assessment of Fibria and not have knowledge of any relevant information that could change our conclusions. 20. Our evaluation is based on elements that are reasonably expected, so it does not take into account possible extraordinary and unforeseeable events (new regulations for companies, changes in tax legislation, natural disasters, political and social events, nationalizations, among others ). 21. Our assessment was based on best available information and estimates. However, since any projection encompasses risks and uncertainties, actual results may differ from projections. 22. Factors that may result in differences between projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment, and modeling differences. The CDF method does not anticipate changes in the external and internal environments in which the company is inserted, except those pointed out in this report. Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 45 of 46 8 AppendixDashboard6 Valuation Declaration of General Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Projected Financial Information 8 Appendix

EY | Audit | Tax| Corporate Transactions | Consulting About EY EY is a global leader in Audit, Tax, Corporate Transactions and Consulting services. Our insights and the quality services we provide help build confidence in the capital markets and economies around the world. We develop exceptional leaders who work in teams to fulfill our commitments to all stakeholders. With this, we play a key role in building a better business world for our people, our customers and our communities. EY refers to the global organization and may also refer to one or more member firms of Ernst & Young Global Limited (EYG), each of which is an independent legal entity. Ernst & Young Global Limited, a privately held company incorporated in the United Kingdom and limited by guarantee, does not provide services to customers. For more information about our organization, visit ey.com. © 2018 EYGM Limited. All rights reserved. www.ey.com.br

ANNEX 4.7

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

22

Suzano Papel e Celulose S.A. Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. 10 July 2018

10 July 2018 July 10, 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brasil 01452-919 Valuation of Shareholder’s Equity at Market Prices of Fibria Celulose S.A. As requested by you, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the appraisal report of the Shareholders' Equity at market prices of Fibria Celulose S.A. ("Fibria" or "Company"), as of March 31, 2018 ("base date"). We understand that Suzano Papel e Celulose SA ("Suzano") will use this report only as support for calculating the replacement ratio of shares of Eucalipto Holding SA ("Eucalipto") for Suzano shares, as provided for in article 264 of Law 6404 / 76, ("S.A. Law"), in the context of the combination transaction of the operations of the companies ("Transaction"). Eucalipto is a subsidiary of Suzano, which as of the reference date had only the cash assets in the amount of R $ 200.00 (two hundred reais), which will be used in the corporate reorganization to enable the Transaction. As part of the Transaction, Eucalipto will incorporate all of Fibria's shares and will subsequently be merged into Suzano, with its consequent extinction. As anticipated in the Transaction, at the time of incorporation of Eucalipto by Suzano, Eucalipto is expected to hold only all the assets and liabilities previously belonging to Fibria. In this way, this Report will be used to subsidize the value of Shareholders' Equity of the market prices of Eucalipto at the time of the merger. In this context, our estimate of value should not be considered as investment advice or recommendation or any transaction involving the Company's capital, fairness, or used for financing / raising funds, as well as any other purpose except as described above . This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions involved in calculating Fibria's estimate of Shareholders' Equity at market prices. We emphasize that we did not investigate independently, nor was any audit process applied to the information provided by Fibria, notably the Balance Sheet of the base date. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Fibria and Suzano is not permitted. In this way, it is worth noting that for this exercise, public information was primarily taken into account Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 2 de 65

10 July 2018 July 10, 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brasil 01452-919 Valuation of Shareholder’s Equity at Market Prices of Fibria Celulose S.A. We assume that both the management of Fibria and the management of Suzano have consistently analyzed the factors presented herein and have not omitted any relevant information that could significantly impact the results of our work. Thank you for the opportunity to collaborate with Suzano. If you have any questions or require additional information, please contact Ms. Andrea Fuga or Ms. Roberta Tedesco at +55 (11) 2573 5639. Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Regards, Andrea Fuga Partner of Valuation Roberta Tedesco Executive Director of Valuation Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 3 de 65

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Dashboard Executive Summary 1 Macroeconomic Analysis 2 Sector Analysis 3 Page 5 Page 6 Page 9 Page 11 The and 4 Company Valuation of Exhibits Appendix the ... Shareholder 5 ... 6 7 Page 17 Page 22 Page 30 Page 41 Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 4 de 65 DashboardDashboard6 Exhibits Table of Contents2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis R$ 15.2 bi R$ 1.1 bi R$ 16.3 bi Equity book value Adjustments Equity market value R$ 15.2 bi R$ 6.9 bi R$ 22.0 bi Fixed assets book value Adjustments Fixed assets fair value R$ 18.9 bi R$ 0.4 bi R$ 19.4 Loans and financing Adjustments Loans and financing fair value R$ 7.7 bi R$ 0.01 bi R$ 7.7 bi Cash, Financial Applications, Derivatives, and Accounts Receivable Adjustments Cash, Financial Applications, Derivatives, and Accounts Receivable fair value R$ 4.6 bi R$ (4.3) bi R$ 0.3 bi Intangibles Adjustments Intangibles fair value R$ 2.5 bi R$ (0.003) bi R$ 2.5 bi Accounts payable to suppliers Adjustments Accounts payable to suppliers fair value Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 5 de 65 DashboardDashboard6 Exhibits Highlights2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Main Assets and Liabilities at Market Value

10 July 2018 1 Executive Summary Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 6 de 65

10 July 2018

1 Executive Summary
Executive Summary

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Objective

- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the company exports pulp to more than 35 countries.
- Suzano is the second largest global producer of eucalyptus pulp and the main producer of domestic paper in Latin America.
- In March 2018, Fibria and Suzano announced the combination of their businesses, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The objective of this study is the Fibria Market Value of Shareholders' Equity, as of March 31, 2018, in order to base the calculation of the replacement ratio of Fibria's shares for Suzano shares, as set forth in the article 264 of the Brazilian Corporate Law

Scope of Work

- Discussions with executives and employees of Fibria and Suzano
- Obtaining Fibria's accounting, operating and financial historical data;
- Analysis of the market in which the Company is inserted;
- Individual valuation of relevant assets and liabilities, recorded in the Company's equity position on the base date, at market value, according to the methodologies described in this report.
- It should be noted that this work does not contemplate changes in the external or internal environments in which Fibria operates, in addition to those eventually explained here

General Assumptions

- The value of Shareholders' Equity at Market Prices is defined by CVM Instruction 436 as "the amount calculated based on the sale or settlement of the assets and separately payable under the following conditions:

a) the market value must correspond to the value expressed in cash or equivalent to which the property (or any other asset or liability) could be exchanged between a prone buyer and a prone seller, with reasonable knowledge of both and no compulsion to buy or sell by one or both; and

b) the value of the assets shall be valued by reference to market prices under orderly settlement conditions or "cash equivalents", ie, no account shall be taken of the winding-up amount under forced sales conditions at any cost. "

- The Balance Sheet used was the Consolidated, dated March 31, 2018, as published in the ITR (Quarterly Information) of the Company.
- Base date: March 31, 2018
- Currency: Reais (BRL) in nominal terms.
- Relevance: Only items greater than 1% of the total asset value were adjusted.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 7 de 65

10 July 2018 7 Appendix 3 Sector Analysis (=) Equity Book Value 15,200 (+) Credit Adjustment to Equity 3,058 (-) Debit Adjustment to Equity (1,411) (-) IR/CS Adjustments (560) (=) Market Value of Equity 16,287 Source: EY Conclusion Based on the information received and the work performed, our valuation resulted in an estimate of Fibria's Shareholder Equity at market prices of approximately BRL 16,287 million, as of March 31, 2018. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 8 de 65 Composition of adjustments(R$ millions) Equity Before and After Adjustments (R$ millions) 1 Executive SummaryDashboard6 Exhibits Estimation of Value2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 1 Executive Summary

10 July 2018 2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 9 de 65

10 July 2018

2 Macroeconomic Analysis
Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

IPCA Historic and Projected



10.7%
6.4%
6.3%
2.9%
3.6%
4.1%
4.0%
4.0%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected



2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Projetado na data base (Cenário base)
Projetado em 08/06/2018 (sensibilidade)

Source: Central Bank of Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | **Page 10 de 65**

10 July 2018 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 11 de 65

10 July 2018

3 Sector Analysis
Global Cellulose and Pulp Market

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3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States 48.5
Brazil 18.8
Canada 17.0
China 16.8
Switzerland 11.1
Finland 10.3
Japan 8.7
Russsia 8.0
Indonesia 6.8
Chile 5.1

Productivity of the forests by country (m^3/ha/year)


Canada 5 3
Baltic countries 6 5
Scandanavia 6 5
Russia 6 5
US 10 13
Mozambique 25 11
China 28 21
Brazil 36 31
Productivity Eucalyptus m^3/ha/ano
Productivity Pine m^3/ha/ano

Source: EMIS, Bloomberg, Parllaxis

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

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3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of planted forests certified, covering 6.4 million hectares. In order to promote economic activities and guarantee supplies to local industries, in July 2017, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, offering a concession of 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is explained, among others, by natural factors such as abundance of land and favorable climatic conditions / soil for planting eucalyptus trees (72.3% of the total area planted).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

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6 Exhibits
7 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%) and Bahia (10.8% %). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Outros - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

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4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Production of cellulose in Brazil (thousands of tons)


5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)


14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ MI)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%, the highest annual growth comparing only the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, the growth was 61.9%, with output jumping from 12.0 to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, up 13.0% on the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantation in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million tons to 13.9 million tons. The value of exports increased even more significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this movement were the prices practiced in the international market combined with the devaluation of Real, which positively influenced the competitiveness of the Brazilian product. The growth in Chinese and US demand for Brazilian pulp also ensured maintenance levels of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

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10 July 2018 1 Executive Summary 7 Appendix Exports of pulp are projected to increase at a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and the start-up of new plants, especially in China. Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during this period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value products aggregate. Domestic pulp consumption in 2017 grew 1.6% from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic Projection of importation of cellulose in Brazil (US$ millions) demand corresponds to 33.0% of production, with 94.0% domestic production and only 6.0% from other countries. coming from Source: EMIS Apparent consumption of cellulose in Brazil (thousands of tons) Source: Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 16 de 65 3 Sector AnalysisDashboard6 Exhibits Cellulose in Brazil2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 3 Sector Analysis

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10 July 2018

4 The Company and the Transaction
General Vision of the Company

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2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
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6 Exhibits
7 Appendix

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., and was then consolidated and formalized as a company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning.

Global Presence:



Source: Site Fibria

Timeline:

2009	Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
2010	Fibria enters the New Market of BM&F Bovespa (actual B3)
2012	Fibria affirms their strategy with the Canadian company Ensyn
2015	Approval of the expansion project Horizonte 2, in Três Lagoras - MS
2017	Fibria iniciates operations for the project Horizonte 2
2018	Suzano announces corporate reorganization with Fibria

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10 July 2018

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3 Sector Analysis
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5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

4 The Company and the Transaction

General Vision of the Company

Suzano

- Founded 94 years ago by a Ukrainian immigrant named Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano has also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin petroleum products in high value-added applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
1924
Registration approved by the Board of Trade.
In São Paulo, the first factory starts operating
1941
1964
Suzano makes their first exportation od Cellulose to Argentina
The first company in the sector to go public
1980
1992
Industrial Unit in Mucuri, Bahia, begins operations
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
2014
Inauguration of a new plant in Imperatriz, Maranhão
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
2018
Suzano announces corporate reorganization with Fibria

Source: Site Suzano

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 20 de 65 Suzano 4 The Company and the TransactionDashboard6 Exhibits General Vision of the Company2 Macroeconomic Analysis 5 Valuation of Shareholder ... 4 The Company and the ...

10 July 2018

4 The Company and the Transaction

Description of the Transaction

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
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5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million of new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third party), with assets in Brazil and abroad. In total there will be 11 industrial units, reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controllers of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, it will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval of the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil.

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibra Celulose S.A

Source: Site Suzano and Economia Estadão

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10 July 2018 5 Valuation of Shareholder Equity at Market Prices Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 22 de 65

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 23 de 65 Main assumptions: [a] Cash and cash equivalents: cash or cash equivalents, represented by national currencies and includes balances of accounts invested abroad. Adjustment criteria: There were no adjustments made to the account. Given the nature of the assets. [b] Securities: it is composed of securities invested in investment funds, public and private securities, over 90 days. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, securities are considered financial instruments and are presented in the balance sheet at their fair value. [c] Derivative financial instruments: instruments contracted with hedging strategy and derivatives embedded in a contract for the purchase of standing timber. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, derivative financial instruments are considered financial instruments and are presented in the balance sheet at their fair value. [d] Accounts receivable: consists of customers in the country and customers abroad. Adjustment criteria: for the measurement of the fair value was considered the term of receipt of each account receivable brought to the present value through the Selic rate of the period. For more details see Annex 2. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Assets4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018

5 Valuation of Shareholder Equity at Market Prices

Consolidated Financial Statements

Balance Sheet Assets

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Assets (R$ millions)

Assets	Book Value	% of Asset	Adjustments	Fair Value
[a] Cash and equivalents	2,852	7.5%	-	2,852
[b] Marketable securities	3,142	8.2%	-	3,142
[c] Financial derivative assets	415	1.1%	-	415
[d] Accounts receivable	1,281	3.4%	(16)	1,264
[e] Inventory	2,589	6.8%	543	3,132
[f] Recoverable taxes	2,134	5.6%	(261)	1,873
[g] Other assets	284	0.7%	-	284
[h] Related parts	10	0.0%	-	10
[i] Advances to suppliers	664	1.7%	(18)	646
[j] Judicial deposits	187	0.5%	-	187
[k] Deferred tax asset	451	1.2%	229	680
[l] Investments	157	0.4%	-	157
[m] Biological assets	4,204	11.0%	-	4,204
[n] Fixed assets	15,176	39.8%	6,867	22,042
[o] Intangible assets	4,586	12.0%	(4,287)	300
Total Assets	38,133	100.0%	3,058	41,191

Main assumptions:

- **[e] Inventory:** consists of finished products, products in process, raw materials, warehouses, imports in progress.
  - The market adjustment for inventories considered only the adjustment of the finished products, since these represented 63% of the book value, and that another account, raw materials (29% of book value) is already measured at fair value at the time of wood cutting.
  - The fair value of finished products was determined as the value of the sale of products, net of selling expenses incurred and a reasonably calculated margin for commercial activity. For more details see Annex 3.
- **[f] Recoverable Taxes:** are composed of withholding taxes and in advance of taxes; ICMS to be recovered; IPI to recover; reimburses program credits; PIS and COFINS to be recovered; and provision for loss of ICMS credits.
  - The expected tax adjustment was recovered for the next 5 years of present value through the average Selic rate expected for the next 5 years. For more details see Annex 4.
- **[g] Other assets**: They are composed of operational non-metals.
  - Adjustment criteria: not updated or account balance, in relation to its low representation (0.7%) in relation to total assets.compostos por produtos acabados, produtos em processo, matérias-primas, almoxarifado, importações em andamento.

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 25 de 65 Main assumptions: [h] Related parties: refers to a loan to Votorantim S.A., one of the Company's parent companies. Adjustment criteria: the account balance was not updated, due to its low representation (0.03%) in relation to total assets. [i] Advances to suppliers: consists of advances made to suppliers of wood. Adjustment criteria: the balance was updated considering the total amount of timber foreseen for the conversion of these advances, and the market price of wood by region at the base date of the analysis. For more details see Annex 5. [j] Judicial deposits: deposits under guarantee, taxes and contributions sub judice. Adjustment criteria: the balance of the account was not updated due to its low representation (0.5%) in relation to total assets and the fact that these deposits are mostly adjusted by CDI. [k] Deferred taxes - assets: presents the net balance of deferred tax assets and liabilities. Composed mainly of: tax losses and negative basis; provision for contingencies; exchange rate variations by cash basis, use of goodwill amortized fiscally, reforestation costs already deducted for tax purposes; among others. Adjustment criteria: the amount of tax losses and temporary differences was brought to present value, based on the schedule of realizations estimated by Management. The provision for tax amortized goodwill was disregarded and the other amounts were considered without adjustments. For more details see Annex 6 Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Assets4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 26 de 65 Main assumptions: [l] Investments: consists of joint venture and other investments. Adjustment criteria: the balance of the account was not updated due to its low representation (0.4%). [m] Biological assets: composed of the totality of own forests in development, or point of consumption. Adjustment criteria: There were no adjustments made to the account. In accordance with IAS 41, the biological assets presented in the balance sheet are measured at fair value. [n] Fixed assets: consists of land; properties; machinery, equipment and facilities; immobilized in progress; vehicles; furniture; and computer equipment. Adjustment criteria: the fair value of these assets was estimated through a specific evaluation. The list of assets evaluated, methodologies and results are presented in Annex 7. [o] Intangible assets: consisting mainly of goodwill arising from the acquisition of Aracruz; and some assets related to the implementation of systems; right of exploitation; database; supplier relationship - chemical products; intangible in progress and trademarks and patents. Adjustment criteria: goodwill and software development and deployment had their values written off because they did not individually have market value. The remaining values were kept unadjusted due to their low relevance. For more details see Annex 8. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Assets4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 27 de 65 Main assumptions: [p] Loans and financing: consists of loans made in national and foreign currency with BNDES, FINAME, BNB, CRA, FINNVERA and others. Adjustment criteria: The fair value adopted was that disclosed by Fibria in the Financial Statements of the base date. According to the notes to these financial statements, the fair value of the financial liabilities related to the loans, whose accounting balances are measured at amortized cost, is calculated in two ways: (i) the fair value of the bonds is obtained by the secondary market. The value used is a closing average calculated by Bloomberg; (ii) for other financial liabilities that do not have a secondary market or for which the secondary market does not have sufficient liquidity, the measurement is based on the present value, using the market projection for post-fixed rates and data contractual provisions for fixed-rate securities, brought to present value at the current market rate, also considering the Company's credit risk. The fair value of loans and financing is classified in Level 2 in the fair value hierarchy. [q] Derivative financial instruments: instruments contracted with protection strategy and derivatives embedded in a contract for the purchase of standing timber. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, the derivative financial instruments presented in the balance sheet are measured at fair value. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Liabilities4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 28 de 65 Main assumptions: [r] Accounts payable to suppliers: consists of accounts payable in national currency with related parties and third parties; and accounts payable in foreign currency, generated mainly by the take or pay agreement agreed with Klabin. Adjustment criteria: the expected amount of accounts payable for the next 2 years was brought to present value, through the average Selic rate expected for the next 2 years. For more details see Annex 9. [s] Salaries and social charges: consists of social security accounts payable and provisions for 13th salary, holidays and other items. Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [t] Taxes and fees payable: consists of income taxes, social contribution, contributions and indirect taxes payable. Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [u] Dividends payable: parts of the company's profit that will be distributed to its shareholders. Adjustment criteria: the balance of the account was not updated, due to its low representativeness (0.7%) against total liabilities. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Liabilities4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 29 de 65 Main assumptions: [v] Other accounts payable: are composed of provision for profits; benefits to employees; provision of inputs for forest formation; other bills to pay; and other obligations. Adjustment criteria: there were no adjustments made to the account balance due to the composition and nature of the assets. About 25% of the total value of this asset represents actuarial liabilities with retiree health insurance, item already measured at fair value. [w] Tax benefit adjusted to market prices - Adjustments at Market Prices: Deferred Income Tax. Calculated considering the regulatory rate of 34% of IR & CSLL on all adjustments at market price. [x] Contingency provision: it is composed of tax, labor and civil lawsuits. Adjustment criteria: for labor contingencies, the Company announces that it accounts for all the shares based on the historical percentage of losses. In this way, we understand that there is no value adjustment in this case. For tax and civil contingencies, the Company accounts for the total amount of cases considered as probable loss by its lawyers. We maintained this criteria for probable contingencies and, for those considered with possible loss (with a probability of loss estimated by the lawyers between 10% and 49%), the recognition criteria was determined as 10% of the adjusted fair value of the shares. Since the contingencies with loss considered remote are not disclosed by the Company, no value has been assigned to them. For more details see Annex 10. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Liabilities4 The Company and the ... 5 Valuation of Shareholder ...

/ ' Suzano Papel e Celulose SA: Valuation of Shareholders' Equity at the market price of Fibria Celulose SA, on the base date of March 31, 2018. IPage 30 de 65

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 31 de 65 Balance Sheet (R$ millions) 6 ExhibitsDashboard Exhibit 1 – Consolidated Balance Sheet2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 6 Exhibits

10 July 2018

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2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

6 Exhibits

Exhibit 2 – Accounts Receivable

Accounts Receivable	(in BRL millions)
Book Value (31 de março de 2018)	1,281
Fair value adjustment	(16)
Fair Value of accounts receivables	**1,264**

Main assumption:

The account is comprised of accounts receivable from customers in Brazil and abroad, net of provisioned losses, from April 2018 and January 2019. For the measurement of the fair value of accounts receivable, each account was brought to present value using the Selic rate expected for the same period.

BRL millions	Book Value	Fair Value
Clients in Brazil	192	
Clients Abroad	1,095	
Provision for Impairment	(6)	
Total accounts receivable	1,281	1,264

Value recommendation:

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of accounts receivable is BRL 1,264 million, generating a reduction of BRL 16 million.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 32 de 65

10 July 2018

6 Exhibits
Exhibit 3 – Valuation: Inventory

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Finished Goods Inventory	(in BRL millions)
Book Value (March 31, 2018)	1,637
Fair value adjustment	543
Fair value of finished goods inventory	**2,180**

Main assumptions:

We identified that the relevant values in inventory on the base date refer to the inventory of raw materials (29%) and inventory of finished products (63%). Since the main raw material, wood, is treated at fair value at the time of cutting, it was agreed with Management that fair value adjustments would consider only the finished products.

Book Value of Inventory (BRL millions)	
Raw Material	746
Work in Progress	25
Finished Goods	1.637
Warehouse	177
Pending Imports	4
Total	**2.589**

The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. For the margin estimate, we used the results made in 2017 to eliminate the effects of seasonality in the first quarter of 2018, as quoted in the company's financial statements.

- **Sale price :**

The value of the inventory based on the selling price was estimated considering that on March 31, 2018 the costs of the merchandise sold represented 70.3% of net revenue.

- **Commercial Expenses:**

Expenses that reflect the activities involved for the sale of products, including sales staff, commissions and freight. On the base date, selling expenses represented 4.6% of net revenue

- **Margin on sales activity:**

The operating margin was 20.6% in 2017, which implies an applicable mark-up on costs and expenses of 24.6%. We consider this mark-up to be equally applicable to all costs and expenses of the Company.

- **Cost of keeping goods in stock:**

Calculated based on the weighted cost of Fibria's debt, 7.3% a. a., and the average permanence of the products in stock.

Inventory turnover was estimated based on the days of the finished product stock in relation to operating costs on the base date. The stock turnover of finished products was estimated at 7.5x per year, or permanence of about 48 days.

Sales Price			1,637	÷	70.3%	=	2.330
Commercial Expenses	2,330	×	4.6%	×	100.0%	=	(106)
Margin on Sales Activity			106	×	24.6%	=	(26)
Cost to Maintain Stock	1,637	×	7.3%	÷	7.5x	=	(16)
Fair Value (rounded)							**2.180**

- **Value recommendation**

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the preliminary fair value of the finished products stock is BRL 2,180 millions, generating a stock value increase of BRL 543 millions.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 33 de 65

10 July 2018

6 Exhibits
Exhibit 4 – Valuation: Recoverable Taxes

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Recoverable Taxes	(in BRL millions)
Book Value (March 31, 2018)	2.134
Fair value adjustment	(261)
Fair value of recoverable taxes	**1.873**

Main assumptions:

Retained Tax and CSLL, ICMS to be recovered, IPI to be recovered, Credits of the reintegration program, PIS and COFINS to be recovered and Provision for loss of ICMS credit. The management of Fibria stimulates the amount recovered between 2018 and 2022. For a measurement of the fair value of recoverable taxes, the estimated value for the next 5 years was brought into present value through the average Selic rate expected for the same period.

	2018	2019	2020	2021	2022
Recoverable taxes	272	738	946	18	160
Discount factor	0.97	0.91	0.85	0.79	0.73
Present value of recoverable taxes	264	674	804	14	118
Far Value (rounded)					**1.873**

Value recommendation:

Based on the base date and on the results and assumptions above, our recommendation for the fair value of taxes is R $ 1,873 million, generating a reduction of R $ 261 million.

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10 July 2018

6 Exhibits

Exhibit 5 – Valuation: Advances to Suppliers

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Advances to Suppliers	(in BRL millions)
Book Value (March 31, 2018)	664
Fair value adjustment	(18)
Fair value of advances to suppliers	**646**

Main assumptions:

The advance to suppliers account is related to the forest producer program. The program is a partnership with rural producers, started in 1990 in the State of Espírito Santo and extended to the states of Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, for the Eucalyptus forests in partner lands. Through the program, Fibria provides technology, technical assistance, inputs and financial resources, according to the modality of the contract, thus guaranteeing the supply of wood inputs for its pulp production. These advances will be reimbursed for the delivery of timber by the (encouraged) forest producers.

Given this context, Fibria's management provided us with the total amount of wood that would be converted by the account balance on the base date, sorted by region and price ranges (minimum range, average range and range maximum). For the estimation of the price of the wood were considered average ranges of market prices by region.

Value recommendation

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of the advances to suppliers is BRL 646 million, generating a reduction of BRL 18 million.

Value by region (BRL millions)	Book Value	Fair Value
Aracruz – average price	154.66	158.14
Aracruz – maximum price	69.35	63.79
Jacareí – average price	10.97	17.22
Jacareí – average price	8.55	7.35
Mato Grosso do Sul – average price	194.28	178.25
Mato Grosso do Sul – average price	24.15	20.96
Rio Grande do Sul – average price	56.18	55.22
Veracel - average price	68.55	57.28
Subtotal	586.69	558.21
Provision/loss Aracruz	(8.00)	
Provision/loss Jacarei	(2.65)	
Plus Valia Fomentos CPC 15	87.68	87.68
Total	663.72	645.89

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 35 de 65

10 July 2018

6 Exhibits
Exhibit 6 – Valuation: Deferred Tax Assets

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7 Appendix

Deferred Taxes	(in BRL millions)
Book Value (March 31, 2018)	451
Fair value adjustment	229
Fair value of deferred tax assets	**680**

Main assumptions:

The composition of the deferred tax account is on the side.

The management of Fibria provided an expectation of accomplishing the tasks with the fiscal year and a negative base of social contribution and the temporary ones, based on the projections of future taxable profits, as shown next.

To obtain a measurement of the credit value, the amount issued was brought to a present value, using the average Selic rate expected for the same period.

BRL millions	2018	2019	2020	2021	2022	From 2023	Total
Deferred credits	379	171	199	243	663	525	**2,180**
Discount factor	0.97	0.91	0.85	0.78	0.73	0.57	
Present value of deferred taxes	369	156	168	191	483	305	**1,672**

The tax benefit has not been fully amortized in view of the nature of the liability, and not its realization in the context of the assessment.

The other securities were advanced at book value.

Value recommendation:

Based on the base date and based on the results and assumptions, our recommendation for the fair value of differential taxes is R $ 680 million, generating an increase in the amount of R $ 229 million.

BRL millions	Book Value	Fair Value
Tax loss	262	
Contingency provisions	118	
Diverse provisions	624	
Currency variation (cash basis)	972	
Fiscal ammortization from acquired assets in business combination	96	
Actuarial gains from medical assistance plan	13	
Fair value of biological assets	95	
Subtotal	**2,180**	**1,672**
Deferment of derivative results	-52	-52
Tax provisions for results of subsidaries abroad	-570	-570
Reforestation costs	-235	-235
Capitalized interest	-126	-126
Non-amortized income tax asset	-737	
Other	-9	-9
Total	**451**	**680**

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 36 de 65

10 July 2018

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2 Macroeconomic Analysis
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4 The Company and the ...
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6 Exhibits
7 Appendix

6 Exhibits

Exhibit 7 – Valuation: Tangible Assets

Class	NBV[1]	Adjustments	Market Value
Real Properties			
Land	8.380	101.080	109.460
Buildings and improvements	1.988.827	1.137.944	3.126.772
Subtotal	**1.997.207**	**1.239.024**	**3.236.232**
Agricultural Properties			
Land	1.642.702	3.047.290	4.689.992
Rural Improvements[2]	104.716	(21.607)	83.109
Third Party Improvements[3]	6.844	(6.844)	-
Subtotal	**1.754.262**	**3.018.839**	**4.773.101**
Personal Property			
Machinery and Equipment	8.565.157	2.345.449	10.910.606
Installation	1.681.089	495.189	2.176.279
Agricultural Equipment	261.294	112.275	373.569
Vehicles	133.786	20.900	154.686
Computer Equipment	39.641	256	39.897
Furniture & fixtures	28.522	7.558	36.080
Subtotal	**10.709.489**	**2.981.628**	**13.691.118**
Others			
Softwares	58.152	9.452	67.604
Work of Art	3	(0)	3
Subtotal	**58.156**	**9.452**	**67.608**
Construction in Progress	**274.751**	**(368)**	**274.383**
OffShore[4]	**10.093**	**(10.093)**	**-**
Excluded[5]	**306.128**	**(306.128)**	**-**
Balance Adjustments[6]	**65.605**	**(65.605)**	**-**
Total	**15.175.691**	**6.866.750**	**22.042.441**

Notas:

[1] The Netbook Value (NBV) was included for illustrative purposes only and reconciles with the amount reported in the balance sheet and in the Fixed Assets register list was provided by Fibria, on the valuation date March, 31st.

[2] The class of Rural Improvements includes all improvements related to the farms owned by Fibria.

[3] The class of third parties improvements contemplates the improvements made by Fibria outside farm areas, for example improvements made in nearby cities (college, health center, etc).

[4] The Offshore account refers to the value of the fixed assets register list of all the offshore companies controlled by Fibria, that the management could not provide the asset by asset list.

[5] Excluded items refer to intangible assets, items with costs less than zero, inventory of raw materials and differences related to taxes, and / or accounting reconciliation.

[6] *Balance Adjustments* refer to an amount addition that could not be found in the fixed assets register list, when compared to the balance sheet and balance sheet values of the financial statement of March 18, without a justification by management.

The information about the classes listed above, assumptions and methodologies used can be found in Appendix B, C, D, E and F of this report.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 37 de 65

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Main assumptions: The composition of the intangible asset is presented above. For goodwill related to the future profitability of Aracruz, due to the methodology for calculating Shareholders' Equity at market prices which considers assets individually, and to the fact that goodwill for future profitability does not individually have market value, this asset has been written off . It should be noted, however, that this goodwill has part of its value reflected in the market price adjustment of the assets of the Aracruz Unit recorded in Fibria's consolidated balance sheet. As for the costs of developing and deploying the system, these also have no market value, so they have also been eliminated from the balance of intangible assets. The remaining items were not adjusted due to their low relevance to the Company's total assets. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 38 de 65 6 ExhibitsDashboard Exhibit 8 – Intangibles2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 6 Exhibits

10 July 2018

6 Exhibits
Exhibit 9 – Valuation: Accounts Payable to Suppliers

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Accounts Payable Suppliers	(in BRL millions)
Book Value (Macrh 31, 2018)	2,464
Fair value adjustment	(3)
Fair value adjustment for accounts payable to suppliers	**2,462**

Main assumptions:

The accounts payable to suppliers account consists of accounts payable in national currency with related parties and third parties; and accounts payable in foreign currency, generated mainly by the take or pay agreement agreed with Klabin. The take or pay supply contract provides Fibria with differentiated conditions in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, with prices prevailing under market conditions.

For the measurement of the fair value of this liability, the expected amount of accounts payable in local currency was brought to present value, using the average Selic rate expected for the period. For the accounts payable in foreign currency, these were adjusted for the expected exchange variation and brought to present value by the average Selic rate expected for the period

Value recommendation

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of the accounts payable to suppliers is BRL 2,462 millions, generating a reduction of BRL 3 millions.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 39 de 65

10 July 2018

6 Exhibits
Exhibit 10 – Valuation: Provision for Contingencies

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Possible Contingent Liabilities*	(in BRL millions)	
Fiscal Contingencies	7,496	7,496
Civil Contingencies	2,257	2,257
% probability of possible actions	*10.0%*	*50.0%*
Fair value of contingent liabilities (rounded)	**975**	**4,876**

(*) Amounts disclosed in the financial statements as of December 31, 2017. In the statements for Q1 2018, the Management reports that there were no material changes in the lawsuits in progress.

Main assumptions:

As discussed with management, the contingent liabilities were valued at fair value for purposes of the work performed.
For contingencies of a labor nature, the Company discloses that it accounts for the totality of shares based on the historical percentage of losses. In this way, we understand that there is no value adjustment in this case.

For tax and civil contingencies, the Company accounts for the total amount of cases considered as probable loss by its lawyers. We maintained this criteria for probable contingencies and, for those considered with possible loss (with a probability of loss estimated by the lawyers between 10% and 49%), the recognition criterion was determined as 10% of the adjusted fair value of the shares.

Since the contingencies with loss considered remote are not disclosed by the Company, no value has been assigned to them.

Value recommendation

Our recommendation for the preliminary fair value of possible contingent liabilities is BRL 975 millions.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 40 de 65

Suzano Papel e Celulose SA: Valuation of Shareholders' Equity at the market price of Fibria Celulose SA, on the base date of March 31, 2018. IPage 41 de 65

10 July 2018 1 Executive Summary 3 Sector Analysis 1. Our analysis is based on information provided by the Company's management. According to the professional practices, the analysis is derived from the application of the Income Approach using the Discounted Cash Flow methodology. 2. In order to achieve the objective of the Valuation of Shareholder’s Equity at the market price of Fibria, procedures were always applied based on historical, economic and market facts in force on March 31, 2018. 3. The comments presented in this Report were developed by professionals of the EY with information provided by the Administration, as well as external Sources, when indicated. 4. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in Fibria as well as in Suzano, characterizing their independence. The estimated fees for the execution of this work were not based and have no relation wi th the results reported here. 5. This work was developed based on information provided by the Company's management, which were considered true, since any type of audit procedure is not part of the scope of this project. Because it has not performed audit procedures, EY can not assume responsibility for the historical information used in this Report. 6. It was part of our work to obtain information with Fibria that we believe to be reliable, being the responsibility for its truthfulness exclusively of the Company's management. 7. No investigations have been carried out on Fibria's title deeds, nor any verification of the existence of liens or encumbrances; 8. EY has no responsibility to update this Award for events and circumstances occurring after the base date. 9. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this Valuation any contingencies that are not registered by Fibria at the base date. 10. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 11. The value per quota was not calculated, nor was any control premium considered in Valuation. Therefore, it was considered that Fibria's estimate of fair value / investment represents 100% of its shares. 12. We have not had the opportunity to expose Fibria's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 13. This Award has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY will not assume any responsibility for any third party nor in case the Award is used outside the stated purpose. 14. Some historical financial information used in our Valuation was derived from audited and / or unaudited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 42 de 65 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis 15. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of the Administration. We understand that the Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 16. Any user of this Report must be aware of the conditions that guided this work, as well as the market and economic situations in Brazil, on the Valuation base date. 17. According to our agreement, prior to the issuance of the Final Report, Suzano will send us a signed representation letter, confirming that it agrees with EY regarding the main assumptions adopted in the Valuation analyzes of the Company. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 43 de 65 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Personal Property The valuation of the personal property was performed following the standards promulgated by ABNT – Brazilian Association of Technical Standards, NBR 14.653 on its parts: 1 – Procedimentos Gerais – General Procedures; 5 – Máquinas, equipamentos, instalações e bens industriais em geral – Machinery, equipment, installation and general industrial assets; Valuation methodology selection and analysis We considered the cost approach and the methods that comprise this approaches. For the valuation of the personal property, the income Approach was considered to be inappropriate and was not used because individual income streams could not be allocated reasonably and effectively to each of the individual assets. Application of the cost approach Using this method we consider the value associated with installation, freight, engineering and nationalization where applicable. In applying the cost approach, we first determined current replacement or reproduction cost estimates for the applicable assets using the direct and indirect methods, respectively. Estimates of RCN, by definition, include both direct and indirect costs associated with each asset including materials or equipment, freight, installation and commissioning labor. Calculation of the RCN under the direct method The initial step in our cost approach analysis was to develop a complete RCN estimate for the pulp production line, included in the scope of our analysis based on the technical data of equipment and production capacity metrics. For the pulp production lines, we developed a RCN based on contacting suppliers in order to obtain a turn key estimative, including all engineering, foundation and installation costs. This kind of estimative consists in obtain all the costs related to all machineries, installations, civil construction and all assets used to start a pulp production. Calculation of the reproduction cost new under the indirect method We have applied the indirect method of the cost approach to value the assets that were not valued by the direct method of the cost approach. Under this method, the reproduction cost new for each asset or group of assets was estimated by indexing historical costs recorded in the assets list based on asset type and acquisition date. These costs generally included the base cost of the asset, any additional considerations regarding freight, duty, local delivery, installation and commissioning and indirect costs such as engineering, procurement, construction management and borrowing costs as appropriate and applicable. The price adjustment/index factors used in our analysis were derived from inflation and monetary indices published by Getúlio Vargas Foundation for Brazil trends purposes and inflation. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 44 de 65 7 AppendixDashboard6 Exhibits b. Personal Property2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Physical deterioration and obsolescence As some of the assets have been in use over varying periods of time, it is reasonable to assume that an asset’s market value is something less than its replacement or reproduction cost new. Therefore, allowances were made for physical deterioration as well as functional and economic obsolescence as they might apply. Physical deterioration Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relationship between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; The NUL estimations used in the valuation of the personal property were based on discussions with the respective engineering personnel of Fibria, our physical inspections, various published sources, and our experience valuing similar assets. Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the cost approach analysis, we utilized the following physical deterioration curves: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life Iowa-type survivor curves – Derived to measure the economic utility of an asset in relation to its economic life and consider allowances to accruing costs of routine maintenance and general upkeep of the assets. The Iowa curve method is based on a study and research conducted by Iowa State University. This method uses an age-life concept which measures the physical loss in value attributed to a reduction in the quality of a given type of asset remaining in service or use over a given period of time. The period of time is measured from the point at which the unit is first put into use until it is removed from service. In addition, as a consequence of wear and tear, an asset is increasingly more costly to operate over time and accruing maintenance costs result in a decrease in the overall utility of a given asset. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 45 de 65 7 AppendixDashboard6 Exhibits b. Personal Property2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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b. Personal Property

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In relation to the assets valuation, we considered the useful life, depreciation method and residual factor indicated in the following table:

Class	UL (Years)	Depreciation Method	Hold Factor
Machinery and Equipment	20	Iowa (R2)	10%
Agricultural Equipment	8	Iowa (R2)	10%
Installations	20	Iowa (R2)	10%
Vehicles	5	Linear	30%
Computer Equipment	5	Linear	3%
Tools	5	Linear	5%
Furniture and Fixtures	10	Linear	5%
Softwares	5	Linear	3%

Functional obsolescence

Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Excess capital cost, which is the difference between reproduction and replacement cost, measures the decreased capital investment needed by a replacement asset to produce the same or similar output or product as that of the subject asset. This form of obsolescence is observable in newer technologies and construction costs that are typically less expensive than the current assets. Excess operating costs are based on the assumption that it is less expensive to operate and maintain replacement assets than to utilize the assets currently owned.

Economic obsolescence

Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. Based on our analysis of historical production installed capacities we have not identified any additional economic obsolescence and as such have not made any further adjustments to the personal property with regard to economic obsolescence.

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10 July 2018 1 Executive Summary 3 Sector Analysis Real Property The methods and procedures used to perform this engagement were based on the principles and guidelines established in the Brazilian standards published by ABNT - Brazilian Association of Technical Standards, NBR 14.653 in its parts: 1 – Procedimentos Gerais – General Procedures; 2 – Imóveis Urbanos – Urban Real Property; and 3 – Imóveis Rurais – Rural Real Property. According to these regulations, real estate properties can be evaluated based on the income approach method, involutive method, cost approach method and the market approach method, and also by the combination of the last two methods being linked to a factor of commercialization. While all of these methods can be considered in the assessment, the type of the assets and the availability of data and information will dictate which method - or methods - will be used to estimate the market value of each asset. Market Approach This methodology is used when there is an active market of real estate properties in the region of the evaluated property and also the possibility of obtaining comparatives with characteristics that are similar to that one. Moreover, this method captures the loss of value of the asset from all the forms of depreciation inherent in it. Specifically in the case of real estate properties, an analysis is made in the real estate market of the region on recent sales or current offers of similar properties (comparative) to the real estate included in the present work. The comparatives obtained from the market are provided by a wide variety of sources, such as: property owners, real estate brokers, real estate agents and / or through public consultation sources. These assumptions are considered as "good and valid". This method identifies the market value of an asset by means of the technical treatment of attributes of the comparable elements constituents of the sample. In the market approach method by treatment by factors, the homogenization of the comparative sample is performed through factors and criteria for adjusting the differences between the property included in the analysis and the comparative ones, with the subsequent statistical analysis of the homogenized results. The choice of factors to be treated must be made so that they can be identified and analyzed in what way they influence the formation of real estate values. The treatment by factors is applied preferentially in homogeneous samples, that is, with characteristics that are closest possible to the property being evaluated. The adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed as detailed in the next page: Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 47 de 65 7 AppendixDashboard6 Exhibits c. Real Property and Agricultural Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LANDS*)		
Area Factor	Refers to the influence of different size dimensions over the price of comparable and subject property.	
Sale / Offer	It is related to comparable' s data source (market offer, realized sale or broker's opinion of value). For comparable which are being offered in the market, a discount is applied on the price due to the elasticity of negotiation often observed in the market. Brazilian Appraisal standard recommend a discount of 10% applied to the listed price.	Offer Sale
Access Factor	Adjustments based on the property quality of access.	Road Arterial Collector Secondary
Location Factor	Adjustments based on the value range of properties due to its proximity to the city, industrial centers and proximity to highways. In our research we considered the river.	Great Good Regular Bad
Topography Factor Real Property	It is based on the topography, when there's a difference between the subject property and of the comparable.	Flat Declivity up to 5% Declivity from 5 a 10% Declivity from 10 a 20% Declivity over 20%

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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Infrastructure Factor	Refers to the availability of urban infrastructure in the property.	Yes No
Vocation Factor	Weighting referring to the region and zoning of the city in which the comparatives and the property evaluating is inserted.	Commercial Residential Industrial Port
Building Standards Factor	Refers to the constructive pattern present between the comparatives and the property evaluated.	Building standards: Warehouses, office, house and apartment Range: Maximum, medium and minimum
Depreciation Factor	Refers to the state of conservation of comparatives and the property assessed.	
Occupation of Soil Factor	Typology of the cultivation on the property related to the profitability of the agricultural product. In this factor, the occupation of legal reserve areas determined by law were also considered.	Agriculture Reforestation Pastures Native Forests or Reservation
Soil Texture Factor	Refers to the granularity and agglomeration of soil constituent particles present in the region of analysis.	Very Clay soil Clay soil Average soil Silty soil Sandy soil

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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Topography Factor Agricultural Property	Refers to the valuation or devaluation of the terrain with elevation or depression, or slope.	Flat Slightly Wavy Wavy Very Wavy
Access Factor	Discrepancies regarding the quality of access routes and, consequently, logistics are rectified by the application of this factor	Paved road with double lane Paved road with single lane Rural road in good conditions Rural road in bad conditions on rainy season Rural road in bad conditions
Water Factor	Regional rainfall distribution.	High rainfall index Average rainfall index Low rainfall index

*The analysis were based on the raw land concept. Thus, the farms scope of this valuation werer considered without any structures (as buildings and improvements) and any biological assets.

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10 July 2018 1 Executive Summary 3 Sector Analysis Cost Approach In applying the cost method, the estimation of the substitution value or replacement or reproduction cost of the assets (RCN) using the direct or indirect methods is first determined. For the determination of the RCN of the buildings and improvements in the industrial sites the direct method was used and the indirect method for the buildings and improvements in the other localities. Calculation of the RCN under the direct method This method identifies the replacement cost new (RCN) of the buildings and Improvements by synthetic or analytical budgets from the quantities of services and its direct and indirect costs. We used the Cost Approach to estimate the fair value of buildings and improvements. The unitary costs were obtained from public sources such as Sinduscon, construction magazine PINI and SINAPI (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil). The initial step is to develop an estimate of RCN of each building and improvement through one or more unit costs, according to the procedure: Basic Unit Cost (“Custo Unitário Básico – CUB”) R8N published by Sinduscon: the main indicator of the real estate sector, the Basic Unit Cost is calculated monthly by the Real Estate Industry Unions of each state. PINI Building Cost (“Custo PINI de Edificação – CUPE”) published by PINI Magazine : Study of unit cost of buildings by PINI Magazine. Unit costs published by SINAPI and PINI: where applicable, unit costs of materials and / or labor were used in the estimation of the RCN of improvements such as paving, railways or maritime ports, for example. For unitary costs published by Sinduscon, called CUB (“Custo Unitário Básico”), we performed adjustments according to the building type and construction characteristics, according to studies prepared by IBAPE São Paulo. The unit costs used refer to the valuation date of the work or to the date closest to it (if not disclosed for valuation date). BDI costs (percentage of benefits and indirect costs related to the direct cost of a construction or improvement), when applicable, were also included in the percentage of 25%. After the estimate of the RCN, the fair value is determined by applying a depreciation rate calculated, in general, according to the age and useful life of the asset. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 51 de 65 7 AppendixDashboard6 Exhibits c. Real Property and Agricultural Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Physical deterioration and obsolescence Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relation between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Conservation – “situation of the physical characteristics of a property, at a certain moment, as a result of its use and the maintenance to which it was submitted. " . Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the Cost Approach analysis, we normally adopt the following physical deterioration profiles: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life; Ross-Heidecke - considers the maintenance conditions, the actual age and the useful life of the constructions. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Based on our analysis and site inspections, we have not identified any additional economic and functional obsolescence, therefore, we have not made any further adjustments to the real property about these depreciations. The details of the analysis such as the homogenization and building and improvements valuation are in an Excel file, integrant part of this report. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 52 de 65 7 AppendixDashboard6 Exhibits c. Real Property and Agricultural Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis The valuation of Personal Properties included all the assets included in the following classes: machinery and equipment, agricultural equipment, furniture and fixtures, computer equipment, tools and softwares. The Valuation date is : 03/31/2018 The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 5 – Capital Equipament e also by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate personal property assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at Três Lagoas and Aracruz units from May 28th to 30th, 2018 and at Jacareí unit from June 04th and 05th, 2018. During inspections, we consulted those responsible for the respective units, in order to understand procedures related to the production of pulp as well as technical specifications related to the personal properties, their maintenance policies and possible obsolescence. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of personal properties, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and acquisition of new equipment in order to understand processes, discuss the replacement costs and request technical data of the sites that were not inspected, among others. Estimative of the Replacement Cost In the course of our valuation, we contacted suppliers of equipment as well as our internal databases on personal property. During these conversations, we discussed current market demand for asset types under evaluation, as well as estimates of replacement cost value for new equipment and market value for refurbished or used equipment. We have also researched a number of publicly available sources of information on cost trends, useful lives and technological changes in the industries in which the assets operate Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 53 de 65 7 AppendixDashboard6 Exhibits d. Personal Properties Assumptions2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis The evaluation of real estate properties from Fibria industrial sites, considered the sites located in the cities of Três Lagoas, Mato Grosso do Sul, Aracruz, Espírito Santo and Jacareí, in São Paulo. In addition, the valuation also included other urban properties from Fibria, located in the cities of Caravelas and Eunápolis, Bahia, Conceição da Barra and Marechal Floriano, in Espírito Santo, Engenho Novo, in Rio de Janeiro, in the cities of São Mateus, Taubaté and Peruíbe, in São Paulo and Aparecida do Taboado, in Mato Grosso do Sul. The Valuation date is : 03/31/2018. The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 2 - Urban Real Estate and by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate real estate assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at Três Lagoas and Aracruz units from May 28th to 30th, 2018 and at Jacareí unit from June 04th and 05th, 2018. During inspections, we consulted those responsible for the respective units, and discussed the perceived changes that could impact on the use of the property in addition to discussing points such as constructive type, age, observed physical condition, current use and future utility. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of real estate, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and renovation of the units, in order to understand the constructive pattern of assets; request technical data, such as footage of the units, construction projects, etc., and understand the maintenance policies and related reforms of the units. . Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 54 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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- Selection and analysis of the evaluation methodology

In the context of the valuation of urban properties, the market approach combined with the cost approach method was based on the provision that the property value is significantly associated with its physical characteristics, and that it would pay no more for the installation than the cost to build a similar facility on the market current in a similar property.

In this approach, the value of the land was estimated using the market approach method. The resulting value of the land is added, when applicable, to the market value of buildings and improvements (calculated by cost approach method) to reach the total market value of the property.

Thus, for the market approach method, adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed. The tables below illustrate the attributes applied:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,90

Access Factor	
Highway	1,00
Arterial route	0,90
Collector route	0,80
Sideline route	0,70

Infrastructure Factor	
Yes	1,00
No	0,70

Location Factor	
Great	1,00
Good	0,90
Regular	0,80
Bad	0,70

Topography Factor	
Flat	1,00
Declivity up to 5%	0,95
Declivity from 5 a 10%	0,90
Declivity from 10 a 20%	0,80
Declivity over 20%	0,70

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10 July 2018 1 Executive Summary 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 56 de 65 Vocation Factor II Port 1,50 Commercial 1,10 Residential 1,00 Industrial 1 0,80 Industrial 2 0,60 Rural 0,50 Vocation Factor I Commercial 1,10 Residential 1,00 Industrial 0,95 Rural 0,90 Depreciation Factor A 1,000 B 0,997 C 0,975 D 0,920 E 0,819 F 0,668 G H 0,474 0,248 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Aparecida do Taboado Aracruz Aparecida do Taboado is a city in the state of Mato Grosso do Sul and is 442 km far from Campo Grande. It is the fourth most industrialized city in the state, with growing trade and the economy focused on the agricultural sector. The economy strengthened after the inauguration of the Railroad Bridge over the Paraná River, making possible the road link with the state of São Paulo. In the district passes the railroad BR 158, with access to the states of São Paulo, Mato Grosso, Goiás and Minas Gerais, in addition to a passenger terminal. The city of Aracruz is located in the countryside of Espírito Santo, 80 km from the capital, Vitória. The implementation of the factory in the region generated a socioeconomic transformation, where the sectors of industry, commerce and services developed. Due to its locality, the city also started port activity, with the implementation of Portocel, wich is responsible for transporting the pulp produced in the factory. Currently, Aracruz has an estimated population of 98,393 (IBGE). The city counts on the railway branch that connects the railroad Vitória-Minas to the Port of Barra do Riacho and to Fibria. The sites are located between the city of Aracruz and Barra do Riacho and have a little urbanized environment. Caravelas The city of Caravelas is located in Bahia, 720 km from the state capital, Salvador. Caravelas has an economy focused on the primary sector and has an estimated population of 22,740 inhabitants in 2017. The city has only 9.8% of urban properties on public roads with adequate urbanization. The BR-418 highway, the main link between the northeast of Minas Gerais and the south coast of Bahia, is BR-101, already in Bahia, where it ends in Caravelas. Conceição da Barra The city of Conceição da Barra is located on the coast of Espírito Santo, near the border with Bahia and is 250 km from Vitória, the state capital. With an estimated population of 31,574, the city is known for its culture and has a strong tourism sector. The highway ES 010 cuts the city and has recently undergone improvements. The site is located in the district of Itaúnas, in an urbanized area, near the coast. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 57 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Eunápolis Eunápolis is a city located to the south of Bahia, distant 650 km of the state capital, Salvador. The city has an estimated population of 115,290 inhabitants and has a strong appeal to the tourism sector. In the city is located the Veracel, pulp factory in which the Fibria has participation. The factory, located on the banks of the Fazenda Brasilândia Highway, is located in a rural region with little urban infrastructure in its vicinity. Helvécia Helvécia is a district of the city of Nova Viçosa, in the extreme south of the state of Bahia. The region's economy is fundamentally based on agriculture, livestock and the pulp industry, and tourism has recently developed. Both the city of Caravelas and the cityof Texeira de Freitas have an area of influence over the district Jacareí Jacareí is a city of the metropolitan region of the Paraíba Valley and North Coast, in the state of São Paulo, to the east of the capital, distant about 80 km. The city counts on several industries installed and the urban growth is mainly due to the installation of the textile factories in the first decades of the twentieth century and the implementation of the highway SP-66. The site is located in the district of São Silvestre de Jacareí, which has an industrial character Marechal Floriano Marechal Floriano is a city of Espirito Santo and is located on the borders of of BR-262 road, which connects Vitória to Belo Horizonte. The city is 50 km from the capital Vitória. With a population estimated at 16,545 inhabitants, the city has as main economic activities the activities of the primary sector, such as poultry coffee cultivation and olericulture. The site is located in the district of Araguaia that has tourism as its main activity. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 58 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Peruíbe Peruíbe is located in the south of the state of São Paulo, in the metropolitan region of Baixada Santista. The area is recognized by beaches and ecological and rural tourism and has an estimated population of 66,572 inhabitants. The property, of an urban character, is located in the city of Peruíbe, near Luciano de Bona Avenue, which connects to BR 101 road. Rio de Janeiro The property is located in the neighborhood of Engenho Novo, inserted in the North Zone of the city of Rio de Janeiro. It is a neighborhood that is economically stagnant because it suffers from the lack of investment in the area, which has several structural problems, such as violence and degraded landscape. São Mateus São Mateus is a city located on the coast of Espírito Santo and is bordered on the north by Conceição da Barra. The state capital is 215 km from the municipality. With a population of about 128,500, it is notable for its strong tourist appeal, both historical and seasonal, such as Carnival. In addition to the tertiary sector, the primary sector plays an important role in São Mateus' economy. Most of its territory is in rural areas, however, the sites are located in the city. Taubaté The city of Taubaté is located in the interior of the state of São Paulo, in the Paraíba Valley region, 130 km from the state capital. With a population estimated at 308,000 inhabitants, the city was one of the first to be industrialized in the country with the establishment of one of the main industries of the weaving industry in the world. In the 70's the city started to attract several industries, mainly the automobile industry. In addition, the city is the second largest commercial center in the Vale Paraíba region. Taubaté has an exceptional geographical position, being in the axis of circulation between São Paulo, Rio de Janeiro and Minas Gerais, centers of greater productivity and greater population concentration of the country. The site is located in rural area, near the city of Caçapava do Sul. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 59 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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7 Appendix
e. Real Estate Properties Assumptions | Urban Properties

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2 Macroeconomic Analysis
3 Sector Analysis
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5 Valuation of Shareholder ...
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Três Lagoas

Três Lagoas is a Brazilian city in the Midwest region , located in the state of Mato Grosso do Sul and 326 km from the capital, Campo Grande.

The main economic activity of the city is livestock. However, the industrial and tourism sector also stand out.

It is in Três Lagoas that the largest and latest Fibria production line, Horizonte 2, is located. Its surroundings are rural and 30 km from the city center.

* We emphasize that the lands located in Aparecida do Taboado - MS, Helvécia - BA and some land located in Aracruz - ES and Três Lagoas - MS were considered as rural lands and therefore, the market value estimate followed the guidelines described in Appendix F.

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f. Real Estate Properties Assumptions | Agricultural Properties (Land)

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- The rural properties belonging to Fibria are located in the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Rio de Janeiro and Rio Grande do Sul.
- Valuation was carried out at the cluster level, for the base date 03/31/2018, considering the areas (ha) and the agronomic characteristics of each property, sent by the Administration, and the regional particularities through the market research that we carry out.
- The clusters were determined following a pattern of maximum distance in kilometers per State. After this first grouping, the resulting groups were subdivided by the distance between the matrices, through the computational methodology "K-means". In this methodology, a group of N samples is divided into K groups, where each sample is separated to maintain the lowest possible average distance in all groups. Define the number K of groups so that it is the smallest possible value so that the maximum distance of all groups obeys the maximum allowed distance determined based on the State.

State	Abrev.	Radius (Km)
São Paulo	SP	30
Espírito Santo	ES	50
Minas Gerais	MG	50
Bahia	BA	100
Mato Grosso do Sul	MS	30
Rio de Janeiro	RJ	50
Rio Grande do Sul	RS	100

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10 July 2018 1 Executive Summary 3 Sector Analysis 5 Valuation of Shareholder ... As previously mentioned, adjustment factors were applied in order to consider the difference between the comparatives and the analyzed clusters. The grades attributed to each of the factors are shown below: Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 62 de 65 Water Factor High rainfall index 1,00 Average rainfall index 0,90 Low rainfall index 0,80 Soil Texture Factor Very Clay 1,00 Clay 0,90 Average 0,80 Siltoso 0,70 Sandy 0,60 Access Factor Paved road with double lane 1,00 Paved road with single lane 0,90 Rural road in good conditions 0,80 Rural road in bad conditions on rainy season 0,70 Rural road in bad conditions 0,60 Occupation of Soil Factor Agriculture 1,00 Reforestation 0,90 Pastures 0,80 Native Forests or Reservation 0,70 Topography Factor Flat 1,00 Slightly Wavy 0,90 Wavy 0,80 Very Wavy 0,70 Offer /Sale Factor Transaction 1,00 Opinion 1,00 Offer 0,90 7 AppendixDashboard6 Exhibits f. Real Estate Properties Assumptions | Agricultural Properties2 Macroeconomic Analysis (Land)4 The Company and the ... 7 Appendix

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f. Real Estate Properties Assumptions | Agricultural Properties (Land)

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
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7 Appendix

Region: São Paulo

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1340 mm and the average annual temperature is 18.5 ° C.

Vegetation: The state of São Paulo is inserted in the Cerrado and Atlantic Forest biomes.

Soil Classes: The main soil class in the producing regions of São Paulo are Red Latosol, Red Yellow Latosol, Red Argisol and Red Yellow Argisol. Clusters: from C SP 1 to C SP 21.

Region: Espírito Santo

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall is 620 mm and the average annual temperature is 22.0 ° C.

Vegetation: the Holy Spirit is in its totality in the Atlantic Forest biome.

Soil Classes: The main soil class in the producing regions of Espírito Santo are Yellow Argissolo, Yellow Red Argissolo, Yellow Red Latosol, and Hapless Cambisol.

Clusters: from C ES 1 to C ES 6.

Region: Minas Gerais

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall varies from 750 to 1800 mm and the average annual temperature is 22.0 ° C.

Vegetation: Minas Gerais has two predominant types of vegetion in the Cerrado and Atlantic forest

Soil Classes: The main soil class in the producing regions of Minas Gerais are Red Argissolo, Red Argissolo, Red Latosol, Red Yellow Latosol, and Hapless Cambisol.

Clusters: from C MG 1 to C MG 4.

Region: Bahia

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 846 mm and the average annual temperature is 27.8 ° C.

Vegetation: Bahia has three types of vegetation, being swamp, rainforest and closed forest.

Soil Classes: The main soil class in the producing regions of Bahia are Yellow Latosol and Yellow Red Latosol.

Clusters: from C BA 1 to C BA 3.

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1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Region: Mato Grosso do Sul

Topography: the region presents flat and slightly undulating topography in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1241 mm and the average annual temperature is 24.2 ° C.

Vegetation: Mato Grosso do Sul has three types of vegetation, Cerrado, humid tropical forest, and wetland.

Soil Classes: The main soil class in the producing regions of Mato Grosso do Sul is the Red Latosol.

Clusters: from C MS 1 to C MS 5.

Region: Rio de Janeiro

Topography: the region presents slightlyundulated topography in the producing regions.

Climate: The annual rainfall average is 1488 mm and the average annual temperature is 21.8 °c.

Vegetation: The state is in the Atlantic forest.

Soil Classes: The main class of soil in the producing regions of Rio de Janeiro is the red-yellow latosol.

Cluster: C RJ 1.

Region: Rio Grande do Sul

Topography: The region presents a flat and lightly undulated topography in the producing regions.

Climate: The annual rainfall average is 1533 mm and the average annual temperature is 17.4 °c.

Vegetation: The Rio Grande do Sul is inserted in the Pampas.

Soil classes: The main soil classes in the producing regions of Rio Grande do Sul are red-yellow upper, Planossolo Hidromórfico and Neossolo Litólico.

Clusters: C Rs 1 and C Rs 2.

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Suzano Papel e Celulose S.A. Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 10 July 2018

10 July 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brazil 01452-919 Valuation of Shareholder’s Equity at Market Prices of Suzano Papel e Celulose S.A. July 10, 2018 As requested, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the appraisal report of the Shareholders' Equity at market prices of Suzano Papel e Celulose SA ("Suzano" or "Company"), as of March 31, 2018 (the "base date"), . We understand that Suzano will use this report only as a basis for calculating the replacement ratio of the shares of Eucalipto Holding SA ("Eucalipto") for Suzano shares, as provided for in article 264 of Law 6,404 / 76, ("S. As. "), In the context of the transaction (" Transaction ") of the combination of the operations of Suzano and Fibria Celulose SA (" Fibria "). Eucalipto is a subsidiary of Suzano, which at the base date had only the cash assets in the amount of R $ 200.00 (two hundred Reais), which will be used in the corporate reorganization to enable the Transaction. As part of the Transaction, Eucalipto will incorporate all of Fibria's shares and will subsequently be merged into Suzano, with its consequent extinction. In this context, our estimate of value should not be considered as an investment advice or recommendation or any transaction involving the Company's capital, fairness, or used for financing / raising funds, as well as any other purpose except as described above . This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions that involved calculating the estimate of Shareholders' Equity at Suzano's market prices. We emphasize that we did not investigate independently, nor was any audit process applied to the information provided by Suzano, notably the Balance Sheet of the base date. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Fibria and Suzano is not permitted. In this way, it should be noted that for this exercise, public information, made available on the Suzano website, was taken into account, complemented by some specific data shared by Suzano's management ("Administration"), limited to non-competitive information. We assume that the management of Suzano consistently analyzed the factors presented herein, and did not omit any relevant information, which could significantly impact the results of our work. Thank you for the opportunity to collaborate with Suzano. If you have any questions or require additional information, please contact Ms. Andrea Fuga or Ms. Roberta Tedesco at +55 (11) 2573 5639. Regards, Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Andrea Fuga Partner of Valuation Roberta Tedesco Executive Director of Valuation Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 2 of 59

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Dashboard Executive Summary 1 Macroeconomic Analysis 2 Sector Analysis 3 Page 4 Page 5 Page 8 Page 10 The and 4 Company Valuation of Exhibits Appendix the ... Shareholder 5 ... 6 7 Page 16 Page 21 Page 30 Page 39 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 3 of 59 DashboardDashboard6 Exhibits Table of Contents2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis R$ 12.5 bi R$ 3.8 bi R$ 16.2 bi Equity book value Adjustments Equity at market prices R$ 16.4 bi R$ 6.0 bi R$ 22.4 bi Fixed assets book value Adjustments Fixed assets fair value R$ 12.6 R$ 1.2 bi R$ 13.8 bi Loans and financing Adjustments Loans and financing fair value R$ 3.4 bi - R$ 3.4 bi Cash and financial applications Adjustments Cash and financial applications fair value R$ 4.6 bi - R$ 4.6 bi Biological assets Adjustments Biological assets fair value R$ 3.7 bi R$ 0.3 bi R$ 4.0 bi Accounts receivable and inventory Adjustments Accounts receivable and inventory fair value R$ 1.9 bi (R$ 0.8) bi R$ 1.0 bi Net deferred taxes Adjustments Deferred taxes fair value Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 4 of 59 Main Assets and Liabilities at Market Value DashboardDashboard6 Exhibits Highlights2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

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1 Executive Summary
Executive Summary

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7 Appendix

Objective

- Suzano is the second largest global producer of eucalyptus pulp and the largest producer of domestic paper in Latin America.
- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the company exports pulp to more than 35 countries.
- In March 2018, Suzano and Fibria announced the combination of their business, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The objective of this work is to evaluate Suzano's Shareholders' Equity at the base date of March 31, 2018, in order to base the calculation of the replacement ratio of Fibria's shares for Suzano shares, as provided for in article 264 of the Brazilian Corporate Law

Scope of Work

- Discussions with Suzano executives and employees;
- Obtaining Suzano's historical accounting, operating and financial data;
- Analysis of the market in which the Company is inserted;
- Individual valuation of relevant assets and liabilities, recorded in the Company's equity position on the base date, at market value, according to the methodologies described in this report.

It should be noted that this work does not contemplate changes in the external or internal environments in which Suzano operates, besides those to be explained in this report.

General Assumptions

- The value of Shareholders' Equity at Market Prices is defined by CVM Instruction 436 as the amount calculated based on the sale or settlement of the assets and separately payable under the following conditions:
  a) the market value must correspond to the value expressed in cash or equivalent by which the property (or any other asset or liability) could be exchanged between a prone buyer and a prone seller, with reasonable knowledge of both and no compulsion to buy or sell by one or both; and
  b) the value of the assets shall be valued by reference to market prices under orderly settlement conditions or "cash equivalents", ie, no account shall be taken of the winding-up amount under forced sales conditions at any cost. "
- The Balance Sheet used was the Consolidated version, dated March 31, 2018, as published in the ITR (Quarterly Information) of the Company.
- Base date: March 31, 2018
- Currency: Reais (BRL) in nominal terms
- Relevance: Only items representing more than 1% of total asset value were adjusted.

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10 July 2018 7 Appendix 3 Sector Analysis (=) Equity Book Value 12,458 (+) Credit Adjustment to Equity 6,067 (-) Debit Adjustment to Equity (344) (+/-) IR/CS Adjustments (1,946) (=) Market Value of Equity 16,235 Source: EY Conclusion Based on the information received and the work performed, our valuation resulted in an estimate of Suzano's Shareholder Equity at market prices of approximately BRL 16,235 million, as of the base date of March 31, 2018. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 7 of 59 Composition of Adjustments(R$ millions) Equity Before and After Adjustments (R$ millions) 1 Executive SummaryDashboard6 Exhibits Estimation of Value2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 1 Executive Summary

10 July 2018 2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 8 of 59

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2 Macroeconomic Analysis
Macroeconomic Analysis

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IPCA Historic and Projected


10.7%
6.4%
6.3%
2.9%
3.6%
4.1% 4.0% 4.0% 3.9% 3.9% 3.9% 3.9% 3.9% 3.9% 3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected


2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

Source: Banco Central do Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

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10 July 2018 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 10 of 59

10 July 2018

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3 Sector Analysis
Global Cellulose and Pulp Market

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States 48.5
Brazil 18.8
Canada 17.0
China 16.8
Switzerland 11.1
Finland 10.3
Japan 8.7
Russsia 8.0
Indonesia 6.8
Chile 5.1

Productivity of the forests by country (m³/ha/year)


Canada 5 3
Baltic countries 6 5
Scandanavia 6 5
Russia 6 5
US 10 13
Mozambique 25 11
China 28 21
Brazil 36 31
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

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3 Sector Analysis
Cellulose in Brazil

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Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of planted forests certified, covering 6.4 million hectares. In order to promote economic activities and guarantee supplies to local industries, in July 2017, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, offering a concession of 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is explained, among others, by natural factors such as abundance of land and favorable climatic conditions / soil for planting eucalyptus trees (72.3% of the total area planted).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 12 of 59

10 July 2018

3 Sector Analysis
Cellulose in Brazil

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- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%) and Bahia (10.8% %). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Outros - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

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Production of cellulose in Brazil (thousands of tons)


5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)


14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ Mi)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%, the highest annual growth comparing only the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, the growth was 61.9%, with output jumping from 12.0 to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, up 13.0% on the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantation in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million tons to 13.9 million tons. The value of exports increased even more significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this movement were the prices practiced in the international market combined with the devaluation of Real, which positively influenced the competitiveness of the Brazilian product. The growth in Chinese and US demand for Brazilian pulp also ensured maintenance levels of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

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10 July 2018 1 Executive Summary 7 Appendix Exports of pulp are projected to increase at a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and the start-up of new plants, especially in China. Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during this period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value products aggregate. Domestic pulp consumption in 2017 grew 1.6% from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic Projection of importation of cellulose in Brazil (US$ millions) demand corresponds to 33.0% of production, with 94.0% domestic production and only 6.0% from other countries. coming from Source: EMIS Apparent consumption of cellulose in Brazil (thousands of tons) Source: Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 15 of 59 3 Sector AnalysisDashboard6 Exhibits Cellulose in Brazil2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 3 Sector Analysis

10 July 2018 4 The Company and the Transaction Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 16 of 59

10 July 2018

4 The Company and the Transaction
General Vision of the Company

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Suzano

- Founded 94 years ago by a Ukrainian immigrant named Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano has also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin petroleum products in high value-added applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão

Source: Site Suzano

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 18 of 59 Suzano 4 The Company and the TransactionDashboard6 Exhibits General Vision of the Company2 Macroeconomic Analysis 5 Valuation of Shareholder ... 4 The Company and the ...

10 July 2018

4 The Company and the Transaction
General Vision of the Company

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7 Appendix

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., and was then consolidated and formalized as a company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning.

Global Presence:



Source: Site Fibria

Timeline:

2009	Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
2010	Fibria enters the New Market of BM&F Bovespa (actual B3)
2012	Fibria affirms their strategy with the Canadian company Ensyn
2015	Approval of the expansion project Horizonte 2, in Três Lagoras - MS
2017	Fibria iniciates operations for the project Horizonte 2
2018	Suzano announces corporate reorganization with Fibria

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10 July 2018

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4 The Company and the Transaction

Transaction Description

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million of new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third party), with assets in Brazil and abroad. In total there will be 11 industrial units, reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controllers of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, it will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval of the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil.

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibria Celulose S.A

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10 July 2018 5 Valuation of Shareholder Equity at Market Prices Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 21 of 59

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 22 of 59 Main Assumptions: [a] Cash and cash equivalents: cash or cash equivalents, represented by national currencies and includes balances of accounts invested abroad. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, cash and cash equivalents are considered financial instruments and are presented in the balance sheet at their fair value. [b] Financial Investments: consists of investments in Investment Funds that allocate resources in fixed income instruments, diversified between securities of private institutions and public securities. And Bank Deposit Certificates. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, Financial Investments are considered financial instruments and are presented in the balance sheet at their fair value. [c] Accounts receivable: consists of customers in the country, overseas customers, related parties and PDD. Adjustment criteria: There were no adjustments made to the account. Due to the adoption of IFRS 9, the Company disclosed the fair value of Accounts Receivable in note, which shows that the value of the amortized cost (accounting) is equal to the estimated fair value. [d] Inventory: consists of finished products, products in preparation, raw materials, warehouse, advance to suppliers. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Assets2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 23 of 59 Main Assumptions: The adjustment to market prices of inventories considered only the adjustment of the finished products, since they represented 47% of the book value, and that the other relevant account, raw materials (31% of book value) is already measured at fair value in the cutting time. The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. Inventory turnover was estimated based on the days of the finished product stock in relation to operating costs on the base date. For more details see Annex 2. [e] Recoverable Taxes: are composed of IRPJ and CSLL of prepayments and withholding taxes, PIS / COFINS on acquisition of fixed assets, PIS / COFINS on other operations, ICMS on acquisition of fixed assets, ICMS on other operations, Other taxes and contributions and Provision for ICMS credit discount. Adjustment criteria: the expected amount of taxes recoverable for the next 4 years was brought to present value, according to the schedule estimated by the Administration and by the average Selic rate expected for the same period. For more details see Annex 3. [f] Unrealized gains on derivative transactions: instruments contracted with hedge strategy. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, derivative financial instruments are considered financial instruments and are presented in the balance sheet as fair value. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Assets2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 24 of 59 Main Assumptions: g] Other accounts receivable: these are composed of other operating assets. Adjustment criteria: there were no adjustments made to the account, since 82% of the assets that make up the account are expected to be realized in the short term. [h] Advance to suppliers: it is constituted by the development program, whose objective is to develop the regions where Suzano operates. Adjustment criteria: the balance of the account was not updated, due to its low representation (1.0%) against total assets. [i] Non-current Assets Held for Sale: consists of carts and commercial real estate. Adjustment criteria: the balance of the account was not updated due to its low representation (0.04%) in relation to total assets. [j] Deferred Taxes: are composed of tax loss; negative basis and social contribution; operating provisions and for miscellaneous losses; exchange rate variation by cash basis; provisions for contingencies; losses with derivatives; and other temporary differences. Adjustment criteria: the balance of the account was not updated due to its low representation (0.01%) in relation to total assets; [k] Judicial deposits: Judicial deposits in guarantee of taxes and contributions sub judice. Adjustment criteria: the balance of the account was not updated due to its low representation (0.4%) in relation to total assets and due to the fact that, in the majority, these deposits are adjusted by the CDI. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Assets2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018

5 Valuation of Shareholder Equity at Market Prices

Assets

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7 Appendix

Assets (R$ millions)

Ativo		Book Value	% of Assets	Adjustments	Fair Value
[a]	Cash and cash equivalents	2,000	6.7%	-	2,000
[b]	Financial applications	1,392	4.6%	-	1,392
[c]	Accounts receivable with clients	2,389	7.9%	-	2,389
[d]	Inventory	1,321	4.4%	313	1,635
[e]	Recoverable taxes	583	1.9%	(39)	545
[f]	Non-realized gains with derivatives	161	0.5%	-	161
[g]	Other accounts receivable	355	1.2%	-	355
[h]	Advances to suppliers	306	1.0%	-	306
[i]	Non-current assets for sale	11	0.0%	-	11
[j]	Deferred taxes	3	0.0%	-	3
[k]	Judicial deposits	116	0.4%	-	116
[l]	Credit receivables	61	0.2%	-	61
[m]	Biological assets	4,579	15.22%	-	4,579
[n]	Investments	7	0.0%	-	7
[o]	Fixed assets	16,416	54.6%	6,031	22,447
[p]	Intangibles	375	1.2%	(239)	136
Total Assts		30,076	100.0%	6,067	36,143

Main Assumptions:

- **[l] Receivables:** are credits arising from the Company's legal win against the State.
  - Adjustment criteria: the balance of the account was not updated, due to its low representation (0.2%) in relation to total assets.
- **[m] Biological assets**: these are substantially composed of reforestation eucalyptus forests used to supply wood to pulp and paper mills.
  - Adjustment criteria: There were no adjustments made to the account. In accordance with IAS 41, the biological assets presented in the balance sheet are measured at fair value.
- **[n] Investments**: consists of subsidiaries and joint operations.
  - Adjustment criteria: the account balance was not updated due to its low representation (0.02%) in relation to total assets.
- **[o] Fixed assets**: consists of land and farms; buildings; machines and equipment; Construction in progress; and other assets.
  - Adjustment criteria: the fair value of these assets was estimated through a specific evaluation. The list of assets evaluated, methodologies and results are presented in Annex 5.
- **[p] Intangible assets:** consists of the goodwill Vale Florestar, Paineiras Logísticas and Facepa; brands and patents; softwares; and research and development agreement.
  - Criterion: the total amount of goodwill was written off because they did not individually have market value. The other values, because of low relevance, were not adjusted. For more details, see Annex 4.

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 26 of 59 Main Assumptions: [q] Social and labor obligations: consists of accounts payable and provisions for 13th salary, vacation and other items. Adjustment criteria: the balance of the account was not updated, due to its low representativeness (0.5%) in relation to total liabilities and the short term of realization of the items. [r] Suppliers: consists of accounts payable in local currency and accounts payable in foreign currency. Adjustment criteria: There were no adjustments made to the account. Due to the adoption of IFRS 9, the Company disclosed the fair value of Suppliers in note, where it shows that the value of the amortized cost (accounting) is equal to the estimated fair value. [s] Tax Obligations: consists of taxes payable. Adjustment criteria: the account balance was not updated, due to its low representation (0.6%) against total liabilities. [t] Loans and financing: these are composed of loans made in national and foreign currency with BNDES, FNE-BNB, FINEP, and others. Adjustment criteria: The fair value adopted was that disclosed by Suzano in the financial statements of the base date. According to the notes to the financial statements, the estimate of the fair value of the financial liabilities related to the loans, whose accounting balances are measured at amortized cost, is calculated through the present value, using the market projection for fixed rates and prevailing contractual data for fixed rate securities, brought to present value at the current market rate. The fair value of loans and financing is classified in Level 2 in the fair value hierarchy Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 27 of 59 Main Assumptions: [u] Dividends payable: these are dividends already allocated to shareholders Adjustment criteria: the account balance was not updated, due to its low representation (0.6%) against total liabilities. [v] Unrealized losses on derivative transactions: instruments contracted with hedging strategy. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, unrealized losses on derivative transactions are considered financial instruments and are presented in the balance sheet at their fair value. [w] Other accounts payable: are composed of a provision for profits; benefits to employees; provision of inputs for forest formation; other bills to pay; and other obligations. Adjustment criteria: partial written of the amount paid in PCH Mucuri acquisition not attributed to assets and liabilities and waiting to PPA Report conclusion. For the other account balance here were no adjustments made to the account balance due to the composition and nature of the assets. About 72% of the total value of this liability is represented by accounts that will be realized in the short term. [x] Commitments with acquisition of assets: consists of Certified Real Estate Receivables; acquisition of Vale Florestar Fundo de Investimento em Participações; and Paper Factory of the Amazon. Adjustment criteria: the fair value adopted was that disclosed by Suzano in the Notes to the Financial Statements of the base date, as a result of the adoption of IFRS 9. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 28 of 59 Main Assumptions: [y] Advances from customers: consists of contracts for the future sale of finished products, backed by performance sales transactions, recorded in the short term. Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [z] Deferred taxes: Deferred taxes are stated at their net value. The asset balance consists mainly of tax loss carryforwards, negative basis of social contribution and miscellaneous provisions. In liabilities, the main amounts refer to attributed cost and accelerated depreciation adjustments. Adjustment criteria - the amount of tax credits was brought to present value, based on the schedule of realizations estimated by the Administration. The amounts of liabilities related to attributed cost and accelerated depreciation were brought to present value based on the estimated remaining useful life of the assets that generated such differences. Adjustments to present value were made through the average Selic rate expected for the same period. For more details see Annex 5. [aa] Deferred Income Tax - Adjustments at Market Prices: Deferred Income Tax. Calculated considering the regulatory rate of 34% of IR & CSLL on all adjustments at market price. [ab] Provision for contingencies: it is composed of tax, social security, labor and civil lawsuits. Adjustment criteria: it was considered, in addition to the book value, the recognition of 10.0% of the contingencies classified as possible. For more details see Annex 6. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 29 of 59 Main Assumptions: [ac] Provision for actuarial liabilities: consists of the cost of medical care and 80.0% of life insurance for former employees who retired until 2004 and who did not opt for the complementary pension plan offered by the Company. Adjustment criteria: the balance of the account has not been updated, since this liability is already measured at fair value. [ad] Stock-based compensation plan: consists of two programs of stock-based compensation plans: the Phantom Stock Plan and the stock appreciation Plan. Both paid in cash. Adjustment criteria: the account balance was not updated due to its low representation (0.2%) against total liabilities. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

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10 July 2018

6 Exhibits

Exhibit 1 – Balance Sheet

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Ativo		Book Value	% of Assets	Adjustments	Fair Value
[a]	Cash and cash equivalents	2,000	6.7%	-	2,000
[b]	Financial applications	1,392	4.6%	-	1,392
[c]	Accounts receivable with clients	2,389	7.9%	-	2,389
[d]	Inventory	1,321	4.4%	313	1,635
[e]	Recoverable taxes	583	1.9%	(39)	545
[f]	Non-realized gains with derivatives	161	0.5%	-	161
[g]	Other accounts receivable	355	1.2%	-	355
[h]	Advances to suppliers	306	1.0%	-	306
[i]	Non-current assets for sale	11	0.0%	-	11
[j]	Deferred taxes	3	0.0%	-	3
[k]	Judicial deposits	116	0.4%	-	116
[l]	Credit receivables	61	0.2%	-	61
[m]	Biological assets	4,579	15.22%	-	4,579
[n]	Investments	7	0.0%	-	7
[o]	Fixed assets	16,416	54.6%	6,031	22,447
[p]	Intangibles	375	1.2%	(239)	136
Total Assts		30,076	100.0%	6,067	36,143

Liabilities		Book Value	% of Liabilites	Adjustments	Fair Value
[q]	Workers and social obligations	155	0.5%	-	155
[r]	Suppliers	601	2.0%	-	601
[s]	Fiscal obligations	186	0.6%	-	186
[t]	Loans and financing	12,646	42.0%	1,195	13,841
[u]	Dividends payable	182	0.6%	-	182
[v]	Non-realized losses with dividends	100	0.3%	-	100
[w]	Other accounts payable	430	1.4%	(108)	322
[x]	Asset acquistion commitments	635	2.1%	(49)	586
[y]	Advances to clients	92	0.3%	-	92
[z]	Deferred taxes	1,857	6.2%	(810)	1,047
[aa]	Deferred tax liability- adjusted to market price	-	0.0%	1,946	1,946
[ab]	Contingency provision	321	1.1%	116	438
[ac]	Provision for actuarial liabilities	354	1.2%	-	354
[ad]	Share-based compensation plan	51	0.2%	-	51
Total Liabilities		17,610	58.6%	2,290	19,900
	Social Capital	6,242	20.8%	-	6,242
	Capital Reserves	162	0.5%	-	162
	Retained Earnings	2,928	9.7%	-	2,928
	Adjustment of Equity Valuation	2,296	7.6%	-	2,296
	Other comprehensive income	-	0.0%	-	-
	Net Income of the period	830	2.8%	-	830
Shareholder's Equity		12,458	41.4%	3,777	16,235
	Participation of non-controlling shareholders	9	0.0%		9
Total Liabilities		30,076	100.0%	6,067	36,143

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 31 of 59

10 July 2018

6 Exhibits
Exhibit 2 – Valuation: Inventory

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Finished Goods Inventory	(in BRL millions)
Book Value (March 31, 2018)	1,321
Fair value adjustment	313
Fair value of finished goods inventory	**1,635**

Main assumptions:

We identified that the relevant values in intenvory on the base date refer to the stock of raw materials (29%) and inventory of finished products (63%). Since the main raw material, wood, is treated at fair value at the time of cutting, it was agreed with the Administration that fair value adjustments would consider only the finished products. For the adjustment of finished products, the inventory of pulp and wood, separately

Book Value of Inventory (BRL millions)	
Raw materials	413
Work in progress	63
Finished Goods - Cellulose	341
Finished Goods - Paper	264
Finished Goods – Consumer Products	13
Warehouse	197
Pending imports	30
Total	**1,321**

The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. For the margin estimate, we used the results made in 2017 to eliminate the effects of seasonality in the first quarter of 2018, as quoted in the company's financial statements.

Sale price:

The value of the inventory based on the selling price was estimated considering that 2017 the costs of the merchandise sold represented 56.7% of the net revenue for the pulp segment and 70.1% for the paper segment.

Selling expenses:

Expenses that reflect the activities involved for the sale of products, including sales staff, commissions and freight. On the base date, selling expenses represented 2.4% and 7.4% of net revenue, respectively, for the pulp and paper segments.

Margin on sales activity:

The segment's operating margins were 41.8% and 9.1% for pulp and paper, which implies mark-ups applicable to costs and expenses of 71.8% and 10.0%. We consider this mark-up to be equally applicable to all costs and expenses of the Company.

Cost of keeping goods in stock:

Calculated based on the weighted cost of Suzano's debt, 7.9% a. a., and the average permanence of the products in stock.

The inventory turnover was estimated based on the days of the stock of finished products in relation to CMV. The stock turnover of finished products was estimated at 11.5x and 9.6x, or permanence of about 32 and 38 days respectively for pulp and paper.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 32 of 59

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Recommendation of Value As of the reference date and based on the parameters and assumptions mentioned above, our recommendation for the fair Cellulose Inventory Sales price Commercial expenses Sales margin 341 2.4% 14 ÷ × × 56.7% 100.0% 71.8% = = = 601 (14) (10) value of the inventory is BRL 1,635 millions, increment of inventory value of BRL 313 millions. generating an 601 × Cost to maintain inventory 341 × 7.9% ÷ 11.5x = (2) Fair Value (BRL millions) 574 Step-up 233 Paper Inventory Sales price Commercial Expenses Sales margin 264 7.4% 28 ÷ × × 70.1% 100.0% 10.0% = = = 377 (28) (3) 377 × Cost to maintain inventory 264 × 7.9% ÷ 9.6X = (2) Fair Value (BRL millions) 344 Step up 80 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 33 of 59 6 ExhibitsDashboard Exhibit 2 – Valuation: Inventory2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 6 Exhibits

10 July 2018

6 Exhibits

Exhibit 3 – Valuation: Recoverable Taxes

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Recoverable taxes	(in BRL millions)
Book Value (March 31, 2018)	583
Fair value adjustment	(39)
Fair value of taxes to recover	**545**

Main assumptions:

The recoverable tax account is composed of withholding taxes and prepayments of IRPJ and CSLL taxes, ICMS recoverable, credits of the program reimburses, PIS and COFINS to be recovered and Provision for loss on ICMS credits. Suzano's management estimated the amount to be recovered between 2018 and 2021. For the measurement of the fair value of recoverable taxes, the amount estimated for the next 4 years was brought to present value, by means of the average Selic rate expected for the same period.

	2018	2019	2020	2021
Recoverable taxes	323	123	118	20
Discount factor	0,97	0,92	0,86	0,80
Present value of recoverable taxes	315	113	101	16
Fair Value (rounded)				**545**

Recomendation of value

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of recoverable taxes is BRL 545 millions, generating a reduction of BRL 39 million worth

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 34 of 59

10 July 2018

6 Exhibits

Exhibit 4 – Intangibles

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1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Intangibles (in BRL millions)	Book Value	Fair Value
Goodwill	239	0
Assets with indefinite useful lives	1	1
Trademarks and Patents	1	1
Software	61	61
Research and development agreement	73	73
Total	**375**	**136**

Main assumptions:

The composition of the intangible asset account is presented above.

For the goodwill related to the future profitability of Vale Florestar, Paineiras Logística and Facepa, due to the methodology of calculation of Shareholders' Equity at market prices, which considers the assets individually, and due to the fact that the goodwill for future profitability does not have individually market, this asset has been written off. It should be noted, however, that this goodwill has part of its value reflected in the market price adjustment of the assets of these units, recorded in Suzano's consolidated balance sheet.

The remaining items were not adjusted due to their low relevance to the Company's total assets.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 35 of 59**

10 July 2018

6 Exhibits

Exhibit 5 – Valuation: Tangible Assets

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

Class	NBV[1]	Adjusts	Market Value
Real Property			
Buildings and improvements	1.667.610	923.759	2.591.369
Land	42.068	165.262	207.330
Subtotal	**1.709.678**	**1.089.021**	**2.798.699**
Agricultural Properties			
Land	4.470.817	609.518	5.080.653
Rural Improvements[2]	79.131	(68)	79.063
Third Party Improvements[3]	64.031	(64.031)	-
Subtotal	**4.613.979**	**545.419**	**5.159.716**
Personal Property			
Machinery and Equipment	8.954.762	4.258.224	13.212.986
Tractors	105.934	66.005	171.939
Installation	63.689	114.105	177.794
Vehicles	46.302	41.563	87.865
Computer Equipment	15.557	3.610	19.167
Furniture & fixtures	15.179	9.692	24.870
Agricultural Equipment	6.149	6.447	12.596
Subtotal	**9.207.571**	**4.499.646**	**13.707.217**
Other costs			
Construction in progress	550.747	-	550.747
Work of art	68	-	68
Subtotal	**550.815**	**-**	**550.815**
***Facepa and PCH Mucuri*[4]**	**279.430**	**(48.559)**	**230.871**
Excluded[5]	**54.076**	**(54.076)**	**-**
Total	**16.415.548**	**6.031.451**	**22.447.317**

Footnotes:

[1] The Netbook Value (NBV) was included for illustrative purposes only and reconciles with the amount reported in the balance sheet and in the Fixed Assets register list was provided by Suzano, on the valuation date March, 31st.

[2] The class of Rural Improvements includes all improvements related to the farms owned by Suzano.

[3] The class of third parties improvements contemplates the improvements made by Suzano outside farm areas, for example improvements made in nearby cities (college, health center, etc).

[4] Refers to the fixed assets register of *Facepa* and *PCH Mucuri*, companies acquired in 2018. The market value of these assets was based on amounts provided by Management as preliminary market values to be allocated in the PPA process of these Acquisitions.

[5] Excluded items refer to intangible assets, items with costs less than zero, inventory of raw materials and differences related to taxes, and / or accounting reconciliation.

NBV: Netbook Value

The information about the classes listed above, assumptions and methodologies used can be found in Appendix B, C, D, E and F of this report.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 36 of 59

10 July 2018

6 Exhibits
Exhibit 5 – Valuation: Deferred Taxes

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Deferred taxes	(in BRL millions)
Book Value (March 31, 2018)	1.857
Fair value adjustment	(810)
Fair value of deferred taxes	**1.047**

Main assumptions:

The composition of the Deferred Taxes account is shown to the side.

The management of Suzano made available the expectation of realization of the credits related to tax losses and the negative basis of social contribution and temporary differences, based on projections of future taxable income, as shown below

For the measurement of the fair value of these credits, the estimated amount was brought to present value, by means of the average Selic rate expected for the same period.

BRL millions	2018	2019	2020	2021	2022	2023	2024-2027	Total
Deferred credits	286	370	157	31	95	7	108	**1,055**
Discount factor	0.97	0.92	0.86	0.80	0.75	0.70	0.59	
Present value of deferre	279	339	135	25	72	5	64	**919**

For deferred liabilities:

The tax benefit of unamortized goodwill has been written off in light of the nature of the liability and its non-realization in the context of the assessment;

The attributed cost adjustment and the accelerated depreciation incentive were measured at fair value considering the annual realization amount through the average depreciation of the machines and equipment, brought to present value through the average of the expected Selic rate, for the estimated remaining life period of 10.5 years and 12.5 years, respectively.

Recomendation of value

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of deferred taxes is BRL 1.047 millions, generating a reduction of BRL 810 million

BRL millions	Book Value	Fair Value
Tax loss	512	
Negative base of social contribution	8	
Contingency provisions	105	
Diverse provisions	215	
Currency variation (cash basis)	90	
Loses with derivatives	-3	
Other temporary differences	128	
Deferred asset	**1,055**	**919**
Goodwill - tax benefit from non-amortized goodwill	11	
Fixed assets - attributed cost adjustment	1,590	1071
Biological Assets - fair value	102	102
Depreciation	1,186	769
Gains with derivatives	18	18
Other temporary differences	3	3
Deferred liability	**2,910**	**1,963**
Total non-current assets	**3**	**3**
Total non-current liabilities	**1,857**	**1,047**

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 37 of 59**

10 July 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

6 Exhibits

Exhibit 6 – Valuation: Provision for Contingencies

Possible Contingent Liabilities*	(in BRL millions)	
Fiscal contingencies	1.046	1.046
Civil contingencies	17	17
Contingencies with workers	102	102
% probability of possible actions	*10.0%*	*50.0%*
Fair value of contingent liabilities (rounded)	**116**	**582**

(*) Amounts disclosed in the financial statements as of December 31, 2017. In the statements for Q1 2018, the Management reports that there were no material changes in the lawsuits in progress.

Main assumption:

As discussed with the Administration, the contingent liabilities were valued at fair value for purposes of the work performed.

The Company accounts for the full amount of the lawsuits considered as probable loss by its lawyers. We have maintained this criterion.

The Company is a party to the tax liability in cases where the likelihood of loss is considered possible (with a probability of loss estimated by the lawyers between 10% and 49%), in the total amount of R $ 1,165 million, for which there is no provision made. For these causes the criterion of recognition of 10% of the par value of the shares was adopted.

Since the contingencies with probability of loss considered remote are not disclosed by the Company, no value was assigned to them.

Recommendation of value

Our recommendation for the fair value of possible contingent liabilities is BRL 116 million.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 38 of 59**

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 I Page 39 of 59

10 July 2018 1 Executive Summary 3 Sector Analysis 1. Our analysis is based on information provided by the Company's management. According to the professional practices, the analysis is derived from the application of the Income Approach using the Discounted Cash Flow methodology. 2. In order to achieve the objective of the Valuation of Shareholder’s Equity at Market Price of Suzano, procedures were always applied based on historical, economic and market facts in force on March 31, 2018. 3. The comments presented in this Report were developed by professionals of the EY with information provided by the Administration, as well as external Sources, when indicated. 4. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in Suzano, characterizing their independence. The estimated fees for the execution of this work were not based and have no relation with the results reported here. 5. This work was developed based on information provided by the Company's management, which were considered true, since any type of audit procedure is not part of the scope of this project. Because it has not performed audit procedures, EY can not assume responsibility for the historical information used in this Report. 6. It was part of our work to obtain information with Suzano that we believe to be reliable, being the responsibility for its truthfulness exclusively of the Company's management. 7. No investigations have been carried out on Suzano's title deeds, nor any verification of the existence of liens or encumbrances; 8. EY has no responsibility to update this Award for events and circumstances occurring after the base date. 9. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this Valuation any contingencies that are not registered by Suzano at the base date. 10. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 11. The value per quota was not calculated, nor was any control premium considered in Valuation. Therefore, it was considered that Suzano's estimate of fair value / investment represents 100% of its shares. 12. We have not had the opportunity to expose Suzano's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 13. This Award has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY will not assume any responsibility for any third party nor in case the Award is used outside the stated purpose. 14. Some historical financial information used in our Valuation was derived from audited and / or unaudited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 40 of 59 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis 15. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of the Administration. We understand that the Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 16. Any user of this Report must be aware of the conditions that guided this work, as well as the market and economic situations in Brazil, on the Valuation base date. 17. According to our agreement, prior to the issuance of the Final Report, Suzano will send us a signed representation letter, confirming that it agrees with EY regarding the main assumptions adopted in the Valuation analyzes of the Company. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 41 of 59 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor Personal Property The valuation of the personal property was performed following the standards promulgated by ABNT – Brazilian Association of Technical Standards, NBR 14.653 on its parts: 1 – Procedimentos Gerais – General Procedures; 5 – Máquinas, equipamentos, instalações e bens industriais em geral – Machinery, equipment, installation and general industrial assets; Valuation methodology selection and analysis We considered the cost approach and the methods that comprise this approaches. For the valuation of the personal property, the income approach was considered to be inappropriate and was not applied because individual income streams could not be allocated reasonably and effectively to each of the individual assets. Application of the cost approach Using this method we consider the value associated with installation, freight, engineering and nationalization, when applicable. In applying the cost approach, we first determined current replacement or reproduction cost (RCN) estimates for the assets by the direct and indirect methods, respectively. Estimates of RCN, by definition, include both direct and indirect costs associated with each asset including materials or equipment, freight, installation and commissioning labor. Calculation of the RCN under the direct method The initial step in our cost approach analysis was to develop a complete RCN estimate for the pulp production line, included in the scope of our analysis based on the technical data of equipment and production capacity metrics. Specifically for the pulp production lines, we developed a RCN based on contacting suppliers in order to obtain a turn key estimative, including all engineering, foundation and installation costs. This kind of estimative consists in obtain all the costs related to all machineries, installations, civil construction and all assets used to start a pulp production. As for the paper production lines, we obtained a RCN estimative trough external research, our internal databases, information contained in the assets list, data gathered during our site inspection and detailed information supplied in response to our request forms, also considering engineering, foundation, freight and installations costs, when applicable. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 42 of 59 7 AppendixDashboard6 Anexos b. Personal Property2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor Calculation of the reproduction cost new under the indirect method We have applied the indirect method of the cost approach to valuate the assets that were not valuated by the direct method of the cost approach. Under this method, the reproduction cost new (RCN) for each asset or group of assets was estimated by indexing historical costs recorded in the assets list based on asset type and acquisition date. These costs generally included the base cost of the asset, any additional considerations regarding freight, duty, local delivery, installation and commissioning and indirect costs such as engineering, procurement, construction management and borrowing costs as appropriate and applicable. The price adjustment/index factors used in our analysis were derived from inflation and monetary indices published by Getúlio Vargas Foundation for Brazil trends purposes and inflation. Physical deterioration and obsolescence As some of the assets have been in use over varying periods of time, it is reasonable to assume that an asset’s market value is something less than its replacement or reproduction cost new. Therefore, allowances were made to consider physical deterioration as well as functional and economic obsolescence, as they might apply. Physical deterioration Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relationship between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; The NUL estimations used in the valuation of the personal property were based on discussions with the respective engineering personnel of Suzano, our physical inspections, various published sources, and our experience valuing similar assets. Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the cost approach analysis, we utilized the following physical deterioration curves: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 43 of 59 7 AppendixDashboard6 Anexos b. Personal Property2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018

7 Appendix
b. Personal Property

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

- Iowa-type survivor curves – Derived to measure the economic utility of an asset in relation to its economic life and consider allowances to accruing costs of routine maintenance and general upkeep of the assets. The Iowa curve method is based on a study and research conducted by Iowa State University. This method uses an age-life concept which measures the physical loss in value attributed to a reduction in the quality of a given type of asset remaining in service or use over a given period of time. The period of time is measured from the point at which the unit is first put into use until it is removed from service. In addition, as a consequence of wear and tear, an asset is increasingly more costly to operate over time and accruing maintenance costs result in a decrease in the overall utility of a given asset.

In relation to the assets valuation, we considered the useful life, depreciation method and residual factor indicated in the following table:

Class	NUL (Years)	Depreciation method	Hold Factor
Machinery and Equipment	20	Iowa (R2)	10%
Agricultural Equipment	14	Iowa (R2)	10%
Installations	18	Iowa (R2)	10%
Tractors	10	Linear	10%
Vehicles	10	Linear	30%
Computer Equipment	5	Linear	3%
Furniture and Fixtures	10	Linear	5%

Functional obsolescence

Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Excess capital cost, which is the difference between reproduction and replacement cost, measures the decreased capital investment needed by a replacement asset to produce the same or similar output or product as that of the subject asset. This form of obsolescence is observable in newer technologies and construction costs that are typically less expensive than the current assets. Excess operating costs are based on the assumption that it is less expensive to operate and maintain replacement assets than to utilize the assets currently owned.

Economic obsolescence

Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. Based on our analysis of historical production installed capacities we have not identified any additional economic obsolescence and as such have not made any further adjustments to the personal property with regard to economic obsolescence.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 44 of 59

10 July 2018 1 Sumário Executivo 3 Análise do Setor Real Property The methods and procedures used to perform this engagement were based on the principles and guidelines established in the Brazilian standards published by ABNT - Brazilian Association of Technical Standards, NBR 14.653 in its parts: 1 – Procedimentos Gerais – General Procedures; 2 – Imóveis Urbanos – Urban Real Property; and 3 – Imóveis Rurais – Rural Real Property. According to these regulations, real estate properties can be evaluated based on the income approach method, involutive method, cost approach and the market approach methods, and also by the combination of the last two methods linked to a factor of commercialization. While all of these methods can be considered in the assessment, the type of the assets and the availability of data and information will dictate which method - or methods - will be used to estimate the market value of each asset. Market Approach This methodology is used when there is an active market of real estate properties in the region of the evaluated property and also the possibility of obtaining comparatives with characteristics that are similar to that one. Moreover, this method captures the loss of value of the asset from all the forms of depreciation inherent in it. Specifically in the case of real estate properties, an analysis is made in the real estate market of the region on recent sales or current offers of similar properties (comparative) to the real estate included in the present work. The comparatives obtained from the market are provided by a wide variety of sources, such as: property owners, real estate brokers, real estate agents and / or through public consultation sources. These assumptions are considered as "good and valid". So, this method identifies the market value of an asset trough the technical treatment of attributes of the comparable elements constituents of the sample. In the market approach method by treatment by factors, the homogenization of the comparative sample is performed through factors and criteria for adjusting the differences between the property included in the analysis and the comparative ones, with the subsequent statistical analysis of the homogenized results. The choice of factors to be treated must be made so that they can be identified and analyzed in what way they influence the formation of real estate values. The treatment by factors is applied preferentially in homogeneous samples, that is, with characteristics that are closest possible to the property being evaluated. The adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed as detailed in the next page: Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 45 of 59 7 AppendixDashboard6 Anexos c. Real Property and Agricultural Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018

7 Appendix
c. Real Property and Agricultural Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / RURAL PROPERTIES (RAW LANDS*)

Area Factor	Refers to the influence that different dimensions of a land can reflect in the price of a comparable and subject property.	
Sale / Offer	It is related to comparable' s data source (market offer, realized sale or broker's opinion of value). For comparables which are being offered in the market, a discount is applied on the price due to the elasticity of negotiation often observed in the market. Brazilian Appraisal standard recommend a discount of 10% applied to the listed price.	Offer Sale
Access Factor	Adjustments based on the property quality of access.	3 km from the center 6 km from the center 8 km from the center 10 km from the center
Location Factor	Adjustments based on the value range of properties due to its proximity to the city, industrial centers and proximity to highways. In our research we considered the river.	Great Good Regular Bad
Topography Factor Real Property	It is based on the topography, when there is a difference between the subject property and the comparable.	Flat Declivity up to 5% Declivity from 5 a 10% Declivity from 10 a 20% Declivity over 20%

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c. Real Property and Agricultural Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Vocation Factor	Weighting referring to the region and zoning of the city in which the comparatives and the property evaluating is inserted.	Real Estate Development Commercial / Mixed Industrial Urban Expansion
Occupation of Soil Factor	Typology of the cultivation on the property related to the profitability of the agricultural product. In this factor, the occupation of legal reserve areas determined by law were also considered.	Agriculture Reforestation Pastures Native Forests or Reservation
Soil Texture Factor	Refers to the granularity and agglomeration of soil constituent particles present in the region of analysis.	Very Clay Clay Average Siltoso Sandy
Topography Factor Agricultural Property	Refers to the valuation or devaluation of the terrain with elevation or depression, or slope.	Flat Slightly Wavy Wavy Very Wavy

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c. Real Property and Agricultural Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Access Factor	Discrepancies regarding the quality of access routes and, consequently, logistics are rectified by the application of this Factor	Paved road with double lane Paved road with single lane Rural road in good conditions Rural road in bad conditions on rainy season Rural road in bad conditions
Water Factor	Regional rainfall distribution.	High rainfall index Average rainfall index Low rainfall index

*The analysis were based on the raw land concept. Thus, the farms scope of this valuation werer considered without any structures (as buildings and improvements) and any biological assets.

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10 July 2018 1 Sumário Executivo 3 Análise do Setor Cost Approach In applying the cost method, the estimation of the substitution value or replacement or reproduction cost of the assets (RCN) using the direct or indirect methods is first determined. For the determination of the RCN of the buildings and improvements in the industrial sites the direct method was used and the indirect method for the buildings and improvements in the other localities. Calculation of the RCN under the direct method This method identifies the replacement cost new (RCN) of the buildings and Improvements by synthetic or analytical budgets from the quantities of services and its direct and indirect costs. We used the Cost Approach to estimate the fair value of buildings and improvements. The unitary costs were obtained from public sources such as Sinduscon, construction magazine PINI and SINAPI (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil). The initial step is to develop an estimate of RCN of each building and improvement through one or more unit costs, according to the procedure: Basic Unit Cost (“Custo Unitário Básico – CUB”) R8N published by Sinduscon: the main indicator of the real estate sector, the Basic Unit Cost is calculated monthly by the Real Estate Industry Unions of each state. PINI Building Cost (“Custo PINI de Edificação – CUPE”) published by PINI Magazine : Study of unit cost of buildings by PINI Magazine. Unit costs published by SINAPI and PINI: where applicable, unit costs of materials and / or labor were used in the estimation of the RCN of improvements such as paving, railways or maritime ports, for example. For unitary costs published by Sinduscon, called CUB (“Custo Unitário Básico”), we performed adjustments according to the building type and construction characteristics, according to studies prepared by IBAPE São Paulo. The unit costs used refer to the valuation date of the work or to the date closest to it (if not disclosed for valuation date). BDI costs (percentage of benefits and indirect costs related to the direct cost of a construction or improvement), when applicable, were also included in the percentage of 25%. After the estimate of the RCN, the fair value is determined by applying a depreciation rate calculated, in general, according to the age and useful life of the asset. We have considered a normal useful life of buildings based on the Useful Life Study conducted by IBAPE. Calculation of the reproduction cost new under the indirect method We used the indirect cost method to evaluate assets that were not covered by the direct cost method. Under the indirect cost method, the new reproduction cost for each asset or group of assets was estimated by updating historical costs recorded in the accounting list of fixed assets, considering the type of asset, date of acquisition and the respective economic indexes . The adjustment factors / price index used in our analysis were obtained through the basic unit cost (CUB) variation for each state. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 49 of 59 7 AppendixDashboard6 Anexos c. Real Property and Agricultural Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor Physical deterioration and obsolescence Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relation between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Conservation – “situation of the physical characteristics of a property, at a certain moment, as a result of its use and the maintenance to which it was submitted. " . Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the Cost Approach analysis, we normally adopt the following physical deterioration profiles: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life; Ross-Heidecke - considers the maintenance conditions, the actual age and the useful life of the constructions. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Functional Obsolescence Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Based on our analysis and site inspections, we have not identified any additional economic and functional obsolescence, therefore, we have not made any further adjustments to the real property about these depreciations. * The details of the analysis such as the homogenization and building and improvements valuation are in an Excel file, integrant part of this report. . Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 50 of 59 7 AppendixDashboard6 Anexos c. Real Property and Agricultural Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor The valuation of Personal Properties included all the assets presented in the following classes: machinery and equipment, agricultural equipment, furniture and utensils, computer equipment, facilities and tools. The Valuation date is: 03/31/2018 The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 5 – Capital Equipament e also by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate personal property assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at the Suzano unit from May 21 to 24, 2018, at the Limeira plant on May 24 and 25, 2018 and at the Mucuri unit from June 04 to June 06, 2018. During inspections, we consulted those responsible for the respective units, in order to understand procedures related to the production of pulp as well as technical specifications related to the personal properties, their maintenance policies and possible obsolescence. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of personal properties, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and acquisition of new equipment in order to understand processes, discuss the replacement costs and request technical data of the sites that were not inspected, among others. Estimative of the Replacement cost In the course of our valuation, we contacted suppliers of equipment as well as our internal databases on personal property. During these conversations, we discussed current market demand for asset types under evaluation, as well as estimates of replacement cost value for new equipment and market value for refurbished or used equipment. We have also researched a number of publicly available sources of information on cost trends, useful lives and technological changes in the industries in which the assets operate. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 51 of 59 7 AppendixDashboard6 Anexos d. Personal Properties Assumptions2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

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7 Appendix

e. Real Estate Properties Assumptions | Urban Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

- The evaluation of urban real estate included the Suzano's industrial sites located in the cities of Suzano and Limeira, in São Paulo, Mucuri, in Bahia, and Imperatriz, in Maranhão.
- The Valuation date is : 03/31/2018.
- The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 2 - Urban Real Estate and by IBAPE (Brazilian Institute of Engineering and Technical Inspection).
- Valuation Procedures:

  In order to properly evaluate real estate assets, we have established a work plan that included the following items and procedures :

  - Sample technical inspection ;
  - Conference calls, meetings and e-mail exchanges;
  - Research to estimate replacement cost;
  - Selection of evaluation methodology and analysis;
  - Discussion and review of results;
  - Elaboration and emission of the final report
- Site Inspection:

  We conducted site inspection at the Suzano unit from May 21 to 24, 2018, at the Limeira plant on May 24 and 25, 2018 and at the Mucuri unit from June 04 to June 06, 2018.

  During inspections, we consulted those responsible for the respective units, and discussed the perceived changes that could impact on the use of the property in addition to discussing points such as constructive type, age, observed physical condition, current use and future utility.
- Conference Calls, meetings and e-mails exchanges

  We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of real estate, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and renovation of the units, in order to understand the constructive pattern of assets; request technical data, such as footage of the units, construction projects, etc., and understand the maintenance policies and related reforms of the units.

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

7 Appendix

e. Real Estate Properties Assumptions | Urban Properties

- Selection and analysis of the evaluation methodology

In the context of the valuation of urban properties, the market approach combined with the cost approach method was based on the provision that the property value is significantly associated with its physical characteristics, and that it would pay no more for the installation than the cost to build a similar facility on the market current in a similar property.

In this approach, the value of the land was estimated using the market approach method. The resulting value of the land is added, when applicable, to the market value of buildings and improvements (calculated by cost approach method) to reach the total market value of the property.

Thus, for the market approach method, adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed. The tables below illustrate the attributes applied:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,80

Access Factor	
3 km from the center	1,00
6 km from the center	0,90
8 km from the center	0,80
10 km from the center	0,70

Location Factor	
Great	1,00
Good	0,90
Regular	0,80
Bad	0,70

Topography Factor	
Flat	1,00
Declivity up to 5%	0,95
Declivity from 5 a 10%	0,90
Declivity from 10 a 20%	0,80
Declivity over 20%	0,70

Vocation Factor	
Real Estate Development	1,10
Commercial / Mixed	0,90
Industrial	0,80
Urban Expansion	0,70

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10 July 2018 1 Sumário Executivo 3 Análise do Setor The site of Limeira is located 30 km from the urban center of the municipality, already on the border with the municipality of Americana. Limeira has a population of 300,911 inhabitants (IBGE-2017) and is located 50 km from the city of Campinas and 140 km from the capital. Both the Anhanguera Highway (SP-330) and the Bandeirantes Highway (SP-348) touch the municipality, these being the main connecting roads between the interior and the capital. On the other side of the Piracicaba River is the industrial zone of the municipality of Americana, already nearer its urban center. This industrial district has already been consolidated and with the presence of several industries, besides the existence of industrial lots and areas available for its expansion. The city of Suzano is located in the metropolitan region of São Paulo, 50 km far from the capital’s central region. Suzano has a population of 262,480 inhabitants (IBGE-2015). The Mario Covas Rodoanel (SP-021) and the SP-066 highway, which connects Poá and Mogi das Cruzes are the main roads of the municipality. Seat of the first unit of the plant, the property is located next to the border with the municipality of Mogi das Cruzes, in the neighborhood Vila Monte Sion. It is a predominantly residential area, without the presence of other industries in the region or consolidated industrial center. The region is also located in the Várzea area of the Tietê river, which contains the existence of Environmental Protection Areas and with zoning restrictions. The city of Mucuri is located in the south region of Bahia, near the border with Espírito Santo state, and about 90 km far from Teixeira de Freitas city. The main road of the city is BR-101 Road, which crosses the state of Bahia. The city has 42,072 inhabitants (IBGE-2017). The Mucuri site is located in the rural area of the city, next to BR – 101 Road access, and 35 km far from the urban center of Mucuri. The region which has an economy mainly focused on the rural and tourist sector has the plant unit as an isolated industrial center in the region promoting influence in cities of Bahia and also northern Espírito Santo. Imperatriz is a city which has regional influence over the south of Maranhão, the northern region of Tocantins, and also the southeast of the state of Pará. The city has a population of 253,873 inhabitants (IBGE-2016). The Rice Road connects the industrial plant to the center of Imperatriz and BR – 010 Road, the main highway in the region. As in Mucuri, the Suzano unit is located in the rural area of Imperatriz, making it the most representative industrial unit in the region since there is no other consolidated industrial center. However, this site in combination with other isolated industrial units near the city of Imperatriz represent the second largest economy in the state. * We highlight that the land located in Mucuri-BA and Imperatriz-MA were considered as rural land and, therefore, the estimate of market value followed the guidelines described in Appendix F - Real Estate Specific Assumptions | Rural (Land).). Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 54 of 59 Mucuri Imperatriz Limeira Suzano 7 AppendixDashboard6 Anexos e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

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f. Specific Assumptions for Real Estate | Rural (land)

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- The rural properties belonging to Suzano are located in the States of São Paulo, Bahia, Espírito Santo, Minas Gerias, Piauí and Maranhão, Pará and Tocantins.
- The evaluation was carried out at the cluster level, for the base date 03/31/2018, considering the areas (ha) and the agronomic characteristics of each property, sent by the Administration, and the regional particularities through the market research that we carry out.
- The clusters were determined following a pattern of maximum distance in kilometers per State. After this first grouping, the resulting groups were subdivided by the distance between the matrices, through the computational methodology "K-means". In this methodology, a group of N samples is divided into K groups, where each sample is separated so as to maintain the lowest average distance possible in all clusters. Define the number K of groups so that it is the smallest possible value so that the maximum distance of all groups obeys the maximum allowed distance determined based on the State.

State	Abrev.	Radius (Km)
Maranhão	MA	100
São Paulo	SP	30
Espírito Santo	ES	50
Minas Gerais	MG	50
Bahia	BA	100
Piauí	PI	100
Tocantins	TO	100
Pará	PA	100

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f. Real Estate Properties Assumptions | Agricultural Properties (Lands)

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

- As previously mentioned, adjustment factors were applied in order to consider the difference between the comparatives and the analyzed clusters. The grades attributed to each of the factors are shown below:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,80

Occupation of Soil Factor [a]	
Agriculture	1,00
Reforestation	0,90
Pastures	0,80
Native Forests or Reservation	0,70

Soil Texture Factor	
Very Clay	1,00
Clay	0,90
Average	0,80
Siltoso	0,70
Sandy	0,60

Topography Factor	
Flat	1,00
Slightly Wavy	0,90
Wavy	0,80
Very Wavy	0,70

Access Factor	
Paved road with double lane	1,00
Paved road with single lane	0,90
Rural road in good conditions	0,80
Rural road in bad conditions on rainy season	0,70
Rural road in bad conditions	0,60

Water Factor	
High rainfall index	1,00
Average rainfall index	0,90
Low rainfall index	0,80

[a] For Maranhão region, the factor considered for Occupation of Soil in *Pastures* was 0.85, since market research indicated that there were no significant difference between the values of the reforestation areas or the pasture areas in this region.

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f. Specific Assumptions for Real Estate | Rural (land)

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Region: Maranhão

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1000 to 1500 mm and the average annual temperature is 26.0 ° C.

Vegetation: Maranhão has three types of vegetation, being Amazonian forest, fields and cerrado.

Soil Classes: The main soil class in the producing regions of Maranhão are Yellow Latossolo and Yellow Red Argisol.

Clusters: from C MA 1 to C MA 14.

Region: São Paulo

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1340 mm and the average annual temperature is 18.5 ° C.

Vegetation: The state of São Paulo is inserted in the Cerrado and Atlantic Forest biomes.

Soil Classes: The main soil class in the producing regions of São Paulo are Red Latosol, Red Yellow Latosol, Red Argisol and Red Yellow Argisol. Clusters: from C SP 1 to C SP 21.

Region: Espírito Santo

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall is 620 mm and the average annual temperature is 22.0 ° C.

Vegetation: the Holy Spirit is in its totality in the Atlantic Forest biome.

Soil Classes: The main soil class in the producing regions of Espírito Santo are Yellow Argissolo, Yellow Red Argissolo, Yellow Red Latosol, and Hapless Cambisol.

Clusters: from C ES 1 to C ES 6.

Region: Minas Gerais

Topography: the region presents a slightly wavy to wavy topography in the producing regions.

Climate: The average annual rainfall varies from 750 to 1800 mm and the average annual temperature is 22.0 ° C.

Vegetation: Minas Gerais has two predominant cerrado vegetation and Atlantic forest

Soil Classes: The main soil class in the producing regions of Minas Gerais are Red Argissol, Red Argissol, Red Latosol, Red Latosol, and Hapoly Cambisol.

Clusters: from C MG 1 to C MG 3.

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10 July 2018 1 Executive Summary 3 Sector Analysis Region: Piauí Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture. Climate: The average annual rainfall is 950 mm and the average annual temperature is 26.0 ° C. Vegetation: Piauí has four types of vegetation, being caatinga, forest, forest of cocais and cerrado. Soil classes: the main soil class in the producing regions of Piauí are Yellow Latosol, Yellow Red Argisol and Quartzarenic Neosol. Cluster: from C PI 1 to C PI 2. Region: Bahia Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture. Climate: The average annual rainfall is 846 mm and the average annual temperature is 27.8 ° C. Vegetation: Bahia has three types of vegetation, being swamp, rainforest and closed forest. Soil Classes: The main soil class in the producing regions of Bahia are Yellow Latosol and Yellow Red Latosol. Clusters: from C BA 1 to C BA 3. Region: Tocantins Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture. Climate: The average annual rainfall is 1600 mm and the average annual temperature is 26.0 ° C. Vegetation: Tocantins has three types of vegetation, being cerrado, field and equatorial forest. Soil Classes: The main soil class in the producing regions of Tocantins are red-yellow Argisol, Red Latosol, Yellow Red Latosol, and Quartzarenic Neosol. Cluster: from C TO 1 TO C TO 2. Region: Pará Topography: the region presents flat topography to slightly undulating in the producing regions, favorable for agriculture. Climate: The average annual rainfall is 2000 mm and the average annual temperature is 25.0 ° C. Vegetation: Pará has four types of vegetation, being mangroves, fields, cerrado and Amazonian forest. Soil Classes: The main soil class in the producing regions of Pará are Yellow-red Argissolo, Yellow Latosol and Yellow Red Latosol. Cluster: C PA 1. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 58 of 59 7 AppendixDashboard6 Exhibits f. Specific Assumptions for Real Estate | Rural (land)2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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ANNEX 5.1(C)

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

BY-LAWS

23

ANNEX 5.1(C)

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

BY-LAWS

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Clause 1 -              SUZANO PAPEL E CELULOSE S.A. (“Company”) is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole

Paragraph -         With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. — Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and Fiscal Council members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 -              The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 -              The Company shall have indeterminate duration.

Clause 4 -              The objects of the Company are:

a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing industry;

b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

d) transportation, by itself or by third parties;

e) holding interest as a partner or shareholder in any other company or project;

f) operation of port terminals; and

g) generation and sale of electricity.

CHAPTER II

CAPITAL STOCK AND SHARES

Clause 5 -              The capital stock of the Company, fully subscribed is of six billion, two hundred and forty-one million, seven hundred and fifty-three thousand, thirty-two reais and sixteen centavos (R$6,241,753,032.16), divided into one billion, one hundred and five million, eight hundred twenty-six thousand, one hundred and forty-five (1,105,826,145) common shares, all nominative and book-entry type, with no par value.

§ One -                   The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two -                  The Company may not issue preferred shares.

§ Three -               In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four -                 The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five -                  In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 -              Any shareholder who, for any reason, does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 -              The Shareholders Meeting shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole

Paragraph -         The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 -              The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9 -              The following are the Company’s management bodies:

a) the Board of Directors: and

b) the Executive Officers.

Clause 10 -           The Board of Directors is a committee decision body, and representation of the Company is a private right of the Chief Executive Officers and Executive Officers.

§ One -                   The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two -                  The investiture of the Directors and Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three -               The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 -           The Ordinary General Meeting of Shareholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

SECTION I

The Board of Directors

Clause 12 -           The Board of Directors shall be made up of between 5 (five) and 9 (nine) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to 2 (two) Vice-Chairmen from among them.

§ One -                   Out of the members of the Board of Directors, at least twenty per cent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law n° 6,404/76 (“Corporations Law”).

§ Two -                  When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 -           The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of 2 (two) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first call is at least 2/3 (two-thirds) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One -                   Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two -                  Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three -               Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four -                 The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five -                  The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 -           The following shall be the attributes of the Board of Directors:

a)    to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b)    once the Management Committee and the People’s Committee (if created by the Board of Directors) are heard, to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c)     to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d)    once the Management Committee is heard, to state an opinion on the management report and accounts of the Executive Officers

e)     once the Audit and Risk Management Committee is heard, to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f)     once the Audit and Risk Management Committee is heard, to approve the accounting criteria and practices;

g)     once the Management Committee is heard, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h)    once the Management Committee is heard, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i)      to monitor and evaluate the economic and financial performance of the Company;

j)     to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k)    to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l)      subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m)   once the Management Committee is heard, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n)    to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o)    once the People’s Committee (if created by the Board of Directors) is heard, to appoint the Investor Relations Officer;

p)    once the Management Committee is heard, to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

p.1)         to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Clause;

p.2)         to give a real guarantee of any nature, or to give a chattel mortgage;

p.3)         to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

p.4)         to sign any other contracts in accordance with defined limits of authority in relation to amounts;

p.5)         to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

p.6)         to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

q)    to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

r)  to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 16 below;

(s)    once the People’s Committee (if created by the Board of Directors) is heard, nominate people to drive sectors or areas of the Company, as Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Executive Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)    once the Management Committee is heard, to manifest in favor or against any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)   once the Audit and Risk Management Committee is heard, define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

Clause 15 -           The Committees of the Board of Directors, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the Committees shall have an exclusive opinionative character, being that the members of the Committees shall not have any deliberative power or responsibility for the resolutions.

§ One -                   Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two -                  The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three -               The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 16 -           Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

a)    The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives,. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these Bylaws.

b)    The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.

c)     The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii) the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.

Clause 17 -           The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

a)    to represent the Board of Directors in dealings with other parties;

b)    to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Executive Officers;

c)     to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

d)    to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 18 -           If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One -                   If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two -                  The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE EXECUTIVE OFFICERS

Clause 19 -           The Executive Officers shall be the Chief Executive Officer and between 4 (four) and 9 (nine) Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One -                   The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two -                  The members of the Executive Officers are not permitted to give personal guarantees.

Clause 20 -           In the temporary absence:

a)    of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b)    of any other Executive Officers, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Executive Officer shall take part in all the routine activities and shall have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One -                   In the event of a seat on the Executive Board becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two -                  Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 21 -           The Executive Officers shall meet on convocation by the Chief Executive Officer, or by 2 (two) Executive Officers, with up to 2 (two) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One -                   The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two -                  Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three -               The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 22 -           The following shall be attributions of the Executive Officers:

a)    to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

b)    to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

c)     to produce monthly interim financial statements and deliver them to the Board of Directors;

d)    to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e)     to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

f)     to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g)     to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h)    to inform the Management Committee in writing with a minimum of 5 (five) days’ notice, whenever any General meetings of Shareholders,

or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;

i)      to open and/or close branch offices or warehouses throughout the whole of Brazil;

j)     to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

k)    to seek continuous improvement in the organizational climate and results.

Clause 23 -           In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its Executive Officers.

§ One -                   The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two -                  No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three -               The Company may, subject to the terms of this Clause, be represented by a single Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

a)    in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b)    representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies,

public mixed-capital companies or foundations, solely for administrative purposes;

c)     representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

d)    representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four -                 Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 24 -           The following are attributions of the Chief Executive Officer:

a)    without prejudice to the terms of Clause 23 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b)    to represent the Company in its public and private relationships at high level;

c)     to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; e

d)    to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e)     to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f)     to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g)     to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

h)    to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole

Paragraph -         Service of process on the Company shall be valid only when served on the Chief Executive Officer and one other Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 25 -           The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One -                   The investiture of the members of the Fiscal Council shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two -                  In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 -           The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Shareholders a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

a)    a minimum of 5% (five percent) for the Legal Reserve, until it reaches 20% (twenty percent) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

b)    the amounts allocated to Contingency Reserves, if constituted;

c)     the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) 10% (ten per cent) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause;

d)    the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One -                   As provided for in Section 197 of the Corporate Law and its sub- paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two -                  Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three -               For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA — Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency;

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four -                 Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

§ Five -                  The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 -           On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 -           Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a)    declare a semi-annual dividend, on account of the annual dividend;

b)    raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c)     declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half-yearly financial statements, on account of the annual dividend.

Clause 29 -           The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (Comissão de Valores Mobiliários). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 -           Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One -                   For the purposes of these Bylaws:

(a) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons;

§ Two -                  The OPA Shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three -               The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a) Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b) 145% (one hundred and forty five per cent) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of 24 (twenty four) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System - SELIC (or the index that replaces it) up to the time of payment.

§ Four -                 The execution of the OPA mentioned in the caput of this article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five -                  The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six -                    In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this clause, as provided in article 120 of the Corporations Law.

§ Seven -               Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight -                The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine -                  For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in item “c” of Paragraph One of this clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten -                   If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven -             The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29th, 2017 and to its Successors (defined below).

§ Twelve -             For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29th, 2017.

CHAPTER VIII

SALE OF CONTROL

Clause 31 -           The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One -                   For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two -                  For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three -               For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four -                 For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 -           The tender offer referred to in the previous clause shall be:

(a) when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b) in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 -           Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a) execute the tender offer referred to in Clause 31 of these Bylaws; and

(b) pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 -           The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER IX

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 -           The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One -                   The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two -                  The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three -               The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER X

WITHDRAW FROM NOVO MERCADO

Clause 36 -           The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to art. 7, sole paragraph, and (ii) communicated to B3 in writing with at least 30 (thirty) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 -           In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within 120 (one hundred and twenty) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 -           In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of 120 (one hundred and twenty) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the clause above.

§ One -                   The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two -                  In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 -           The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One -                   The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two -                  In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three -               In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four -                 In case the shareholders meeting referred to in Paragraph Three above decides that the the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 -           It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Clause 41 -           Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Fiscal Council; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One -                   In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two -                  The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three -               In the event that the Person does not comply with the obligations imposed by this clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Clause 42 -           The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Clause 43 -           The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the

Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

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SCHEDULE III — VOTING AGREEMENT AND OTHER OBLIGATIONS

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VOTING AGREEMENT AND OTHER OBLIGATIONS

AMONG,

ON ONE SIDE,

SUZANO HOLDING S.A.,

DAVID FEFFER,

DANIEL FEFFER,

JORGE FEFFER,

AND

RUBEN FEFFER

AND, ON THE OTHER SIDE,

VOTORANTIM S.A.

AND

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

AND, AS, INTERVENING CONSENTING PARTY,

SUZANO PAPEL E CELULOSE S.A.

EXECUTED ON MARCH 15, 2018

VOTING AGREEMENT AND OTHER OBLIGATIONS

By this private instrument, on one side:

I.                                       SUZANO HOLDING S.A., publicly-held company, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, part, enrolled in the Corporate Taxpayer Registry of the Ministry of Finance (“CNPJ/MF”) under No. 60.651.809/0001-05, herein represented pursuant to its Bylaws, hereinafter referred to as “Suzano Holding”;

II.                                  DAVID FEFFER, a Brazilian citizen, married, businessman, bearer of Identity Card RG No. 4.617.720-6 (SSP/SP), enrolled in the Individual Taxpayer Registry of the Ministry of Finance (“CPF/MF”) under No. 882.739.628-49, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “David”;

III.                             DANIEL FEFFER, a Brazilian citizen, married, lawyer, bearer of Identity Card RG No. 4.617.718-8 (SSP/SP), enrolled in the CPF/MF under No. 011.769.138-08, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “Daniel”;

IV.                              JORGE FEFFER, a Brazilian citizen, divorced, business manager, bearer of Identity Card RG No. 4.617.719-X (SSP/SP), enrolled in the CPF/MF under No. 013.965.718-50, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “Jorge”; and

V.                                   RUBEN FEFFER, a Brazilian citizen, married, business manager, bearer of Identity Card RG No. 16.988.323-1 (SSP/SP), enrolled in the CPF/MF under No. 157.423.548-60, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “Ruben” and, jointly with Suzano Holding, David, Jorge and Daniel, as “Controlling Shareholders of Suzano”;

And, on the other side:

VI.                              Votorantim S.A., a corporation with head office in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 13th floor, Room A, enrolled in the CNPJ/MF under No.  03.407.049/0001-51, herein represented pursuant to its Bylaws, hereinafter referred to as “Votorantim”; and

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VII.                         BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a corporation organized as a wholly-owned subsidiary of the Brazilian Development Bank (BNDES), a federal public company, with head office in Brasília, Federal District, in the Setor Comercial Sul - SCS, Centro Empresarial Parque Cidade, Bloco 9, Torre C, 12th floor, and office services and fiscal address in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile No. 100 - parte, enrolled in the CNPJ/MF under No. 00.383.281/0001-09, herein represented pursuant to its Bylaws, hereinafter referred to as “BNDESPAR” and, jointly with Votorantim, as “Controlling Shareholders of Fibria”;

and, as a consenting intervening party:

SUZANO PAPEL E CELULOSE S.A., publicly-held company, enrolled in the CNPJ/MF under No. 16404.287/0001-55, with head office in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, District of Pituba, ZIP Code 41810-012, herein represented pursuant to its Bylaws (“Suzano”);

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria are referred to indistinctly and individually as “Party” and collectively as “Parties”,

WHEREAS:

The Controlling Shareholders of Suzano are, on this date, holders of Common Shares, registered and without par value, jointly representing 50.8% of Suzano capital stock, as described in Exhibit B of this instrument, and are parts of (i) Voting Agreement of Suzano entered into between them on September 28, 2017 (“Voting Agreement of Suzano”) and (ii) a Shares Transfer Agreement entered into between them on September 28, 2017 (“Transfer Agreement of Suzano”);

The Controlling Shareholders of Fibria are, on this date, holders of Common Shares, registered and without par value, jointly representing 58.5% of the Fibria Celulose S.A. capital stock, publicly-held company, enrolled in the CNPJ/MF under No. 60.643.228/0001-21, with head office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia (“Fibria” and, jointly with Suzano, “Companies”), as described in Exhibit A of this Agreement, and are parties to Shareholders Agreement of Fibria, entered into between them on October 29, 2009 and amended on October 29, 2014 (“Shareholders Agreement of Fibria”);

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The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed, subject to the terms and conditions set forth in this Agreement, to promote the combination of operations and shareholding bases of Suzano and Fibria, through a corporate reorganization that will result in the conversion of Fibria into a whole-owned subsidiary and in the receipt, in consideration, of all the shareholders of Fibria under the same conditions, assuming that the total capital of Fibria is represented in the Transaction Completion Date (as defined in the Protocol and Justification, which, in turn, is defined in the following paragraph), for five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) Common Shares, former treasury, subject to the adjustments provided for in the Protocol and Justification of (i) an installment in national currency in the total amount of twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven reais and fifty centavos (BRL 29,036,732,077.50), to be adjusted and paid as provided for in the Protocol and Justification (“Cash Installment”), and (ii) two hundred and fifty five million (255,000,000) new Common Shares issued by Suzano, to be adjusted as provided for in the Protocol and Justification (“New Shares of Suzano”), all as described below (the “Transaction”);

The Transaction will be implemented in accordance with the terms and conditions, and by performing the steps set forth in the “Merger of Shares of Fibria by the Holding Protocol and Justification Instrument, followed by the Merger of the Holding by Suzano”, whose draft is included in Exhibit C of this Agreement (the “Protocol and Justification”), which is an integral part of this Agreement. These steps are summarized below (the “Corporate Reorganization”): (i) the contribution by Suzano, directly or through any of its Affiliates (as defined below), of the Cash Installment into a non-operating subsidiary (and which has never performed any operational activity) of Suzano (“Holding”), by means of an increase in the Holding’s capital stock, upon subscription of the Holding’s new shares issued by Suzano or any of its Affiliates, as the case may be, and in the event of subscription of such shares by Suzano’s Affiliate, they will be fully and necessarily transferred to Suzano in advance or in the Transaction Completion Date, as may be determined by Suzano; (ii) merger of all Fibria’s shares issued by the Holding, resulting in the issuance of the common and redeemable preferred shares by the Holding to be attributed to Fibria’s shareholders; (iii) all the preferred shares issued by the Holding will be redeemed and canceled, with the Cash Installment payment to Fibria’s shareholders; and (iv) the Holding will be merged by Suzano, with the consequent extinction of the Holding and the delivery to Fibria’s shareholders, in exchange for its Common Shares issued by the Holding, New Shares of Suzano, and consequent migration of Fibria’s shareholders to Suzano’s shareholders, provided that the Parties shall coordinate the steps described in the above items to occur on the same date, and such steps

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shall be considered, in any case, as interdependent and interlinked.

The Parties therefore agreed to execute this Voting Agreement and Other Obligations (“Agreement”), in accordance with the applicable legal and regulatory provisions, which shall be governed by the following clauses and conditions:

CLAUSE I - AGREEMENT FULFILLMENT

1.1                              The Parties irrevocably undertake, directly and indirectly, to comply with this Agreement and to perform the voting rights to which the Affected Shares are entitled (as defined in Clause 2.1 below) under the terms set forth herein, as well as to observe the restrictions on the circulation of the Affected Shares provided herein, and also the mutual obligations assumed as signatories of this Agreement.

1.2                              Immediately after its signature, a copy of this Agreement will be filed at Suzano’s head office and another copy will be filed at Fibria’s head office to give notice to their managers. The Parties undertake to send within five (5) business days from that date, a notification to the relevant financial institutions that provide bookkeeping service for the shares issued by the Companies requesting the registration of the obligation to non-negotiation of the Affected Shares pursuant to Clause VI below.

1.3                              This Agreement and the provisions set forth herein binds and enforce, whichever is applicable, the Controlling Shareholders of Fibria and the Controlling Shareholders of Suzano, as well as Suzano, the Holding and Fibria, the latter two based on their respective accession to this Agreement. This Agreement and the provisions set forth herein shall, in accordance with the votes of the Controlling Shareholders of Fibria for Fibria and the Controlling Shareholders of Suzano and for Suzano and for the Holding, also be observed by the managers appointed by said shareholders in Fibria, Suzano and Holding.

1.3.1                   The Parties further agree that any and all inherent rights to the Affected Shares or arising out of their ownership may only be performed in accordance with this Agreement, under penalty of nullity, without prejudice to other legal effects and specific penalties provided for in this Agreement.

1.3.2                   Whenever there is a voting agreement in any Clause of this Agreement, the Companies are hereby authorized and obliged to compute the votes of the Parties as herein agreed, disregarding the opposing votes for being null and void.

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1.3.3                   For the purposes of this Agreement, “Control” (including the terms “Control”, “Controlled” and “Controlled by”) means the power of a person or group of persons, directly or indirectly, through the ownership of bonds and securities with voting rights or by agreement, to hold rights that permanently assure them preponderance in the corporate resolutions and the power to elect the majority of their managers. There is a relative assumption of ownership of the Control in relation to a person who, directly or indirectly, holds shares that have assured it an absolute majority of the votes of those attending in the last three (3) general meetings of a company, even if it does not own shares that ensure an absolute majority of the voting capital.

CLAUSE II — BOUNDED SHARES

2.1                              This Agreement binds (i) all the shares issued by Fibria held by the Controlling Shareholders of Fibria (and/or their authorized successors and assignees) on this date, as indicated in Exhibit A to this Agreement (except for shares issued by Fibria held by BNDESPAR that are not bind to the Shareholders Agreement of Fibria), and those that may become so in the future, during the term of this Agreement, including, without limitation, by means of subscription, acquisition, exchange, association, splits, bonus distribution, distribution of dividends paid in shares or in natura, capitalization of profits or other reserves, conversion of shares and arising out mergers, consolidations or spin-offs or any other corporate reorganization transactions (including those that replace them within the scope of the Corporate Reorganization, pursuant to the Protocol and Justification), conversion or exchange of any bonds or securities, debentures and subscription bonus, including any rights to subscribe for shares or convertible rights or exchangeable into shares issued by Fibria, as well as all the rights and prerogatives attached thereto, which may be granted, at any time, to the Controlling Shareholders of Fibria (and/or their authorized successors and assignees) (“Affected Shares of Fibria”); and (ii) all the shares issued by Suzano held by the Controlling Shareholders of Suzano (and/or their authorized successors and assignees) on this date, as indicated in Exhibit B to this Agreement, and those that may become so in the future, including, without limitation, by means of subscription, acquisition, exchange, association, splits, bonus distribution, distribution of dividends paid in shares or in natura, capitalization of profits or other reserves, conversion of shares and arising out mergers, consolidations or spin-offs or any other corporate reorganization transactions (including those that replace them within the scope of the Corporate Reorganization, pursuant to the Protocol and Justification), conversion or exchange of any bonds or securities, debentures and subscription bonus, including any rights to subscribe for shares or convertible rights or exchangeable into shares issued by Suzano, as well as all the rights and prerogatives attached thereto, which may be granted, at any time, to the Controlling Shareholders of Suzano (and/or their authorized successors and assignees) (“Affected Shares of

6

Suzano” and, jointly with the Affected Shares of Fibria, “Affected Shares”).

CLAUSE III — VOTING AGREEMENTS

3.1                              Voting Obligation of the Controlling Shareholders of Fibria. Subject to the terms and conditions of this Agreement and the Protocol and Justification, including the Conditions Precedent set forth in Clause 3.3 below, and observed the provisions of the Brazilian Corporation Law, applicable regulations, Fibria’s Bylaws and Shareholders Agreement of Fibria, the Controlling Shareholders of Fibria, irrevocably undertake to perform all necessary acts, and cooperate with the practice of all acts necessary by the other Parties and by Fibria to approve and complete the Transaction, including, without limitation,(i) to instruct the members of the Board of Directors of Fibria appointed by them to take all necessary measures, including voting to approve and execute the Protocol and Justification, and to call, attend and vote in favor of any other resolution of the Board of Directors provided for in the Protocol and Justification, or otherwise necessary for the completion of Transaction, (ii) to call, attend and vote in favor of the approval of the corporate resolutions of the Shareholders General Meetings of Fibria provided for in the Protocol and Justification, as well as of the Prior Meetings of Fibria provided for in the Shareholders Agreement of Fibria that may be necessary to approve the Protocol and Justification and the Transaction.

3.2                              Voting Obligation of the Controlling Shareholders of Suzano. Subject to the terms and conditions of this Agreement and the Protocol and Justification, including the Conditions Precedent set forth in Clause 3.3 below, and observed the provisions of the Brazilian Corporation Law, applicable regulations, Suzano’s Bylaws and Shareholders Agreement of Suzano, the Controlling Shareholders of Suzano, irrevocably undertake to perform all necessary acts, and cooperate with the practice of all acts necessary by the other Parties and by Suzano to approve and complete the Transaction, including, without limitation, (i) to instruct the members of the Board of Directors of Suzano appointed by them to take all necessary measures, including voting to approve and execute the Protocol and Justification, and to call, attend and vote in favor of any other resolution of the Board of Directors provided for in the Protocol and Justification, or otherwise necessary for the completion of Transaction, (ii) to convene, attend and vote in favor of the approval of the corporate resolutions of the Shareholders General Meetings of Suzano provided for in the Protocol and Justification, as well as of the Prior Meetings of Suzano provided for in the Shareholders Agreement of Suzano that may be necessary to approve the Protocol and Justification and the Transaction (directly or through its Representatives, as defined in the Voting Agreement of Suzano).

3.3                              Conditions Precedent. The obligation of the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria to perform the acts necessary to be (i) approved by the Board

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of Directors of Suzano and Fibria, and the Protocol and Justification executed by them, and (ii) held the General Meetings provided for in item 5.1 of the Protocol and Justification and approve the Protocol and Justification and the Transaction by such meetings, shall be subject to the verification of certain Conditions Precedent, as indicated below (the “Conditions Precedent”).

3.3.1                    General Conditions Precedent. Without prejudice to other provisions of this Agreement, the obligation of each of the Parties, as applicable, to perform any act aimed at (i) instructing the members of the Board of Directors of Fibria and the Board of Directors of Suzano appointed by the Controlling Shareholders of Fibria and the Controlling Shareholders of Suzano, respectively, to take all measures for the approval and execution of the Protocol and Justification by the Company’s managers, as well as (ii) the holding of the General Meetings included in item 5.1 of the Protocol and Justification for the approval of Protocol and Justification and the Transaction, shall be subject to the fulfillment of the suspensive condition provided for in items A, B and C below (“General Conditions Precedent”), where:

A — Parties’ Common Conditions. The obligation of the Parties to perform their respective acts in order to (i) instruct the members of the Board of Directors of Fibria and of the Board of Directors of Suzano appointed by the Controlling Shareholders of Fibria and by the Controlling Shareholders of Suzano, respectively, to take all measures for the approval and execution of the Protocol and Justification by the managers of the Companies, as well as (ii) the holding of the General Meetings listed in item 5.1 of the Protocol and Justification for the approval of the Protocol and Justification and the Transaction shall be subject to the absence of law or order issued or enacted by a competent governmental authority (including the Accounting Court of the Union) or judicial authority or arbitral tribunal that prevents the practice of any of these acts.

B — Conditions of the Controlling Shareholders of Suzano. The obligation of the Controlling Shareholders of Suzano to perform their acts in order to (i) instruct the members of the Board of Directors of Suzano appointed by the Controlling Shareholders of Suzano to take all measures for the approval and execution of the Protocol and Justification by the managers of the Companies, as well as (ii) to hold of the General Meetings listed in item 5.1 of the Protocol and Justification for the approval of the Protocol and Justification and the Transaction shall be subject to the compliance with each of the General Conditions Precedent below or its waiver exclusively by the Controlling Shareholders of Suzano :

(i)             non-occurrence of an Material Adverse Effect, and for the purposes of this Agreement: (1) the “Material Adverse Effect” means in relation to Fibria:  (i) request for self-bankruptcy, judicial or extrajudicial reorganization, liquidation or dissolution; (ii) the statement of bankruptcy; (iii) the interdiction, prohibition, impediment or complete

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stoppage to operate the plant located at Três Lagoas or the plant located at Aracruz for a period exceeding sixty (60) uninterrupted days; (iv) the provisioning of one or more of Fibria’s actual or contingent Losses and/or the actual disbursement by Fibria of one or more Losses, in any case, of more than twenty percent (20%) of the market capitalization of Fibria on this date and that, cumulatively: (a) do not proceed from the normal course of business and (b) are not recorded in the latest annual or quarterly financial statements, or that have been disclosed in the latest Reference Form, to the date made available to the market by Fibria; and (2) “Loss” means all liabilities, responsibilities, contingencies, losses, direct damages, losses, damages, financial responsibilities or convertible into money (including adjustment for inflation, reasonable attorneys’ fees and court costs), claims, actions, proceedings, investigations, final sentences (including judicial, administrative and arbitration), fines, interests, penalties, costs, expenses and imposition of liens (including the pledge of goods, assets, rights or credits, and/or partial or total, temporary or permanent limitation, to the free use or disposal of any amounts deposited in bank accounts), deducted from any values reimbursed or to be reimbursed as a result of insurance;

(ii)                        the representations and warranties of the Controlling Shareholders of Fibria contained in this Agreement and the representations and warranties of Fibria contained in the Protocol and Justification must be true, correct, accurate and complete on this date and at the date of the practice of the act;

(iii)                     compliance by the Controlling Shareholders of Fibria with their obligations under this Agreement; and

(iv)                    compliance by Fibria with its material obligations under this Agreement and/or the Protocol and Justification.

C - Conditions of the Controlling Shareholders of Fibria. The obligation of the Controlling Shareholders of Fibria to perform their acts in order to (i) instruct the members of the Board of Directors of Fibria appointed by the Controlling Shareholders of Fibria to take all the necessary measures for the approval and execution of the Protocol and Justification by the managers of the Companies, as well as (ii) the holding of the General Meetings listed in item 5.1 of the Protocol and Justification for the approval of the Protocol and Justification and Transaction will be subject to compliance with each of the General Conditions Precedent below or its resignation exclusively by the Controlling Shareholders of Fibria:

(i)                         the representations and warranties of the Controlling Shareholders of Suzano

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contained in this Agreement and the representations and warranties of Suzano contained in the Protocol and Justification must be true, correct, accurate and complete on this date and at the date of the practice of the act;

(ii)                      compliance by the Controlling Shareholders of Suzano with their obligations under this Agreement; and

(iii)                   compliance by Suzano with its material obligations under this Agreement and/or the Protocol and Justification.

3.3.1.1                                               Approval and Execution of the Protocol and Justification by the Managers of the Companies. Once the General Conditions Precedent have been verified, as soon as possible, but in any case, within sixty (60) days as of this date, the Controlling Shareholders of Suzano must notify, in writing, the Controlling Shareholders of Fibria informing the conclusion of the preparation for the materials necessary for the completion of the Protocol and Justification, so that, within ten (10) days from the receipt of said notification, it is approved by the Board of Directors of Suzano and by the Board of Directors of Fibria and concluded by the managers of such Companies the Protocol and Justification, pursuant to the terms provided herein.

3.3.1.2                                               Approval of the Transaction by the Shareholders General Meetings of the Companies. Once the Protocol and Justification have been concluded by the Companies, the Parties must take all necessary steps to convene, carry out and approve the Protocol and Justification and the Transaction by the Shareholders General Meeting of Suzano and by the General Shareholders General Meeting of Fibria, the obligation to perform such acts shall be subject, in addition to the verification of the General Conditions Precedent, to the filing of the statement of effectiveness filed by the Securities and Exchange Commission of the United States of America (“SEC”) ninety (90) days from the date hereof, by Suzano with the SEC for the purposes of convening, carrying out and resolving the Transaction by the Shareholders General Meeting of Fibria, provided that the present condition may be waived by Suzano at its sole discretion, if any exemption from the registration obligation is applicable, in the understanding of Suzano. The Controlling Shareholders Suzano will cause that Suzano notices the Controlling Shareholders of Fibria and Fibria about obtaining the statement of effectiveness of the registration statement filed by Suzano with the SEC, as indicated above, if applicable. Once the other General Conditions Precedent are verified, the Companies shall convene, within the period according to the notice mentioned, sent by Suzano, that it may not be less than twenty (20) business days in the United States of America counted from the

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notice date at hand (which exclusively concerns the Shareholders General Meeting of Fibria), nor more than forty-five (45) days counted from the notice date at hand, the Shareholders General Meeting of Suzano and the Shareholders General Meeting of Fibria, to be held at the date set out in the notice mentioned.

3.3.2          Conditions Precedent for the Consummation of the Transaction. Once the Protocol and Justification and the Transaction have been approved by the Shareholders General Meeting of Suzano and by the Shareholders General Meeting of Fibria, the consummation of the Transaction will be subject to the practice of other acts to perform the Transaction provided for in the Protocol and Justification and the verification of the Conditions Precedent provided for in the Protocol and Justification under the terms and conditions set forth therein.

3.3.2.1                                               Consummation of the Transaction. The consummation of the Transaction shall be carried out after the Conditions Precedent for the Consummation of the Transaction provided for in the Protocol and Justification, under the terms and conditions provided for therein.

3.3.3                    Conditions Precedent Compliance by the Parties. The Parties undertake to adopt any and all measures necessary and/or appropriate for the Conditions Precedent to be verified in the shortest time possible, without prejudice to the right of either Party to require compliance with the Conditions Precedent which is the responsibility of another Party.

CLAUSE IV — COOPERATION AND CONDUCTION OF BUSINESS

4.1                              Cooperation. The Parties irrevocably and irreversibly undertake to cooperate in the practice of all acts necessary by other Parties and Companies for (i) the confirmation of the Conditions Precedent, (ii) the preparation of any documents related to the Transaction, including, without limitation, the financial statements (including pro forma financial information), reports, assessments and other information and documents (including the SEC registration statement mentioned in Clause 3.3.1.2 above) required by applicable law, the By-laws of the Companies, the Shareholders Agreement of Fibria and the Voting Agreement of Suzano, and (iii) the approval of Transaction, including the Protocol and Justification, in the shortest time possible.

4.1.1                   Without prejudice to the established above, if it is the interest of Suzano, the Controlling Shareholders of Fibria undertake to instruct the managers appointed by them to perform the following acts, observed the applicable rules of competition: (i) to assist Suzano in the preparation of requests, notices or calls of a general meeting (as applicable) to financial creditors and other contract counterparties, whose principal value exceeds one hundred million reais (BRL

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100,000,000.00), entered into by Fibria, its Subsidiaries or any other companies whose indebtedness is fully or partially guaranteed by Fibria or its Subsidiaries (“Relevant Counterparties”), whose acceptance or consent is necessary for the implementation of the Corporate Reorganization; (ii) to provide Suzano with the information it possesses that is reasonably necessary to obtain the acceptance or consent of any Relevant Counterparties for the implementation of the Corporate Reorganization and the consummation of Transaction, being it clarified that failure to obtain the necessary acceptance or consent for the implementation of the Corporate Reorganization and the consummation of the Transaction provided for in items “i” and “ii” above do not entitle either Party to terminate this Agreement and not to consummate the Transaction, provided that the Parties have fulfilled their respective obligations hereunder; and (iii) to allow Suzano’s participation and participation with members of its senior management in any negotiations with the Relevant Counterparties to obtain such acceptances or consents, including without limitation the participation in general meetings of holders of debt instruments issued in local or international market in which Fibria or its subsidiaries are the issuer or guarantor of such instruments.

4.1.2                   Notwithstanding the foregoing, Controlling Shareholders of Fibria undertake to instruct the members of the Board of Directors of Fibria appointed by them to perform all acts reasonably necessary for Fibria, to the extent permitted by applicable competition law, (i) to cooperate with Suzano for the preparation of registration statements to be filed by Suzano with the SEC in regards to the Transaction or Transaction funding and to obtain the statement of effectiveness of these registration statements by SEC, (ii) to provide Suzano with any document or information that is reasonably necessary for the preparation and obtaining the statement of effectiveness of the registration statements (including the financial information necessary for the preparation of a pro forma financial statements required by SEC) and for the analysis of the availability of exemptions and other legal aspects related to compliance with applicable law and regulations; (iii) to take the necessary measures so that the external auditors of Fibria provide Suzano with any coTransaction reasonably necessary to prepare and obtain a statement of effectiveness of such registration statements, including any consents necessary for the inclusion or organization by reference of audit opinions in said registration statements, and (iv) cooperate with Suzano to obtain loans or issuance of debt instrument by Suzano for Transaction financing, including through the issuance of Suzano debt instruments; provided that Fibria is not required to provide, or cause its subsidiaries to provide, cooperation under this Clause 4.1.2 that: (A) interferes in an unjustified and relevant manner with the progress of the business of Fibria or any subsidiary; (B) implies breach of any representations or warranties granted in this Agreement; or (C) implies failure to satisfy any of the foregoing conditions set forth in Clause 3.3 of this Agreement, or implies breach of this Agreement or any relevant agreement to which Fibria or any of its subsidiaries is a party. For the avoidance of doubt, Fibria shall not be required to provide, and Suzano shall be sole responsible for the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments to be organized

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into any pro forma financial information. Notwithstanding the foregoing, neither Fibria nor any of its subsidiaries, shall be required to undertake any responsibility regarding the debt financing and, except as expressly provided above, neither Fibria nor any of its subsidiaries will be required to take any corporate action prior to the close of Transaction to enable any debt financing to be realized. In no event Fibria will be in breach of this Agreement due to failure to deliver any financial information, or otherwise, that is not available to Fibria on such date or at the date requested by Suzano, or failure to obtain any comfort, or review by its external auditors in regards to any financial or other information, provided that Fibria has made reasonable efforts to obtain and deliver said information or obtain such comfort or review by its external auditors.

4.1.3                   The Controlling Shareholders of Fibria, Fibria or any of its Affiliates will be obliged to pay any Agreement or similar fees or to incur any liability or expense related to assistance to Suzano in obtaining any debt financing or due to any information related to it, provided by Fibria, by any of its Affiliates, except as expressly provided in this Agreement.

4.1.4                   The Parties and the Companies shall provide each other with the information necessary to prepare the Transaction documents which shall be submitted to the competition authorities and other competent governmental authorities for approval of the Transaction in accordance with Clauses 9.5 and 9.6 below, provided, however, that competitively sensitive information shall only be shared in accordance with the Antitrust Protocol to be entered into between the Companies, according to the draft in Exhibit D.

4.2                              Conduct of Business. Until the date of consummation of the Transaction and unless otherwise provided in this Agreement or in the Protocol and Justification or if necessary to the consummation of the Transaction, the Controlling Shareholders of Fibria and Controlling Shareholders of Suzano assume the firm, irrevocable Agreement of (i) performing all necessary acts applicable to them so as not to materially affect the business and/or transactions of Fibria and Suzano, respectively; and (ii) to vote in the Shareholders General Meetings of the Companies and to instruct the managers of Fibria and the managers of Suzano who have been appointed by them, as the case may be, in order to carry out all the acts necessary for Fibria and Suzano maintain the normal course of their business and refrain from engaging in acts that, in any way, may materially affect their business or transactions. It is cleared out that they are exempt from the obligations of the Controlling Shareholders of Suzano provided for in this Clause 4.2 the activities and business related to the deployment of the Transaction.

4.2.1                   Notwithstanding the provisions in Clause 4.2 above, the Controlling Shareholders of Fibria and the Controlling Shareholders of Suzano undertake not to perform the following acts until the Transaction Completion Date:

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(i)             Do not amend the respective By-Laws (except if and only to the extent required by the applicable law); and

(ii)          Do not approve any corporate reorganizations involving Fibria or Suzano (including merger (including shares), spin-off, consolidation and similar transactions), except for corporate reorganizations exclusively between Subsidiaries and/or between these and Companies and whose economic result is higher, in aggregate value, to fifteen million reais (BRL 15,000,000.00).

CLAUSE V — REPRESENTATIONS AND WARRANTIES

5.1                              The Controlling Shareholders of Suzano, by themselves and by Suzano, represent and warrant to the Controlling Shareholders of Fibria that:

(i)                         Suzano is a publicly-held company, duly organized and validly existing under the laws of the Federative Republic of Brazil;

(ii)                      Controlling Shareholders of Suzano (a) are the bearers and rightful owners of Suzano Affected Shares, which are fully paid-up and free of any liens, except as set forth in this Agreement, in Exhibit B to this Agreement, in the Voting Agreement of Suzano, the Suzano Transfer Agreement and the Voting and Other Covenants Agreement entered into between the Controlling Shareholders of Suzano and BNDESPAR (“Voting Agreement with BNDESPAR”), and (b) have full ability to execute this Agreement, to carry out all the transactions hereunder and comply with all the obligations assumed herein, having taken all necessary measures to authorize its execution and the performance of the obligations herein, except as expressly provided in this Agreement;

(iii)                   to the best of its knowledge, there is no impediment on this date for the execution of this Agreement and the Protocol and Justification or for the consummation of the Transaction and the fulfillment of the obligations set forth in this Agreement and in the Protocol and Justification;

(iv)                  on the date hereof, Suzano’s capital stock is represented exclusively by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) common shares, registered and with no par value, fully

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subscribed and paid-in, with no contract or security of its issuance giving the right of subscription, except for the obligations arising from the share plan disclosed at Suzano’s Reference Statement; and

(v)                     Suzano and the Controlling Shareholders of Suzano are solvent and have a stable financial situation and are financially capable of bearing all the financial obligations set forth in this Agreement and the Protocol and Justification, and Suzano has the financial ability to pay the Cash Installment and, if applicable, the fine provided for in Clause 8.2 below.

5.2                              Whether or not the Transaction is consummated and observing the provisions of Clause 8, as applicable, the Controlling Shareholders of Suzano, individually and not joint and several among themselves, agree to indemnify and hold harmless Fibria’s Controlling Shareholders and Fibria, including their respective Affiliates, for any and all losses actually incurred (excluding indirect losses and/or loss of profits) as a result of (i) breach or misrepresentation of the representation and warranties provided by the Controlling Shareholders of Suzano under items (i) to (v) of Clause 5.1 above; and/or (ii) breach or non-fulfillment of the obligations assumed by the Controlling Shareholders of Suzano, pursuant to this Agreement.

5.3                              The Controlling Shareholders of Fibria, represent and warrant to the Controlling Shareholders of Suzano that:

(i)                         Fibria is a publicly-held company, duly organized and validly existing under the laws of the Federative Republic of Brazil;

(ii)                      Controlling Shareholders of Fibria (a) are the legal and rightful owners of Fibria Affected Shares, which are fully paid-up and free of any liens, except as set forth in this Agreement and in the Shareholders Agreement of Fibria and (b) have full ability to execute this Agreement, to carry out all the transactions hereunder and comply with all the obligations assumed herein, having taken all necessary measures to authorize its execution and the performance of the obligations herein, except as expressly provided in this Agreement;

(iii)                   to the best of its knowledge, there is no impediment on this date for the execution of this Agreement and the Protocol and Justification or for the consummation of the Transaction and the fulfillment of the obligations set forth in this Agreement and in the Protocol and Justification;

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(iv)                  on the date hereof, Fibria’s capital stock is represented exclusively by five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) common shares, registered and with no par value, fully subscribed and paid-in, with no contract or security of its issue giving the right to subscription, except for the obligations arising from the share plan disclosed in the Fibria’s Reference Statement.

5.4                              Whether or not the Transaction is completed, the Controlling Shareholders of Fibria, individually and not joint and several among themselves, agree to indemnify and hold harmless the Controlling Shareholders of Suzano and Suzano, including their respective Affiliates, for any and all losses actually incurred (excluding indirect losses and/or loss of profits) as a result of (i) breach or misrepresentation of the representation and warranties provided by the Controlling Shareholders of Fibria under items (i) to (v) of Clause 5.3 above; and/or (ii) breach or non-fulfillment of the obligations assumed by the Controlling Shareholders of Suzano, pursuant to this Agreement.

CLAUSE VI - TRANSFER AND ENCUMBRANCE PROHIBITION OF THE AFFECTED SHARES

6.1                              During the term of this Agreement, the Parties undertake, irrevocably, not to contract or to make the disposal, dispose or transfer, directly or indirectly, by any means or form, of their Affected Shares, or any rights relating thereto to such Affected Shares (“Transfer”), as well as not to constitute liens or encumbrances of any kind, judicial or extrajudicial, on Affected Shares, including, but not limited to pledge, collateral, usufruct, chattel mortgage, trust, contracting of a promise of sale or grant option, preemptive right institution, rent, as well as the execution of other shareholders agreements (the “Lock-up”).

6.1.1                   The Lock-up does not apply to Affected Shares Transfers to Affiliates of the Parties, and the respective assignee Affiliates, as a condition of the Transfer at hand, must access to this Agreement, assuming all the obligations and rights of the assigning Party provided for in this Agreement, and the assigning Party shall remain jointly and severally liable with assignee Affiliate for its obligations.

6.1.2                   For the purposes of this Agreement, “Affiliate” means, in relation to a person, (i) any other person who, directly or indirectly, Controls said person, is Controlled by said person or is under common Control with said person; (ii) their spouse, their ascendants, descendants, secondary relatives to the second degree, heirs, their surviving spouses and their successors in any capacity, and the legal entities Controlled by it. Additionally, in the Suzano Holding case, Affiliate

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means the Controlling Shareholders of Suzano and other shareholders, on this date, of Suzano Holding, and its respective heirs and successors.

CLAUSE VII — EXCLUSIVITY

7.1                              During the term of this Agreement, the Controlling Shareholders of Fibria undertake not to contact, negotiate, prospect, contract or otherwise maintain understandings or to associate with any third party for the purpose of effecting any equal or similar of the proposed business, or that may affect or frustrate the Transaction, as well as agree to promptly notify the Controlling Shareholders of Suzano of any contacts, negotiations or prospects of third parties with respect to Transaction, provided that failure to comply with this obligation will subject the Controlling Shareholders of Fibria to the payment of damages, without prejudice to the specific performance that may be appropriate.

CLAUSE VIII - EFFECTIVENESS AND TERM

8.1                              This Agreement is effective for all intents and purposes on this date and will remain in effect until (i) the consummation of the Transaction, or (ii) the expiration of the term of eighteen (18) months as of this date, without the consummation of the Transaction, whichever comes first. It is agreed that the obligation provided in Clause 8.2 below, if due, will remain valid and effective until its payment.

8.2                              Should this Agreement be terminated due to non-consummation of the Transaction until the expiration term of eighteen (18) months as of this date (subject to the Cure Period and the additional term, if applicable, of one hundred and twenty (120) days provided for in Clause 8.2.1), Suzano shall irrevocably, and except as otherwise provided in Clause 8.2.1 below, pay to Fibria a fine of seven hundred and fifty million reais (BRL 750,000,000.00) within fifteen (15) days counted (a) as of said Agreement’s termination date or (b) from the receipt date of the Transaction termination notice in the event of early termination of this Agreement. The established fine represents an extrajudicial enforcement instrument and may be demanded by Fibria through an enforcement proceeding, without the need of prior arbitration, except that Suzano’s defense or discussion of the merits of the obligation to pay the fine is subject to arbitration of said Clause XI (Conflict Resolution) of this Agreement, in which case the enforceability will be suspended upon presentation of sufficient guarantee. The Parties and Suzano elect the court of the City of São Paulo, State of São Paulo, as the only jurisdiction for the enforceability of said fine, to the exclusion of all others, however privileged they are.

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8.2.1                 The fine provided for in Clause 8.2 above shall not apply if termination of this Agreement occurs as a result of: (a) a decision provided by any capable Brazilian federal governmental authority (except CADE, ANEEL or ANTAQ), or a capable Brazilian federal judicial authority, which prevents the consummation of Transaction until the expiration of the eighteen (18) date, plus a term of one hundred and twenty (120) days, or (b) material breach of the assumed obligations, or of representation and warranties provided by the Controlling Shareholders of Fibria and/or by Fibria in this Agreement and in the Protocol and Justification, as the case may be, after the respective Cure Period, when applicable, upon notification to the Controlling Shareholders of Suzano accordingly, or (c) verifying a Material Adverse Effect.

8.2.2                 Upon termination of this Agreement and payment of the fine provided for in this Clause 8, in the applicable cases, no indemnity, penalty or additional payment shall be due by Suzano, or by the Controlling Shareholders of Suzano, Fibria’s Controlling Shareholders or Fibria, unless (a) breach or misrepresentation of the representations and warranties provided by the Controlling Shareholders of Suzano under items (i) to (v) of Clause 5.1 above or (b) noncompliance with the assumed obligations by the Controlling Shareholders of Suzano in this Agreement, in which case Controlling Shareholders of Fibria will be entitled to additional compensation if it is effectively proven losses in value higher than the amount of the fine provided above.

CLAUSE IX — GOVERNMENTAL AUTHORITIES

9.1                              Suzano shall submit the Transaction to ANEEL and ANTAQ (Identified Government Authorities) and to CADE within forty-five (45) days as of this date, and to other Governmental Antitrust Authorities within sixty (60) days as of this date, submissions that will be conducted, actively and diligently, by legal advisors appointed by Suzano.

9.2                              With regards to the submission to CADE, the period set forth in Clause 9.1 above will be considered when submitting a draft notification to CADE (with the answers to the items of Exhibit I of CADE Resolution No. 2/2012) for CADE General Superintendence preliminary evaluation. With respect to other Governmental Antitrust Authorities, the deadline set forth in Clause 9.1 above will be considered when submitting a draft of the respective notification for the beginning of the pre-notification period (and in the case of the People’s Republic of China, with the introduction of the initial notification for the beginning of the pre-acceptance period), if applicable, or of the formal protocol, in case there is no provision for a draft in the applicable rules. Suzano shall use its best efforts to make the formal Transaction notices protocol to the Governmental Antitrust Authorities as soon as reasonably possible after the submission of the initial drafts.

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9.2.1          The Parties establish that Suzano shall be the sole responsible for taking all necessary actions, always diligently and at its expense, to obtain the approvals of the Governmental Antitrust Authorities or Identified Government Authorities as soon as possible. Suzano shall maintain Fibria and the Controlling Shareholders of Fibria informed of each submission process made, including any and all communications sent to or received from such Governmental Authorities, including those that may require impositions, restrictions or limitations on how much intended with Transaction. Suzano shall promptly respond to any and all requests from said Governmental Authorities, and in no case may it comply with them after the period set forth by applicable law. Failure to approve Transaction as a result of non-compliance with the requests of information of said Governmental Authorities or its attendance in an imperfect or incomplete manner, will result in the payment by Suzano of the fine provided for in Clause 8.2.

9.3                              The Controlling Shareholders of Fibria undertake to instruct Fibria’s management to collaborate with Suzano to provide information that it has which is reasonably necessary for such submission, as requested by Suzano. Among the necessary information, confidential information and/or competitively sensitive information will be clearly indicated by Fibria as such to be exclusively exchanged between external lawyers, subject to the restrictions of the Antitrust Protocol to be executed between the Companies.

9.4                              All costs and expenses related to the procedure for the approval of the Transaction by the Governmental Antitrust Authorities and Identified Governmental Authorities will be assumed by Suzano, except for expenses with lawyers contracted by Fibria or by its Controlling Shareholders, which will be supported by Fibria itself or by its Controlling Shareholders (as the case may be).

9.5                              At its discretion, Fibria may be represented by external lawyers in the records of the Transaction notification to CADE or within the Transaction notification process to the Governmental Antitrust Authorities and Identified Governmental Authorities, and Fibria representatives will always be necessarily invited to attend all and any interactions of Suzano regarding the achievement process to the approval for the Transaction from the Governmental Antitrust Authorities and Identified Governmental Authorities. Fibria and its lawyers must be informed about the meetings with the Governmental Antitrust Authorities and Identified Governmental Authorities as soon as Suzano and its lawyers take note of the scheduled meetings, in order to enable said participation. However, in leading the interactions with the Governmental Antitrust Authorities and the Identified Governmental Authorities, Suzano will not need Fibria’s approval to present any manifestations, documents or information to said Governmental Antitrust Authorities and the Identified Governmental Authorities. Suzano undertakes, however, to share in advance with Fibria the documents to be submitted to said Governmental Authorities for its knowledge and to confirm the accuracy of the provided information. In this case, Fibria will use

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its best efforts, provided it is received in a reasonable time, to verify the information and to confirm and/or correct any information prepared by Suzano, as well as to present any comments that it deems relevant to the best defense in the interests of the Companies before the Governmental Antitrust Authorities and Identified Governmental Authorities.

9.6                              In case one or more than one of the Governmental Antitrust Authorities deems necessary to impose restrictions, including but not limited to structural remedies (i.e. sale of assets), as a condition to grant the Transaction approvals required in item 3.1(a) of the Protocol and Justification, thus, up to the restriction limit pointed out in item (i) below and Suzano will be obliged to interact with such Governmental Antitrust Authorities in good faith and with dedication aiming to identify the minimum level of the requested restrictions up to the limit provided for in item (i) below, proposing sufficient (including behavioral) restrictions to consensually eliminate the concerns identified in Transaction approval processes. The implications of the restrictions required by the Governmental Antitrust Authorities or negotiated by Suzano with the Governmental Antitrust Authorities will depend on the aggregate size of the assets to be divested and must follow the parameters below:

(i)                                     if the sale of assets with a capacity of up to 1.1 million (one million and one hundred thousand) tons (inclusive) of Fibria’s total installed cellulose production capacity is necessary, Suzano will be obliged to comply with the imposed restriction or to make the offer of assets with such capacity to the achievement of the approvals, and also the obligation to complete the Transaction, provided that the other conditions precedent provided in Clause 3.3 above are verified;

(ii)                                  if the sale of assets with a capacity higher to 1.1 million (one million and one hundred thousand) tons of Fibria’s total installed cellulose production capacity is necessary, Suzano will not be obliged to make a sale offer at those levels and not to perform the Transaction, however, in case (a) Suzano decides not to make an offer of restrictions, (b) to make an offer of restrictions that is not accepted by the Governmental Antitrust Authorities, or (c) fail to comply with unilaterally imposed measures by the Governmental Antitrust Authorities, preventing the accomplishment of the Transaction, Suzano will be obliged to pay to Fibria the entire fine established in Clause 8.2.

9.7                              The Parties clarify that the imposition of any remedies or restrictions on the Transaction by any of the Governmental Antitrust Authorities shall not affect or imply any amendment in any way to the amount of the Cash Installment and/or the number of Suzano New Shares.

9.8                              Governmental Competition Authority means: the Administrative Council for Economic

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Defense - CADE in Brazil, the Federal Trade Commission - FTC and/or the Department of Justice - DOJ, as applicable, in the United States of America, the European Commission in the European Union and the Ministry of Commerce - MOFCOM in the People’s Republic of China.

9.8.1                    If the laws of other jurisdictions not provided for in Clause 9.8 above and in which Suzano and/or Fibria destine their products require or shall require the submission of Transaction to its approval, Suzano may take the necessary steps to do such submission, at its own risk. If Suzano decides not to submit Transaction to the approval of such jurisdictions, or if the Transaction is implemented prior to the approval of notification submitted to the approval of such jurisdictions, Suzano shall bear any sanctions that may be imposed as a result of non-submission or gun jumping, and which the competent authorities consider to be applicable to Fibria and Fibria’s Controlling Shareholders. For clarification purposes, the submission of the Transaction to the authorities of such jurisdictions other than those provided for in Clause 9.8 shall have no implication in relation to this Agreement. Nevertheless, Fibria will use its best efforts, provided it is received in a reasonable time, to verify the information and to confirm and/or correct any information prepared by Suzano, as well as to present any comments that it deems relevant to the best defense of the interests of the Companies before such other authorities.

CLAUSE X — MISCELLANEOUS

10.1                        This Agreement shall be filed at the Companies’ headquarters, which shall strictly observe it, in all its terms, clauses and conditions.

10.1.1              In the General Meetings and in the meetings of the management bodies of the Companies, the vote of each Party shall not be admitted or computed without observing the provisions of this Agreement.

10.2                       (i) Fibria’s Controlling Shareholders shall notify Suzano’s Controlling Shareholders and Suzano and the Holding Company (the latter as of the date of its adhesion to this Agreement) and (ii) Suzano’s Controlling Shareholders shall notify Fibria’s Controlling Shareholders and Fibria (the latter as of the date of its adhesion to this Agreement), on any acts, facts or omissions that may or may be involved in breach of this Agreement or of the Protocol and Justification, as the case may be. If it is possible to remedy the default or breach, the Party, the intervening party or the breach adherent parties shall have a period of sixty (60) days to remedy, or cause to be remedied, the default or breach (“Cure Period”), under penalty of the innocent party to demand compliance with the defaulted obligation, without prejudice to its right to terminate this Agreement and/or to claim any losses and damages actually incurred (excluding indirect damages and loss of profits).

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10.3                       Any breach of any of the obligations assumed in this Agreement by either Party shall ensure to the other parties the right to request their specific compliance.

10.4                       The Parties, in the best form of law, recognize that, unless expressly provided in this Agreement: (i) the non-exercise, granting of term, tolerance, or delay in exercising any right granted to them by this Agreement or by law shall not constitute novation or waiver of such right, nor jeopardize its possible exercise; (ii) the partial exercise of this right shall not prevent the exercise of the remainder of that right, or the exercise of any other right; (iii) the waiver of any right shall only be valid if it is granted in writing; and (iv) the waiver of a right shall be construed restrictively and shall not be deemed a waiver of any other right conferred by this Agreement.

10.5                       This Agreement is irrevocably and irreversibly executed, subject to the provisions set forth herein, and obliges the Parties and their respective successors and assignees in any capacity and may not be transferred or assigned by any Party, in whole or in part, except by prior written consent of the other Parties. Any change or amendment to this Agreement may only be made or will be binding upon the Parties if it is written and executed by all Parties.

10.6                       If any term or provision established in this Agreement is deemed void, illegal, unenforceable or not applicable, due to legal provisions or final judicial, administrative or arbitration decision, all other conditions and provisions contained herein shall remain in full force and, in this case, the Parties shall negotiate in good faith an amendment to this Agreement with a view to re-establishing the original scope of the Parties as far as possible.

10.7                       This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

10.8                       Failure to comply with any of the rules set forth in this Agreement will determine the ineffectiveness of the infringement act before the Companies.

10.9                       The Parties declare that, except for the Voting Agreement with BNDESPAR, this Agreement is the only agreement entered into between the Parties under the Transaction and that there is no and no other document governing any terms and conditions relating to the Transaction.

10.10                The Parties acknowledge that this Agreement does not modify or jeopardize any rights and obligations of the Parties provided for in the Shareholders Agreement of Fibria or in the Suzano Voting Agreement or in the Suzano Transfer Agreement, which remain unchanged, valid and

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binding upon its signatories, in accordance with the terms and conditions established therein. In the event of a conflict between the provisions of this Agreement and the Shareholders Agreement of Fibria or the Suzano Voting Agreement or the Suzano Transfer Agreement, this Agreement shall prevail.

10.11                The Suzano execute this Agreement as intervening party to the terms set forth herein and acknowledges and confirms its obligation as debtor and responsible for the full payment of the pecuniary obligation set forth in Clause 8.2 of this Agreement.

10.12                Holding and Fibria Adhesion. The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria undertakes to instruct the members of the Board of Directors of Fibria and of the Board of Directors of Suzano appointed by the Controlling Shareholders of Fibria and Controlling Shareholders of Suzano, respectively, to take all measures to cause to the Holding and Fibria, respectively, to join this Agreement, within a term of 15 days from this date, becoming liable for all the obligations described herein that apply to it, upon signing the respective adhesion terms set forth in Exhibit E. The Controlling Shareholders of Fibria hereby submit to Suzano’s Controlling Shareholders a copy of the minutes of the prior meeting held pursuant to and for the purposes of the Shareholders Agreement of Fibria containing the voting instruction of Fibria’s Controlling Shareholders for the adhesion of Fibria under the terms hereof foreseen.

CLAUSE XI — DISPUTE RESOLUTION

11.1.1             The signatories and the adherents to this Agreement agree that any dispute arising out of or in connection with this Agreement, including without limitation a dispute concerning its existence, validity, effectiveness, interpretation, enforcement or termination, which cannot be friendly resolved within a non-extendable term of thirty (30) calendar days, shall be settled by arbitration to be administered by the B3 Market Arbitration Chamber (“Câmara de Arbitragem do Mercado B3 S.A. - Brasil, Bolsa e Balcão”) (“Arbitration Chamber”), in accordance with its regulation in force on the commence arbitration date, being this Clause 11.1 as an arbitration clause for the purpose of the provisions of paragraph 1st of article 4th of Law 9,307/96. The administration and the correct performance of the arbitration procedure, likewise, shall be the responsibility of the Arbitration Chamber. The Parties acknowledge that the obligation to seek a friendly settlement does not preclude the immediate request for arbitration if either Party considers that the agreement is not possible.

11.1.1             The arbitral court shall consist of three (3) arbitrators (“Arbitral Court”), being one of whom appointed by the party (s) intending to commence, another by the other party (s) ) and the third arbitrator, who shall act as chairman of the Arbitral Court, by the arbitrators appointed by the parties. In the event that one of the parties fails to appoint an arbitrator, or in the event that the

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appointed arbitrators fail to reach a consensus on the third arbitrator, the Chairman of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

11.1.2            The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting a binding enforcement instrument of the Parties and their successors, which are bound to comply with the arbitration award, regardless of judicial enforcement.

11.1.3             Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any “urgent measures” that may be necessary prior to the commence of the Arbitral Court, and such action shall not be construed as a waiver to the arbitral procedure by the Parties, (b) to enforcement any arbitration award, including the final arbitral award, and (c) to ensure the commence of the Arbitral Court. To this end, the Parties elect the forum of the district of São Paulo, state of São Paulo, with renunciation of any other, however privileged it may be.

11.1.4             The seat of the arbitration shall be the city of São Paulo, state of São Paulo.

11.1.5             The arbitration shall be conducted in Portuguese.

11.1.6             The dispute shall be decided in accordance with Brazilian laws, being forbidden the judgment by equity.

11.1.7             The arbitration shall be confidential. The Parties undertake to not disclose information and documents of arbitration. The disclosure shall be made if (i) the duty to disclose arrives from the law, (ii) is determined by administrative or judicial authority, or (iii) is necessary to defend the interests of the Party.

And so, by being fair and contracted, the Parties sign this Agreement in five (5) counterparts on the same form and content, in the presence of 2 (two) witnesses below subscribed.

The pages of this instrument are initialed by                        , lawyer of BNDESPAR, by permission of the representatives who sign it.

São Paulo, March 15, 2018

[rest of the page intentionally in blank]

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[page of signatures of the Voting Agreement and Other Obligations entered into between, on the one hand, Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, and, on the other hand, BNDES Participações S.A. - BNDESPAR and Votorantim S.A., and Suzano Papel e Celulose S.A., acting as intervener, on March 15, 2018]

SUZANO HOLDING S.A.

Maria Cristina Monoli Cescon

Attorney

DAVID FEFFER

DANIEL FEFFER

JORGE FEFFER

RUBEN FEFFER

Maria Cristina Monoli Cescon

Attorney

VOTORANTIM S.A.

Name:	João Carvalho de Miranda	Name:	João Henrique B. S. Schmidt
Title:	Chief executive Officer	Title:	Executive Officer

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

Name:	Name:
Title:	Title:

25

[page of signatures of the Voting Agreement and Other Obligations entered into between, on the one hand, Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, and, on the other hand, BNDES Participações S.A. - BNDESPAR and Votorantim S.A., and Suzano Papel e Celulose S.A., acting as intervener, on March 15, 2018]

SUZANO PAPEL E CELULOSE S.A.

Pablo F. Gimenez Machado

Attorney-in-fact

Witnesses:

Name:	Name:
ID:	ID:
CPF:	CPF:

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Exhibit A

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

	Quantity of
	Owned Affected	Percentage on the Total
Controlling Shareholders of Fibria	Shares	Capital Stock
VOTORANTIM S.A.	162.974.335	29,42%
BNDES PARTICIPAÇÕES S.A. - BNDESPAR	161.082.681	29,08%
TOTAL	324.057.016	58,50%

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Exhibit B

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

Controlling Shareholders of	Quantity of Owned	Percentage on the Total
Suzano	Affected Shares *	Capital Stock
SUZANO HOLDING S.A.	367.612.234	33,2%
DAVID FEFFER	52.741.764	4,8%
DANIEL FEFFER	48.077.095	4,3%
JORGE FEFFER	46.423.360	4,2%
RUBEN FEFFER	46.856.578	4,2%
TOTAL	561.711.031	50,8%

*The Affected Shares owned by Suzano’s Controlling Shareholders are subject to restrictions of incommunicability, impenetrability, inalienability, usufruct and pledge.

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Exhibit C

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

[Draft of Protocol and Justification]

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PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES
ISSUED BY FIBRIA INTO [NEWCO], FOLLOWED BY
MERGER OF [NEWCO] INTO SUZANO PAPEL E CELULOSE

The directors of the companies identified below, as well as the respective companies identified below:

(a)                       SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the city of Salvador, State of Bahia, on Avenida Professor Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Borough of Pituba, CEP 41810-012, herein represented in accordance with its Articles of Incorporation (“SUZANO”);

(b)                       FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the city of São Paulo, Estado de São Paulo, on Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, herein represented in accordance with its Articles of Incorporation (“FIBRIA”); and

(c)                        [NEWCO], [identification] (“Holding” and, jointly with SUZANO and FIBRIA, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed below in conformity with articles 224 and 225 of Law No. 6.404/76, have decided to execute this protocol and justification (“Protocol and Justification”) seeking (a) the merger of the shares issued by FIBRIA into the Holding, all of said shares, as of the date of completion of the merger of the shares issued by FIBRIA, shall be owned by SUZANO; and (b)  the subsequent merger of the Holding into SUZANO, both of which shall be submitted to their respective shareholders for approval at extraordinary shareholders’ meetings, under the following terms and conditions:

1. Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1. A corporate reorganization will be submitted to the shareholders of the Companies, the stages thereof being detailed below (“Transaction”), which shall result (a) in the ownership by SUZANO of all the shares issued by FIBRIA; and (b) assuming that the total capital stock of FIBRIA is represented, as of the Transaction Completion Date (as defined below), by [five

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hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611)](1) ordinary, ex-treasury shares, and subject to the provisions in Section 2, in the receipt, by FIBRIA’s shareholders, for each ordinary share held by them in FIBRIA at the referred date:

(a)         a cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$ 52.50) (“Cash Installment”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share”), to be paid cash, in a lump sum, at the Transaction Completion Date (“Financial Settlement Date”); and

(b)         [zero point four six one one (0.4611)](2) ordinary share issued by SUZANO (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Final Quantity of  SUZANO’s Shares per Holding’s Ordinary Shares”).

1.2. The Transaction shall comprise the following stages, all interdependent and related among them, whose completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent referred to in item 3.1 below, all such stages to be coordinated in order to occur at the same date:

(a)         the Holding’s capital increase, upon issuance of [=] new ordinary, registered shares, with no face value, which shall be fully subscribed and paid-up by SUZANO, either directly or through any of its Affiliates (as defined below), in Brazilian currency, until the Transaction Completion Date, for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Shares, a portion of which, to be defined at the general shareholders’ meeting, shall be allocated to the constitution of a capital reserve, it being certain that, in case of subscription of said shares by an Affiliate of Suzano, the same will be fully transferred to Suzano before or at the Transaction Completion Date, in such manner as may be determined by Suzano (“Holding’s Capital Increase”);

(b)         at the same date, as an act subsequent to and interdependent of Holding’s Capital Increase, a merger of all the shares issued by FIBRIA into Holding, for their economic value, resulting in the issuance, by Holding, on behalf shareholders of FIBRIA who own the merged shares (“FIBRIA’s Shareholders”), of ordinary shares and of redeemable preferred shares issued

(1) Estimate considering that, as of the Transaction Completion Date, there will be five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) FIBRIA’s ex-treasury shares, and disregarding the shares arising out of the advanced vesting of the option plans.

(2) Reference Exchange Rate assumes that at the Transaction Completion Date there will be five hundred and fifty-three million, eighty thousand, six hundred and eleven (552,080,611) FIBRIA’s ex-treasury shares, and disregarding the shares arising out of the advanced vesting of the option plans.

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by Holding, it being certain that for each ordinary share issued by FIBRIA one [1] ordinary share and one [1] redeemable preferred share issued by Holding shall be delivered, (subject to the adjustments mentioned in item 2.1), as set forth in item 4.1 (“Merger of FIBRIA’s Shares”). After the Merger of FIBRIA’s Shares is carried out, FIBRIA shall keep its own legal personality and equity, there being no legal succession;

(c)          at the same date, as an act subsequent to and interdependent of the Merger of FIBRIA’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one [1] preferred share issued by Holding being redeemed, of the Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share (“Redemption”). Once they are redeemed, the Holding’s preferred shares will be cancelled against capital reserve; and

(d)         at the same date, as an act subsequent to and interdependent of the Redemption, merger of Holding into SUZANO, for Holding’s equity book value (already taking into consideration the effects of the Holding’s Capital Increase, of the Merger of FIBRIA’s Shares and of the Redemption), with the consequent termination of the Holding and succession, by SUZANO, in all its properties, rights and obligations, with the consequent migration of FIBRIA’s Shareholders to become SUZANO’s shareholders (“Holding Merger”).

1.2.1. Although the stages provided for in item 1.2 will occur one subsequently to the others, all of them are part of one sole legal transaction, it being a premise that each of the stages will not be individually effective without the others also becoming effective and are fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.3. It is intended, with the Transaction, to create a sound company, owning first-line and strategically located assets, able to efficiently supply customers around all the continents with its products.

1.3.1. Integrating the activities of the Companies will allow synergy gains to be obtained as a result of the reduction in forestry, logistic and administrative operational costs and risks, with significant efficiency gains to the Companies.

1.3.2. As a result of the Transaction described herein, the number of SUZANO’s outstanding shares will be added by the number of shares issued on behalf of FIBRIA’s shareholders after the merger of the Holding. After the conclusion of the Transaction, FIBRIA will cease to be listed on the stock exchange and its shareholders will become holders of SUZANO’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

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1.3.3. The pro forma financial information prepared in compliance with the provisions in paragraph three of article 10 of CVM Instruction 565 already reflect the relevant changes in the financial situation of SUZANO and of FIBRIA, which occurred since the presentation of the more recent financial statements of the Companies until this date.

1.4. After the completion of the Transaction, the Companies shall continue to engage in their activities, with SUZANO’s registration as a publicly-held company to be maintained and with FIBRIA becoming a wholly-owned subsidiary of SUZANO. FIBRIA’s registration as a publicly-held company shall continue after the Transaction until further determination by SUZANO. Upon the completion of the Transaction, the shares issued by FIBRIA will cease to be listed on the Novo Mercado segment of B3 — S.A. — Brasil, Bolsa, Balcão, with the completion of the Transaction, and the American Depositary Shares (ADS) of FIBRIA will cease to be listed on the New York Stock Exchange (NYSE).

2. Calculation and Adjustments to the Exchange Ratio of FIBRIA-Holding and of the Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares

2.1. The exchange rate of the shares issued by FIBRIA for ordinary and preferred shares issued by the Holding, as a result of the Merger of FIBRIA’s Shares, shall be proportionally adjusted for any and all share splits, reverse share splits and bonus of FIBRIA’s shares occurred as from March 15, 2018. Any splits of the Holding’s shares shall not impact the exchange rate provided for in this Protocol and Justification. The exchange rate of shares issued by Holding for shares issued by Suzano shall be proportionally adjusted for possible splits, reverse splits and bonus of shares issued by Suzano.

2.2. The Cash Installment will be subject to adjustment to the variation of the CDI rate (i) since March 15, 2018 until and including the Financial Settlement Date. For purposes of this Protocol and Justification, “CDI” means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, daily calculated and disclosed by B3, or any other index as may be further used in substitution thereof.

2.3 The Cash Installment shall be (i) reduced by the amount of any dividends, interest on equity and other income stated and/or paid by FIBRIA as from March 15, 2018 and with reporting date of the shareholder base (ex date) until and including the Transaction Completion Date; and (ii) deducted, as the case may be, of any withheld taxes due solely as a result of the Redemption. In the event of declaration of any dividends, interest on equity and other income by SUZANO as from March 15, 2018 and with reporting date of the shareholder base (ex date) until the Transaction Completion Date, the Cash Installment shall be added by the amount corresponding to the dividends that FIBRIA’s shareholders would receive as if, at the dividend payment date, the Transaction had already been completed and such Fibria’s shareholders were already

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SUZANO’s shareholders. For the purposes hereof, the amounts for any dividends, interest on equity and other income being paid shall be updated to the positive variation of the CDI rate, from the respective payment date until the Financial Settlement Date. The minimum mandatory dividends already proposed by the managements of (i) SUZANO, on February 07, 2018, in the amount of three hundred and eighty million, one hundred and fourteen thousand, five hundred and four Reais and fifty-six cents (R$ 380,114,504.56) and (ii) FIBRIA, on January 29, 2018, in the amount of two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Reais and fifty-nine cents (R$ 257,750,384.59) shall not be considered for purposes of the adjustment provided for herein.

3. Conditions Precedent to the Completion of the Transaction

3.1. With due regard to the provisions in item 3.2 below, the closing of the Transaction shall, under the terms of article 125 of the Civil Code, be subject to compliance with the conditions precedent set forth below (“Conditions Precedent”):

(a)                       approval of the Transaction by the following antitrust agencies in the pertinent jurisdictions: the Brazilian Council of Administrative and Economic Defense — CADE, in Brazil, the Federal Trade Commission — FTC and/or the Department of Justice — DOJ, as applicable, in the United States of America, the European Commission, in the European Union, and the Ministry of Commerce — MOFCOM, in the People’s Republic of China (“Antitrust Government Authorities”);

(b)                       approval of the Transaction by the following Government Authorities, whose prior authorization is required: ANTAQ and ANEEL (“Identified Government Authorities”);

(c)                        obtaining the declaration of effective time by the Securities and Exchange Commission of the United States of America (“SEC”) of the registration statement filed by SUZANO with SEC for purposes of calling, holding and approving the Transaction at the General Shareholders’ Meeting of Fibria and of Suzano, it being certain that this condition may be waived by Suzano, at its sole discretion, in case any discharge of registration obligation is applicable, according to Suzano’s understanding;

(d)                       non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;

(e)                       Non-occurrence of Material Adverse Effect. For this purpose, (1) “Material Adverse Effect” means in relation to Fibria: (i) a request for voluntary bankruptcy, court or out-of-court reorganization, liquidation or dissolution; (ii) declaration of bankruptcy; (iii)

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interdiction, prohibition, impairment or full shut-down for operation of the plant located in Três Lagoas or of the plant located in Aracruz for more than sixty (60) successive days; (iv) provisioning for one or more effective or contingent Losses of Fibria, and/or the effective disbursement by Fibria of one or more Losses, in any of the cases, of more than twenty percent (20%) of the market capitalization of Fibria as of this date and which, cumulatively: (a) do not arise out of the regular course of business and (b) are not recorded in the latest annual or quarterly financial statements, or have been disclosed in the latest Reference Form, up to this date made available to the market by Fibria; and (2) “Loss” means all the obligations, liabilities, contingencies, losses, direct damages, money liability or liability convertible into money (including adjustment to inflation, reasonable attorney’s fees and legal costs), claims, actions, lawsuits, investigations, final non-appealable judgments (including judicial, administrative or arbitration judgments), fines, interest, penalties, costs and expenses and imposition of a lien (including pledging of properties, assets, rights or claims, and/or partial, full, temporary or permanent limitation to the free use or disposal of any amounts deposited in bank accounts), deducted by any amounts recovered or that may be recovered by means of insurance proceeds;

(f)                         Compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and

(g)                        SUZANO’s and FIBRIA’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

3.1.1                     The condition provided for in item 3.1(e) (non-occurrence of Material Adverse Effect) may be waived at any time by SUZANO, by means of a written notice. The conditions provided for in items 3.1(f) and 3.1(g) may be waived at any time by the non-defaulting Party by means of a written notice.

3.2. Once the Conditions Precedents are implemented or waived, any of the Companies may notify the others about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed, including the date as from which the shares issued by FIBRIA shall cease to be listed on the stock exchange. The date on which the Transaction shall be closed shall correspond to the 45th day (or, if such is not a business day (the next following business day) counted from the publication of the referred notice to the market (“Transaction Completion Date”). On the day immediately before the Transaction Completion Date, the Companies shall inform the market about the base date and the consequent definition of FIBRIA’s shareholders who will receive the shares issued by SUZANO, as well as the final value of the Cash Installment and the final quantity of SUZANO shares per Holding’s Ordinary Share.

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4. Exchange Rate, Base Date, Appraisal, Capital Increase and Right of Withdrawal

4.1. As a result of the Merger of FIBRIA’s Shares, it is proposed that new ordinary shares and new redeemable preferred shares shall be issued by the Holding on behalf of FIBRIA’s Shareholders (considering the adjustments mentioned in item 2.1), all of them to be registered shares, with no face value, in substitution for the ordinary shares held by them in FIBRIA, at the ratio of 1 ordinary share and [1] redeemable preferred share issued by Holding for each ordinary share issued by FIBRIA (considering the adjustments mentioned in item 2.1). Therefore, this is not the case of fractional shares at this stage of the Transaction.

4.1.1. The new ordinary shares issued by the Holding shall be entitled to the same rights and advantages attached to the ordinary shares issued by the Holding now existing and owned by SUZANO and shall be entitled to participate in the income for the fiscal year in course at date of their issuance. The new preferred shares issued by the Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be forthwith redeemed at the Transaction Completion Date, without need, therefore, of an extraordinary shareholders’ meeting, it being certain that the Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share shall be paid for each [1] preferred share issued by Holding being redeemed.

4.1.2. As set forth in article 252, §2 of Law No. 6.404/76, the right of withdrawal shall be ensured to the shareholders who, uninterruptedly, since this date until the Transaction Completion Date, hold shares issued by FIBRIA and do not vote favorably for the Merger of FIBRIA’s Shares, refrain themselves from voting or do not appear to the pertinent sp extraordinary shareholders’ meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days counted from the publication of the minutes of the extraordinary shareholders’ meeting approving the Merger of FIBRIA’s Shares. The amount payable by way of reimbursement of the value of the shares shall be equal to the net asset value of FIBRIA’s share at [December 31, 2017], as stated in FIBRIA’s financial statements approved at the general shareholders’ meeting held on [April 27, 2018], which corresponds to [twenty-six Reais and thirty-six cents (R$26,36)] per share, without prejudice to the right to prepare a special balance sheet.

4.2. In continuity, it is proposed that, as a result of the Holding Merger, new ordinary shares are issued by SUZANO on behalf of the former shareholders of FIBRIA (who at such time will already be Holding’s shareholders), all of them to be registered shares, with no face value, in substitution for the ordinary shares issued by the Holding and held by them. The Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares shall be then issued for each ordinary share issued by Holding.

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4.2.1. Any fractional shares issued by SUZANO arising out of the Holding Merger shall be grouped into whole numbers so that they are thereafter sold on the spot market managed by B3 S.A. — Brazil, Bolsa e Balcão, after the completion of the Transaction, under the terms of the notice to the shareholders to be timely disclosed. The proceeds of such sale will be made available net of fees to the former shareholders of FIBRIA owning the respective fractions of shares, proportionally to their interest in each share being sold.

4.2.2. The new shares issued by SUZANO will be entitled to the same rights and advantages attached to the ordinary shares issued by SUZANO and shall be entitled to participate in the income of the fiscal year in course as from their issuance date.

4.2.3. Whereas, at the date of the extraordinary shareholders’ meeting of Holding which will decide about its merger into SUZANO, the latter shall be the sole shareholder of the Holding, it is not the case of dissenting shareholders or right of withdrawal as a result of this stage of the Transaction.

4.3. The base date of the Transaction is [December 31, 2017] (“Base Date”).

4.4. SUZANO’s management, on behalf of SUZANO and of the Holding, retained the services of [=] (“[=]”) to appraise and determine the economic value of the shares issued by FIBRIA to be merged into the Holding, already taking into consideration the effects of the Holding’s Capital Increase (“Appraisal Report of FIBRIA’s Shares”); and (b) [=] (“[=]”) to appraise and determine the book value of the Holding’s shareholders’ equity to be transferred to SUZANO by reason of the Holding Merger, already taking into consideration the effects of the Holding’s Capital Increase, Merger of FIBRIA’s Shares, and the Redemption (“Appraisal Report of Holding”)

4.5. The Merger of FIBRIA’s Shares will result in an increase of the Holding’s shareholders’ equity in an amount supported by the Appraisal Report of FIBRIA’s Shares, part of which, as determined by the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to its capital stock.

4.6. The Holding Merger, on its turn, shall result in an increase of SUZANO’s shareholders’ equity in an amount equal to the portion of the Holding’s shareholders’ equity corresponding to the investment of FIBRIA’s shareholders in the Holding, after the Redemption, part of which shall be allocated to SUZANO’s capital stock and part of which shall be allocated to the capital reserve to be determined at the general meeting. The shares issued by the Holding and owned by SUZANO at the time of the Holding Merger shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Holding Merger is completed shall be appropriated by SUZANO.

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4.7. Notwithstanding the fact that the exchange rates were agreed upon between SUZANO and FIBRIA, as independent parties, and that there is no right of recourse as a result of the Holding Merger, as mentioned in item 4.2.3, SUZANO, for information purposes and due to the reason that, at the date of the Holding Merger, it is the holding company of the Holding, has also requested to [==] to prepare an appraisal report in conformity with article 264 of Law No. 6404/76, appraising the two shareholders’ equities following the same criteria and on the same date, at market prices (“Appraisal Report of Net Equity at Market Value”). The Appraisal Report of Net Equity at Market Value constitutes Annex 4.7 to the Protocol and Justification.

4.8. Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of [=] shall be submitted for confirmation to the General Shareholders’ Meeting of the Holding that will decide about the Merger of FIBRIA’s Shares, and, (ii) the appointment of [=] shall be submitted for confirmation to the General Shareholders’ Meeting of SUZANO that will decide about the Holding Merger.

4.9. [=] and [=] declare that (i) there is not any actual or potential conflict or community of interests, with the Companies’ shareholders or, further, as regards the Merger of FIBRIA’s Shares or the Holding Merger, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. [=] and [=] were selected for the works described herein in consideration of the wide and renowned experience both specialized companies have in preparing reports and appraisals of such nature.

4.10. SUZANO and the Holding, as the case may be, shall bear all the costs related to the hiring of [=]and [=] for preparing the Appraisal Report of FIBRIA’s Shares, the Appraisal Report of Holding and the Appraisal Report of Net Equity at Market Value, as the case may be.

4.11. Each of the managements of SUZANO and of FIBRIA has retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion.

4.12. Each of the managements of SUZANO and of FIBRIA has also prepared pro forma financial information for the surviving companies, as if they already existed, having the Base Date as reference, prepared in accordance with Law No. 6404/76, and with rules issued by the Brazilian Securities and Exchange Commission and submitted to reasonable assurance by an independent auditor registered with the Brazilian Securities and Exchange Commission.

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5. Corporate Approvals

5.1. The making of the Merger of FIBRIA’s Shares, of the Redemption and of the Holding Merger will depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which acts shall be coordinated in order to occur at the same date:

(a)                       extraordinary shareholders’ meeting of FIBRIA for it, in this order, to (i) approve the waiver of conduction of a public offer of acquisition of shares issued by FIBRIA, as set forth in Art. 33 of FIBRIA’s Articles of Incorporation within the scope of the Transaction; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by the Holding;

(b)                       extraordinary shareholders’ meeting of the Holding for it, in this order, to (i) approve the Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of [=]; (iv) approve the Appraisal Report of FIBRIA’s Shares; (v) approve the creation of a class of preferred shares, as per item 4.1.1 above; (vi) approve the Merger of FIBRIA’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the directors of FIBRIA, with consequent amendment to its articles of incorporation; (viii) approve the Redemption, with consequent amendment to its articles of incorporation; (ix) approve the Merger of the Holding into SUZANO; and (x) authorize the subscription, by its directors, of new shares to be issued by SUZANO; and

(c)                        extraordinary shareholders’ meeting of SUZANO for it, in this order, to (i) approve the investment, by SUZANO, either directly or through any of its Affiliates, in the amount of least [twenty-nine million, thirty-six thousand, seven hundred and thirty-two Reais and fifty cents (R$29,036,732.50)], upon subscription of new shares in the Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of [=];(iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by the Holding’s directors, with further amendment to its articles of incorporation; and (vii) approve the amendment to its articles of incorporation, substantially in the terms of Annex 5.1(c)].

5.1.1. The managements of the Companies shall call the above referred general meetings and shall make their best efforts for the same to be held as soon as possible, so that the general meetings shall occur within not later than forty-five (45) days counted from the date of the declaration of effective time by the SEC of the registration statement filed by SUZANO with the SEC for purposes of calling, holding and approving the Transaction by Fibria’s General Shareholders’ Meeting.

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6. Filing with the Government Authorities

6.1. SUZANO shall file the Transaction with ANEEL and with ANTAQ (Identified Government Authorities) and with CADE within forty-five (45) days from this date, and with the other Antitrust Government Authorities within sixty (60) days from this date, which shall be actively and diligently conducted by the legal counsels appointed by SUZANO.

6.1.1. As far as the filing with CADE is concerned, the time period provided for in Section 6.1 above shall be deemed to have been met upon the filing of a draft notice with the CADE (containing the answers to the items listed in Annex I to CADE Resolution No. 2/2012) for preliminary review by the General Superintendent’s Office of CADE. As far as the other Antitrust Government Authorities are concerned, the time period provided for in Section 6.1 above shall be deemed to be have been met upon the filing of a draft of the respective notice for beginning of the pre-notice period (and, in the case of the People’s Republic of China, with the filing of the initial notice for beginning of the pre-acceptance period), if applicable, or of the formal filing, in case the filing of a draft notice is not provided for in the applicable rules. Suzano shall make its best efforts to proceed to the formal filing of the notices of the Transaction with the Antitrust Government Authorities as soon as reasonably possible after the filing of the initial drafts.

6.2                              Without the prior consent by Suzano, Fibria shall not make any contact with any Antitrust Government Authorities regarding the Transaction. In case such contacts may become possibly necessary, Suzano shall have the opportunity to follow-up, take part in and lead such contacts.

7. Other Covenants

7.1. Until the Transaction Completion Date and save as otherwise provided for in this Protocol and Justification or if necessary for the completion of the Transaction, FIBRIA and SUZANO shall keep the regular course of their businesses and shall refrain themselves from performing any acts which may, in any way, materially affect their businesses or operations and, consequently, change, also materially, the balance of the replacement ratios defined herein or, further, prevent or impair the completion of the Transaction.

7.1.1. Without prejudice to the provisions in the head paragraph of this item 7.1, FIBRIA and SUZANO undertake to, until the Transaction Completion Date:

(i)                           Conduct their activities in accordance with the provisions in their respective Articles of Incorporation;

(ii)                        Not to issue, redeem, amortize, reimburse or repurchase shares or any securities convertible into or exchangeable for shares of the respective Company, as well as increase or reduce their capital stock;

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(iii)                     During the period of one hundred (100) days counted from March 15, 2018, not to carry out, either by itself or by its subsidiaries, the issue of any debt security and/or the execution of agreements or contracts with foreign financial institutions for the borrowing of new debts in foreign currency. For the sake of clarity, this prohibition does not include (a) any debt in Brazilian currency (Reais), entered into in Brazil, with Brazilian financial institutions, or though issue of debt securities in the local market; (b) disbursements related to agreements already entered into prior to March 15, 2018; (c) advances of exchange contracts; (d) advances against delivered bills of exchange; (e) any intercompany loans; and (f) entering into a Revolving Credit Facility (RCF) of up to five hundred million North-American Dollars (US$500,000,000.00) with any domestic or foreign banks;

(iv)                    No to dispose of or encumber an equity interest or enter into investment agreements, shareholders’ or quotaholders’ agreements, consortium or joint venture agreements implying aggregate investments by the respective Company, equal to or in excess of fifty million Reais (R$50,000,000.00);

(v)                       Not to effect any new vesting under FIBRIA’s stock purchase option plan, except for the purpose of compliance with the obligations already provided for in agreements already entered into;

(vi)                    Not to dispose of or encumber fixed assets whose aggregate value is equal to or higher than fifty million Reais (R$50,000,000.00);

(vii)                 Comply and not to change the related parties’ policy currently adopted by FIBRIA, and not to enter into agreements other than in conformity with the past practice, except as otherwise agreed upon by the Parties;

(viii)              Not to forgive, cancel, compromise, novate, waive or release any debts, claims or rights of the respective Company in an individual or aggregate amount of more than fifty million Reais (R$50,000,000.00);

(ix)                    No to change (or allow to be changed), in any manner, its accounting practices, policies or principles or the methods by which the referred principles are applied, except if provided by Law;

(x)                       Except (a) for the replacement or hiring of directors, (b) for the granting of retention plans to executive officers, and (c) as required by Law or provided for in the respective compensation agreements or variable compensation plan in effect, not to increase the compensation or change the terms of the employment contract or of the hiring of members of the Board of Directors and executive officers of the respective Company, other than in the regular course of business and in accordance with the past practice;

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(xi)                    Pay the amounts arising out of (a) shares granted under the current FIBRIA’s stock purchase option plans, (b) vesting granted under the current FIBRIA’s long-term incentive program, and (c) the FIBRIA’s current variable invested compensation program, which shall be deemed to be vested at the Transaction Completion Date and valued according to the valuation of FIBRIA’s shares;

(xii)                 Not to grant guaranties on behalf of third parties, except to guaranty obligations of its subsidiaries or controlled entities;

(xiii)              Not to exceed the aggregate value of investments of FIBRIA’s capital budget for year 2018 as disclosed in Fibria’s Form 20-F filed with SEC on February 27, 2018 (as well as the capital budget that may be approved for year 2018, if applicable), including through the acquisition of an equity interest, in an individual or aggregate value in excess of two hundred million Reais (R$200,000,000.00); and

(xiv)             Not to approve the filing, file or take any action seeking a request for court or out-of-court reorganization, declaration of voluntary bankruptcy, dissolution or liquidation of the respective Company.

7.2                              The Parties undertake to cooperate in the performance of all acts required by the other Parties for the compliance with the Conditions Precedent, and the approval of the Transaction as soon as possible.

7.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General shareholders’ meetings that will decide about the approval of the Protocol and Justification, are reciprocally dependent legal transactions, it being a premise that a transaction is not effective without the others also becoming effective.

7.4. SUZANO, by this Protocol and Justification, is a co-obligor with the Holding in all the obligations involving the Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the corporate approvals for the Transaction as set forth in item 5.1 are obtained, will be jointly and severally liable with the Holding for all the payments that may be due by the Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share.

7.5. If, after all the corporate approvals for the Transaction provided for in item 5.1 have been obtained, the completion of the Transaction does not occur within eighteen (18) months counted from March 15, 2018, as a result of default in the obligations set forth in this Protocol and Justification by any of the Companies, including in case of falsehood, insufficiency, omission, error or inaccuracy of the representations and warranties made by the Companies under the terms

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of item 7.6, (and, provided that such default has not been cured or remedied within 60 days from the date of the notice of default sent by the other Company to the Company in charge for such purpose (“Cure Period”), the non-defaulting party may terminate the Transaction and file a claim for possible losses and damages.

7.6. SUZANO, as regards itself and the Holding, and FIBRIA, as regards itself, represent and warrant to each other the following:

(a)                       SUZANO and FIBRIA are publicly-held companies, duly organized and validly existing under the Laws of the Federative Republic of Brazil. The Holding is a joint stock company, duly organized and existing under the Laws of the Federative Republic of Brazil, without any operation or liability whatsoever.

(b)                      Except as provided for herein, SUZANO, the Holding and FIBRIA are fully empowered to enter into this Protocol and Justification, perform all the transactions provided for herein and comply with all the obligations undertaken herein, having taken all the necessary actions for authorizing the entry into these presents and the performance of the obligations hereunder. To their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already regulated in this Protocol and Justification.

(c)                       Save for those approvals provided for in item 3, neither the execution and delivery of this Protocol and Justification by SUZANO, by the Holding and by FIBRIA, nor the performance by the Companies of any and all of their obligations hereunder:

(i)                                     Violate or conflict with any statute, agreement, Law, license or permit, of any court or other government or regulatory authority to which they are subject; or

(ii)                                  To the best understanding of the respective Party, require any consent, approval or authorization from, notice to, or filing or registration with, any person, entity, court or government or regulatory authority, except for the approvals provided for in this Protocol and Justification.

(d)                       As of this date:

(i)                 The capital stock of SUZANO is exclusively represented by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in SUZANO’s Reference Form.

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(ii)              The capital stock of FIBRIA is exclusively represented by five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in FIBRIA’s Reference Form.

(iii)           The Holding’s capital stock is exclusively represented by [=] ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof by any other person than SUZANO.

(e)                        Their respective audited financial statements as of the Base Date and, in relation to SUZANO and to FIBRIA, the Companies’ most recent Reference Forms, as filed and made available from the website of the Brazilian Securities and Exchange Commission, fairly reflect, as of their date of disclosure, in their material aspects, the best understanding of the Companies’ managements (as the case may be) about their businesses, as required by the applicable law. FIBRIA’s most recent annual report, prepared in  Form 20-F and filed with SEC, as well as the information provided to SEC under Form 6-K, reflect, as of their issuance date, in all material aspects, the best understanding of FIBRIA’s management about its businesses, operations and contingencies at their respective disclosure date. Since the disclosure of the Companies’ Reference Forms, and, in case of FIBRIA, of Form 20-F and Form 6-K, and until March 15, 2018, to the best understanding of the Companies’ managements, as applicable, there has been no act, fact or event which materially changes the information contained in such forms.

7.7. The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8. Miscellaneous

8.1. Once the Transaction has been approved, it shall be incumbent upon SUZANO’s directors to perform all the acts necessary for the implementation of the Holding Merger, including the cancellation of the registration of the Holding with the competent federal, state and municipal government entities, as well as keeping the Holding’s accounting records for the term provided for in the law.

8.2. The applicable documentation will be available to the Companies’ shareholders at the respective head offices as from the date of the call notice of the Extraordinary Shareholders’ Meetings of the Companies, and/or, as the case may be, at the Investor Relations’ websites of

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FIBRIA (https://ri.fibria.com.br/) and of SUZANO (http://ri.suzano.com.br/) and on the websites of the Brazilian Securities and Exchange Commission and of B3 S.A. — Brasil, Bolsa, Balcão.

8.3. Save as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party incurring the same (provided that SUZANO shall bear the costs and expenses incurred by the Holding), including expenses for their respective counsels’, auditors’, appraisers’ and attorneys’ fees.

8.4. This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.5. A possible declaration by any court of nullity or non-effectiveness of any of the provisions set forth in this Protocol and Justification shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

8.6. The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.7. This Protocol and Justification is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

8.8. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the Companies shall be prohibited.

8.9. This Protocol and Justification, signed in the presence of 2 witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

9. Applicable Law and Settlement of Disputes

9.1. This Protocol and Justification shall be construed and governed by the Brazilian laws.

9.2. The Companies agree that any dispute arising out of or related to this Protocol and Justification, including, without limitation, a dispute regarding the existence, validity, effectiveness, interpretation, execution or termination hereof, which may not be amicably settled within a non-extendable period of thirty (30) days, shall be settled by arbitration procedure to be conducted by

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the B3 Market Arbitration Chamber (“Arbitration Chamber”), in accordance with its applicable regulation at the time of the filing of the arbitration proceedings, this item 9 being valid as an arbitration clause for effect of the provisions in paragraph 1 of article 4 of Law No. 9.307/96. The management and correct pursuance of the arbitration procedure shall equally be in charge of the Arbitration Chamber. The Parties acknowledge that the obligation to seek an amicable settlement does not prevent the immediate filing of the arbitration procedure if any of the Parties deems that a settlement is not possible to be reached.

9.2.1                   The arbitration tribunal shall be made up of three (3) arbitrators (“Arbitration Tribunal”), one of them being appointed by the Party(ies) seeking to commence the procedure, another by the other Party(ies), and the third arbitrator, who shall act as President of the Arbitration Tribunal, by the arbitrators appointed by the Parties. In case one of the Parties shall fail to appoint an arbitrator or in case the appointed arbitrators do not reach a consensus as for the third arbitrator, the President of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

9.2.2                   The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting an extrajudicial execution instrument binding on the Parties and their successors, which agree to comply with the terms of the arbitration award, regardless of judicial execution.

9.2.3                   Notwithstanding the foregoing, each Party has the right to file a request for legal remedies in order to (a) obtain any “emergency measures” that may be necessary prior to the constitution of the Arbitration Tribunal, and such measures shall not be deemed as waiver of the arbitration procedure by the Parties, (b) enforce any arbitration decision, including final arbitration award, and (c) ensure the installation of the Arbitration Tribunal. For such purpose, the Parties elect the court of the judicial district of São Paulo, State of São Paulo, at the waiver of any other, however privileged it may be.

9.2.4                     The arbitration seat shall be the city of São Paulo, State of São Paulo.

9.2.5                   The arbitration procedure shall be conducted in Portuguese language.

9.2.6                   The dispute shall be decided in accordance with the Brazilian laws, with judgment in equity being prohibited.

9.2.7                   The arbitration procedure will be secret. The Parties agree not to disclose arbitration information and documents. The disclosure may be made if (i) the duty to disclose arises out of law, (ii) it is ordered by an administrative or judicial authority, or (iii) it is necessary to defend the Party’s interest.

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In witness whereof, the directors of the Companies execute this Protocol and Justification in five (5) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, [=].

(remainder of this page intentionally left blank)

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Exhibit D

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

[Antitrust Protocol]

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PROTOCOL FOR EXCHANGE OF SENSITIVE INFORMATION BY CLEAN TEAM AND PROCEDURES FOR INTEGRATION PLANNING BY THE EXECUTIVE COMMITTEE — “ANTITRUST PROTOCOL”

This Protocol for Exchange of Sensitive Information by Clean Team and Procedures for Integration Planning by the Executive Committee (“ANTITRUST PROTOCOL”) is executed by and between:

SUZANO PAPEL E CELULOSE S.A., a publicly-held company enrolled with CNPJ/MF under No. 16.404.287/0001-55, with its principal place of business in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto No. 1752, 10th floor, rooms 1010 and 1011, Pituba, Postal Code 41810-012, herein represented on the terms of its Bylaws (“SUZANO PAPEL E CELULOSE”); and

FIBRIA CELULOSE S.A., a publicly-held company enrolled with CNPJ/MF under No. 60.643.228/0001-21, with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos No. 302, 3rd and 4th (part occupancy) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, Postal Code 04551-010, herein represented on the terms of its Bylaws (“FIBRIA”);

SUZANO PAPEL E CELULOSE and FIBRIA are referred to indistinctively and severally as “Party” and jointly as “Parties”,

1. WHEREAS:

1.1. The Controlling Shareholders of Suzano and Controlling Shareholders of Fibria, as defined in the Voting Agreement And Other Obligations executed by and between the said parties and SUZANO PAPEL E CELULOSE on March 15, 2018, have agreed to perform the combination of operations and equity interests of SUZANO PAPEL E CELULOSE and FIBRIA, by means of a corporate restructuring that will result in the conversion of FIBRIA into a wholly-owned subsidiary of SUZANO PAPEL E CELULOSE and in the receipt, as consideration, by all of the shareholders of FIBRIA, in the same conditions, of a certain amount in cash and in new common shares issued by SUZANO PAPEL E CELULOSE (the “Transaction”);

1.2. This Antitrust Protocol intends to assure that the exchange of Sensitive Information (as defined below) that is necessary for the assessment and planning of the Transaction and of its planning integration shall not result in any violation of the rules of defense of competition in any jurisdiction, particularly but not limited to Law No. 12.529/2011, as well as stipulates the

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procedure for exchange of Sensitive Information relating to the Transaction and the corresponding auditing, assessment, quantification of synergy, regulatory approvals and/or planning of integration.

1.3. The terms of this Antitrust Protocol are binding on the Parties and the members of the Clean Team and of the Executive Committee, and shall apply likewise to the members of the Clean Team and of the Executive Committee designated in Exhibit I of this Antitrust Protocol, as well as the members that may be designated by the parties subsequently to the date of execution of this instrument, which shall formally accept the terms established hereunder by means of execution of the Instrument of Adhesion included in Exhibit III.

2. DEFINITION OF SENSITIVE INFORMATION

2.1. Pursuant to the general definition divulged by the Administrative Council of Economic Defense (CADE), and adopted by the Parties for the purposes of this Antitrust Protocol, the following information shall be considered to be “Sensitive Information” and, thus, deserving more attention by the Parties, information comprising data that are competitively sensitive on the items listed below, but do not include any data and information on such items made available in an aggregate and/or lagged form for at least three (3) months:

a)             costs incurred by the parties involved;

b)             level of capacity and expansion plans;

c)              marketing strategies;

d)             pricing of products (prices, profit margin and discounts);

e)              clients and assured discounts;

f)               employee salaries;

g)              suppliers and the terms of contracts executed with them;

h)             non-public information on the trademarks and patents and Research and Development (R&D);

i)                 competitive strategies, among others.

2.2. All of the Sensitive Information must be (i) marked as “Confidential Clean Team” at the time of its availability, (ii) inserted in the “Clean Team” file on an electronic data room related to the Transaction, the access to which shall remain restricted to the members of the relevant Clean Teams, or (iii) if verbal, identified as having access to the Clean Team by the Party that makes it available at the time of such availability.

2.3. Not to be included among the Sensitive Information is any information that (i) is in the public domain prior to disclosure to the other party; (ii) is legally in possession of the party prior to the disclosure; or (iii) enters the public domain by means of a publication, act or omission by any party that is not the receiver of such Sensitive Information.

50

3. TREATMENT OF THE SENSITIVE INFORMATION

3.1. The Sensitive Information shall only be disclosed for the following purposes:

•                  Conduction of the restricted due diligence of FIBRIA by SUZANO PAPEL E CELULOSE for assessment of the terms of the Transaction;

•                  Assessment of possible synergies between the businesses of the Parties expected upon conclusion of the Transaction;

•                  Analysis and establishment of the terms of the Transaction;

•                  Planning of the process of integration to be implemented subsequent to the Transaction;

•                  Conduction of competition analysis and/or preparation of the form for submission and other documents of the notification of the Transaction to the CADE and to the other governmental Antitrust authorities to which the Transaction will be presented (“Governmental Competition Authorities”).

3.2. The Sensitive Information shall be maintained strictly in secrecy and shall not be used for any other purpose (including but not limited to competition-related or commercial purposes) that is not the one designated in item 3.1 above.

3.3. The Party that receives the Sensitive Information shall assure that the Sensitive Information received shall only be made available to:

i.                  its collaborators that are members of the Clean Team (Exhibit I) or those that may be included in the Clean Team after the date of execution of this Antitrust Protocol and upon execution of the Instrument of Adhesion to this Antitrust Protocol (pursuant to Exhibit III);

ii.               its executives that are members of the Executive Committee (Exhibit I) or those that may be included in the Executive Committee after the date of execution of this Antitrust Protocol and by means of execution of the Instrument of Adhesion hereto (pursuant to Exhibit III), provided that they receive information only from the Clean Team in the form of the reports and summaries permitted pursuant to item 4.8 below;

iii.            outside advisors upon execution of the Instrument of Adhesion to this Antitrust Protocol by a person that is authorized to represent the legal entity of the outside advisory (pursuant to Exhibit III);

iv.           an outside antitrust attorney and any advisors that are contracted by an outside antitrust attorney by means of the execution of the Instrument of Adhesion to this Antitrust Protocol (pursuant to Exhibit III) by a person that is authorized to represent the legal entity of the attorneys’ office and of the outside advisory.

51

3.4. Each Party must maintain an accurate record of all of the Sensitive Information disclosed to the other Party in the context of the Transaction, the date and the circumstances of the disclosure (e.g. availability in the data room, correspondence, meeting, telephone conferences, among others).

3.5 Each Party must systematize and organize the Sensitive Information in a Clean Room (virtual data room), the access to which shall be restricted to the members of the relevant Clean Teams authorized to access such Sensitive Information, so as to restrict the decentralized disclosure of Sensitive Information to the other Party.

4. CLEAN TEAM AND EXECUTIVE COMMITTEE

4.1. Each Party shall notify the other Party regarding the persons that will be part of the Clean Team, who shall not be part of the Executive Committee.

4.2. Each Party shall notify the other Party of the persons that will participate in the Executive Committee, who shall not be part of the Clean Team.

4.3. A person shall not become a member of the Clean Team or of the Executive Committee until the contact of the legal team of the relevant Clean Team or of the Executive Committee has provided all of the necessary information to such individual and that he or she has become aware of and has accepted the totality of the obligations provided in this Antitrust Protocol.

4.4. Each Party has the right to add or replace the members of the Clean Team or of the Executive Committee at any time, by giving written notification to the other Party, including a copy of the Instrument of Adhesion to this Antitrust Protocol duly executed by the new member of the Clean Team or of the Executive Committee.

4.5. Each Party shall ensure that its relevant Clean Team is made up only of persons that need to have access to the Sensitive Information for the purposes established in Article 3.1 above. The Clean Teams shall not consist of any employees or representatives of the Parties that are directly involved, irrespective of their position (i) in the commercial and/or strategic transactions and decisions (including but not limited to the transactions or decisions involving prices, sales, relationship with clients, futures offerings and marketing) of the day-to-day businesses of the Party, and (ii) other areas of the business that are sensitive to the commerce and that are considered to be direct competitors in the market of activity of the Parties during the Restriction Period.

4.6. For the purposes of this Antitrust Protocol, “Restriction Period” shall be the period in which a person becomes a member of the Clean Team of one of the Parties (even if subsequently he/she leaves the Clean Team) until the event that occurs first among those designated below:

52

•                  conclusion of the transaction discussed among the Parties pursuant to the Transaction; or

•                          twelve (12) months as from the moment in which the access to the Sensitive Information by the Clean Teams of the Parties has ceased.

4.7. Each Party must assure that the Sensitive Information shall not be disclosed to other persons or entities that are not included in the Clean Team of the other Party, and that the Sensitive Information shall be maintained separately from the other documents and records, as well as shall be protected with the same level of security and degree of care that would be applied to their own Sensitive Information.

4.8. The Clean Team and/or the outside advisors of the Parties must report to the Executive Committee of the Party to which they are related any conclusion or result of any analysis deriving from their revision of the Sensitive Information, as reasonably necessary for the purposes designated in Article 3.1, provided that any Sensitive Information (i) has been omitted, edited, aggregated or sufficiently hidden, or (ii) is a summary of the Sensitive Information that per se does not represent Sensitive Information (for example, provided that the information contained in such summary has been sufficiently aggregated and/or lagged (in at least three (3) months).

4.9. If any one of the Parties or a member of the Clean Team is required by any law, rule or regulation, or further, requested or required by any court, legislative or administrative body, to disclose any sensitive information, then the Party or the member of the Clean Team, as the case may be, shall, to the extent permitted by law, promptly and prior to disclosure, notify the Party that provided the requested information, as well as provide complete documentation concerning the disclosure, so that an appropriate protective measure can be requested and/or any action be taken, if possible.

4.10. The members of the Executive Committee of the Parties may hold meetings with the purpose of addressing the future process of integration of the Parties. For the purpose of ensuring that such meetings will not result in any violation of antitrust rules in any jurisdiction, particularly but not limited to Law No. 12.529/2011, the Parties hereby agree to refrain from exchanging Sensitive Information in such meetings or by any other mean that is not the Clean Team, to maintain records in agendas and minutes of the meetings and to have the supervision of an independent member in such meetings. Such procedures must be adopted even after approval by the pertinent antitrust authorities and until conclusion of the Transaction.

5. CONTACTS

5.1 Each Party designates hereby a person to provide the necessary legal guidance to its Clean Team and Executive Committee. All of the requests for information, clarifications or advisory

53

made to or by the Clean Team or Executive Committee shall be managed by the relevant members that are legally responsible for the Parties, as designated below.

For SUZANO PAPEL E CELULOSE:

Internal Attorneys:

[=]

Outside Attorneys:

[=]

For FIBRIA:

Internal Attorneys:

[=]

Outside Attorneys:

[=]

5.2. The Parties may periodically replace and/or add other legal representatives. Any alteration of a legal representative by one of the Parties shall be notified in writing to the legal representatives of the other party.

6. OUTSIDE ADVISORS

6.1. Each Party may provide Sensitive Information to an outside professional advisor designated by the other Party and contracted by such Party to assist it in relation to the operation that is subject-matter of the Transaction (independent accountants, attorneys, financial advisors, etc.), provided that the such outside professional advisor has duly executed the Instrument of Adhesion to this Antitrust Protocol and/or a person that is authorized to represent the legal entity of the attorneys’ office and of the outside advisory (pursuant to Exhibit III).

7. RETURN AND DESTRUCTION OF THE SENSITIVE INFORMATION

7.1. In the case of finalization of the understandings relating to the Transaction, all of the Sensitive Information shall be returned to the owner or destroyed as agreed between the Parties in writing.

54

7.2. In addition, it is understood that in the event that the proposed Transaction is not concluded, the obligations established in this Antitrust Protocol shall remain in force for a period of twelve (12) months after the end of the negotiations, which date shall be formalized by the Parties in writing.

8. VIOLATION

8.1. The Parties are aware and agree that the violation of the provisions contained in this Antitrust Protocol may cause irreparable damages that cannot be adequately remedied by a legal measure. Thus, the Parties have the right to seek specific performance of the provisions of this Antitrust Protocol to forbid a violation or threat of violation and any other measure, including damages and provisional remedies, granted by a court with jurisdiction as established below.

8.2. The Parties agree that the confidentiality established in this Antitrust Protocol imposes affirmative and negative covenants, with the possibility of specific execution of such obligations to avoid or remedy the violation of this covenant, whereby the Party that has its Sensitive Information disclosed may proceed on the terms of Articles 632 et seq of the Brazilian Code of Civil Procedure, without prejudice to the other measures provided by law.

9. APPLICABLE LEGISLATION

9.1. This Antitrust Protocol and any other obligation that may arise in connection with the matter provided hereunder shall be construed and governed pursuant to the laws of the Federative Republic of Brazil. In the event of any litigation deriving from this Antitrust Protocol or in connection with any non-contractual obligations or others that derive herefrom or are related hereto, the Parties elect the courts of the judicial district [of São Paulo, State of São Paulo], waiving any other, no matter how privileged it may be.

In witness hereof, the parties execute this instrument in two (2) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, [=].

SUZANO PAPEL E CELULOSE

Name:
Title:

55

Name:
Title:

FIBRIA

Name:
Title:

Name:
Title:

Witnesses:

1.		2.
Name:
ID No.:

56

EXHIBIT I TO THE ANTITRUST PROTOCOL

MEMBERS OF THE CLEAN TEAM

SUZANO PAPEL E CELULOSE’S CLEAN TEAM

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

FIBRIA’S CLEAN TEAM

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

MEMBERS OF THE EXECUTIVE COMMITTEE

SUZANO PAPEL E CELULOSE’S EXECUTIVE COMMITTEE

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

FIBRIA’S EXECUTIVE COMMITTEE

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

57

EXHIBIT II —

Guidance — Clean Team

Purpose: To minimize the risks of occurrence of “gun jumping” and violation of the antitrust rules. For such purpose the Parties must avoid the practice of any activities that could characterize the conclusion of the Transaction prior to its closing.

Based on the above, the Parties must maintain their physical structures and the competitive conditions unaltered until the conclusion of the Transaction, with prohibition, except in the ordinary course of business and consistent with past practices, of:

•                  any transfers of assets between the Parties;

•                  any type of influence of a Party on the normal course of the businesses of the other, including strategic aspects of the businesses such as submission of decision on prices, clients, commercial or sales policy, planning, market strategies and other sensitive decisions;

•                  the exchange of information that is sensitive in terms of competition and that is not strictly necessary for the execution of the entailing documents between the Parties.

The Parties must observe the following guidance:

•                  the Parties may not coordinate their activity with clients, potential clients, suppliers or potential suppliers, or in any other way cooperate in relation to commercial matters;

•                  the Parties may plan the integration but may not implement any step of the integration until the closing of the Transaction;

•                  Information that is sensitive in terms of competition must be exchanged only for conduction of audit, facilitate the planning of the integration and obtain regulatory approvals;

•                  Whenever possible, share only historical information (which has been lagged for at least three (3) months) and/or aggregated to reduce the competition-related sensibility of the information; and

•                  All of meetings between the Parties shall follow an agenda that is pre-approved by the legal advisors.

EXAMPLES OF INFORMATION THAT CAN BE SHARED:

i.                                Aggregate or old (legged for at least three (3) months), that does not disclose details about specific clients;

ii.                             Disclosed for purposes of conduction of due diligence and provided that it is not disclosed to any person of the area of marketing, attribution of price or sales/commercial of SUZANO PAPEL E CELULOSE;

iii.                          Disclosed by means of use of an independent agent that collects the information from

58

FIBRIA and presents it to SUZANO PAPEL E CELULOSE in an aggregate form, and/or legged for at least three (3) months;

iv.                         General financial information such as balance sheet or similar data;

v.                            General information on products and their production lines, as well as on the general activities of the business;

vi.                         General information on data processing and technology systems in general;

vii.                      Reports on occupational safety and health;

viii.                   General information on the medical and dental health plan and other human resources data that are not specific of the employees (such as salaries and benefits received);

ix.                         Information in relation to the operational, management and personnel management;

x.                            General information on joint ventures or corporate arrangements to which the company is a party;

xi.                         Any information that is normally made available to third parties (for example, analysis of the acts of the company) and that clearly does not have content that could be construed as sensitive in terms of competition.

EXAMPLES OF SENSITIVE INFORMATION:

i.                  Current and future price, price table, pricing policy, plan and other competitive terms in relation to sales;

ii.               Current or future profit margin or profitability target of certain products;

iii.            Forecasts of future or perspective earnings/invoicing;

iv.                         Costs of specific products;

v.                            Competitive strategies or policies;

vi.                         Future business plans, including those relative to marketing, sales, promotions, investments, expansion and contracting, budget or insertion of new products;

vii.                      Identification of potential clients or suppliers;

viii.                   Current negotiations with clients;

ix.                         Bidding procedures in which FIBRIA participates or intends to participate;

x.                            Specific clients relating to cost, price, profitability, profit margin, marketing or products development plan;

xi.                         Technologies detained by FIBRIA;

xii.                      Potential mergers, acquisitions and/or other corporate reorganizations in potential;

xiii.                   Information of a commercial nature, such as price policies, discounts, sales strategies;

xiv.                  Any business information that can be used to restrict competition — particularly if no consummation of the transaction occurs;

xv.                     Any information that grants a competitive advantage or that encourages any one of the parties to alter their business strategy in detriment of the consumers;

xvi.                  Information that, if known to the competing party, raises its capacity of forecasting the prices and production strategies of the other party, or innovations strategies with a certain

59

degree of assurance and specificity;

xvii.               Information that is not reasonably related with the conduction of a due diligence or the planning of integration;

xviii.            Information that gives rise to alteration in the business strategies of SUZANO PAPEL E CELULOSE prior to consummation of the transaction;

xix.                  Information that interferes in the capacity of the CADE or of other Antitrust Authorities in obtaining an effective remedy.

60

EXHIBIT III —

INSTRUMENT OF ADHESION TO THE ANTITRUST PROTOCOL

I,                    , hereby represent that I have read fully the Protocol for Exchange of Sensitive Information by Clean Team and Procedures for Integration Planning by the Executive Committee (“Antitrust Protocol”), and agree to become bound to its terms and conditions.

Further, I agree to refrain from disclosing to anyone the Sensitive Information (as defined in the Antitrust Protocol) made available to the Clean Team, except pursuant to the provisions of the Antitrust Protocol, and to use and store information only in accordance with the guidelines shown in the Antitrust Protocol.

I also agree that (i) any Sensitive Information disclosed to me on account of my inclusion in — and of the works carried out in relation to — the Clean Team shall be used strictly for the purposes established in Article 3.1 of the Antitrust Protocol and never for any other purpose, and (ii) I shall not use such Sensitive Information in any business matter, or for own use (including improper use of privileged information), nor shall disclose such Sensitive Information to any other person other than as established in the Antitrust Protocol.

I hereby represent that I am aware of the penalties (in the administrative, civil and criminal spheres) to which I am subject in the event of failure to comply with the obligations established for the members of the Clean Team and of the Executive Committee and of my obligations in relation to this project.

Executed by:

Date:

Name:

Title:

61

Exhibit E

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

ADHESION CONTRACT

By this adhesion contract (“Adhesion Contract”), Fibria Celulose S.A., publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its registered office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia (“Fibria”), represented pursuant to its Bylaws, adhere to the terms, irrevocably and irreversibly, on the Voting Agreement and Other Obligations executed on March 15, 2018 between, on the one hand, Suzano Holding S.A., David Feffer, Jorge Feffer, Daniel Feffer and Ruben Feffer and, on the other hand, Votorantim S.A. and BNDES Participações S.A. - BNDESPAR , and also, as a consenting party, Suzano Papel e Celulose S.A. (“Agreement”), specifically and exclusively with respect to the obligations applicable to it, contained in the following clauses of the Agreement:

(i)                                     Clause 1.3;

(ii)                                  Clause 3.3.1.1;

(iii)                               Clause 4.1 and its subClauses 4.1.1, 4.1.2 and 4.1.4;

(iv)                              Clauses VIII and IX;

(v)                                 Clause 10.1 and its subClauses 10.1.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8; and

(vi)                              Clause XI.

The Fibria also undertakes, as of this date, to comply with all provisions set forth in Clause 7.1 and subClause 7.1.1 of the Merger Protocol and Justification, which is attached to the Agreement.

São Paulo, [=] [=], 2018

Fibria Celulose S.A.

[...]

[...]

62

Exhibit E

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

ADHESION CONTRACT

By this adhesion contract (“Adhesion Contract”), [Holding], corporation, enrolled with the CNPJ/MF under No. [29.339.648 / 0001-79], with its registered office in [São Paulo], State of [ São Paulo], at Rua [Pamplona, No. 724, 7th floor, suite 77, Zipcode: 01405-001] (“Holding”), hereby represented pursuant to its Bylaws, adhere to the terms, irrevocably and irreversibly, on the Voting Agreement and Other Obligations executed on March 15, 2018, between, on the one hand, Suzano Holding S.A., David Feffer, Jorge Feffer, Daniel Feffer and Ruben Feffer and, on the other, Votorantim S.A. and BNDES Participações SA - BNDESPAR, and also, as a consenting party, Suzano Papel e Celulose S.A. (“Agreement”), specifies and exclusively with regard to the obligations applicable to it under the Agreement.

For the due purposes, the Holding expressly adheres to the provisions of Clause XI of the Agreement.

São Paulo, [=] [=], 2018.

Holding

[...]

[...]

63

SCHEDULE IV — FINANCIAL STATEMENTS USED FOR THE PURPOSES OF THE TRANSACTION

40

Fibria Celulose S.A.

Unaudited consolidated interim

financial information at March 31, 2018

and Report on Review of Interim

Financial Information

Report on review of interim financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Fibria Celulose S.A. and its subsidiaries (the “Company”) as at March 31, 2018 and the related condensed consolidated statement of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB).

São Paulo, April 23, 2018

PricewaterhouseCoopers	Luciano Jorge Moreira Sampaio Junior
Auditores Independentes	Contador CRC 1BA018245/O-1
CRC 2SP000160/O-5

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
(In thousands of Reais)

	March 31, 2018	December 31, 2017

Assets
Current
Cash and cash equivalents (Note 7)	2,852,443	4,051,717
Marketable securities (Note 8)	2,977,229	2,619,424
Derivative financial instruments (Note 9)	81,858	124,340
Trade accounts receivable, net (Note 10)	1,280,605	1,193,157
Inventory (Note 11)	2,589,279	2,080,403
Recoverable taxes (Note 12)	398,541	272,623
Other assets	165,755	188,497

	10,345,710	10,530,161

Non-current
Marketable securities (Note 8)	164,886	162,254
Derivative financial instruments (Note 9)	333,424	323,952
Related parties receivables (Note 14)	9,971	9,924
Recoverable taxes (Note 12)	1,735,420	1,868,294
Advances to suppliers	663,719	645,460
Judicial deposits	187,484	180,883
Deferred taxes (Note 13)	450,732	752,545
Other assets	118,508	119,945

Investments (Note 15)	157,141	152,905
Biological assets (Note 16)	4,204,267	4,253,008
Property, plant and equipment (Note 17)	15,175,691	15,101,738
Intangible assets (Note 18)	4,586,193	4,592,262

	27,787,436	28,163,170

Total assets	38,133,146	38,693,331

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
(In thousands of Reais)	(continued)

	March 31, 2018	December 31, 2017

Liabilities and shareholders’ equity
Current
Loans and financing (Note 19)	1,117,671	1,692,905
Derivative financial instruments (Note 9)	132,096	151,571
Trade payables (Note 20)	2,464,480	3,110,462
Payroll, profit sharing and related charges	112,573	201,949
Taxes payable	124,352	246,388
Dividends payable	261,565	261,567
Other payables	207,309	124,965

	4,420,046	5,789,807

Non-current
Loans and financing (Note 19)	17,804,178	17,605,658
Derivative financial instruments (Note 9)	129,482	162,519
Provision for legal proceeds, net (Note 21)	181,723	165,944
Other payables	322,596	319,474

	18,437,979	18,253,595

Total liabilities	22,858,025	24,043,402

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	19,902	13,361
Treasury shares	(22,550)	(23,086)
Other reserves	1,611,851	1,608,867
Statutory reserves	3,249,015	3,249,015
Retained earnings	613,241

Equity attributable to shareholders of the Company	15,200,465	14,577,163

Equity attributable to non-controlling interests	74,656	72,766

Total shareholders’ equity	15,275,121	14,649,929

Total liabilities and shareholders’ equity	38,133,146	38,693,331

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss
(In thousand of Reais, except for the income per shares)

	March 31, 2018	March 31, 2017

Net revenues (Note 22)	3,693,167	2,074,017
Cost of sales (Note 24)	(2,205,145)	(1,733,438)

Gross profit	1,488,022	340,579

Selling expenses (Note 24)	(184,843)	(105,483)
General and administrative (Note 24)	(73,968)	(58,565)
Equity in results of joint-venture	16	(91)
Other operating income and expense, net (Note 24)	(66,263)	53,366

	(325,058)	(110,773)

Income before financial income and expenses	1,162,964	229,806

Financial income (Note 23)	68,477	114,983
Financial expenses (Note 23)	(317,098)	(274,781)
Result of derivative financial instruments, net (Note 23)	57,065	287,133
Foreign exchange gain (loss) and indexation charges, net (Note 23)	(78,524)	203,873

	(270,080)	331,208

Income before income taxes	892,884	561,014

Income taxes
Current (Note 13 (b))	(18,463)	(19,588)
Deferred (Note 13 (b))	(259,290)	(212,429)

Net income for the period	615,131	328,997

Attributable to
Shareholders of the Company	613,241	326,652

Non-controlling interest	1,890	2,345

Net income for the period	615,131	328,997

Basic earnings per share (in Reais) (Note 25)	1.11	0.59

Diluted earnings per share (in Reais) (Note 25)	1.11	0.59

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income
(In thousand of Reais)

	March 31, 2018	March 31, 2017

Net income for the period	615,131	328,997

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations	3,710

	3,710

Tax effect regarding above items - 34%	(1,261)

	2,449

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets
Ensyn Corporation (“Ensyn”)	504	(2,905)
CelluForce Inc. (“CelluForce”)	(273)	(251)
Spinnova Oy (“Spinnova”)	579

	810	(3,156)

Tax effect regarding above items - 34%	(275)	1,073

	535	1,073

Total other comprehensive income (loss) for the period, net of taxes	2,984	(2,083)

Total comprehensive income for the period, net of taxes	618,115	326,914

Attributable to
Shareholders of the Company	616,225	324,569

Non-controlling interest	1,890	2,345

	618,115	326,914

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity
(In thousands of Reais)

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings	Total	Non- controlling interest	Total

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024		13,751,074	66,606	13,817,680

Net income								326,652	326,652	2,345	328,997
Other comprehensive income					(2,083)				(2,083)		(2,083)
					(2,083)			326,652	324,569	2,345	326,914
Transactions with shareholders
Stock option program (Note 31(ii))			834						834		834
Repurchase of shares				(831)					(831)		(831)

As at March 31, 2017	9,740,777	(11,771)	12,184	(11,209)	1,597,557	411,432	2,010,024	326,652	14,075,646	68,951	14,144,597

As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320		14,577,163	72,766	14,649,929

Net income								613,241	613,241	1,890	615,131
Other comprehensive income					2,984				2,984		2,984
					2,984			613,241	616,225	1,890	618,115
Transactions with shareholders
Stock option program (Note 31(ii))			435						435		435
Exercise of stock option program			(125)	536					411		411
Tax incentive - ICMS			6,231						6,231		6,231

As at March 31, 2018	9,740,777	(11,771)	19,902	(22,550)	1,611,851	465,695	2,783,320	613,241	15,200,465	74,656	15,275,121

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
(In thousand of Reais)

	March 31, 2018	March 31, 2017

Income before income taxes	892,884	561,014

Adjusted by
Depreciation, depletion and amortization (Note 24)	611,209	424,334
Depletion of timber resources from forestry partnership programs (Note 24)	8,428	11,480
Foreign exchange (gain) loss and indexation charges, net (Note 23)	78,524	(203,873)
Change in fair value of derivative financial instruments	(57,065)	(287,133)
Equity in results of joint-venture	(16)	91
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 24)	8,239	3,853
Gain on sale of investment - Losango Project	(61,648)
Interest and gain/losses from marketable securities	(34,147)	(82,660)
Interest expense	262,032	237,823
Change in fair value of biological assets (Note 16 and Note 24)	12,487
Impairment of recoverable taxes - ICMS	33,860	23,518
Tax credits
Stock option program	435	834
Transaction costs and other	10,108	8,581

Decrease (increase) in assets
Trade accounts receivable	(82,966)	84,747
Inventory	(379,871)	(111,782)
Recoverable taxes	(19,370)	(135,598)
Other assets	28,499	5,337

Increase (decrease) in liabilities
Trade payables	(653,468)	480,948
Taxes payable	(92,454)	(114)
Payroll, profit sharing and related charges	(89,375)	(55,355)
Other payables	89,909	13,732

Cash provided by operating activities	615,395	930,616

Interest received	52,914	71,901
Interest paid	(200,022)	(105,453)
Income taxes paid	(9,012)	(8,895)

Net cash provided by operating activities	459,275	888,169

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
(In thousand of Reais)

	March 31, 2018	March 31, 2017

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(760,847)	(1,345,590)
Advances for acquisition of timber from forestry partnership program	(26,035)	(3,727)
Proceeds from sale of investment - Losango Project		201,999
Marketable securities, net	(379,204)	(615,045)
Capital increase on joint-venture	(2,963)
Proceeds from sale of property, plant and equipment	999	8,929
Derivative transactions settled (Note 9(c))	37,562	62,766

Net cash used in investing activities	(1,130,488)	(1,690,668)

Cash flows from financing activities
Borrowings (Note 19)	556,595	2,394,185
Repayments of principal (Note 19)	(1,071,362)	(132,282)
Repurchase of shares		(831)
Exercise of stock option program	211
Dividends paid	(2)	(1)
Others	737	406

Net cash (used in) provided by financing activities	(513,821)	2,261,477

Effect of exchange rate changes on cash and cash equivalents	(14,240)	(63,536)

Net (decrease) increase in cash and cash equivalents	(1,199,274)	1,395,442

Cash and cash equivalents at beginning of the period	4,051,717	2,660,073

Cash and cash equivalents at end of the period	2,852,443	4,055,515

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (B3 S.A. - Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo, Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)) and Terminal Macuco located in the port of Santos, State of São Paulo (operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos SPE”)), which began its operations in February 2018.

(b)                                Voting agreement and other obligations

On March 16, 2018, we disclosed a Material Fact informing the market that, on March 15, 2018, Fibria’s controlling shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A., with Suzano Papel e Celulose S.A. acting as intervening party, entered into a Voting Agreement and other Obligations (“Agreement”), whereby Suzano’s controlling shareholders and Fibria’s controlling shareholders have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and the Company, through a corporate reorganization. The Company’s Board of Director approved its accession to the Agreement on March 27, 2018.

The transaction is subject to the fulfillment of suspensive conditions, including the approval by antitrust authorities.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, except for certain financial assets measured at fair value through profit or loss and through other comprehensive income, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)                                Accounting policies adopted

The consolidated interim financial information have been prepared and are being presented in accordance with IAS 34 - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2017, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB, as detailed in Note 2.1.1, 2.1.2 and Note 3 below.

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on April 23, 2018.

2.1.1                    Financial instruments — IFRS 9

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale. As a result, the financial assets are classified in one of the following categories: at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss.

The requirements for classification and measurement of financial liabilities were practically unchanged from the previous standard (IAS 39), including those related to embedded derivatives and the option to assign financial liabilities at fair value. The only exception introduced by the new standard for financial liabilities relates to liabilities designated at fair value. Since the Company has no financial liabilities designated at fair value, this change did not have any impact.

(a)                                Finacial asset’s, classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost, (b) at fair value through

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

other comprehensive income and (c) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired.

Regular purchases and sales of financial assets are recognized on the trade date — the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(i)                                   Amortized cost

Are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents, trade accounts receivable, other assets and marketable securities, for investments in agrarian debt securities. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(ii)                               Financial assets at fair value through other comprehensive income

Are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category.

This category includes the balance of other investments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on the result, except for the fair value of investments in equity instruments that are recognized in other comprehensive income.

(iii)                           Financial assets at fair value through profit or loss

That are either designated in this category or not classified in any of the other categories.

Are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome, not derivative instruments and, under “Income from derivative financial instruments”, for derivative instruments.

2.1.2                    Revenue recognition — IFRS 15

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

The Company follows the conceptual framework of the standard, based on the five-step model: (1) identification of contracts with customers; (2) identification of performance obligations under contracts; (3) determining the transaction price; (4) allocation of the transaction price to the performance obligation provided for in the contracts and (5) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)                                 Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the three-month period ended March 31, 2018, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations issued by IASB

The standard below has been issued and is effective for future periods, as from January 1, 2019. We have not early adopted this standard.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Standard	IFRS 16 — Leases
Effective date	January 1, 2019
Main points introduced by the standard

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).

Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Impacts of the adoption

The Company´s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2017 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Foreign exchange risk

	March 31, 2018	December 31, 2017

Assets in foreign currency
Cash and cash equivalents	2,612,675	3,583,241
Trade accounts receivable (Note 10)	1,095,179	1,042,107

	3,707,854	4,625,348

Liabilities in foreign currency
Loans and financing (Note 19)	10,911,256	10,695,696
Trade payables (Note 20)	1,655,474	1,541,247
Derivative financial instruments (Note 9)	112,870	99,279

	12,679,600	12,336,222

Liability exposure	8,971,746	7,710,874

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

4.2                              Liquidity risk

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2018
Loans and financing	1,893,125	2,555,384	10,443,486	10,678,487
Derivative financial instruments	114,188	52,955	128,465
Trade and other payables	2,671,789	69,817	50,787	42,296

	4,679,102	2,678,156	10,622,738	10,720,783

At December 31, 2017
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112
Trade and other payables	3,235,427	63,431	50,189	45,452

	5,840,466	2,789,821	9,214,228	10,032,880

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.3238). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	546,866	1,867,816
Loans and financing	2,708,916	5,417,833
Cash and cash equivalents	653,169	1,306,338

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at March 31, 2018. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	2,719	5,437
Currency basket	132	268
TJLP	2,343	4,655
Interbank Deposit Certificate (CDI)	4,549	9,014
IPCA	66	117

Derivative financial instruments
Interbank Deposit Certificate (CDI)	10,194	20,516
IPCA	270,354	539,456

Marketable securities (a)
Interbank Deposit Certificate (CDI)	12,785	25,430

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at March 31, 2018. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	113,410	233,601

6                                        Fair value estimates

In the three-month period ended March 31, 2018, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2017. There were no transfers between levels 1, 2 and 3 during the periods presented.

	March 31, 2018
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		415,282		415,282
Warrant to acquire Ensyn’s shares (Note 15(c))			10,270	10,270
Marketable securities (Note 8)	1,116,255	2,020,060		3,136,315

At fair value through other comprehensive income
Other investments - Ensyn (Note 15(c))			106,462	106,462
Other investments - CelluForce (Note 15(c))			16,652	16,652
Other investments - Spinnova (Note 15(c))			20,425	20,425

Biological asset (Note 16) (*)			4,204,267	4,204,267

Total assets	1,116,255	2,435,342	4,358,076	7,909,673

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(261,578)		(261,578)

Total liabilities		(261,578)		(261,578)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		448,292		448,292
Warrant to acquire Ensyn’s shares (Note 15(c))			9,825	9,825
Marketable securities (Note 8)	1,992,707	783,255		2,775,962

At fair value through other comprehensive income
Other investments - Ensyn (Note 15(c))			105,955	105,955
Other investments - CelluForce (Note 15(c))			13,962	13,962
Other investments - Spinnova (Note 15(c))			19,847	19,847

Biological asset (Note 16) (*)			4,253,008	4,253,008

Total assets	1,992,707	1,231,547	4,402,597	7,626,851

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(314,090)		(314,090)

Total liabilities		(314,090)		(314,090)

(*) See the changes in the fair value of the biological assets in Note 16.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

		March 31,	December 31,
	Yield used to discount (*)	2018	2017

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		348,057	349,595
Bonds - Fibria Overseas		6,409,237	6,589,506
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	2,975,590	2,267,818
Export credits (Finnvera)	LIBOR US$	1,470,871	1,356,872
In local currency
BNDES – TJLP	Brazilian interbank rate (DI 1)	1,433,048	1,908,852
BNDES – Fixed rate	Brazilian interbank rate (DI 1)	68,519	79,226
BNDES – Selic	Brazilian interbank rate (DI 1)	411,545	385,477
Currency basket	Brazilian interbank rate (DI 1)	73,522	481,088
Banco do Nordeste	Brazilian interbank rate (DI 1)		149,189
CRA	Brazilian interbank rate (DI 1)	5,206,187	4,783,841
FINEP	Brazilian interbank rate (DI 1)	978	1,133
FINAME	Brazilian interbank rate (DI 1)		167
NCE in Reais	Brazilian interbank rate (DI 1)	397,964	392,246
FDCO	Brazilian interbank rate (DI 1)	564,938	534,652

		19,360,456	19,279,662

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in March 31, 2018, are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.39	1M	1.83	1M	17.64
6M	6.22	6M	2.33	6M	5.57
1Y	6.30	1Y	2.42	1Y	4.52
2Y	7.29	2Y	2.58	2Y	4.30
3Y	8.14	3Y	2.66	3Y	4.29
5Y	9.04	5Y	2.71	5Y	4.45
10Y	9.89	10Y	2.79	10Y	4.86

7                                        Cash and cash equivalents

	Average yield p.a. - %	March 31, 2018	December 31, 2017

Cash and banks (i)	1.84	2,079,067	3,239,685
Fixed-term deposits
Local currency	99.94% of CDI	224,356	415,377
Foreign currency (ii)	1.90	549,020	396,655

		2,852,443	4,051,717

(i)        It includes the balances of our foreign subsidiaries.

(ii) Refers mainly to Time Deposits maturing within 90 days (as at December 31, 2016, refers mainly to Overnight maturing within 90 days).

The decrease of R$ 1,199,274 in the three-month period ended March 31, 2018 refers, mainly, to the prepayments of some debts in the period, as detailed in Note 19.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

8                                        Marketable securities

	Average yield p.a.- %	March 31, 2018	December 31, 2017

In local currency
Brazilian Federal provision fund	30 of CDI	1,610	1,945
Brazilian Federal Government securities
At fair value through profit and loss	99.91 of CDI	1,114,645	1,990,762
At amortized cost (i)	6	5,800	5,716
Private securities (repurchase agreements)	100.62 of CDI	1,855,174	621,001
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	164,886	162,254

Marketable securities		3,142,115	2,781,678

Current		2,977,229	2,619,424

Non-Current		164,886	162,254

(i)             The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)          The amount will be held in the escrow account and shall be released upon governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 360,437 in the three-month period ended March 31, 2018 refers, mainly, to the surplus of cash invested in the period.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

9                                         Derivative financial instruments (including embedded derivative)

(a)                                 Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,964,000	1,981,000	59,819	90,078

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)		40,800		1,231
Swap IPCA x CDI (notional in Reais)	1,028,022	1,028,022	104,858	70,387

Hedges of foreign currency
Swap DI x US$ (USD)	172,079	173,547	(136,752)	(147,359)
Swap Pre x US$ (USD)	39,434	46,829	(35,937)	(43,229)

			(8,012)	(28,892)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	757,459	768,598	161,716	163,094

			153,704	134,202

Classified
In current assets			81,858	124,340
In non-current assets			333,424	323,952
In current liabilities			(132,096)	(151,571)
In non-current liabilities			(129,482)	(162,519)

			153,704	134,202

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(b)                                 Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$		40,800		134,156
Real CDI to USD	R$	337,798	340,618	578,611	579,978
Real TJLP to USD	R$
Real Pre to USD	R$	89,633	106,441	86,064	100,983
IPCA to CDI	R$	1,064,864	1,028,022	1,176,973	1,123,400
Liability
LIBOR to fixed	US$		40,800		(132,925)
Real CDI to USD	US$	172,079	173,547	(715,364)	(727,337)
Real TJLP to USD	US$
Real Pre to USD	US$	39,434	46,829	(122,001)	(144,212)
IPCA to CDI	R$	1,028,022	1,028,022	(1,072,114)	(1,053,013)

Total of swap contracts				(67,831)	(118,970)

Options - Cash flow hedge
Zero cost collar	US$	1,964,000	1,981,000	59,819	90,078

				(8,012)	(28,892)

(c)                                  Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Operational hedge
Cash flow hedge of exports	59,819	90,078	42,973	300,044
Hedge of debts
Hedge of interest rates	104,858	71,618	1,073	(31,530)
Hedge of foreign currency	(172,689)	(190,588)	(6,484)	(146,744)

	(8,012)	(28,892)	37,562	121,770

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(d)                                 Fair value by maturity date of economic hedge strategy contracts

	March 31, 2018	December 31, 2017

2018	(51,871)	(31,234)
2019	(49,049)	(57,574)
2020	(44,808)	(57,165)
2021	(20,912)	(27,610)
2022	(19,242)	(22,209)
2023	177,870	166,900

	(8,012)	(28,892)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined.

The outstanding contracts at March 31, 2018 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house).

10                                  Trade accounts receivable

	March 31, 2018	December 31, 2017

Domestic customers	191,776	157,475
Export customers	1,095,179	1,042,107

	1,286,955	1,199,582

Allowance for doubtful accounts	(6,350)	(6,425)

	1,280,605	1,193,157

In the three-month period ended March 31, 2018, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 2,987,296 (R$ 1,608,178 in the three-month period ended March 31, 2017), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

11                                  Inventory

	March 31, 2018	December 31, 2017

Finished goods at plants/warehouses
Brazil	494,198	460,963
Abroad	1,142,952	728,272
Work in process	24,968	18,850
Raw materials	745,973	674,379
Supplies(*)	177,277	184,022
Imports in transit	3,911	13,917

	2,589,279	2,080,403

(*) Net of R$ 8,340 as at March 31, 2018 (R$ 8,340 as at December 31, 2017) related to the provision for obsolescence of the inventory for maintenance.

12                                  Recoverable taxes

	March 31, 2018	December 31, 2017

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,217,778	1,150,492
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,219,918	1,210,235
Tax on Manufactured Products (IPI)	14,567	12,422
Credit related to Reintegra Program	221,582	203,540
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	645,504	738,990
Provision for the impairment of ICMS credits	(1,185,388)	(1,174,762)

	2,133,961	2,140,917

Current	398,541	272,623

Non-current	1,735,420	1,868,294

During the three-month period ended March 31, 2018, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                  Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), currently the Company taxes the foreign profits according to the Law 12,973/14.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                 Deferred taxes

	March 31, 2017	December 31, 2016

Tax loss carryforwards (i)	262,326	172,016
Provision for legal proceeds	117,803	114,385
Sundry provisions (impairment, operational and other)	624,598	621,420
Results of derivative contracts - payable on a cash basis for tax purposes	(52,259)	(45,629)
Exchange losses (net) - payable on a cash basis for tax purposes	971,629	1,016,427
Tax amortization of the assets acquired in the business combination - Aracruz	95,986	95,575
Actuarial gains on medical assistance plan (SEPACO)	12,579	13,840
Provision for tax on investments in foreign-domiciled subsidiaries	(570,115)	(199,198)
Reforestation costs already deducted for tax purposes	(232,875)	(263,649)
Fair values of biological assets	94,543	78,313
Transaction costs and capitalized financing costs	(125,578)	(126,571)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(738,034)	(715,669)
Other provisions	(9,871)	(8,715)

Total deferred taxes, net	450,732	752,545

Deferred taxes - asset (net by entity)	450,732	752,545

(i)        The balance as at March 31, 2018 is presented net of R$ 336,427 (R$ 329,428 as at December 31, 2017) related to the provision for impairment for foreign tax losses, as detailed in item (d) below.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Changes in the net balance of deferred income tax are as follows:

	March 31, 2018	December 31, 2017

At the beginning of the period	752,545	801,275
Tax loss carryforwards	90,310	(100,118)
Temporary differences from provisions	6,596	30,294
Provision for tax on investments in foreign-domiciled subsidiaries	(370,917)	215,138
Derivative financial instruments taxed on a cash basis	(6,630)	(39,369)
Amortization of goodwill	(21,954)	(91,350)
Reforestation costs (i)	30,774	233,652
Exchange losses (net) taxed on a cash basis	(44,798)	(395,225)
Fair value of biological assets	16,230	149,161
Actuarial losses on medical assistance plan (SEPACO)(ii)	(1,261)	(3,433)
Transaction costs and capitalized financing costs	993	(46,230)
Other	(1,156)	(1,250)

At the end of the period	450,732	752,545

(i)        In 2017, we opted to stop the anticipation of reforestation costs already deducted for tax purposes. Consequently, there was only realization of the deferred tax liabilities referring to the investments of previous years.

(ii)     Deferred taxes presented in the statement of other comprehensive income.

(b)                                Reconciliation of taxes on income

	March 31, 2018	March 31, 2017

Income before tax	892,884	561,014

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(303,581)	(190,745)

Reconciliation to effective expense

Equity in results of joint-venture	5	(31)
Credit from Reintegra Program	11,728	7,790
Benefits to directors	(10,517)	(4,395)
Foreign exchange effects on foreign subsidiaries (i)	21,529	(40,516)
Other, mainly non-deductible provisions	3,083	(4,120)

Income tax and Social Contribution benefit (expense) for the period	(277,753)	(232,017)

Effective rate - %	31.1	41.4

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the three-month period ended March 31, 2018, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2018.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2018	December 31, 2017

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(452)	(2,224)
Votorantim S.A.	Land leases	(195)	(196)
BNDES	Financing	(2,105,296)	(3,045,982)

		(2,105,943)	(3,048,402)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,971	9,924
Votener - Votorantim Comercializadora e Energia	Energy supplier	4,474	(1,018)
Banco Votorantim S.A.	Investments	1,596	68,535
Banco Votorantim S.A.	Financial instruments	225
Votorantim Cimentos S.A.	Input supplier	(35)	(54)
Votorantim Cimentos S.A.	Land leases		(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(3)	(3,690)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Nexa Resources	Chemical products supplier	(321)	(376)
Companhia Brasileira de Alumínio (“CBA”)	Land leases	(109)	(109)

		15,788	72,670

Net		(2,090,155)	(2,975,732)

Presented in the following lines
In assets
Marketable securities		1,596	68,535
Derivative financial instruments		225
Related parties - non-current		9,971	9,924
Other assets - current		11,467	3,343
In liabilities
Loans and financing (Note 19)		(2,105,296)	(3,045,982)
Suppliers		(8,118)	(11,552)

		(2,090,155)	(2,975,732)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(ii)                               Amounts transacted in the period

	Amounts transacted
	Nature	March 31, 2018	March 31, 2017

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(1,963)	(2,910)
Votorantim S.A.	Land leases	(586)	(2,886)
BNDES	Financing	(31,731)	(34,225)

		(34,280)	(40,021)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	47	(272)
Votener — Votorantim Comercializadora de Energia	Energy supplier	7,015	(5,073)
Banco Votorantim S.A.	Investments	691	2,751
Banco Votorantim S.A.	Financial instruments	225	1
Votorantim CTVM Ltda.	Rendering of services		(168)
Votorantim Cimentos S.A.	Energy supplier	2,234	2,957
Votorantim Cimentos S.A.	Input supplier	(100)	(103)
Votorantim Cimentos S.A.	Land leases		(1,872)
Votorantim Siderurgia S.A.	Standing wood supplier	(1,108)	(740)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	1,491	(1,925)
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(30)	(29)
Nexa Resources	Chemical products supplier	(1,568)	(1,121)
CBA	Land leases	(326)	(139)

		8,571	(5,733)

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	March 31, 2018	March 31, 2017

Benefits to officers and directors (i)	13,572	499

	13,572	499

(i)        Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS), the variable compensation program and compensation program based on shares. The variation above is substantially related to the reversal of R$ 7,770 recognized in the three-month period ended March 31, 2017, regarding the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance,

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Compensation, Sustainability and Innovation Committees’ members of R$ 295 for the three-month period ended March 31, 2018 (R$ 308 for the three-month period ended March 31, 2017).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	March 31, 2018	December 31, 2017

Current liability
Payroll, profit sharing and related charges	5,001	16,798

Non-current liability
Other payables	7,343	4,339

Shareholders’ equity
Capital reserve	6,966	6,686

	19,310	27,823

15                                 Investments

	March 31, 2018	December 31, 2017

Investment in associate and joint-venture - equity method	3,332	3,316
Other investments — at fair value (a)	153,809	149,589

	157,141	152,905

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(a)                                 Other investments

	Percentage of total capital	March 31, 2018	December 31, 2017

Ensyn (i)	12.11	116,732	115,780
CelluForce	8.3	16,652	13,962
Spinnova	18	20,425	19,847

		153,809	149,589

(i)             The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

Fair value change in our interest in the above investments was not significant in the three-month period ended March 31, 2018. The increase in the balance refers to the foreign currency effect on these investments and the capital contribution to CelluForce in March 2018 in the amount of CAD 1,160 thousand (equivalents then to R$ 2,963).

16                                 Biological assets

	March 31, 2018	December 31, 2017

At the beginning of the period	4,253,008	4,351,641

Additions	368,546	1,733,733
Harvests in the period (depletion)	(417,233)	(1,472,648)
Change in fair value - step up		(326,349)
Disposals / provision for losses	(54)	(33,369)

At the end of the period	4,204,267	4,253,008

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448

At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738
Additions		46	221	383,971	223	384,461
Disposals		(2,388)	(2,955)		(133)	(5,476)
Depreciation		(43,117)	(252,457)		(12,324)	(307,898)
Transfers and others (ii)		15,519	277,184	(300,487)	10,650	2,866

At March 31, 2018	1,648,304	2,151,152	10,838,189	337,938	200,108	15,175,691

(i)        Includes vehicles, furniture, IT equipment and others.

(ii)     Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	March 31, 2018	December 31, 2017

At the beginning of the period	4,592,262	4.575.694
Additions	7,840	60.686
Amortization	(18,576)	(69.563)
Transfers and others (*)	4,667	25.445

At the end of the period	4,586,193	4.592.262

Composed by
Goodwill — Aracruz	4,230,450	4.230.450
Systems development and deployment	56,164	47.197
Concession right — Macuco Terminal	178,744	115.047
Acquired from business combination
Databases	34,200	45.600
Relationships with suppliers - chemical products	69,609	72.187
Intangible in progress and trademarks and patents	6,900	71.403
Others	10,126	10.378

	4,586,193	4.592.262

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown by type of loan

		Average
		annual	Current		Non-current		Total
		interest	March 31,	December	March 31,	December 31,	March 31,	December 31,
Type/purpose	Interest rate	rate - %	2018	31, 2017	2018	2017	2018	2017

In foreign currency
BNDES - currency basket	UMBNDES	6.3	20,054	438,735	55,537	59,800	75,591	498,535
Bonds	Fixed	5.1	88,623	81,219	6,525,203	6,490,296	6,613,826	6,571,515
Finnvera	Libor	3.5	176,472	175,727	1,164,314	1,146,011	1,340,786	1,321,738
Export credits (prepayment)	Libor	3.5	280,221	2,818	2,600,832	2,301,090	2,881,053	2,303,908

			565,370	698,499	10,345,886	9,997,197	10,911,256	10,695,696

In Reais
BNDES	TJLP	8.8	89,904	574,895	1,336,432	1,365,637	1,426,336	1,940,532
BNDES	Fixed	6.0	29,925	35,045	39,274	45,839	69,199	80,884
BNDES	SELIC	7.3	22,792	10,344	511,378	515,687	534,170	526,031
FINAME	TJLP/ Fixed	2.50		167				167
BNB	Fixed	10.81				142,418		142,418
CRA	CDI/IPCA	8.7	97,704	60,436	4,903,670	4,882,218	5,001,374	4,942,654
NCE	CDI	6.8	310,944	312,477	86,449	86,449	397,393	398,926
FCO, FDCO and FINEP	Fixed	8.0	661	661	581,089	570,213	581,750	570,874
Others (Revolving costs)			371	381			371	381

			552,301	994,406	7,458,292	7,608,461	8,010,593	8,602,867

			1,117,671	1,692,905	17,804,178	17,605,658	18,921,849	19,298,563

Interest			334,400	283,089	113,732	98,542	448,132	381,631
Long-term borrowing			783,271	1,409,816	17,690,446	17,507,116	18,473,717	18,916,932

			1,117,671	1,692,905	17,804,178	17,605,658	18,921,849	19,298,563

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
In foreign currency
BNDES — currency basket	14,028	18,631	7,599	8,334	6,945					55,537
Bonds		319,354				1,975,877	1,951,316		2,278,656	6,525,203
Finnvera	168,530	165,964	165,964	165,964	165,964	165,964	165,964			1,164,314
Export credits (prepayment)	816,972	195,720	1,126,384	461,756						2,600,832

	999,530	699,669	1,299,947	636,054	172,909	2,141,841	2,117,280		2,278,656	10,345,886

In Reais
BNDES - TJLP	131,258	190,768	189,975	186,204	186,086	168,372	185,470	98,299		1,336,432
BNDES - Fixed rate	18,884	15,200	4,791	399						39,274
BNDES - Selic	37,981	50,641	49,394	46,869	67,597	65,488	109,117	84,291		511,378
CRA		1,203,958	666,995	1,512,680	1,520,037					4,903,670
NCE	43,225	43,224								86,449
FCO, FDCO and FINEP	119,417	57,709	57,709	57,709	57,709	57,709	57,709	57,709	57,709	581,089

	350,765	1,561,500	968,864	1,803,861	1,831,429	291,569	352,296	240,299	57,709	7,458,292

	1,350,295	2,261,169	2,268,811	2,439,915	2,004,338	2,433,410	2,469,576	240,299	2,336,365	17,804,178

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	Currency
	March 31, 2018	December 31, 2017

Real	7,476,423	8,076,836
U.S. Dollar	10,835,665	10,197,161
Selic (*)	534,170	526,031
Currency basket	75,591	498,535

	18,921,849	19,298,563

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Roll forward

	March 31, 2018	December 31, 2017

At the beginning of period	19,298,563	16,152,511
Borrowings	560,224	8,657,127
Interest expense	265,212	1,106,063
Foreign exchange gains (losses), net	58,413	232,960
Repayments - principal amount	(1,071,362)	(5,710,288)
Interest paid	(200,022)	(1,046,117)
Additional transaction costs	(3,629)	(158,154)
Other (*)	14,450	64,461

At the end of the period	18,921,849	19,298,563

(*) Includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

BNDES

On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Banco do Nordeste - BNB

On March 28, 2018, the Company prepaid the amount of R$ 147 million regarding to contract signed with Banco do Nordeste - BNB, with original maturity in December 2023 and fixed interest rate of 12.95% p.a. This settlement helps the decrease of the Company’s average debt cost.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(f)                                  Significant operations contracted in the period

On January 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term.

20                                 Trade payables

	March 31, 2018	December 31, 2017

Local currency
Related parties	8,118	11,552
Third parties	800,888	1,557,663
Foreign currency
Third parties (i)	1,655,474	1,541,247

	2,464,480	3,110,462

(i)         We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at March 31, 2018, the amount of R$ 1,526,540 (R$ 1,392,072 as at December 31, 2017) refers to pulp purchases of the contract abovementioned.

21                                 Contingencies

	March 31, 2018			December 31, 2017
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	116,658	125,667	9,009	114,733	120,342	5,609
Labor	44,087	165,158	121,071	43,889	158,055	114,166
Civil	3,129	54,772	51,643	3,056	49,225	46,169

	163,874	345,597	181,723	161,678	327,622	165,944

The change in the provision for legal proceeds is as follows:

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

	March 31, 2018	December 31, 2017

At the beginning of the period	327,622	385,757
Settlement	(385)	(53,563)
Reversal	(6,948)	(58,056)
New litigation	14,383	13,136
Accrual of financial charges	10,925	40,348

At the end of the period	345,597	327,622

There were no significant changes in the ongoing claims in the three-month period ended March 31, 2018.

22                                 Revenue

(a)                                Reconciliation

	March 31, 2018	March 31, 2017

Gross amount	4,697,861	2,615,393
Sales taxes	(91,113)	(49,006)
Discounts and returns (*)	(913,581)	(492,370)

Net revenues	3,693,167	2,074,017

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	March 31, 2018	March 31, 2017

Revenue
Export market	3,320,435	1,863,542
Domestic market	347,598	187,958
Services	25,134	22,517

	3,693,167	2,074,017

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

23                                 Financial results

	March 31, 2018	March 31, 2017

Financial expenses
Interest on loans and financing (i)	(262,032)	(237,823)
Loan commissions	(15,851)	(10,665)
Others	(39,215)	(26,293)

	(317,098)	(274,781)

Financial income
Financial investment earnings	53,966	91,912
Others (ii)	14,511	23,071

	68,477	114,983

Gains (losses) on derivative financial instruments
Gain	131,204	318,210
Losses	(74,139)	(31,077)

	57,065	287,133

Foreign exchange and losses
Loans and financing	(58,413)	273,345
Other assets and liabilities (iii)	(20,111)	(69,472)

	(78,524)	203,873

Net financial result	(270,080)	331,208

(i)        Does not include the amount of R$ 3,180 as at March 31, 2018 (R$ 22,672 as at March 31, 2017), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

41

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

24                                 Expenses by nature

	March 31, 2018	March 31, 2017

Cost of sales
Depreciation, depletion and amortization	(607,707)	(429,809)
Freight	(356,459)	(209,039)
Labor expenses	(162,470)	(134,979)
Variable costs (raw and consumable materials)	(1,078,509)	(959,611)

	(2,205,145)	(1,733,438)

Selling expenses
Labor expenses	(8,386)	(6,998)
Selling expenses (i)	(161,548)	(91,343)
Operating leases	(856)	(485)
Depreciation and amortization charges	(7,167)	(2,423)
Other expenses	(6,886)	(4,234)

	(184,843)	(105,483)

General and administrative and directors’ compensation expenses
Labor expenses	(31,694)	(23,907)
Third-party services (consulting, legal and others)	(24,801)	(21,438)
Depreciation and amortization charges	(4,763)	(3,582)
Taxes and contributions	(1,802)	(1,601)
Operating leases and insurance	(2,450)	(2,338)
Other expenses	(8,458)	(5,699)

	(73,968)	(58,565)

Other operating income, net
Program of variable compensation to employees	(43,987)	9,362
Gain on sale of investment - Losango Project		61,648
Tax credits	408	423
Increment of the provision for impairment of the ICMS credits
Loss on disposal of property, plant and equipment	(8,239)	(3,853)
Change in fair value of biological assets		(12,487)
Provision for contingencies, net	(15,408)	(1,864)
Others	963	137

	(66,263)	53,366

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

42

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

25                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	March 31, 2018	March 31, 2017

Numerator
Net income attributable to the shareholders of the Company	613,241	326,652

Denominator
Weighted average number of common shares outstanding	553,190,914	553,580,537

Basic earnings per share (in Reais)	1.11	0.59

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the three-month period ended March 31, 2018, 2017, excluding the 733,574 treasury shares of shares in the three-month period ended March 31, 2018 (372,242 shares for the three-month period ended March 31, 2017). In the three-month period ended March 31, 2018 and 2017 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the period plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	March 31, 2018	March 31, 2017

Numerator
Net income attributable to the shareholders of the Company	613,241	326,652

Denominator
Weighted average number of common shares outstanding	553,190,914	553,580,537
Dilution effect
Stock options	733,574	892,132
Number of common shares outstanding adjusted according to dilution effect	553,924,488	554,472,669

Diluted earnings per share (in Reais)	1.11	0.59

43

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

26                                 Explanatory notes not presented

We presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the September 30, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2017.

*          *          *

44

1Q18 Results Quarterly Information (ITR) at March 31, 2018 with Independent Auditor’s Report. Suzano Papel e Celulose S.A.

Suzano Papel e Celulose S.A.

Quarterly Information
March 31, 2018
(In thousands of R$, unless otherwise stated)

Balance Sheets

		Parent Company		Consolidated	
Assets	**Note**	**3/31/2018**	**12/31/2017**	**3/31/2018**	**12/31/2017**
Current assets					
Cash and cash equivalents	5	723,789	490,701	2,000,336	1,076,833
Financial investments	6	1,339,977	1,579,981	1,391,669	1,631,505
Trade accounts receivable	7	3,381,506	2,579,919	2,389,398	2,303,810
Inventories	8	986,436	926,358	1,321,436	1,207,961
Recoverable taxes	9	258,181	263,945	320,038	306,426
Derivative financial instruments	4	95,539	77,090	95,539	77,090
Advances to suppliers	10	29,136	15,911	62,619	49,235
Receivables from subsidiaries	11	2,989	2,369	-	-
Other assets		130,138	121,954	291,746	132,480
		6,947,691	6,058,228	7,872,781	6,785,340
Non-current assets held for sale	15	10,877	11,535	10,877	11,535
Total current assets		6,958,568	6,069,763	7,883,658	6,796,875
Non-current assets					
Recoverable taxes	9	262,975	283,757	263,400	283,757
Deferred taxes	12	-	-	2,618	2,606
Derivative financial instruments	4	65,812	56,820	65,812	56,820
Advances to suppliers	10	243,798	221,555	243,798	221,555
Judicial deposits	21.5	107,843	108,107	116,350	113,613
Receivables from land expropriation	17	60,975	60,975	60,975	60,975
Other assets		26,439	26,072	63,342	31,466
		767,842	757,286	816,295	770,792
Biological assets	13	4,736,153	4,700,344	4,579,097	4,548,897
Investments	14	1,292,192	768,003	6,712	6,764
Property, plant and equipment	15	15,807,512	15,881,105	16,415,548	16,211,228
Intangible assets	16	107,468	113,334	375,027	188,426
		21,943,325	21,462,786	21,376,384	20,955,315
Total non-current assets		22,711,167	22,220,072	22,192,679	21,726,107
Total assets		29,669,735	28,289,835	30,076,337	28,522,982

The accompanying notes are an integral part of this quarterly information.

Page 30 of 88

Suzano Papel e Celulose S.A.
Quarterly Information
March 31, 2018
(In thousands of R$, unless otherwise stated)

Balance Sheets

		Parent Company		Consolidated	
Liabilities	**Note**	**3/31/2018**	**12/31/2017**	**3/31/2018**	**12/31/2017**
Current liabilities					
Trade accounts payables	18	565,864	581,810	600,564	610,476
Loans and financing	19	1,364,441	1,329,753	1,432,974	2,115,067
Derivative financial instruments	4	22,973	23,819	22,973	23,819
Taxes payable		138,418	85,537	185,541	125,847
Payroll and charges		141,730	189,793	154,829	196,467
Debits payable to related parties	11	61,732	760,366	-	-
Accounts payable for assets acquisitions	24	84,074	76,781	90,618	83,155
Dividends payable	25.6	180,550	180,550	182,269	180,550
Advance from customers		80,907	86,409	91,991	92,545
Other liabilities		205,754	180,717	309,055	280,437
Total current liabilities		2,846,443	3,495,535	3,070,814	3,708,363
Non-current liabilities					
Loans and financing	19	3,995,180	4,111,295	11,213,131	10,076,789
Derivative financial instruments	4	76,797	104,077	76,797	104,077
Debits payable to related parties	11	7,137,307	5,973,085	-	-
Accounts payables for assets acquisitions	24	503,788	460,467	544,451	502,831
Provision for contingencies	21	312,597	310,153	321,209	317,069
Employee benefits	22	353,672	351,263	353,672	351,263
Deferred taxes	12	1,782,755	1,711,254	1,857,237	1,789,960
Share-based payments	23	51,455	36,539	51,455	38,320
Provision for losses of investments in subsidiaries	14	139,444	101,857	-	-
Other liabilities		12,756	12,756	121,258	12,756
Total non-current liabilities		14,365,751	13,172,746	14,539,210	13,193,065
Total liabilities		17,212,194	16,668,281	17,610,024	16,901,428
Equity					
Share capital		6,241,753	6,241,753	6,241,753	6,241,753
Share capital reserves		380,564	394,801	380,564	394,801
Treasury shares		(218,265)	(241,088)	(218,265)	(241,088)
Profits reserve		2,927,760	2,927,760	2,927,760	2,927,760
Equity valuation adjustment		2,295,927	2,298,328	2,295,927	2,298,328
Net income for the period		829,802	-	829,802	-
Total equity	25	12,457,541	11,621,554	12,457,541	11,621,554
Non-controlling interest		-	-	8,772	-
Total equity and liabilities		29,669,735	28,289,835	30,076,337	28,522,982

The accompanying notes are an integral part of this quarterly information.

Page 31 of 88

Suzano Papel e Celulose S.A.
Quarterly Information
March 31, 2018
(In thousands of R$, unless otherwise stated)

Statement of Income for the Period

	Note	Parent Company		Consolidated	
		3/31/2018	3/31/2017	3/31/2018	3/31/2017
Net sales revenue	27	2,783,540	2,020,609	2,998,859	2,253,908
Cost of sales	29	(1,426,041)	(1,388,840)	(1,585,926)	(1,566,544)
Gross profit		1,357,499	631,769	1,412,933	687,364
Operating income (expenses)					
Selling expenses	29	(236,024)	(208,668)	(121,957)	(100,624)
General and administrative expenses	29	(135,735)	(103,639)	(147,353)	(111,597)
Equity in earnings of associates	14	122,402	126,901	(53)	818
Other operating income (expenses), net	29	(10,611)	4,798	(9,867)	(7,274)
Operating profit before net financial income (expenses)		1,097,531	451,161	1,133,703	468,687
Net financial income (expenses)	26				
Financial income		100,797	414,098	105,329	407,337
Financial expenses		(221,249)	(274,443)	(262,679)	(282,163)
Net income before taxes		977,079	590,816	976,353	593,861
Income taxes	12				
Current		(94,547)	(26,544)	(97,776)	(29,589)
Deferred		(69,405)	(114,125)	(65,450)	(114,125)
Net income for the period		813,127	450,147	813,127	450,147
Net earnings per share for the period	25.5				
Basic - Common		0.74421	0.41267	0.74421	0.41267
Diluted - Common		0.74421	0.41223	0.74421	0.41223

The accompanying notes are an integral part of this quarterly information.

Page 32 of 88

Suzano Papel e Celulose S.A.
Quarterly Information
March 31, 2018
(In thousands of R$, unless otherwise stated)

Statement of Comprehensive Income

	Note	Parent Company		Consolidated	
		3/31/2018	3/31/2017	3/31/2018	3/31/2017
Net income for the period		813,127	450,147	813,127	450,147
Other comprehensive income (loss)		14,274	(1,228)	14,274	(1,228)
Exchange variation on conversion of financial statements of foreign subsidiaries	14	14,274	(1,228)	14,274	(1,228)
Total comprehensive income		827,401	448,919	827,401	448,919

The accompanying notes are an integral part of this quarterly information.

Page 33 of 88

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated) Statement of Changes in Equity Capita l reserves Profit reserve Stock options granted Sha re insura nce costs Reserve for capital increase Special statutory re se rve Equity valuation adjustment Non-controlling interest Total Share Capital Tax incentive s Trea sury stock Lega l reserve Retained ea rnings Note Tota l equity Balances on De cembe r 31, 2016 Total comprehensive income (loss) 25 6,241,753 199,402 19,754 (15,442) (273,665) 316,526 1,223,960 116,639 2,314,567 - 10,143,494 - 10,143,494 Net income for the period Actuarial gain net of deferred taxes Exchange variation on conversion of financial s tatements and on foreign subsidiaries Equity transactions wit h shareholders: - - - - - - - - - - - - - - - - - - - - - - - - - 2,754 38,006 1,807,433 - - 1,807,433 2,754 38,006 - - - 1,807,433 2,754 38,006 Stoc k options granted Sale of shares in treasury to meet stock-based compensation plan Treasury stock acquired Payment of interest on equity Revers al of time-barred dividends Internal changes in equity: - - - - - - - - - - 1,521 - - - - - - - - - - 8,514 (82) - - - - - - - - - - - - - - - - - - - - - - - - - (199,835) 29 1,521 8,514 (82) (199,835) 29 - - - - - 1,521 8,514 (82) (199,835) 29 25.3 Partial realization of equity valuation adjustment, net of deferred taxes Canc ellation of class B preferred shares Reserve for tax inc entives Sudene-reduc tion of 75% Transfer between reserves Exercise of stock option Minimum mandatory dividends payable Balances on De cembe r 31, 2017 Total comprehensive income (loss) - - - - - - - - 196,604 - - - - - - - (7,038) - - - - - - - - 17,107 - - 7,038 - - - - 90,372 - - - - - 1,062,239 - - - - - 118,024 - - (56,999) - - - - - 56,999 (17,107) (196,604) (1,270,635) - (180,280) - - - - - (180,280) - - - - - - - - - - - (180,280) 25.3 25.6 25 6,241,753 396,006 14,237 (15,442) (241,088) 406,898 2,286,199 234,663 2,298,328 - 11,621,554 - 11,621,554 Net income for the period Exchange variation on conversion of financial s tatements and on foreign subsidiaries Equity transactions wit h shareholders: - - - - - - - - - - - - - - - - - 14,274 813,127 - 813,127 14,274 - - 813,127 14,274 Stoc k options granted Sale of shares in treasury to meet stock-based compensation plan Initial non-controlling interest Internal changes in equity: - - - - - - 72 - - - - - - 8,514 - - - - - - - - - - - - - - - - 72 8,514 - - - 8,772 72 8,514 8,772 Partial realization of equity valuation adjustment, net of deferred taxes Exercise of stock option Balances on March 31, 2018 - - - - - (14,309) - - - 14,309 - - - - - - (16,675) - 16,675 - - - - - - - 25 6,241,753 396,006 - (15,442) (218,265) 406,898 2,286,199 234,663 2,295,927 829,802 12,457,541 8,772 12,466,313 The accompanying notes are an integral part of this quarterly information. Page 34 of 88

Suzano Papel e Celulose S.A.
Quarterly Information
March 31, 2018
(In thousands of R$, unless otherwise stated)

Statement of Cash Flows

	Note	Parent Company		Consolidated	
		3/31/2018	3/31/2017	3/31/2018	3/31/2017
Cash and cash equivalents from operating activities					
Net income for the period		813,127	450,147	813,127	450,147
Adjustment to reconcile net income (loss) to cash and cash equivalents from operating activities		508,242	170,143	576,027	275,469
Depreciation, depletion and amortization		382,247	363,216	384,938	365,728
Income from sale of property, plant and equipment and biological assets	29	506	(3,388)	506	(3,388)
Equity pick-up in subsidiaries and affiliates	14	(122,402)	(126,901)	53	(818)
Exchange and monetary variations, net		59,593	(249,993)	16,653	(260,152)
Interest expenses, net		157,026	176,070	160,689	180,520
Derivative gains, net	26	(68,603)	(134,946)	(68,603)	(137,821)
Expenses from deferred income and social contribution taxes	12	69,405	114,125	65,450	114,125
Interest on actuarial liabilities	22	8,617	9,506	8,617	9,506
Provision for contingencies	21	151	8,378	234	8,224
Addition to provision for share-based payments	23	19,262	6,601	19,262	6,601
Allowance for doubtful accounts, net	7	4,743	2,028	6,292	3,504
Reversal of/(addition to) provision for discounts - loyalty program		(604)	646	(16,617)	(36,565)
Provision for (reversal of) inventory losses and write-offs	8	(3,045)	573	(3,045)	573
Provision for losses and write-off with property, plant and equipment and biological assets	29	8,982	308	8,982	3,154
Other provisions		(7,636)	3,920	(7,384)	22,278
Increase (reduction) in assets					
Related parties		469,564	880,595	-	-
Accounts receivables		(793,487)	460,003	(14,239)	(9,660)
Inventories		(57,394)	36,444	(88,286)	57,482
Recoverable taxes		4,443	596	1,241	(3,741)
Other current and non-current assets		(54,362)	(42,017)	(231,073)	97,771
Increase (reduction) in liabilities					
Trade payables		(16,559)	(55,981)	(10,903)	(31,894)
Other current and non-current liabilities		161,458	47,700	220,729	68,742
Cash provided by (used in) operations		(286,337)	1,327,340	(122,531)	178,700
Payment of interest		(181,136)	(196,084)	(194,402)	(246,468)
Payment of other taxes and contributions		(110,512)	(129,751)	(154,481)	(139,019)
Payment of income and social contribution taxes		(6,250)	(15,575)	(11,045)	(18,186)
Net cash provided by operating activities		737,134	1,606,220	906,695	500,643
Cash flows and cash equivalents from investing activities					
Cash from acquisition of subsidiaries		-	-	21,436	-
Additions to property, plant and equipment	15	(140,964)	(152,542)	(142,226)	(152,960)
Additions to intangible assets		(57)	(76)	(57)	(76)
Additions to biological assets	13	(212,329)	(205,988)	(206,720)	(200,323)
Proceeds from asset divestment		15,043	8,509	15,043	8,509
Financial investments, net		264,350	(913,817)	265,000	(912,363)
Acquisition of subsidiaries		(309,872)	-	(309,872)	-
Net cash used in investing activities		(383,829)	(1,263,914)	(357,396)	(1,257,213)
Cash flow and cash equivalents from financing activities					
Funding	19	46,383	58,849	2,476,082	1,009,369
Settlement of derivative operations	4	13,036	78,499	13,036	96,954
Payment of loans	19	(188,150)	(849,226)	(2,134,630)	(942,693)
Dividends from own shares		8,514	8,514	8,514	8,514
Net cash (used in) provided by financing activities		(120,217)	(703,364)	363,002	172,144
Exchange variation on cash and cash equivalents		-	-	11,202	(24,927)
Increase (reduction) in cash and cash equivalents		233,088	(361,058)	923,503	(609,353)
Cash and cash equivalents at the beginning of the period	5	490,701	841,056	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	5	723,789	479,998	2,000,336	1,005,344
Statement of the increase (reduction) in cash and cash equivalents		233,088	(361,058)	923,503	(609,353)

The accompanying notes are an integral part of this quarterly information.

Page 35 of 88

Suzano Papel e Celulose S.A.

Quarterly Information
March 31, 2018

(In thousands of R$, unless otherwise stated)

Statement of Value Added

	Note	Parent Company		Consolidated	
		3/31/2018	3/31/2017	3/31/2018	3/31/2017
Income					
Sale of goods, products and services	27	3,055,013	2,273,807	3,273,068	2,509,463
Other income (expenses), net		15,866	9,258	16,609	(2,815)
Income from construction of own assets		130,628	125,726	130,628	125,726
Allowance for doubtful accounts, net	7	(4,743)	(2,028)	(6,292)	(3,504)
		3,196,764	2,406,763	3,414,013	2,628,870
Input acquired from third parties					
Cost of products and goods sold and services rendered		(1,083,325)	(956,688)	(1,083,326)	(956,688)
Supplies, electricity, outsourced services and others		(319,094)	(438,251)	(376,068)	(523,511)
		(1,402,419)	(1,394,939)	(1,459,394)	(1,480,199)
Gross added value		1,794,345	1,011,824	1,954,619	1,148,671
Depreciation, amortization and depletion		(382,247)	(363,216)	(384,938)	(365,728)
Net added value produced by the Company		1,412,098	648,608	1,569,681	782,943
Added value received through transfers					
Equity pick-up in subsidiaries and affiliates	14	122,402	126,901	(53)	818
Financial income		150,780	110,725	132,985	53,067
		273,182	237,626	132,932	53,885
Distribution of value added		1,685,280	886,234	1,702,613	836,828
Personnel		293,514	250,279	298,321	254,275
Direct compensation		236,939	199,766	241,110	203,106
Benefits		45,676	40,615	46,312	41,271
F.G.T.S. (Government Severance Indemnity Fund for Employees)		10,899	9,898	10,899	9,898
Taxes, fees and contributions		286,503	196,430	279,164	185,755
Federal		243,265	210,161	241,783	205,730
State		42,085	(15,102)	36,228	(21,218)
Municipal		1,153	1,371	1,153	1,243
Value distributed to providers of capital		292,136	(10,622)	312,001	(53,349)
Interest		271,232	(28,930)	290,334	(72,107)
Rentals		20,904	18,308	21,667	18,758
Value distributed to shareholders		813,127	450,147	813,127	450,147
Retained earnings in the period		813,127	450,147	813,127	450,147
Distribution of value added		1,685,280	886,234	1,702,613	836,828

The accompanying notes are an integral part of this quarterly information.

Page 36 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) 1 Company Information Suzano Papel e Celulose S.A., hereinafter referred to as the “Suzano”, together with its subsidiaries hereinafter referred to as “Company”, with registered office in the city of Salvador, state of Bahia, Brazil, is a corporation whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Suzano has five (5) industrial units in Brazil: one each in Bahia and Maranhão and three in São Paulo. These industrial units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods - tissue) to serve the domestic and international markets, in addition to generating energy for the Company’s consumption and selling surplus energy to third parties. Pulp, paper and consumer gods are sold in the international market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England. The Company's corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project. The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 50.04% of the common shares of its share capital. The issue of this quarterly information was approved by the Company’s Board of Directors on April 26, 2018. 1.1 Major events in the three-month period ended March 31, 2018 a) Operational events i) Acquisition of land and forests in the state of São Paulo On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself or its affiliates, under which: (i) it acquired around nine thousand and five hundred (9,500) hectares of rural land and one million and two hundred thousand cubic meters (1,200,000 m³) of forests, which reflects the potential of production of existing and already implemented forests in the areas acquired, in the central region of the state of São Paulo, for R$ 308.1 million; and (ii) it acquired an option to purchase approximately twenty thousand (20,000) hectares of rural properties in the same region and five million and six hundred thousand (5,600,000) cubic meters of forests, which reflects the potential of production of existing and already implemented forests in the properties subject-matter of the portion, for the price of R$ 749.4 million, with the option able to be exercised, at the sole discretion of Suzano, through July 2, 2018. Brazil's antitrust authority CADE approved the operation on April 4, 2018. Page 37 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) ii)Export prepayment facility On February 8, 2018, the Company contracted, through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), an export prepayment facility, structured in a syndicated form, amounting to US$ 750 million, with final maturity of 5 years and grace period of 3 years, which has Suzano and Suzano Trading Ltd. (“Suzano Trading”), another subsidiary of Suzano, as guarantors. The proceeds will be used to settle the export prepayment transaction contracted on May 14, 2015, in the amount of US$600 million and to finance export operations. The new operation reduces borrowing cost in U.S. dollar, lengthens the average debt term and eliminates financial covenants. b) Corporate events i) Voting Commitment and assumption of obligations On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”) and with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Company and of Fibria, through a corporate restructuring. The corporate restructuring will be submitted to the shareholders of each of the Companies, which will result in the following: a) the ownership, by Suzano, of all the shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty cents (R$ 52.50), adjusted in accordance with CDI from March 15, 2018 to the effective payment date, to be paid in a single installment on the date of completion of the merger; and (ii) 0.4611 common shares of Suzano, to be delivered on the date of completion of the merger. Shareholders of Fibria holding American Depositary Shares (“ADS”) will be entitled to receive Suzano ADSs, in accordance with the same exchange ratio. In connection with the delivery of Suzano shares and Suzano ADSs to holders of Fibria shares and Fibria ADSs, respectively, Suzano will (i) register the Suzano shares to be delivered (unless an exemption from such registration is available) with the U.S. Securities and Exchange Commission; and (ii) apply to list the Suzano ADSs on the New York Stock Exchange where Fibria’s ADSs are currently listed. Once the transaction is consummated, the shares and ADSs issued by Fibria will no longer be traded on B3 S.A. and the New York Stock Exchange, respectively. Page 38 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) In accordance with the Voting Commitment, if any restrictions imposed by antitrust authorities in Brazil and/or other countries are too burdensome, as determined by the production capacity of any required divestiture, Suzano may choose not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$750 million. The break-up fee is also payable upon the non-completion of the merger as a result of certain other circumstances, as set forth in the Voting Commitment. In the context of the transaction and subject to the closing of the transaction, on March 15th, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and other covenants with BNDESPAR (“BNDESPAR Voting Agreement”), establishing certain governance and financial commitments to be complied with by the Company and limiting the transfer of certain shares issued by the Company and held by the Controlling Shareholders of the Company. Suzano has secured firm financing commitments from certain international financial institutions for a total amount of US$9.2 billion, the disbursement of which is conditioned, among other things, on the completion of the merger. Proceeds from said financing will be used to finance a part of the cash consideration paid to holders of Fibria securities and the combined exports of the companies. Completion of the merger is subject to typical conditions precedent for transactions of this nature, including approval by antitrust authorities in Brazil and abroad. ii) Acquisition of company in Tissue segment (Facepa) On January 19, 2018, Brazil's antitrust agency CADE approved without restrictions the acquisition of around 92.84% of the total capital of the mill of Facepa – Fábrica de Papel da Amazônia (“Facepa”) by Suzano. On March 1, 2018, once all the conditions precedent were implemented and all the approvals obtained from competent government authorities, the direct and indirect acquisition of approximately 92.84% of the total capital and 99.99% of the common capital of Facepa was concluded. Suzano acquired 100% of the control of AGFA - Comércio, Administração e Participações Ltda. (“AGFA”), which holds 28.8% of Facepa, and directly acquired 64.0% from the controlling shareholders of Facepa, thus totaling 92.8%. AGFA is a company with no commercial operation and whose balance sheet basically includes the investment in Facepa. With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE), the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA). The amount paid for the acquisition was R$267,876, made on the date of the acquisition and a contingent amount of R$40,000, which is conditioned on the non-materialization of indemnifiable losses by the sellers, totaling R$307,876. Since Facepa was recently acquired, the Purchase Allocation Price is still being determined and hence the complete disclosure related to the business combination will be concluded by the end of the year. Page 39 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) iii) Acquisition of company in the energy segment (PCH Mucuri) On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent government authorities, the operation with Queiroz Galvão Energia S.A. for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the cities of Carlos Chagas and Pavão. The amount paid for the acquisition was R$41,996 on the date of conclusion of the acquisition. Since PCH Mucuri was recently acquired, the Purchase Allocation Price is still being determined and hence the complete disclosure related to the business combination will be concluded by the end of the year. 2 Presentation of the Quarterly information 2.1 Preparation basis and presentation The parent company and consolidated quarterly information was prepared and is presented in accordance with technical pronouncement CPC 21 (R1) Interim Statements and the international standard IAS 34 Interim Financial Reporting, following the provisions in Central Bank Circular/CVM/SNC/SEP 003/2011 dated April 28, 2011. The quarterly information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value. The Company affirms that all the information relevant to its quarterly information is reported and that it corresponds to that used by the Management for its administration. 2.1.1 Consolidated quarterly information The consolidated quarterly information was prepared based on the information provided by Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices and policies, except for Futuragene PLC, whose reference date is February 28, 2018, but whose information does not have significant impact on consolidated result. Regarding Facepa, acquired on March 1, 2018, there was on consolidation of the results of the one-month period ended March 31, 2018, although the effect would not be relevant in the period. The subsidiaries are consolidated as from the date of ownership control up to the date control ceases to exist. In the case of joint control (joint venture) with other companies, these investments are measured by the equity method for both the individual and consolidated quarterly information. In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results. Page 40 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

SUZANO PAPEL E CELULOSE

Companies included in the Company's consolidated quarterly information:

			Interest in capital (%)	
Investee	**Nature of the main operation**	**Type of interest**	**3/31/2018**	**12/31/2017**
AGFA - Comério, Administração e Participações Ltda. ("AGFA") [(a)]	Investment in Facepa	Direct	100%	-
Asapir Produção Florestal e Comércio Ltda ("Asapir")	Loan agreement	Joint venture	50%	50%
Comercial e Agricola Paineiras Ltda ("Paineiras")	Land lease	Direct	100%	100%
Facepa - Fábrica de papel da Amazônia S.A. ("Facepa") [(a)]	Production and sale of tissue paper	Direct/Indirect	92.8%	-
FuturaGene Ltd ("Futuragene")	Biotechnology research and development	Indirect	100%	100%
Ibema Companhia Brasileira de Papel ("Ibema")	Production and sale of paperboard	Joint venture	49.9%	49.9%
Mucuri Energética S.A. ("PCH Mucuri") [(b)]	Energy generation and distribution	Direct	100%	-
Ondurman Empreendimentos Imobiliários Ltda ("Ondurman")	Land lease	Direct	100%	100%
Paineiras Logistica e Transporte Ltda ("Paineiras Logistica")	Commissioning of road transport	Direct	100%	100%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. ("Stenfar")	Sale of paper and IT materials	Direct/Indirect	100%	100%
Sun Paper and Board Limited ("Sun Paper")	Shared expenses	Direct	100%	100%
Suzano Áustria GmbH ("Suzano Áustria")	Capital raising	Direct	100%	100%
Suzano Luxembourg ("Suzano Luxemburgo")	Not operational	Direct	100%	-
Suzano Pulp and Paper America Inc ("Suzano América")	Sale of pulp and paper	Direct	100%	100%
Suzano Pulp and Paper Europe S.A. ("Suzano Europa")	Sale of pulp and paper	Direct	100%	100%
Suzano Trading Ltd ("Suzano Trading")	Sale of pulp and paper	Direct	100%	100%

(a) See Note 1.1 b) ii).

(b) See Note 1.1 b) iii).

2.2 Statement of Value Added ("DVA")

The Company prepared the individual and consolidated Statement of Value Added as part of the quarterly information, as required by the Brazilian corporate law and the accounting practices adopted in Brazil, in accordance with the criteria defined in Technical Pronouncement CPC 09 – Statement of Value Added. IFRS standards do not require the DVA, therefore, they are considered as supplemental information, without prejudice to the quarterly information.

2.3 Functional currency and presentation currency

The items included in the quarterly information of each of the Company's subsidiaries are measured using the currency of the main economic environment in which the subsidiary operates (the "functional currency").

The individual and consolidated quarterly information is presented in Brazilian real, which is Suzano's functional currency, and Company's presentation currency.

The functional currency used when translating the quarterly information of foreign subsidiaries is the following:

Page 41 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

Subsidiary	Country	Currency name
Suzano Trading	Cayman Islands	U.S. Dollar
Suzano América	United States	
Suzano Áustria	Austria	
FuturaGene	United Kingdon	Pound Sterling
Sun Paper		
Suzano Europa	Switzerland	Swiss Franc
Stenfar	Argentina	Argentine Peso

3 Critical Accounting Practices

The quarterly information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2017, except for the application of the new accounting standards as of January 1, 2018, although, despite the application, there was no material impact on the quarterly information, as mentioned in the financial statements as of December 31, 2017. This information should be considered jointly with the annual financial statements.

3.1 New standards, revisions and interpretations not yet in force

IASB issued and approved the following accounting standards/interpretations that are not yet effective and the Company did not early adopt them for the preparation of this quarterly information.

The Management evaluated or is evaluating and measuring the impacts of adopting the following standards/interpretations:

i) IFRS 16 – Leases – It replaces IAS 17 and essentially requires that lessees recognize future payments in their liabilities and the right to use a leased item in assets for practically all lease agreements. Therefore, financial lease and operating lease agreements receive similar accounting treatment, although certain short-term leases or those for small amounts are outside the scope of this standard. This standard will be effective as of January 1, 2019.

The Company, based on preliminary assessments, believes that the biggest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used to plant eucalyptus forests, with terms of up to 3 cycles of forest formation, around 21 years (Note 20.3 i)), but for the reporting date, the Company was still analyzing these and other lease agreements, as well as the transition criterion to be adopted to implement the new Standard.

ii) IFRIC 23 Uncertainty over Income Tax Treatments – Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32

Page 42 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) Income Taxes and the new interpretation IFRIC 23 apply only to Income Tax and Social Contribution. IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1, 2019. The Company is assessing the changes introduced by this new interpretation and, based on analyses made until the closing of this quarterly information, did not identify any major changes that cause any impact on its quarterly information. 4 Financial Instruments and Risks 4.1 Management of financial risks a) Overview In the three-month period ended March 31, 2018, there were no significant changes in the financial risk management policies and procedures compared to those reported in Note 4 to the financial statements of December 31, 2017. The main financial risk factors considered by Management are: Liquidity risk; Credit risk; Currency risk; Interest rate risks. The Company does not adopt hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Parent company and Consolidated statements of income of the periods, as presented in Note 26. b) Valuation All operations with financial instruments are recognized in the Company's quarterly information, as shown below. As a result of the adoption of IFRS 9, the subsequent measurement of financial instruments did not change in relation to last year. Page 43 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

	Note	Parent Company 3/31/2018	Parent Company 12/31/2017	Consolidated 3/31/2018	Consolidated 12/31/2017
Assets					
At fair value through profit or loss					
Financial investments	6	**1,339,977**	1,579,981	**1,391,669**	1,631,505
Derivative financial instruments	4.3	**161,351**	133,910	**161,351**	133,910
Amortized costs					
Cash and cash equivalents	5	**723,789**	490,701	**2,000,336**	1,076,833
Trade accounts receivable	7	**3,381,506**	2,579,919	**2,389,398**	2,303,810
		5,606,623	4,784,511	**5,942,754**	5,146,058
Liabilities					
At amortized cost					
Trade accounts payable	18	**565,864**	581,810	**600,564**	610,476
Loans and financing	19	**5,359,621**	5,441,048	**12,646,105**	12,191,856
Loans with related parties		**7,186,552**	6,722,399	**-**	-
Accounts payable for assets acquisition	24	**587,862**	537,248	**635,069**	585,986
At fair value through profit or loss					
Derivative financial instruments	4.5	**99,770**	127,896	**99,770**	127,896
		13,799,669	13,410,401	**13,981,508**	13,516,214

c) Fair value versus book value

The comparison between the fair value and carrying value of outstanding financial instruments, at their amortized cost, is shown below:

	Consolidated 3/31/2018 Book Value	Consolidated 3/31/2018 Fair Value	Consolidated 12/31/2017 Book Value	Consolidated 12/31/2017 Fair Value
Assets				
Cash and cash equivalents	**2,000,336**	**2,000,336**	1,076,833	1,076,833
Financial investments	**1,391,669**	**1,391,669**	1,631,505	1,631,505
Trade accounts receivable	**2,389,398**	**2,389,398**	2,303,810	2,303,810
Derivative financial instruments (current and non-current)	**161,351**	**161,351**	133,910	133,910
	5,942,754	**5,942,754**	5,146,058	5,146,058
Liabilities				
Trade accounts payables	**600,564**	**600,564**	610,476	610,476
Loans and financing (current and non-current)	**12,646,105**	**13,840,940**	12,191,856	13,755,352
Accounts payable for assets acquisitions (current and non-current)	**635,069**	**593,194**	585,986	564,292
Derivative financial instruments (current and non-current)	**99,770**	**99,770**	127,896	127,896
	13,981,508	**15,134,468**	13,516,214	15,058,016

4.2 Liquidity risk

The following tables show the maturities of financial liabilities settled with cash, including the estimated payment of interest and exchange variation. These maturities refer to the remaining term on the base date of the quarterly information up to the maturity of the agreement.

The amounts disclosed below refer to contracted cash flows not discounted and, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

Page 44 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

Consolidated	3/31/2018 Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities						
Trade accounts payables	600,564	600,564	600,564	-	-	-
Loans and financing	12,646,105	18,346,805	2,023,059	1,881,376	7,053,775	7,388,595
Accounts payable for assets acquisitions	635,069	761,289	95,490	93,768	184,064	387,967
Derivative financial instruments	99,770	88,607	23,804	53,209	11,594	-
Other accounts payable	430,313	430,313	309,055	121,258	-	-
	14,411,821	20,227,578	3,051,972	2,149,611	7,249,433	7,776,562

Consolidated	12/31/2017 Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities						
Trade accounts payables	610,476	610,476	610,476	-	-	-
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Accounts payable for assets acquisitions	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	-
Other accounts payable	293,193	293,193	280,436	12,757	-	-
	13,809,407	17,612,103	3,715,190	2,772,968	5,127,502	5,996,443

4.3 Credit risk

The book value of financial assets representing the exposure to credit risk on the date of the quarterly information was as follows:

	Note	Parent Company 31/3/2018	Parent Company 12/31/2017	Consolidated 31/3/2018	Consolidated 12/31/2017
Assets					
Cash and cash equivalents	5	**723,789**	490,701	**2,000,336**	1,076,833
Financial investments	6	**1,339,977**	1,579,981	**1,391,669**	1,631,505
Trade accounts receivable	7	**3,381,506**	2,579,919	**2,389,398**	2,303,810
Derivative financial instruments		**161,351**	133,910	**161,351**	133,910
		5,606,623	4,784,511	**5,942,754**	5,146,058

The Counterparties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives receivable, are rated by the rating agencies Fitch Ratings, Standard & Poor's and Moody's. The risk rating is as follows:

Page 45 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

				Consolidated
	Cash and cash equivalents and financial investments		Derivative financial instruments	
Risk rating [(a)]	3/31/2018	12/31/2017	3/31/2018	12/31/2017
AAA	**2,851,201**	2,168,810	**-**	65,510
AA+	**150,373**	169,881	**94,475**	51,231
AA	**196,603**	207,925	**18,447**	3,143
AA-	**142,990**	113,623	**48,429**	14,026
A	**48,081**	45,753	**-**	-
A-	**2,742**	2,330	**-**	-
BB	**15**	16	**-**	-
	3,392,005	2,708,338	**161,351**	133,910

(a) We use the Brazilian Risk Rating and the rating is given by rating agencies Fitch Ratings, Standard & Poor's and Moody's.

The risk rating of trade accounts receivable is as follows:

		Consolidated
	3/31/2018	12/31/2017
Low Risk [(a)]	**2,356,587**	2,268,675
Average Risk [(b)]	**9,331**	21,016
High Risk [(c)]	**64,267**	52,859
	2,430,185	2,342,550

(a) Overdue up to 30 days
(b) Overdue between 30 and 90 days
(c) Overdue more than 90 days and renegotiated by the client or with guarantee

The amounts do not consider the Allowance for Doubtful Accounts of R$ 40,787 and R$ 38,740 on March 31, 2018 and December 31, 2017, respectively.

4.4 Market risk

4.4.1. Exchange rate risk

The following table shows the net exposure of assets and liabilities in foreign currency:

Page 46 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

	Consolidated	
	3/31/2018	12/31/2017
Assets		
Cash and cash equivalents	**1,253,389**	585,541
Trade accounts receivable	**1,639,286**	1,544,749
Derivative financial instruments	**161,351**	133,910
	3,054,026	2,264,200
Liabilities		
Trade accounts payables	**(45,315)**	(36,018)
Loans and financing	**(9,038,084)**	(8,616,807)
Accounts payable for assets acquisitions	**(326,156)**	(332,193)
Derivative financial instruments	**(98,819)**	(126,781)
	(9,508,374)	(9,111,799)
Net liability exposure	**(6,454,348)**	(6,847,599)

Sensitivity analysis – foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%.

The following table presents the potential impacts on results assuming these scenarios:

	3/31/2018		
Consolidated	Probable	Possible Increase (Δ 25%)	Remote Increase (Δ 50%)
Cash and cash equivalents	1,253,389	313,347	626,695
Trade accounts receivable	1,639,286	409,821	819,643
Trade accounts payable	(45,315)	(11,329)	(22,657)
Loans and financing	(9,038,084)	(2,259,521)	(4,519,043)
Accounts payable for assets acquisitions	(326,156)	(81,539)	(163,078)
Derivatives Swap	21,938	(710,659)	(1,421,318)
Derivatives Options	40,594	(488,471)	(1,521,281)
	(6,454,348)	(2,828,351)	(6,201,039)

4.4.2 Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

Page 47 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Sensitivity analysis – exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: CDI, TJLP and Libor may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates.

The following table shows the potential impacts on the results in the event of these scenarios:

	3/31/2018		
Consolidated	**Probable**	**Possible Increase (Δ 25%)**	**Remote Increase (Δ 50%)**
Interbank deposit certificate ("CDI")			
Cash and cash equivalents	746,947	12,400	24,992
Financial investments	1,391,669	23,102	46,564
Loans and financing	(2,894,987)	(48,058)	(96,863)
Derivative Swap	21,938	86,210	171,675
Derivative Options	40,594	(25,857)	(52,069)
	(693,839)	47,797	94,299
Long-term interest rate ("TJLP")			
Loans and financing	(243,929)	(4,116)	(8,233)
	(243,929)	(4,116)	(8,233)
London InterBank Offered Rate ("Libor")			
Loans and financing	(4,175,657)	(19,657)	(39,314)
Derivative Swap	(951)	371	741
	(4,176,608)	(19,286)	(38,573)

4.5 Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The difference in amount can occur due to liquidity reasons, dismantling costs, interest of the counterparty in early settlement, among other aspects. The amounts reported by the Company are based on a calculation made by a specialized consulting firm and are reviewed by Management.

Page 48 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

a) Outstanding derivatives by type of contract

On March 31, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value in US$		Fair value	
Consolidated	**3/31/2018**	**12/31/2017**	**3/31/2018**	**12/31/2017**
Cash flow				
Exchange hedge				
Zero-cost collar (R$ vs. US$)	**1,870,000**	1,485,000	**40,594**	25,822
Fixed Swap (US$) vs. CDI	**-**	50,000	**-**	5,356
Fixed Swap CDI vs. US$	**-**	50,000	**-**	(2,485)
Subtotal	**1,870,000**	1,585,000	**40,594**	28,693
Debt hedge				
Exchange hedge				
Swap CDI vs. Fixed (US$)	**861,892**	291,725	**21,938**	(21,562)
Subtotal	**861,892**	291,725	**21,938**	(21,562)
Interest hedge				
Swap Libor vs. Fixed (US$)	**19,841**	19,841	**(951)**	(1,117)
Subtotal	**19,841**	19,841	**(951)**	(1,117)
Total in derivatives	**2,751,733**	1,896,566	**61,581**	6,014
Accounting classification				
Current assets			**95,539**	77,090
Non-current assets			**65,812**	56,820
Current liabilities			**(22,973)**	(23,819)
Non-current liabilities			**(76,797)**	(104,077)
			61,581	6,014

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on said dates.

Contracts outstanding on March 31, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

b) Fair value by maturity

Derivatives mature as follows:

Page 49 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

Maturity of derivatives	Fair value 3/31/2018	Fair value 12/31/2017
In 2018	**64,675**	53,270
In 2019	**65,652**	(16,064)
In 2020	**(68,746)**	(31,192)
	61,581	6,014

c) Long and short position of outstanding derivatives

On March 31, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

Consolidated	Currency	Notional value 3/31/2018	Notional value 12/31/2017	Fair value 3/31/2018	Fair value 12/31/2017
Debt hedge					
Assets					
Swap CDI vs. Fixed (US$)	R$	**2,850,588**	950,000	**54,525**	22,525
Swap Libor vs. Fixed (US$)	US$	**19,841**	19,841	**65,784**	65,517
Subtotal				**120,309**	88,042
Liabilities					
Swap CDI vs. Fixed (US$)	US$	**861,892**	291,725	**(32,587)**	(44,087)
Swap Libor vs. Fixed (US$)	US$	**19,841**	19,841	**(66,735)**	(66,634)
Subtotal				**(99,322)**	(110,721)
Total swap agreements				**20,987**	(22,679)
Cash flow					
Zero-cost collar (US$ vs. R$)	US$	**1,870,000**	1,485,000	**40,594**	25,822
Swap Fixed (US$) vs. CDI	US$	**-**	50,000	**-**	5,356
Swap CDI x Fixed (US$)	US$	**-**	50,000	**-**	(2,485)
Subtotal				**40,594**	28,693
Total in derivatives				**61,581**	6,014

Page 50 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

d) Settled derivatives

In the three-month period ended March 31, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Settlement value	
Consolidated	**31/3/2018**	**3/31/2017**
Cash flow		
Exchange hedge		
Zero-cost collar (R$ vs. US$)	**10,165**	-
NDF (MXN vs. US$)	**-**	50
Subtotal	**10,165**	50
Commodity hedge		
Bunker (oil)	**-**	2,631
Subtotal	**-**	2,631
Debt hedge		
Exchange hedge		
Swap CDI vs. Fixed (US$)	**2,871**	-
Swap Fixed (US$) vs. CDI	**-**	(8,809)
Subtotal	**2,871**	(8,809)
Interest hedge		
Swap Coupon vs. Fixed (US$)	**-**	15,824
Subtotal	**-**	15,824
Total in derivatives [a]	**13,036**	9,696

[a] In the period ended March 31, 2018 there was no receipt of premium on derivatives from short positions on unexpired options and is hence not presented in the table above (R$ 87,258 on December 31, 2017).

4.6 Capital management

	Parent Company		Consolidated	
	3/31/2018	**12/31/2017**	**3/31/2018**	**12/31/2017**
Loans and financing	**5,359,621**	5,441,048	**12,646,105**	12,191,856
(-) Cash and financial investments	**(2,063,766)**	(2,070,682)	**(3,392,005)**	(2,708,338)
Net debt	**3,295,855**	3,370,366	**9,254,100**	9,483,518
Shareholders' equity	**12,457,541**	11,621,554	**12,457,541**	11,621,554
Shareholders' equity and net debt	**15,753,396**	14,991,920	**21,711,641**	21,105,072

Page 51 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

4.7 Fair value hierarchy

The financial instruments and other quarterly information items assessed at fair value are presented in accordance with the levels defined below:

• Level 1 – Prices quoted (unadjusted) in active markets for identical assets or liabilities;

• Level 2 – Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

• Level 3 – Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

	3/31/2018			
Consolidated	**Fair value**	**Level 1**	**Level 2**	**Level 3**
Assets				
Financial investments	**1,391,669**	-	**1,391,669**	-
Derivative financial instruments	**161,351**	-	**161,351**	-
Biological assets [(a)]	**4,579,097**	-	-	**4,579,097**
	6,132,117	-	**1,553,020**	**4,579,097**
Liabilities				
Loans and financing	**13,840,940**	-	**13,840,940**	-
Accounts payable for assets acquisitions	**593,194**	-	**593,194**	-
Derivative financial instruments	**99,770**	-	**99,770**	-
	14,533,904	-	**14,533,904**	-

	12/31/2017			
Consolidated	**Fair value**	**Level 1**	**Level 2**	**Level 3**
Assets				
Financial Investments	1,631,505	-	1,631,505	-
Derivative financial instruments	133,910	-	133,910	-
Biological assets [(a)]	4,548,897	-	-	4,548,897
	6,314,312	-	1,765,415	4,548,897
Liabilities				
Loans and financing	13,755,352	-	13,755,352	-
Accounts payable for assets acquisitions	564,292	-	564,292	-
Derivative financial instruments	127,896	-	127,896	-
	14,447,540	-	14,447,540	-

[(a)] Changes in fair value of biological assets are shown in Note 13.

Page 52 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)
SUZANO PAPEL E CELULOSE

4.8 Guarantees

The Company has letters of credit and credit insurance policies as guarantee. In the period ended March 31, 2018, consolidated accounts receivable operations pegged to exports amount to USD 449 million, equivalent to R$1,492,869 on this date) (December 31, 2017, USD 429 million, equivalent to R$1,421,446).

5 Cash and Cash Equivalents

	Parent Company		Consolidated	
	3/31/2018	**12/31/2017**	**3/31/2018**	**12/31/2017**
Cash and banks				
Local currency	**32,061**	18,533	**35,189**	19,124
Foreign currency	**-**	-	**1,086,679**	583,604
	32,061	18,533	**1,121,868**	602,728
Financial investments				
Local currency	**691,728**	472,168	**711,758**	472,168
Foreign currency	**-**	-	**166,710**	1,937
	691,728	472,168	**878,468**	474,105
	723,789	490,701	**2,000,336**	1,076,833

Financial investments in local currency have low risk and immediate liquidity, and correspond to investments indexed to the Interbank Deposit Certificate ("CDI"). On March 31, 2018 and December 31, 2017, yield rates ranged from 94% to 110% of the CDI.

6 Financial Investments

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Financial assets measured at fair value through profit or loss held for trading				
Investment funds [(a)]	**1,254,140**	1,542,068	**1,305,832**	1,593,066
Bank Deposit Certificates ("CDB") [(b)]	**85,837**	37,913	**85,837**	38,439
	1,339,977	1,579,981	**1,391,669**	1,631,505

[(a)] Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, and are remunerated at a percentage of the Overnight (CDI) rate, ranging from 97.7% to 102.4%. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is presented on Note 4.3

[(b)] CDBs were remunerated on average at a percentage of the CDI of 104.53% (December 31, 2017, 102.48%).

Page 53 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)
SUZANO PAPEL E CELULOSE

7 Trade Accounts Receivable

7.1 Breakdown of balances

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Domestic customers				
Third parties	**658,912**	739,858	**711,848**	741,558
Receivables Investment Fund ("FIDC") (a)	**28,326**	25,825	**28,326**	25,825
Subsidiaries (b)	**43**	-	-	-
Related parties (b)	**48,060**	28,652	**48,060**	28,652
Foreign customers				
Third parties	**40,686**	45,572	**1,641,951**	1,546,515
Subsidiaries (b)	**2,643,710**	1,775,848	-	-
Allowance for doubtful accounts	**(38,231)**	(35,836)	**(40,787)**	(38,740)
	3,381,506	2,579,919	**2,389,398**	2,303,810

(a) The fund is established under the closed co-ownership arrangement and is governed by Resolution 2907/2001 of the National Monetary Council ("CMN") and instructions issued by the Securities and Exchange Commission of Brazil ("CVM"). It is composed of 100,000 units of ownership in the amount of R$100,000, of which 97,000 senior units will be held by Banco Rabobank (Lead Manager of the Fund) totaling R$97,000, and 3,000 subordinated units held by Suzano totaling R$3,000. The term of the fund is two years and may be renewed. On March 31, R$27,397 is recorded under loans and financing, net of transaction costs (Note 19).

(b) See Note 11.

7.2 Notes overdue

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Amounts overdue:				
Up to 30 days	**23,300**	38,270	**155,475**	67,239
Overdue between 31 and 60 days	**2,981**	9,418	**2,999**	16,066
Overdue between 61 and 90 days	**4,520**	3,825	**6,331**	3,949
Overdue between 91 and 120 days	**1,531**	2,949	**2,300**	2,831
Overdue between 121 and 180 days	**5,388**	9,959	**6,329**	9,423
Over 180 days	**49,732**	36,402	**55,633**	39,905
	87,452	100,823	**229,067**	139,413
% Total overdue receivables, excluding allowance for doubtful accounts	**3%**	4%	**9%**	6%

7.3 Changes in allowance for doubtful accounts

	Parent Company		Consolidated	
	Three-month period ended			
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Opening balance	**(35,836)**	(35,309)	**(38,740)**	(35,309)
Credits accrued in the period	**(5,477)**	(2,038)	**(7,026)**	(3,514)
Credits recovered in the period	**734**	10	**734**	10
Credits definitively written-off from position	**2,348**	5,078	**2,689**	5,078
Foreign exchange variation	-	-	**1,556**	(304)
Closing balance	**(38,231)**	(32,259)	**(40,787)**	(34,039)

Page 54 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. A portion of them are equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8 Inventories

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Finished goods				
Pulp				
Domestic	**106,755**	81,829	**106,755**	81,829
Foreign	-	-	**233,928**	198,380
Paper				
Domestic	**199,832**	196,944	**199,832**	196,944
Foreign	-	-	**64,604**	67,146
Consumer Goods				
Domestic	**9,136**	6,376	**13,627**	6,376
Work in process	**60,461**	63,797	**62,580**	63,797
Raw materials	**404,949**	388,383	**413,116**	388,383
Storeroom suppliers	**175,762**	153,994	**197,453**	170,020
Advances to suppliers	**29,541**	35,035	**29,541**	35,086
	986,436	926,358	**1,321,436**	1,207,961

On March 31, 2018, inventories are net of estimated losses amounting to R$44,644 (R$51,911 on December 31, 2017). Additions to and reversals of estimated losses and direct write-offs are recognized under profit or loss, in cost of goods sold, corresponding to a reversal of R$3,045 and a provision of R$573 in the three-month periods ended March 31, 2018 and December 31, 2017, respectively.

No inventory items were given as collateral for or guarantee of liabilities for the fiscal years presented.

9 Recoverable Taxes

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Withholding tax and prepaid income tax and social contribution	**49,435**	50,239	**66,188**	58,823
PIS and COFINS - on acquisition of fixed assets [(a)]	**57,902**	58,767	**58,187**	58,767
PIS and COFINS - other operations	**53,816**	54,360	**54,984**	55,515
ICMS - on acquisition of fixed assets [(b)]	**69,990**	71,603	**69,990**	71,603
ICMS - other operations [(c)]	**241,763**	250,006	**276,805**	280,384
Reintegra Program [(d)]	**57,208**	71,376	**57,208**	71,376
Other taxes and contributions	**3,916**	1,934	**12,950**	4,298
Provision for the impairment of ICMS credits [(e)]	**(12,874)**	(10,583)	**(12,874)**	(10,583)
	521,156	547,702	**583,438**	590,183
Total current assets	**258,181**	263,945	**320,038**	306,426
Total non-current assets	**262,975**	283,757	**263,400**	283,757

Page 55 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

[(a)] Social Integration Program ("PIS") / Social Security Funding Contribution ("COFINS") - Credits whose realization is linked to the depreciation period of the corresponding asset.

[(b)] Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment – CIAP.

[(c)] ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products. Credits are concentrated in the states of Bahia and Maranhão, where the Company realizes the credits through "Transfer of Accrued Credit" (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Bahia and Maranhão.

[(d)] Special Regime of Tax Refunds for Export Companies ("Reintegra").

[(e)] Provision for discount on sales to third parties of accrued credit mentioned in item "c" above

10 Advance to Suppliers

10.1 Development Program

On March 31, 2018, the balance of advances of funds and inputs for timber development amounted to R$272,934 (R$237,466 on December 31, 2017), classified in the balance sheet according to the expected realization, among current and non-current liabilities.

10.2 Advance for the purchase of finished product

On March 31, 2018, the Company had paid advance for the purchase of finished products, through its subsidiary Suzano Trading, in the amount of US$10 million (equivalent to R$33,483), (R$33,324 on December 31, 2017).

11 Related Parties

Related parties	Type of operation
Bexma Comercial Ltda. ("Bexma")	Administrative expenses
Bizma Investimentos Ltda. ("Bizma")	Investment fund management
Central Distribuidora de Papéis Ltda. ("Central")	Sale of paper
Ibema Cia Brasileira de Papel ("Ibema")	Sale of paper
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável ("Ecofuturo")	Social services
IPLF Holding S.A. ("IPLF")	Shared corporate costs and expenses
Lazam MDS Corretora e Adm. Seguros S.A. ("Lazam-MDS")	Insurance advisory and consulting
Mabex Representações e Participações Ltda. ("Mabex")	Aircraft services (freight)
Nemonorte Imóveis e Participações Ltda. ("Nemonorte")	Real estate advisory
Suzano Holding S.A. ("Holding")	Grant of suretyship and administrative costs

Page 56 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)
SUZANO PAPEL E CELULOSE

11.1 Balance sheets and transactions in the three-month period ended March 31, 2018

	ASSETS			LIABILITIES				INCOME STATEMENT	
	Current			Current			Non-current		
Item of balance sheet	Trade receivables - subsidiaries	Trade receivables - related parties	Receivables from related parties	Trade payables	Payables to related parties	Loans and financing	Payables to related parties	Income	Expenses
With subsidiaries									
Suzano Trading	2,588,180 [b]	-	-	-	18,125 [a]	-	3,123,154 [a]	1,916,437 [b]	(45,368)
Suzano Europa	41	-	-	-	-	-	-	54	-
Suzano Austria	-	-	-	-	34,369 [a]	-	4,014,153 [a]	-	(79,455)
Paineiras	-	-	-	-	-	-	-	-	(1,593)
Paineiras Logística	-	-	2,989	-	4,578	-	-	-	(57,503)
Stenfar	42,099 [b]	-	-	-	466	-	-	24,055 [b]	(198)
Ondurman	43	-	-	-	-	-	-	-	(3,953)
Futuragene	-	6	-	-	-	-	-	112	-
Sun Paper	-	-	-	-	4,194	-	-	-	(170)
Facepa	13,390	-	-	-	-	-	-	-	-
	2,643,753	6	2,989	-	61,732	-	7,137,307	1,940,658	(188,240)
With related parties									
Holding company	-	-	-	-	-	136	-	19	(3,034)
Nemonorte	-	-	-	-	-	-	-	-	(62)
Bexma	-	-	-	-	-	-	-	3	-
Lazam - MDS	-	-	-	-	-	-	-	-	(31)
Ecofuturo	-	-	-	-	-	-	-	2	(875)
Ibema	-	48,054 [b]	-	4,448	-	-	-	47,602 [b]	-
Bizma	-	-	-	-	-	-	-	9	-
	-	48,054	-	4,448	-	136	-	47,635	(4,002)
	2,643,753	48,060	2,989	4,448	61,732	136	7,137,307	1,988,293	(192,242)

Page 57 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)
SUZANO PAPEL E CELULOSE

11.2 Balances sheets on December 31, 2017 and transactions in the three-month period ended March 31, 2017

	ASSETS			LIABILITIES				INCOME STATEMENT	
	Current			Current			Non-current		
Item of balance sheet	Trade receivables - subsidiaries	Trade receivables - related parties	Receivables from related parties	Trade payables	Payables to related parties	Loans and financing	Payables to related parties	Income	Expenses
With subsidiaries									
Suzano Trading	1,732,080 (b)	-	-	-	661,643 (a)	-	1,978,014 (a)	1,247,563	(155,700)
Suzano Europa	49	-	-	-	-	-	-	-	-
Suzano Austria	-	-	-	-	90,946 (a)	-	3,995,071 (a)	-	(50,849)
Paineiras	-	-	-	-	-	-	-	-	(1,252)
Paineiras Logística	-	-	2,369	-	2,749	-	-	-	(57,348)
Stenfar	43,719 (b)	-	-	-	1,001	-	-	22,247 (b)	(234)
Ondurman	-	-	-	-	-	-	-	-	(4,005)
Amulya	-	-	-	-	-	-	-	-	(2,839)
Futuragene	-	20	-	-	-	-	-	15	-
Sun Paper	-	-	-	-	4,027	-	-	-	-
	1,775,848	20	2,369	-	760,366	-	5,973,085	1,269,825	(272,227)
With related parties									
Holding company	-	-	-	-	-	141	-	7	(3,602)
Central	-	-	-	-	-	-	-	4,056	-
Nemonorte	-	-	-	-	-	-	-	-	(58)
Mabex	-	-	-	-	-	-	-	-	(8)
Lazam - MDS	-	-	-	-	-	-	-	-	(89)
Ecofuturo	-	4	-	45	-	-	-	-	(880)
Ibema	-	28,628 (b)	-	6,954	-	-	-	12,348 (b)	-
	-	28,632	-	6,999	-	141	-	16,411	(4,637)
	1,775,848	28,652	2,369	6,999	760,366	141	5,973,085	1,286,236	(276,864)

(a) New loans through subsidiaries (Note 19 (d));

(b) Pulp and paper sales operations.

Page 58 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)
SUZANO PAPEL E CELULOSE

11.3 Management compensation

On March 31, 2018 and 2017, expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the period.

	Parent Company		Consolidated	
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Short-term benefits				
Salary or compensation	**8,536**	5,583	**8,727**	5,583
Direct and indirect benefits	**793**	532	**815**	532
Bonus	**3,724**	5,363	**3,788**	5,363
	13,053	11,478	**13,330**	11,478
Long-term benefits				
Share-based payments	**31,765**	25,368	**31,819**	25,368
	31,765	25,368	**31,819**	25,368
	44,818	36,846	**45,149**	36,846

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory "13th salary" bonus), and payroll charges (company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (Note 23).

12 Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

Page 59 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information
at March 31, 2018

(In thousands of R$, unless otherwise stated)

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Income tax loss carryforward	**509,441**	572,356	**512,059**	575,248
Social contribution tax loss carryforward	**7,840**	29,830	**7,840**	29,830
Provision for tax, civil and labor liabilities	**104,925**	103,631	**104,925**	103,631
Temporary differencies provision (operational and others)	**214,587**	203,831	**214,587**	203,831
Exchange variation losses (net) - payable on a cash basis for tax purposes	**89,550**	82,793	**89,550**	82,793
Losses on derivatives	**(2,551)**	29,943	**(2,551)**	29,943
Other temporary differences	**128,215**	109,789	**128,484**	109,503
Non-current assets	**1,052,007**	1,132,173	**1,054,894**	1,134,779
Goodwill – Tax offset on goodwill not amortized in books	**10,837**	10,063	**10,837**	10,063
Property, plant and equipment - deemed cost adjustment	**1,514,963**	1,525,281	**1,589,714**	1,603,987
Biological assets - fair value	**101,711**	90,461	**101,711**	90,461
Tax accelerated depreciation	**1,186,099**	1,183,115	**1,186,099**	1,183,115
Gains on derivatives	**18,387**	31,988	**18,387**	31,988
Other temporary differences	**2,765**	2,519	**2,765**	2,519
Non-current liabilities	**2,834,762**	2,843,427	**2,909,513**	2,922,133
Total non-current assets, net	**-**	-	**2,618**	2,606
Total non-current liabilities, net	**1,782,755**	1,711,254	**1,857,237**	1,789,960

Except for tax losses, the social contribution tax loss carryforwards and accelerated incentivized depreciation, which is obtained only through IRPJ, the other taxable income was obtained by both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Tax loss carryforward	**2,037,766**	2,289,425	**2,048,238**	2,300,993
Social contribution tax loss carryforward	**87,111**	331,445	**87,111**	331,445

The projected realization of deferred taxes was prepared based on the Management's best estimates and on projected results. However, since there are diverse assumptions over which the Company has no control, such as inflation indices, exchange volatility, international market prices and other economic uncertainties in Brazil, future results may materially differ from those considered in this projection.

Page 60 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

Year	3/31/2018 Consolidated
April to December 2018	**286,433**
In 2019	**369,584**
In 2020	**157,454**
In 2021	**31,056**
In 2022	**95,474**
In 2023	**6,722**
2024 to 2027	**108,171**
	1,054,894

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	Parent Company		Consolidated	
	Three-month period ended			
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Income before taxes	**977,079**	590,816	**976,353**	593,861
Income and social contribution expenses at statutory nominal rate - 34%	**(332,207)**	(200,877)	**(331,960)**	(201,913)
Tax effect on permanent differences:				
Tax incentive - Reduction SUDENE [(a)]	**95,065**	19,097	**95,065**	19,097
Equity method in affiliates	**41,617**	37,942	**(18)**	(6,354)
Taxation difference - Subsidiaries [(b)]	**-**	-	**55,160**	32,822
Reintegra credit	**12,624**	8,164	**12,624**	8,164
Taxation on transactions with subsidiaries	**-**	(3,252)	**-**	(3,252)
Other	**18,949**	(1,743)	**5,903**	7,721
	(163,952)	(140,669)	**(163,226)**	(143,714)
Income tax				
Current	**(43,237)**	(12,912)	**(45,996)**	(15,572)
Deferred	**(51,753)**	(85,423)	**(48,845)**	(85,423)
	(94,990)	(98,335)	**(94,841)**	(100,995)
Social Contribution				
Current	**(51,310)**	(13,632)	**(51,780)**	(14,017)
Deferred	**(17,652)**	(28,702)	**(16,605)**	(28,702)
	(68,962)	(42,334)	**(68,385)**	(42,719)
Income and social contribution tax expenses in the periods	**(163,952)**	(140,669)	**(163,226)**	(143,714)
Effective rate of income and social contribution tax expenses	**16.8%**	23.8%	**16.7%**	24.2%

(a) The Company used the benefit of reducing 75% calculated based on Exploration Profit of Mucuri (BA) and Imperatriz (MA) units.

(b) Refers mainly to the difference between the nominal rate used by the Company and that used by its subsidiaries in Brazil and abroad.

Page 61 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

13 Biological Assets

The changes in the balances of biological assets in the respective periods are shown below:

	Parent Company	Consolidated
Balances on December 31, 2016	4,198,382	4,072,528
Additions [a]	934,992	912,368
Depletion for the year	(551,135)	(551,135)
Gain on adjustment to fair value [b]	192,504	192,504
Disposal of forests	(28,030)	(28,030)
Other write-offs	(46,369)	(49,338)
Balances on December 31, 2017	4,700,344	4,548,897
Additions [a]	**212,329**	**206,720**
Depletion for the period	**(164,723)**	**(164,723)**
Disposal of forests	**(11,789)**	**(11,789)**
Other write-offs	**(8)**	**(8)**
Balances on March 31, 2018	**4,736,153**	**4,579,097**

(a) Refers to the formation and acquisition of forests, of which R$199,869 of forest formation and R$12,460 of forest acquisition (December 31, 2017, R$ 798,578 and R$ 136,414, respectively);

(b) The gain reported in 2017 is mainly due to the gross wood price in the regions of Maranhão and Pará and the maintenance of other assumptions;

The Company's biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the Discounted Cash Flow method.

Page 62 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) 14 Investments Subsidiaries Joint ve ntures Mucuri Energética Paineiras Logística Suz ano America Suzano Áustria Suzano Europa Suz ano Luxemburgo Suz ano Trading AGFA Amulya Facepa Ondurman Paineiras StenfarSun Paper Asapir (c) Ibema Total - - - - - - - - - - - 95,506 - (15,173) - 9,279 - - 43,000 (37,106) - - - - - - - - - - - - - - - - - 212,370 - - - - - - - - - - 354 - 41,996 - (66,715) - (7,921) - - - - (74,636) - (1,798) - - - - 172,605 (14,495) (437) - - - - 157,673 4,176 (163) - - - 1,938 (1,504) - - - - - 434 464 - - - - 19,872 (426) (3,935) - - - - 15,511 (1,972) (1,465) - - - 4,535 (382) 469 - - - - 4,622 - 195 - - (19,554) - (7,282) 748 - - - (26,088) - 1,545 235 - - (2,087) - 3,332 153 - - - - 1,398 363 41 - - - 1,416 (6,305) 3,756 - - - (1,133) - (39,362) 1,794 - - - - - - - - - - - - 3 - 54 - 29,802 512,558 37,123 - - - - 579,483 158,944 13,592 - - - 2,042 (55) 129 - - - - 2,116 (259) 42 - - - 873 5,872 - 21 - - - 6,766 (53) - - - (103,529) 233,083 492,671 38,006 21 43,000 (37,106) (101,857) 768,003 122,402 14,274 349,872 54 Provis ion for los ses on Dec ember 31, 2016 Investment on December 31, 2016 Equity pick-up in subsidiaries and inves tees Foreign exchange variations in inves tees Share acquisition Capital increas e Merger of subs idiary Provis ion for los ses on Dec ember 31, 2017 Investment on December 31, 2017 Equity pick-up in subsidiaries and investees Foreign exchange variations in investees Acquisition of subsidiaries (a ) Capital increase in subsidiaries Provision for losses on March 31, 2018 (b) Investments on March 31, 2018 (b) - 95,506 - - - 212,370 - 42,350 (76,434) - - 161,686 - 898 - 12,074 - 4,817 (24,308) - - 1,802 (38,702) - - 57 - 752,019 - 1,899 - 6,713 (139,444) 1,292,192 (a) See Note 1.1 b) ii) and iii). (b) Includes unrealized profit from intercompany transactions and provision for investment losses. (c) Shared control with 50% consolidation. Page 63 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) The financial information of subsidiaries and joint ventures is shown below: Subsidiaries Indire ct subsidiaries Joint venture s Mucuri Energética Paineiras Logística Suzano Ame rica Suzano Áustria Suzano Europa Suzano Luxemburgo Suzano Trading AGFA Facepa Ondurman Paineiras Stenfar Sun Paper Stenfar Futuragene Facepa Asapir Ibema Equity intere st % Total assets Total liabilities Adjusted equity Net income (loss) for the period 100% 35,885 3 95,506 (a) - 64.04% 182,835 60,285 212,370 (a) - 100% 217,811 67,377 41,996 (a) 354 100% 91,373 47,839 (76,434) (b) 2,561 100% 274,428 74,981 161,686 (b) 5,428 100% 12,553 11,655 898 463 90% 94,620 69,604 14,574 (b) (29) 100% 5,237 420 4,817 - 100% 340,062 293,945 (24,308) (b) 3,342 100% 4,056,643 4,054,841 1,802 363 100% 3,697,353 3,622,110 (38,702) (b) 2,542 100% 100% 6,549,108 5,791,189 752,019 (b) 164,701 10% 94,620 69,604 25,016 (29) 100% 78,960 40,856 38,104 (16,072) 28.8% 182,835 60,285 212,370 (a) - 50% 12,630 8,832 3,798 (518) 49.9% 352,396 351,152 1,244 201 57 - 57 - (a) Adjusted shareholders' equity considers the difference between the consideration transferred and the net assets acquired during the fair value measurement phase. (b) Adjusted equity considers the elimination of unrealized profits. Page 64 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

15 Property, Plant and Equipment

						Parent Company
	Buildings	Machinery and equipment	Other assets	Land and farms	Work in progress	Total property, plant and equipment
Annual average depreciation rate	3.45%	5.42%	17.41%	-	-	-
Cost						
Balances on December 31, 2016	2,681,691	15,335,813	289,431	4,008,345	390,671	22,705,951
Transfers	141,161	485,182	3,297	3,920	(633,560)	-
Transfers between other assets [b]	(4,500)	4,434	(7,035)	-	(8,705)	(15,806)
Additions	4,500	104,402	5,895	1,739	731,740	848,276
Write-offs [a]	(9,463)	(95,277)	(13,520)	(10,561)	(4,697)	(133,518)
Merger of AMYA	-	-	-	25,793	-	25,793
Interest capitalization	-	-	-	-	8,286	8,286
Balances on December 31, 2017	2,813,389	15,834,554	278,068	4,029,236	483,735 [c]	23,438,982
Transfers	**7,661**	**50,850**	**5,614**	**2,520**	**(66,645)**	**-**
Transfers between other assets [b]	**-**	**525**	**494**	**-**	**88**	**1,107**
Additions	**-**	**18,232**	**1,363**	**2**	**121,100**	**140,697**
Write-offs [a]	**(1,572)**	**(44,224)**	**(574)**	**(2,066)**	**-**	**(48,436)**
Interest capitalization	**-**	**-**	**-**	**-**	**267**	**267**
Balances on March 31, 2018	**2,819,478**	**15,859,937**	**284,965**	**4,029,692**	**538,545** [c]	**23,532,617**
Depreciation						
Balances on December 31, 2016	(761,724)	(5,904,324)	(175,704)	-	-	(6,841,752)
Transfers	8	270	(278)	-	-	-
Write-offs [a]	3,172	64,536	13,140	-	-	80,848
Depreciation	(70,037)	(700,416)	(26,520)	-	-	(796,973)
Balances on December 31, 2017	(828,581)	(6,539,934)	(189,362)	-	-	(7,557,877)
Transfers	**6**	**2**	**(8)**	**-**	**-**	**-**
Write-offs [a]	**577**	**42,649**	**74**	**-**	**-**	**43,300**
Depreciation	**(18,443)**	**(185,404)**	**(6,681)**	**-**	**-**	**(210,528)**
Balances on March 31, 2018	**(846,441)**	**(6,682,687)**	**(195,977)**	**-**	**-**	**(7,725,105)**
Residual value						
Balances on December 31, 2017	1,984,808	9,294,620	88,706	4,029,236	483,735 [c]	15,881,105
Balances on March 31, 2018	**1,973,037**	**9,177,250**	**88,988**	**4,029,692**	**538,545** [c]	**15,807,512**

Page 65 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)
SUZANO PAPEL E CELULOSE

Consolidated

		Buildings	Machinery and equipment	Other assets	Land and farms	Work in progress	Total property, plant and equipment
Annual average depreciation rate		3.45%	5.42%	17.41%	-	-	-
Cost							
Balances on December 31, 2016		2,683,827	15,345,570	299,131	4,368,577	390,671	23,087,775
Transfers		141,161	485,182	3,297	3,920	(633,560)	-
Transfers between other assets	(b)	(4,500)	4,434	(7,035)	-	(8,705)	(15,806)
Additions		4,648	106,422	6,527	2,257	731,740	851,594
Write-offs	(a)	(9,463)	(95,277)	(13,525)	(26,161)	(4,697)	(149,123)
Interest capitalization		-	-	-	-	8,286	8,286
Balances on December 31, 2017		2,815,673	15,846,331	288,395	4,348,592	483,735 (c)	23,782,726
Transfers		7,661	50,850	5,614	2,520	(66,645)	-
Transfers between other assets	(b)	-	525	494	-	88	1,107
Additions		53	18,872	1,554	190	121,290	141,959
Facepa and PCH Mucuri		201,400	183,636	8,454	25,586	4,692	423,768
Write-offs	(a)	(2,572)	(44,224)	(574)	(2,505)	-	(49,875)
Interest capitalization		-	-	-	-	267	267
Balances on March 31, 2018		3,022,215	16,055,990	303,937	4,374,383	543,427 (c)	24,299,952
Depreciation							
Balances on December 31, 2016		(762,686)	(5,908,943)	(180,866)	-	-	(6,852,495)
Transfers		8	270	(278)	-	-	-
Write-offs	(a)	3,172	64,536	13,145	-	-	80,853
Depreciation		(70,315)	(701,822)	(27,719)	-	-	(799,856)
Balances on December 31, 2017		(829,821)	(6,545,959)	(195,718)	-	-	(7,571,498)
Transfers		6	2	(8)	-	-	-
Write-offs	(a)	978	42,649	74	-	-	43,701
Depreciation		(19,103)	(186,268)	(6,898)	-	-	(212,269)
Facepa and PCH Mucuri		(41,946)	(95,884)	(6,508)			(144,338)
Balances on March 31, 2018		(889,886)	(6,785,460)	(209,058)	-	-	(7,884,404)
Residual value							
Balances on December 31, 2017		1,985,852	9,300,372	92,677	4,348,592	483,735 (c)	16,211,228
Balances on March 31, 2018		2,132,329	9,270,530	94,879	4,374,383	543,427 (c)	16,415,548

(a) In addition to disposals, write-offs include obsolescence and scrapping;

(b) Includes transfers between the lines of inventory, intangible assets and non-current assets for sale, of which: i) semi trucks – R$6,377 and commercial property (R$4,500) (December 31, 2017, i) semi trucks (R$7,035) and commercial property – R$4,500)).

(c) The balance of Construction in Progress comes from investments made in line with its strategy to maximize return for shareholders, of which: i) adjacent business – R$198,166; ii) structural competitiveness – R$262,599; and iii) other investments – R$82,662 (December 31, 2017, i) adjacent business – R$134,299; ii) structural competitiveness – R$264,606; iii) other investments – R$84,830).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 20.1.

On March 31, 2018, the Company did not identify any event that indicates impairment of assets.

15.1 Assets given as collateral

On March 31, 2018, assets given as collateral in loan operations and lawsuits amounted to R$11,433,091 (R$11,571,632 on December 31, 2017).

15.2 Capitalized expenses

In the three-month period ended March 31, 2018, interests were capitalized in the amount of R$267 referring to the investments in adjacent business and structural

Page 66 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

competitiveness (December 31, 2017 the amount of R$8,286 referring to the same investments). The amount considers acquisitions net of investments at the average rate of 0.53% per month.

16 Intangible Assets

16.1 Goodwill

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Vale Florestar	45,435	45,435	45,435	45,435
Paineiras Logística	10	10	10	10
Facepa [(a)]	-	-	193,512	-
	45,445	45,445	238,957	45,445

[(a)] Company acquired in the first quarter of 2018, currently undergoing calculation of the Purchase Allocation Price (Note 1.1 b) ii)).

16.2 Intangible assets with indefinite useful life

On March 31, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$1,196.

Page 67 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

16.3 Intangible assets with determined useful life

	Consolidated				Parent Company
	Trademarks and patents	Softwares	R&D Agreements	Total	Total
Useful life (years)	**10**	**5**	**18.8**		
Acquisition cost	1,635	120,718	196,023	318,376	144,933
Accumulated amortization	(920)	(49,533)	(94,976)	(145,429)	(73,069)
Balances on December 31, 2016	715	71,185	101,047	172,947	71,864
Acquisitions	-	8,054	-	8,054	8,054
Foreign currency translation adjustment	-	-	1,284	1,284	-
Amortization	(105)	(21,825)	(8,339)	(30,268)	(21,930)
Write-offs	-	-	(18,937)	(18,937)	-
Transfers and others	-	8,705	-	8,705	8,705
Book balance	610	66,119	75,055	141,785	66,693
Acquisition cost	1,635	137,477	178,370	317,482	161,693
Accumulated amortization	(1,025)	(71,358)	(103,315)	(175,698)	(95,000)
Balances on December 31, 2017	610	66,119	75,055	141,785	66,693
Acquisitions	-	**57**	-	**57**	**57**
Acquisition PCH Mucuri/Facepa	**17**	**749**		**766**	-
Foreign currency translation adjustment	-	-	**316**	**316**	-
Amortization	**(25)**	**(5,811)**	**(1,684)**	**(7,520)**	**(5,835)**
Amortization PCH Mucuri/Facepa	**(13)**	**(429)**		**(442)**	-
Transfers and others	-	**(88)**	-	**(88)**	**(88)**
Book balance	**589**	**60,597**	**73,687**	**134,874**	**60,827**
Acquisition cost	1,652	138,195	178,686	318,533	161,662
Accumulated amortization	(1,063)	(77,598)	(104,999)	(183,659)	(100,835)
Balances on March 31, 2018	**589**	**60,597**	**73,687**	**134,874**	**60,827**

17 Receivables from land expropriation

In the three-month period ended March 31, 2018, there was no change in the nature and opinion of the Management and the legal advisors regarding the information reported on December 31, 2107.

On March 31, 2018 and December 31, 2017, the amount was R$60,975.

18 Trade accounts payable

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Domestic suppliers	**542,168**	567,306	**555,249**	574,458
Foreign suppliers	**23,696**	14,504	**45,315**	36,018
	565,864	581,810	**600,564**	610,476

Page 68 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

19 Loans and Financing

		Index	Annual average interest rate on 3/31/2018	Maturity	Parent Company 3/31/2018	Parent Company 12/31/2017	Consolidated 3/31/2018	Consolidated 12/31/2017
Property, plant and equipment:								
BNDES - Finem	(a) (b)	Fixed rate /TJLP	7.15%	2018 to 2026	299,164	311,836	380,510	339,798
BNDES - Finem	(b)	Currency basket / US$	6.79%	2018 to 2023	158,433	165,125	158,433	165,125
BNDES - Finame	(a)	Fixed rate /TJLP	5.47%	2018 to 2024	4,277	4,708	4,277	4,708
FNE - BNB	(b)	Fixed rate	6.31%	2018 to 2026	238,239	244,452	238,239	244,452
FINEP	(b)	Fixed rate	4.00%	2018 to 2020	18,647	20,577	18,647	20,577
Financial lease		CDI/US$		2018 to 2022	18,769	19,686	18,769	19,686
Export Credit Agency - ECA	(b) (c)	US$/Libor	3.37%	2018 to 2022	878,616	864,761	878,615	864,761
					1,616,145	1,631,145	1,697,490	1,659,107
Working capital:								
Export financing		US$/Libor	5,19%	2018 to 2022	803,806	844,388	803,806	844,388
Export credit note		CDI	6.37%	2018 to 2020	2,894,287	2,907,200	2,894,287	2,907,200
Senior Notes	(d)	US$/Fixed rate	6.22%	2021 to 2047	-	-	4,685,891	4,730,800
Trade notes discount-Vendor				2018	17,780	33,363	17,780	33,363
Syndicated Loan	(e)	US$/Libor	3,23%	2018 to 2020	-	-	2,488,411	1,986,691
Fund of Investments in Receivables	(f)			2018	27,397	24,665	27,397	24,665
Other				2018 to 2025	206	287	31,043	5,642
					3,743,476	3,809,903	10,948,615	10,532,749
					5,359,621	5,441,048	12,646,105	12,191,856
Current (including interest payable)					1,364,441	1,329,753	1,432,974	2,115,067
Non-current					3,995,180	4,111,295	11,213,131	10,076,789
Non-current loans and financing mature as follows:								
2019					1,108,484	1,236,638	1,181,043	2,122,767
2020					2,163,990	2,160,696	2,153,627	2,599,279
2021					496,918	494,345	2,234,781	1,121,216
2022					125,310	119,750	1,237,238	123,745
2023					49,179	49,164	330,157	53,160
2024					30,148	30,089	34,143	34,084
2025 onwards					21,151	20,613	4,042,142	4,022,538
					3,995,180	4,111,295	11,213,131	10,076,789

(a) Transactions at 6% p.a. of the Long-term Interest Rate ("TJLP") published by the Central Bank of Brazil. The model of operation of the term of capitalization, that is, exceeding 6% p.a., is merged into the principal and subject to the interest rate mentioned.

(b) Loans and financing are secured, depending on the agreement, by i) plant mortgages; ii) rural properties; iii) fiduciary sale of the asset being financed; iv) guarantee from shareholders, and (v) bank guarantee.

(c) Suzano contracted two financing operations in the total amount equivalent to US$535 million to fund the import of equipment to be installed in the pulp producing unit in Maranhão, for a term of up to 9.5 years, with guarantee furnished by the Export Credit Agencies Finnvera and EKN. These agreements establish covenants regarding the maintenance of determined levels of leverage, which are verified for compliance after 60 and 120 days of the closing of the months of June and December of each fiscal year, respectively. With regard to the results of June 2017, the Company met all covenants established in the agreements. In relation to the results as of December 2017, the calculations are currently being reviewed.

(d) In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$456 million and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: i) US$200 million, maturing on July 14, 2026, with interest corresponding to 4.625% p.a., to be paid semiannually, in January and July; and ii) US$200 million, maturing on March 16,

Page 69 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

2047, with interest corresponding to 6.300% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Áustria, issued US$300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a.

(e) In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$7500 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) ii)).

(f) See Note 7.1.

Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

19.1 Changes in loans and financing

	Parent Company	Consolidated
Balances on December 31, 2016	8,150,116	14,012,779
Borrowings	242,740	2,561,954
Foreign exchange gain (losses), net	(7,754)	81,849
Settlement of principal	(2,927,471)	(4,533,736)
Settlement of interest	(565,514)	(1,025,117)
Interest expenses and other costs	551,614	1,041,995
Transaction and other costs	(2,683)	52,132
Balances on December 31, 2017	5,441,048	12,191,856
Borrowings	**46,383**	**2,476,082**
Addition from acquisition of subsidiaries	**-**	**79,928**
Foreign exchange gain (losses), net	**7,638**	**53,639**
Settlement of principal	**(188,150)**	**(2,134,630)**
Settlement of interest	**(28,115)**	**(178,367)**
Interest expenses and other costs	**80,817**	**172,326**
Transaction and other costs	**-**	**(14,729)**
Balances on March 31, 2018	**5,359,621**	**12,646,105**

Page 70 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

19.2 Transaction costs and premiums of securities issues

			Consolidated	
Nature	Total cost	Amortization	Balance to be amortized	
			3/31/2018	12/31/2017
Senior Notes	81,716	(55,038)	**26,678**	27,280
NCE	67,845	(47,172)	**20,673**	23,076
Import (ECA)	101,811	(78,213)	**23,598**	26,386
Syndicated Loan	35,182	(20,823)	**14,359**	6,479
Other	5,574	(3,455)	**2,119**	2,424
Total	**292,128**	**(204,701)**	**87,427**	85,645

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin, and is converted into Brazilian reais for reporting purposes.

19.3 Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

20 Lease

20.1 Financial lease agreements

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

	Parent Company and Consolidated	
	3/31/2018	12/31/2017
Machinery and equipment	**108,160**	108,160
(-) Accumulated depreciation	**(99,919)**	(99,452)
Property, plant and equipment, net	**8,241**	8,708
Present value of mandatory installments (financing):		
Less than 1 year	**4,692**	4,632
From 1 to 5 years	**14,077**	15,054
Total present value of mandatory installments (financing)	**18,769**	19,686
Financial charges to be recognized in the future	**2,258**	2,770
Total mandatory installments at the expiration of agreements	**21,027**	22,456

Page 71 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

20.2 Operating lease agreements

Operating lease payments are recognized as operating expenses in the Company's income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1.163	IGP-M and IPCA/IBGE	4/12/2018 to 1/27/2024
Call center and licenses	1 to 127	IGP-DI	9/30/2018

The minimum payments of maturing operating were as follows:

	3/31/2018
Less than 1 year	**21,407**
From 1 year to 3 years	**17,695**
From 3 years to 5 years	**9,651**
Total installments due	**48,753**

20.3 Other commitments

In the normal course of its operations, the Company enters into contracts and commercial commitments to guarantee better operating conditions to expand its business. The most relevant are:

i) Land lease agreements to form eucalyptus forests, the terms of which can be as much as 21 years (3 cycles of forest formation) and have renewal option clauses. Payments made are recorded as cost of forest formation under "Biological Assets", recognized in income when the forest base is depleted. The installments falling due on the date of these quarterly information are equivalent to R$1,450,122 at current value.

ii) Contracts for future sale of finished products, backed by performance sale operations recorded in the short term. The amounts are initially recognized in "advances from customers" and are recorded in income as these products are delivered. On March 31, 2018, the amount was recorded under "Advances from Customers" was R$63,201(R$63,201 on December 31, 2017).

Page 72 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

21 Provision for Contingencies

21.1 Changes in provisions for contingencies

Parent Company

	Balance on 12/31/2017	New lawsuits due to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 3/31/2018
Tax and social security	268,654	-	5	(1,034)	1,196	-	**268,821**
Labor	38,117	-	1,906	(726)	2,675	(1,666)	**40,306**
Civil	3,382	-	-	-	88	-	**3,470**
	310,153	-	1,911	(1,760)	3,959	(1,666)	**312,597**

Consolidated

	Balance on 12/31/2017	New lawsuits due to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 3/31/2018
Tax and social security	273,324	-	6	(1,034)	763	-	**273,059**
Labor	40,363	1,900	1,988	(726)	2,834	(1,679)	**44,680**
Civil	3,382	-	-	-	88	-	**3,470**
	317,069	1,900	1,994	(1,760)	3,685	(1,679)	**321,209**

21.2 Tax and Social Security Suits and Proceedings

On March 31, 2018, the Company was a defendant in 390 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/CSLL, PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contributions, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

The Company joined the Tax Amnesty Program (REFIS), regarding certain lawsuits, totaling an inflation-adjusted principal of approximately R$ 13,938, which is duly provisioned for, and the related interest and fines will be paid using the tax loss and negative social contribution, which were already informed by the Brazilian Federal Revenue Service (Receita Federal do Brasil) and are awaiting consolidation.

Due to benefits of reduction in the interest, fines and legal charges, the Company opted to migrate some debts covered by REFIS, not consolidated yet, and settle other debts whose loss is deemed probable. These debts are recorded in provision amounting to R$ 4,342 on March 31, 2018, already considering legal deductions and amounts prepaid to the Federal Revenue Service of Brazil, whose consolidation still depends on the regulatory act to be issued by the respective Public Authority.

21.3 Labor claims

On March 31, 2018, the Company was a defendant in 3,458 labor claims.

Page 73 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

21.4 Civil claims

On March 31, 2018, the Company is a defendant in approximately 429 civil claims.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

21.5 Judicial deposits

On March 31, 2018, the Company has judicial deposits of R$ 116,350, of which R$ 72,625 refer to labor lawsuits, R$ 42,225 refer to tax and social security lawsuits and R$ 1,500 refer to civil lawsuits (on December 31, 2017, the amount of R$113,613, of which R$ 69,599 refer to labor lawsuits and R$ 44,014 refer to tax and social security lawsuits).

21.6 Lawsuits with possible losses

The Company is involved in tax, civil and labor lawsuits, for which there is no reserve, as they involve risks with a possible probability of loss, according to Management and its legal counsel.

	Parent Company and Consolidated	
	3/31/2018	**12/31/2017**
Tax and social security	**1,045,542**	1,026,950
Labor	**16,553**	14,268
Civil	**101,993**	23,666
	1,164,088	1,064,884

The Company is a defendant in lawsuits whose likelihood of loss is deemed possible, in the amount of R$ 1,045,542, for which no provision is recorded. Of this amount, R$ 824,181 refers to a tax-deficiency notice of PIS and COFINS, from 2007 to 2013, which was not considered yet in the lower court by the Brazilian Federal Revenue Service. The other tax and social security lawsuits are related to a variety of taxes such as social security, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in the interpretation of the applicable tax rules and information provided in ancillary obligations.

Page 74 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information
at March 31, 2018
(In thousands of R$, unless otherwise stated)

22 Employee benefits

22.1 Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company's criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

22.2 Changes in employee benefits

	Parent Company and Consolidated
Opening balance on December 31, 2016	339,009
Interest on employee benefits	38,022
Actuarial loss	(4,173)
Benefits paid in the year	(21,595)
Opening balance on December 31, 2017	351,263
Interest on employee benefits	**8,617**
Benefits paid in the period	**(6,208)**
Closing balance on March 31, 2018	**353,672**

23 Long-term Share-Based Payments

On March 31, 2018, the Company had two share-based compensation plans: i) Phantom Shares Plan ("PS") and ii) Share Appreciation Rights ("SAR"), both paid in currency.
These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2017.

23.1 Phantom Stock Option Plan

	3/31/2018	12/31/2017
	Number of shares	Number of shares
Available at the beginning of the period/year	**5,055,519**	3,048,991
Granted during the period/year	**439,538**	3,035,488
Exercised [(a)]	**(215,967)**	(695,532)
Exercised due to dismissal [(a)]	**(7,085)**	(161,270)
Abandoned / prescribed due to dismissal	**(29,250)**	(172,158)
Available at the end of the period/year	**5,242,755**	5,055,519

Page 75 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

(a) For share options exercised and those exercised due to employment termination, the average price on March 31, 2018 and December 31, 2017 was R$19.88 and R$19.84, respectively.

23.2 Common stock option plan

Program	Granted series	Grant date	1st exercise date	2nd exercise date and expiration	Price on the grant date	Granted shares	Exercised shares	Total in effect on 3/31/2018
Program III	Series I	01/18/13	01/18/15	04/18/15	3.53	1,800,000	1,800,000	-
	Series II	01/18/13	01/18/16	04/18/16	3.71	1,800,000	1,800,000	-
	Series III	01/18/13	01/18/18	04/18/18	3.91	1,800,000	1,800,000	-
	Series IV	01/18/13	01/18/19	04/18/19	3.96	1,800,000	1,800,000	-
	Series V	01/18/13	01/18/20	04/18/20	3.99	1,800,000	1,800,000	-
Total						9,000,000	9,000,000	-

23.3 Balance sheet and income statement balances

The amounts corresponding to the services received and recognized in the financial statements are presented below:

	Consolidated			
	Liabilities and equity		Result	
	3/31/2018	12/31/2017	3/31/2018	3/31/2017
Non-current liabilities				
Provision for phantom stock plan	**51,455**	38,320	**(19,190)**	(6,159)
Shareholders' equity				
Stock option reserve	-	14,237	**(72)**	(442)
Total general and administrative expenses from share-based transactions			**(19,262)**	(6,601)

24 Accounts Payable from Asset Acquisitions

	Parent Company		Consolidated	
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Land acquisition				
Real Estate Receivables Certificates ("CRI") (a)	**54,635**	53,321	**101,842**	102,059
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (b)	**493,227**	483,927	**493,227**	483,927
Acquisition of subsidiaries				
Fábrica de Papel da Amazônia ("FACEPA") (c)	**40,000**	-	**40,000**	-
	587,862	537,248	**635,069**	585,986
Total current liabilities	**84,074**	76,781	**90,618**	83,155
Total non-current liabilities	**503,788**	460,467	**544,451**	502,831

(a) Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão.

(b) Acquired in August 2014, with maturities in August 2024 and August 2029, for the sum of R$528,941, with a down payment of R$44,998 and the outstanding balance, a portion restated at the variation of

Page 76 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

the Broad Consumer Price Index ("IPCA") and the other portion restated at the variation of the U.S. dollar exchange rate, plus average coupon of 5.07% p.a.

(c) Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining R$40,000, restated at the Broad Consumer Price Index ("IPCA"), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) ii)).

25 Equity share

25.1 Share capital

On March 31, 2018, the share capital of Suzano is R$6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

The composition of the share capital is presented below:

Shareholder	Common Shares	
	Number	(%)
Suzano Holding S.A.	367,612,234	33.24
Controlling Shareholders	185,693,440	16.80
Subtotal	**553,305,674**	**50.04**
Management	72,024,485	6.51
Treasury	12,042,004	1.09
BNDESPAR	75,909,985	6.86
Mondrian Investment Partners	72,878,900	6.59
Other shareholders	319,665,097	28.91
Total	**1,105,826,145**	**100.00**

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,120 thousand common shares, all exclusively book-entry shares.

On March 31, 2018, SUZB3 common shares ended the period quoted at R$33.36 (R$18.69 on December 31, 2017).

25.2 Share capital reserves

Profit reserve

The Reserve for Capital Increase is composed of 90% of the remaining balance of net income for the year, after dividends and legal reserve, and aims to ensure the Company adequate operational conditions.

The Special Statutory Reserve includes the remaining 10% of the remaining balance of net income for the year and aims to ensure the distribution of dividends.

Page 77 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

Capital reserve

The Capital Reserve is composed of the balances of the tax incentive reserve, the stock option reserve, the treasury shares the and the costs directly attributable to the Share Offering, which are primarily composed of the expenses with the fees and commissions charged by legal counsel, consultants and auditors.

25.3 Treasury shares

	Number of shares				R$	Average price per share
	Common	Pref. A	Pref. B	Total	thousands	(R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60
Shares sold [a]	-	(1,800,000)	-	(1,800,000)	(15,552)	8.64
Shares transferred [b]	7,055,810	(7,055,810)	-	-	-	-
Shares canceled [c]	-	-	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares [d]	-	8,878	-	8,878	82	9.24
Balance on 12/31/2017	13,842,004	-	-	13,842,004	241,088	17.42
Shares sold [a]	**(1,800,000)**	**-**	**-**	**(1,800,000)**	**(22,823)**	**12.68**
Balance on 3/31/2018	**12,042,004**	**-**	**-**	**12,042,004**	**218,265**	**18.13**

[a] Treasury shares used to meet the share-based compensation plan.

[b] On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3") and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class "A" or class "B", for one (1) common share

[c] On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class B preferred shares.

[d] Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

25.4 Equity valuation adjustment

	Conversion of debentures - 5th issue	Actuarial gains/losses [a]	Exchange variation/ Conversion reserves	Realization of attributable cost	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567
Actuarial losses net of deferred income and social contribution taxes	-	2,754	-	-	2,754
Gains from conversion of operations abroad	-	-	38,006	-	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	-	-	-	(56,999)	(56,999)
Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328
Gains from conversion of operations abroad	**-**	**-**	**14,274**	**-**	**14,274**
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	**-**	**-**	**-**	**(16,675)**	**(16,675)**
Balances on March 31, 2018	**(45,745)**	**(52,749)**	**40,896**	**2,353,525**	**2,295,927**

[a] Amount net of the effects of deferred income and social contribution taxes.

Page 78 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) 25.5 Earnings (losses) per share Basic Basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares. As described in item b) of Note 25.3, in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share; Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was made retrospectively. 3/31/2018 3/31/2017 Earnings attributed to shareholders 813,127 450,147 Weighted average number of shares in the period Weighted average treasury shares Weighted average number of outstanding shares 1,105,826 (13,222) 1,092,604 1,107,738 (16,926) 1,090,812 Ba sic e a rnings pe r common sha re 0.74421 0.41267 Diluted Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution. 3/31/2018 3/31/2017 Earnings attributed to shareholders 813,127 450,147 Weighted average number of outstanding shares Adjustment by stock options Weighted average number of shares (diluted) 1,090,812 1,159 1,091,971 1,092,604 - 1,092,604 Diluted e a rnings pe r common sha re 0.74421 0.41223 As of this quarter, with the end of the SAR plan, which impacted the calculation of the diluted earnings per share, there will be no more difference between the amounts of basic and diluted earnings. Page 79 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information
at March 31, 2018

(In thousands of R$, unless otherwise stated)

SUZANO PAPEL E CELULOSE

25.6 Dividends

Article 26, item c) of the Bylaws establishes that the minimum dividends for each Fiscal Year will be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company's operating cash generation in the respective fiscal year."

On December 31, 2017, the Company calculated dividends as follows:

	12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve - 5%	(90,372)
Accrual of reserve for tax incentives	(196,604)
Dividend calculation base	1,520,457
Minimum mandatory dividends - 25%	380,115
Dividends paid in advance as Interest on Equity	(199,835)
	180,280

Item V of CVM Resolution 207 of December 13, 1996 establishes that: "Interest paid or credited may be calculated only towards the minimum dividend set forth in article 202 of Federal Law 6,404/76 at the amount net of withholding income tax."

The Company, in compliance with article 26, item c) of its Bylaws and CVM Resolution 207, revised the proposed amount of dividends for the fiscal year ended December 31, 2017 and calculated such dividends as follows:

ART 26, c), item i)	
Net Income for the Year	**1,807,433**
Net Income Allocation:	
Legal Reserve 5% - Art. 31, "a" of the Bylaws and Art. 193 of Federal Law 6,404/76	90,372
Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604
Dividend distribution base	**1,520,458**
Proposed dividends	380,115
Interest on Equity (JSCP)	199,835
(-) Withholding Income Tax on JSCP	(29,975)
Minimum mandatory dividends payable	**210,255**

ART 26, c), item ii)	
Net Income for the Year	**1,807,433**
(-) Financial income	(379,049)
(+) Financial expenses	1,397,889
(+) Depreciation/Amortization/Depletion	1,402,778
(+) IR / CS	431,632
EBITDA	**4,660,683**
(-) Fair Value of Biological Assets	(192,504)
(+) Other non-recurring adjustments	146,720
Adjusted EBITDA*	**4,614,899**
(-) Sustaining CAPEX	(1,099,771)
Operating Cash Generation - GCO	**3,515,128**
Dividends - Art 26, "c" of the Bylaws	**351,513**
JSPC	199,835
(-) Withholding Income Tax on JSCP	(29,975)
Minimum mandatory dividends payable	***181,653***

Based on the calculation above, the amount of R$351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$169,860 was paid as interest on equity, with the balance of R$181,653 remaining payable. The difference of R$1,373 between the amount previously disclosed and the minimum

Page 80 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

Additionally, the Management will submit for approval by the Annual Shareholders Meeting the proposal for total dividends related to fiscal year 2017, of R$380,115, which includes the amount of mandatory minimum dividends.

26 Net Financial Result

	Parent Company		Consolidated	
	Three-month period ended			
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Income from financial investments	**30,718**	90,188	**33,082**	91,700
Other financial income	**1,476**	6,175	**3,644**	6,975
Total financial income	**32,194**	96,363	**36,726**	98,675
Loan interest expenses	**(80,513)**	(176,395)	**(175,022)**	(245,728)
Intercompany loan interest expenses	**(88,083)**	(68,135)	**-**	-
Other interest expenses	**(19,467)**	(14,247)	**(22,015)**	(17,047)
Other financial expenses	**(7,569)**	(15,666)	**(37,236)**	(19,388)
Total financial expenses	**(195,632)**	(274,443)	**(234,273)**	(282,163)
Monetary and exchange variations on loans and financing	**(44,542)**	239,846	**(37,911)**	252,921
Monetary and exchange variations on other assets and liabilities	**18,925**	(57,057)	**9,505**	(82,080)
Monetary and exchange variation, net	**(25,617)**	182,789	**(28,406)**	170,841
Derivative gain (loss)	**68,603**	134,946	**68,603**	137,821
Financial income	**100,797**	414,098	**105,329**	407,337
Financial expenses	**(221,249)**	(274,443)	**(262,679)**	(282,163)
Financial result, net	**(120,452)**	139,655	**(157,350)**	125,174

27 Net Sales Revenue

	Parent Company		Consolidated	
	Three-month period ended			
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Gross sales	**3,078,386**	2,293,232	**3,302,886**	2,529,208
Deductions				
Taxes on sales	**(271,473)**	(253,198)	**(274,209)**	(255,555)
Present value adjustment	**(1,005)**	(1,943)	**(1,005)**	(1,943)
Returns and cancelations	**(20,620)**	(15,861)	**(27,066)**	(16,181)
Discounts and rebates	**(1,748)**	(1,621)	**(1,747)**	(1,621)
Net sales revenue	**2,783,540**	2,020,609	**2,998,859**	2,253,908

Page 81 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

	Consolidated			
	3/31/2018		3/31/2017	
	Net revenue	% Total net revenue	Net revenue	% Total net revenue
Domestic market	**806,809**	**27%**	723,999	32%
Foreign market	**2,192,050**	**73%**	1,529,909	68%
China	**521,533**	**17%**	403,616	18%
Hong Kong	**411,491**	**14%**	251,752	11%
United States	**285,265**	**10%**	261,934	12%
France	**210,934**	**7%**	15,564	1%
Germany	**112,645**	**4%**	70,108	3%
Italy	**103,071**	**3%**	50,010	2%
Turkey	**71,820**	**2%**	25,253	1%
United Kingdom	**49,942**	**2%**	41,729	2%
Peru	**43,097**	**1%**	21,774	1%
Spain	**39,821**	**1%**	17,802	1%
Argentina	**32,642**	**1%**	31,695	1%
Mexico	**32,561**	**1%**	25,401	1%
Singapore	**29,092**	**1%**	13,346	1%
Other countries	**248,136**	**9%**	299,925	13%
Total net revenue	**2,998,859**	**100%**	2,253,908	100%

28 Information by Segment and Geographic Areas

28.1 Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under "Not Segmented" is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i) Pulp: comprises the production and sale of hardwood eucalyptus pulp and fluff mainly to supply the export market, with any surplus destined to the domestic market.

ii) Paper: comprises the production and sale of paper to meet the demands of both domestic and export markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Page 82 of 88

Suzano Papel e Celulose S.A.
Notes to the quarterly information at March 31, 2018
(In thousands of R$, unless otherwise stated)

28.2 Information on operating segments

				Consolidated
	3/31/2018			
	Pulp	Paper	Not segmented	Total
Net revenue	2,076,326	922,533	-	2,998,859
Domestic market	176,547	630,262	-	806,809
Foreign market	1,899,779	292,271	-	2,192,050
Asia	989,829	21,642	-	1,011,471
Europe	614,526	52,040	-	666,566
North America	286,431	33,738	-	320,169
South and Central America	8,993	176,556	-	185,549
Africa	-	8,295	-	8,295
Cost of products sold	(963,168)	(622,758)	-	(1,585,926)
Gross profit	1,113,158	299,775	-	1,412,933
Gross margin (%)	*53.6%*	*32.5%*	-	*47.1%*
Operating expenses (income)	(109,329)	(169,901)	-	(279,230)
Selling expenses	(47,831)	(74,126)	-	(121,957)
General and administrative expenses	(50,697)	(96,656)	-	(147,353)
Other operating income (expenses)	(10,801)	934	-	(9,867)
Equity pick-up	-	(53)	-	(53)
Operating income or loss (EBIT)	1,003,829	129,874	-	1,133,703
Operating margin (%)	*48.3%*	*14.1%*	-	*37.8%*
Net financial result	-	-	(157,350)	(157,350)
Income or loss before taxes on profit	1,003,829	129,874	(157,350)	976,353
Income and social contribution taxes on profit	-	-	(163,226)	(163,226)
Net income (loss) for the year	1,003,829	129,874	(320,576)	813,127
Profit margin for the period (%)	*48.3%*	*14.1%*	-	*27.1%*
Depreciation, depletion and amortization	274,192	110,746	-	384,938
Total assets [(a)]	18,635,853	6,941,492	4,498,992	30,076,337
Total liabilities [(a)]	668,246	680,141	16,261,637	17,610,024
Equity of controlling shareholders [(a)]			12,457,541	12,457,541
Equity of non-controlling shareholders [(a)]			8,772	8,772
Total equiy [(a)]	-	-	12,466,313	12,466,313
Products sold (in tons)	876,037	284,041	-	1,160,078
Domestic market	795,030	95,353	-	890,383
Foreign market	81,007	188,688	-	269,695

Page 83 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

				Consolidated
	3/31/2017			
	Pulp	Paper	Not segmented	Total
Net revenue	1,454,439	799,469	-	2,253,908
Domestic market	150,296	573,703	-	723,999
Foreign market	1,304,143	225,766	-	1,529,909
Asia	663,750	8,069	-	671,819
Europe	416,608	28,464	-	445,072
North America	203,908	59,727	-	263,635
South and Central America	12,855	118,346	-	131,201
Africa	7,022	11,160	-	18,182
Cost of products sold	(973,728)	(592,816)	-	(1,566,544)
Gross profit	480,711	206,653	-	687,364
Gross margin (%)	*33.1%*	*25.8%*	-	*30.5%*
Operating expenses (income)	(93,892)	(124,785)	-	(218,677)
Selling expenses	(40,400)	(60,224)	-	(100,624)
General and administrative expenses	(39,059)	(72,538)	-	(111,597)
Other operating income (expenses)	(14,433)	7,159	-	(7,274)
Equity pick-up	-	818	-	818
Operating income or loss (EBIT)	386,818	81,869	-	468,687
Operating margin (%)	*26.6%*	*10.2%*	-	*20.8%*
Net financial result	-	-	125,174	125,174
Income or loss before taxes on profit	386,818	81,869	125,174	593,861
Income and social contribution taxes on profit	-	-	(143,714)	(143,714)
Net income (loss) for the year	386,818	81,869	(18,540)	450,147
Profit margin for the period (%)	*26.6%*	*10.2%*	-	*20.0%*
Depreciation, depletion and amortization	263,183	102,546	-	365,728
Total assets [(a)]	18,212,030	6,189,911	5,029,572	29,431,513
Total liabilities [(a)]	836,465	482,519	17,511,161	18,830,144
Total equiy [(a)]	-	-	10,601,369	10,601,369
Products sold (in tons)	915,390	264,646	-	1,180,036
Domestic market	808,136	84,233	-	892,369
Foreign market	107,254	180,413	-	287,667

(a) The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital ("ROIC"), since this is used in the decision-making process.

Page 84 of 88

Suzano Papel e Celulose S.A.

Notes to the quarterly information at March 31, 2018

(In thousands of R$, unless otherwise stated)

29 Expenses by Nature

	Parent Company		Consolidated	
	Three-month period ended			
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Cost of sales				
Personnel expenses	(143,163)	(130,602)	(143,163)	(130,602)
Variable cost	(701,909)	(665,212)	(679,374)	(678,343)
Logistics cost	(80,771)	(69,150)	(241,235)	(227,844)
Depreciation, depletion and amortization	(373,568)	(355,069)	(375,822)	(357,110)
Other costs	(126,630)	(168,807)	(146,332)	(172,645)
	(1,426,041)	(1,388,840)	(1,585,926)	(1,566,544)
Selling expenses				
Personnel expenses	(18,931)	(17,331)	(28,944)	(25,391)
Services	(12,982)	(10,498)	(14,470)	(8,744)
Logistics cost	(184,369)	(163,071)	(59,714)	(52,823)
Depreciation and amortization	(877)	(843)	(970)	(941)
Other expenses [(a)]	(18,865)	(16,925)	(17,859)	(12,725)
	(236,024)	(208,668)	(121,957)	(100,624)
Administrative expenses				
Personnel expenses	(89,032)	(62,793)	(94,734)	(65,299)
Services	(23,628)	(20,347)	(26,693)	(22,539)
Depreciation and amortization	(7,802)	(7,304)	(8,146)	(7,677)
Other expenses [(b)]	(15,273)	(13,195)	(17,780)	(16,082)
	(135,735)	(103,639)	(147,353)	(111,597)
Other operating (expenses) income				
Result from disposal of other products	(1,821)	1,874	(127)	3,354
Result from disposal of property, plant and equipment and biological assets	(506)	3,388	(506)	3,388
Provision for loss and write-off of property, plant and equipment and biological assets [(c)]	(8,982)	(308)	(8,982)	(3,154)
Transaction instrument - land conflict agreement	-	-	-	(11,779)
Amortization of intangible assets	-	-	(1,684)	(2,044)
Tax recovery	105	598	289	606
Receipt of royalties	229	-	229	-
Other operating income (expenses), net	364	(754)	914	2,355
	(10,611)	4,798	(9,867)	(7,274)

(a) Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.

(b) Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.

(c) On March 31, 2018, the amount refers to R$7,374 of write-offs related to losses and damages with biological assets, and R$1,608 with property, plant and equipment (March 31, 2017, the amount refers to R$1,157 of write-offs related to losses and damages with biological assets and R$1,997 with property, plant and equipment).

30 Insurance Coverage

Suzano's insurance coverage is considered sufficient to cover possible liability risks, material losses and loss of profits. The maximum limit of damages for material assets is R$5,320,000; for Directors and Officers Civil Liability (D&O) the insured amount is R$220,000, and for civil and general liability the insured amount is R$20,000.

Eucalyptus forests are not covered by insurance policies given the unique features of this asset. The Company is constantly monitoring them through strategically located watchtowers and fire alarm systems and fire brigades are maintained and trained to avoid and fight these risks in forest areas.

Page 85 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) 31 Complementary cash flow information of non-cash transactions Pa rent Compa ny a nd Consolidated 3/31/2018 3/31/2017 Offsets of other taxes payable Exchange variation on investees (63,247) 14,273 (85,433) (1,228) 32 Events after the reporting period i) Approval by CADE of the acquisition of land and forests in the State of São Paulo On April 4, 2018, CADE approved without restrictions the acquisition of land and forests in the State of São Paulo from Duratex (Note 1.1 a) i). Page 86 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) Report on review of quarterly information To the Board of Directors and Stockholders Suzano Papel e Celulose S.A. Introduction We have reviewed the accompanying parent company and consolidated interim accounting information of Suzano Papel e Celulose S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2018, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the interim information Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM). Page 88 of 88

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated) Emphasis of matter We draw attention to Note 1.1 (b) (i) to this Quarterly information (ITR), which states that the Company signed Voting Agreement and Obligation Undertaking with the goal of combining the Company's operations with Fibria Celulose S.A. The closing of the transaction is subject to certain conditions, including approval by antitrust-related authorities in Brazil and abroad. Our opinion is not qualified in respect of this matter. Other matters Statements of value added We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2018. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent information taken as a whole. company and consolidated interim accounting São Paulo, April 26, 2018 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Tadeu Cendón Ferreira Contador CRC 1SP188352/O-5 Page 89 of 88

(A free translation of the original in Portuguese) Eucalipto Holding S.A. Valuation report on the net book value based on the accounting books at March 31, 2018

(A free translation of the original in Portuguese) Valuation report on the net book value based on the accounting books To Shareholders and Managers Eucalipto Holding S.A. Qualification of the audit firm 1 PricewaterhouseCoopers Auditores Independentes, professional partnership established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no 1400, 9o, 10o, 13o, 14o, 15o, 16o e 17o andares, Torre Torino, Água Branca, inscribed in the corporate taxpayers register under no 61.562.112/0001-20, originally registered with the São Paulo State Regional Accounting Board under no 2SP000160/O-5, with its Bylaws filed with the 4th Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, on September 17, 1956, and subsequent amendments thereto filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, the latest amendment of which, dated February 8, 2017, filed with the 2 nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, under microfilm 139,087, on February 15, 2017, represented by its undersigned partner, Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card (RG) M.1.523.766 , inscribed in the individual taxpayers register (CPF) under n o 530.920.666-34 and with the São Paulo State Regional Accounting Board under no 1SP188352/O-5, resident and domiciled in the State of São Paulo, with office at the same address of the represented company, which is appointed expert by the management of Eucalipto Holding S.A. to proceed with the valuation of the net book value of Eucalipto Holding S.A. ("Company") at March 31, 2018, as summarized in Appendix I, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works. Objective of the valuation 2 The purpose of the valuation of the net book value as of March 31, 2018 of Eucalipto Holding S.A. is the merger of such Company into Suzano Papel e Celulose S.A. ("Suzano") on a future date, in accordance with the terms of the Voting Commitment and Assumption of Obligations, as described in Appendix II to this valuation report. Management's responsibility for the accounting information 3 The Company's management is responsible for the bookkeeping and the preparation of accounting information in accordance with the accounting practices adopted in Brazil, and for the material internal controls it deemed necessary for the preparation of such accounting information free of material misstatements, whether caused by fraud or error. The main accounting practices adopted by the Company are summarized in Appendix II to this valuation report. 2 de 8 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001 -903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Eucalipto Holding S.A. Scope of the works and responsibility of the independent auditor 4 Our responsibility is to issue an opinion on the net book value of the Company at March 31, 2018, based on the work performed in accordance with Technical Notice 03/2014 (R1), issued by the Brazilian Institute of Independent Auditors (IBRACON) and approved by the Federal Accounting Board through CTA 20/2014 (R1), which provides for the application of audit procedures to the balance sheet. Therefore, our examination of the Company's balance sheet was conducted in accordance with Brazilian and international audit standards, which demand compliance with ethical requirements by the auditors and that the audit be planned and executed with the objective of obtaining reasonable assurance that the net book value assessed in our valuation report is free of material misstatements. 5 An audit process involves selected procedures to obtain evidence of the assessed amounts. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatements in the net book value, whether caused by fraud or error. In such risk assessment, the auditor considers the internal controls material for the preparation of the Company's balance sheet in planning the audit procedures deemed appropriate in the circumstances, but not for the purposes of rendering an opinion on the effectiveness of such internal controls of the Company. We also assess the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Conclusion 6 Based on our work, we concluded that the amount of R$ 200.00, as per the balance sheet of March 31, 2018, recorded on the accounting books and summarized in Appendix I, represents, in all material aspects, the net book value of Eucalipto Holding S.A., assessed in accordance with the accounting practices adopted in Brazil. Emphasis of matter 7 As described in Note 1 of Appendix II to this valuation report, the merger of Eucalipto Holding S.A. into Suzano is part of the corporate restructuring process in the context of the business combination described therein, which is subject to certain conditions. São Paulo, July 10, 2018 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Tadeu Cendón Ferreira Contador CRC 1SP188352/O-5 3 de 8

Attachment I to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018. Eucalipto Holding S.A. Synthetic balance sheet At March 31, 2018 (A free translation of the original in Portuguese) Brazilian real Liabilities and equity Brazilian real Assets Current assets Cash and cash equivalents 200 Total equity 200 Total assets Total liabilities and equity 200 200 This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books ofEucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018. 4de8

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018. Eucalipto Holding S.A. Management's notes to the balance sheet At March 31, 2018 In reais, unless otherwise indicated (A free translation of the original in Portuguese) 1 Basis for preparation of the balance sheet and summary of the main accounting policies The balance sheet of March 31, 2018 was prepared for the assessment of the net book value of Eucalipto Holding S.A. ("Company"), in the context of the merger of the Company into Suzano Papel e Celulose S.A. ("Suzano") on a future date, in accordance with the terms of Voting Commitment and Assumption of Obligations, as described below. The balance sheet of March 31, 2018 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC). (a) Corporate events Voting Commitment and Assumption of Obligations On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano (jointly, the "Controlling Shareholders of Suzano"), entered into with the controlling shareholders of Fibria Celulose S.A. ("Fibria" and, jointly with Suzano, the "Companies"), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR ("BNDESPAR") (jointly, the "Controlling Shareholders of Fibria"), with Suzano as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring. A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction. Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the aforementioned business combination, as part of the corporate restructuring, which includes its merger into Suzano Papel e Celulose S.A., as described in Note 2. The shareholders of Fibria holding American Depositary Receipts ("ADRs") will be entitled to receive ADRs in Suzano, observing the same exchange ratio. To do so, Suzano will adopt measures to obtain (i) the registry of the transaction (or the exemption thereof, as applicable) with the U.S. Securities and This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018. 5 de 8 s

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018. Eucalipto Holding S.A. Management's notes to the balance sheet At March 31, 2018 In reais, unless otherwise indicated (A free translation of the original in Portuguese) Exchange Commission; and (ii) the listing of the ADRs of Suzano in the same listing segment of the New York Stock Exchange where the ADRs of Fibria currently are listed. Once the transaction is consummated, the shares and the ADRs issued by Fibria will no longer be traded on the B3 S.A. and on the New York Stock Exchange, respectively. In accordance with the Voting Commitment, in the event that any restrictions imposed by the antitrust authorities of Brazil and/or other countries are excessively burdensome, Suzano may opt not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may involve certain other conditions of non-consummation of the transaction, as expressly provided for in the Voting Commitment. The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries. The consummation date of the transaction will correspond to the 45 th day as from publication of the corresponding notice to the market indicating that the conditions precedent have been fulfilled. (b) Main accounting policies The main accounting policies applied while preparing the balance sheet are presented below. Cash and cash equivalents Cash and cash equivalents encompass balances in cash and banks and financial investments that mature within less than 90 days from the date of the transaction, and which are subject to insignificant risk of having their values changed. 2 Merger of Eucalipto Holding - unaudited Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the business combination described on Note 1, especially the corporate restructuring. As such, the merger of the Company by Suzano is expected to take place after certain transactions. The following table describes the pro forma accounting balance sheet, as per the pro forma individual balance sheet of Eucalipto Holding S.A. and corresponding limited assurance report of the independent auditor, issued on July 10, 2018, that would be submitted for the merger into Suzano, considering that the condition precedent of the business combination had been fulfilled on March 31, 2018. This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018. 6 de 8 s

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management's notes to the balance sheet
At March 31, 2018
In *reais*, unless otherwise indicated (A free translation of the original in Portuguese)

Balance sheet - pro forma
(R$ thousands) - Unaudited

	Accounting balance - March 31, 2018 (1)	Capital contribution (2)	Merger of Fibria shares (3)	Redemption of preferred shares (4)	Pro forma balance - March 31, 2018 (5)
Assets					
Current assets					
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current assets					
Investment (Fibria)			37,549,856		37,549,856
Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856
Liabilities					
Current liabilities					
Redeemable preferred shares			29,043,056	(29,043,056)	-
Total liabilities	-	-	29,043,056	(29,043,056)	-
Equity	0.20	29,043,056	8,506,800		37,549,856
Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Description of balances/adjustments:

(1) Net book value of Eucalipto Holding S.A. as of March 31, 2018, as described in Appendix I to the valuation report.

(2) Suzano contributes R$ 29,043,056 thousand in cash to the Company upon subscription to new Common Shares in the Company.

(3) The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria's total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, in the aggregate amount of R$ 29,043,056 thousand and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800 thousand. This consideration from Suzano will be paid through its subsidiary Eucalipto Holding S.A. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

(4) The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

(5) By the end of stages 2 to 4 described above, the net book value of Eucalipto Holding S.A. will be affected by these transactions. At this point, the Company is merged into Suzano, with its consequent dissolution; Fibria's shareholders will receive, in substitution of their common shares issued by the Company, the new shares of Suzano, consequently migrating to the shareholder base of Suzano.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

7 de 8

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018. Eucalipto Holding S.A. Management's notes to the balance sheet At March 31, 2018 In reais, unless otherwise indicated (A free translation of the original in Portuguese) The above final pro forma balance represents the net book value of the Company, to be merged into Suzano, if the condition precedent of the business combination, as described in Note 1, had been fulfilled on March 31, 2018. The actual amounts of the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the number and fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction. * * * This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018. 8 de 8 s

SCHEDULE V — PRO FORMA FINANCIAL STATEMENTS PREPARED FOR THE PURPOSES OF THE TRANSACTION

41

(A free translation of the original in Portuguese)

Eucalipto Holding S.A.

Report of reasonable assurance of the

independent auditor on the compilation

of the separate pro forma balance sheet for

compliance with CVM Instruction 565

(A free translation of the original in Portuguese)

Report of reasonable assurance of the

independent auditor on the compilation

of the separate pro forma balance sheet

for compliance with CVM Instruction 565

To the Managers and Shareholders
Eucalipto Holding S.A.

We have concluded our assurance engagement for the issue of a report on the compilation of the separate pro forma balance sheet of Eucalipto Holding S.A. (“Company”), which was prepared under the responsibility of the management, for compliance with Instruction 565 issued by the Securities and Exchange Commission of Brazil (“CVM”). The separate pro forma balance sheet includes the separate pro forma balance sheet as of March 31, 2018 and the respective notes. The applicable criteria based on which the management of the Company compiled the separate pro forma balance sheet are specified in Notice CTG 06 - “Presentation of pro forma financial information,” of the Federal Accounting Board, and summarized in Note 1 to the separate pro forma balance sheet.

The separate pro forma balance sheet was compiled by the management of the Company to illustrate the impact of the transactions to be carried out at the Company in connection with the corporate restructuring required to consummate the combination of the operations (“Transaction”) of Suzano Papel e Celulose S.A. (“Suzano”) and Fibria Celulose S.A. (“Fibria”), presented in Note 1, in the separate balance sheet of the Company as of March 31, 2018. As part of this process, the information on the equity and financial position of the Company was extracted by the management of the Company from its balance sheet as of March 31, 2018, based on which we issued a Valuation Report, without modifications, on July 10, 2018.

Responsibility of the management of the company for the separate pro forma balance sheet

The management of the Company is responsible for compiling the separate pro forma balance sheet based on the criteria established in CTG Notice 06.

Our independence and quality control

We meet the independence criteria and other ethical requirements established in NBCs PG 100 and 200 and NBC PA 291, which are based on the principles of integrity, objectiveness and professional competence and which also consider the confidentiality and conduct of the professionals.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

2

We applied the international standards of quality control established in NBC PA 01 and, therefore, maintain adequate quality control systems that include policies and procedures related to compliance with ethical requirements, professional standards, legal requirements and regulatory requirements.

Responsibilities of the independent auditor

Our responsibility is to issue an opinion, as required by the Securities and Exchange Commission of Brazil, on whether the separate pro forma balance sheet was compiled by the management of the Company, in all material aspects, in accordance with the criteria established by CTG notice 06.

We have conducted our engagement in accordance with the standard NBC TO 3420 - “Assurance Reports on the Compilation of the Pro Forma Financial Information Included in a Prospectus,” issued by the Federal Accounting Board, which is equivalent to the International Standard issued by the International Federation of Accountants, ISAE 3420. Such standards require auditors to plan and execute audit procedures for the purpose of obtaining reasonable assurance that the management of the Company compiled, in all material aspects, the separate pro forma financial information based on the criteria set forth in CTG Notice 06.

For the purposes of this engagement, we are not responsible for updating or re-issuing any reports or opinions on any historical financial information used in the compilation of the separate pro forma balance sheet, nor have we performed, in the course of this engagement, any audit or review of the financial statements and all other historical financial information used in the compilation of the separate pro forma balance sheet.

The purpose of the separate pro forma balance sheet is exclusively to illustrate the impact of the relevant transaction on the historical separate balance sheet of Eucalipto Holding S.A. as if the transaction had occurred on the prior date selected for illustrative purposes. As a result, we will not provide any assurance that the actual result of the transaction as of March 31, 2018 would have been as presented.

An engagement of reasonable assurance on whether the separate pro forma balance sheet was compiled, in all material aspects, based on the applicable criteria, involves the performance of procedures to assess whether the applicable criteria adopted by the management of the Company in the compilation of the separate pro forma balance sheet provide reasonable grounds for the presentation of the material impacts directly attributable to the transaction and to obtain sufficient adequate evidence on whether:

(i)            the corresponding pro forma adjustments generate an effect appropriate for these criteria; and

(ii)           the pro forma financial information reflect the adequate application of these adjustments to the historical financial information.

The selected procedures depend on the judgment of the independent auditor, taking into consideration their understanding of the Company, of the nature of the transaction for which the separate pro forma balance sheet was compiled, as well as of the other relevant circumstances of the engagement. The engagement also involves the assessment of the general presentation of the separate pro forma balance sheet.

3

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the separate pro forma balance sheet.

Opinion

In our opinion, the separate pro forma balance sheet was compiled, in all material aspects, in accordance with the criteria established in CTG Notice 06 - “Presentation of pro forma financial information.”

Emphasis of matter

We call attention to Note 1 to the separate pro forma balance sheet, which describes that that separate pro forma balance sheet should be read jointly with the valuation report on the net book value of the Company as of March 31, 2018, as well as the Voting Commitment and Assumption of Obligations referred to in said note, which form the basis for preparation of the separate pro forma balance sheet.

São Paulo, July 10, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

4

Eucalipto Holding S.A.

Unaudited Pro Forma Balance Sheet - Parent Company
As of March 31, 2018
(In thousands of Brazilian real)	(A free translation of the original in Portuguese)

	Book balance 3/31/2018	Capital contribution (i)	Merger of Fibria shares (i)	Redemption of preferred shares (i)	Pro forma balance 3/31/2018
		2 (a)	2 (b)	2 (c)
Assets
Current
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Shareholders’ equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

The attached notes are an integral part of the separate pro forma balance sheet

(i) The pro forma adjustments are described in Note 2.

5

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

1              Description of the transaction and basis for preparation of the separate pro forma balance sheet

(a)           Description of the transaction

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano Papel e Celulose S.A., the “Companies”), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano Papel e Celulose S.A. as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations (“Transaction”) and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano, of Fibria and of Eucalipto Holding S.A. (“Company”), which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the Consummation Date of the Transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the Consummation Date of the Transaction.

The terms and conditions of the Transaction, which are summarized below, will be included in the Agreement and Plan of Merger of Shares and Company (“Merger Agreement”), which will be submitted jointly with the valuation reports and other applicable documents, including this separate pro forma balance sheet, to the Boards of Directors of Suzano and of Fibria and executed by their Managements, and, in a timely manner, to the Extraordinary Shareholders Meetings of the Company for its consideration and vote.

The contribution by Suzano will be made through a subscription to new shares in the Company. The Company is a subsidiary of Suzano and is part of the corporate restructuring being conducted to enable the transaction. After the contribution, there will be a merger of all shares issued by Fibria into the Company, resulting in the issue, by the Company, of registered common shares and redeemable preferred shares to be granted to the shareholders of Fibria. Then, all redeemable preferred shares issued by the Company will be redeemed and canceled, with payment to the shareholders of Fibria of the installment in cash. Lastly, the Company will be merged into Suzano and consequently dissolved. Consequently, Fibria shareholders will receive, in substitution of their common shares issued by the Company, New Suzano Shares, with the consequent migration of Fibria shareholders to the shareholder base of Suzano.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The Consummation Date of the Transaction will correspond to the 45th day as from publication of the notice to the market indicating that the conditions precedent have been fulfilled.

6

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

(b)           Basis for preparation of the separate pro forma balance sheet

The un-reviewed separate pro forma balance sheet was prepared and is presented in accordance with CTG Notice 06 - “Presentation of Pro Forma Financial Information,” issued by the Federal Accounting Board, and should be read jointly with the valuation report on the net book value of Eucalipto Holding S.A. as of March 31, 2018.

This separate pro forma balance sheet is derived from the interim separate balance sheet of Eucalipto Holding S.A. as of March 31, 2018, prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and examined by PricewaterhouseCoopers Auditores Independentes, which issued the valuation report on the net book value, without modification, on June 27, 2018.

The separate pro forma balance sheet was prepared to reflect the effects from the operation to combine the businesses, as if such business combination had occurred on March 31, 2018.

The separate pro forma balance sheet, considering its objective, includes the consideration that would have been paid in the merger of Fibria shares if the transaction had been consummated on March 31, 2018. It does not include, nor discuss, the adjustments arising from the fair value of assets acquired and liabilities assumed, which will be addressed in the pro forma consolidated financial information of Suzano.

The un-reviewed separate pro forma balance sheet was prepared and is being presented exclusively for illustrative purposes based on the assumption of consummation of the business combination of Suzano and Fibria on March 31, 2018 for balance sheet purposes, and should not be used as an indication of the future separate financial statements of the Company or construed as the Company’s effective equity and financial position. Furthermore, such un-reviewed separate pro forma balance sheet does not reflect, for example: (i) any synergy, operating efficiency gain or cost savings that could arise from the corporate restructuring; (ii) any possible benefit from the combined growth of the Companies; or (iii) any restrictions imposed by the antitrust authorities in Brazil and/or abroad.

This pro forma balance sheet was approved by the management on July 06, 2018.

2              Pro forma adjustments

The separate pro forma balance sheet was prepared and presented based on the historical separate balance sheet of the Company and the pro forma adjustments were determined based on assumptions and the best estimates of the Company’s management, which we believe to be reasonable, and include the following adjustments:

(a)           Capital contribution of Suzano to the Company

Reflects the capital contribution of Suzano to the Company as of March 31, 2018, as described below:

Number of Fibria shares, ex-treasury	553,201,072
Price paid in cash per share (R$ )	52.50

Agreed consideration in cash	29,043,056

7

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

The capital contribution to the Company corresponds to the monetary consideration of the business combination, which will be adjusted in accordance with the variation in the CDI (i.e., the average daily rates of interbank deposits over extra group, expressed as an annual percentage, based on 252 business days, as calculated and published daily by B3, or any other index that comes to replace it in the future) from March 15, 2018 through the Consummation Date of the Transaction. As of March 31, 2018, the change was immaterial, using an increase in the CDI rate of 0.27% and, therefore, is not reflected above. However, if the acquisition were postponed by one year, the impact of the CDI would be 5.60%, based on the average real CDI rate for the 12 months ended March 31, 2018.

(b)           Merger of Fibria shares

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, which corresponds to the aggregate amount of R$ 29,043,056, as described in item (a) above; and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800. As a result, the total consideration paid by Suzano, which would be made through its subsidiary Eucalipto Holding S.A. as if the combination had been consummated on March 31, 2018, would be R$ 37,549,856. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

Number of new Suzano shares	255,000,000
Suzano ON share price as of March 31, 2018 - R$	33.36
Agreed consideration in Suzano shares	8,506,800
Agreed consideration in cash	29,043,056

Total consideration	37,549,856

If the quoted market price of Suzano per Suzano Share on the Consummation Date of the Transaction had increased/decreased by 30% in relation to the market price quoted as of March 31, 2018, the remuneration paid would have increased / decreased by approximately R$ 2,552.0 million and, consequently, the premium would have increased / decreased by the same amount.

As mentioned in Note 1(b), the separate pro forma balance sheet does not include the adjustments arising from the assessments of the fair value of the assets acquired and liabilities assumed, as a result of the merger of Fibria shares, since the allocation of the purchase price is discussed in the pro forma interim financial statements of Suzano, which will comprise the applicable documents to be submitted to the Boards of Directors of the Companies and executed by their Managements, as well as, in a timely manner, considered and voted on in the Extraordinary Shareholders Meetings of both Companies.

Furthermore, the acquisition price is subject to adjustments and, therefore, the actual amounts for the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

8

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

(c)           Redemption of preferred shares

The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

*              *              *

9

SCHEDULE V — PRO FORMA FINANCIAL STATEMENTS PREPARED FOR THE PURPOSES OF THE TRANSACTION

(A free translation of the original in Portuguese)

Eucalipto Holding S.A.

Report of reasonable assurance of the

independent auditor on the compilation

of the separate pro forma balance sheet for

compliance with CVM Instruction 565

(A free translation of the original in Portuguese)

Report of reasonable assurance of the

independent auditor on the compilation

of the separate pro forma balance sheet

for compliance with CVM Instruction 565

To the Managers and Shareholders
Eucalipto Holding S.A.

We have concluded our assurance engagement for the issue of a report on the compilation of the separate pro forma balance sheet of Eucalipto Holding S.A. (“Company”), which was prepared under the responsibility of the management, for compliance with Instruction 565 issued by the Securities and Exchange Commission of Brazil (“CVM”). The separate pro forma balance sheet includes the separate pro forma balance sheet as of March 31, 2018 and the respective notes. The applicable criteria based on which the management of the Company compiled the separate pro forma balance sheet are specified in Notice CTG 06 - “Presentation of pro forma financial information,” of the Federal Accounting Board, and summarized in Note 1 to the separate pro forma balance sheet.

The separate pro forma balance sheet was compiled by the management of the Company to illustrate the impact of the transactions to be carried out at the Company in connection with the corporate restructuring required to consummate the combination of the operations (“Transaction”) of Suzano Papel e Celulose S.A. (“Suzano”) and Fibria Celulose S.A. (“Fibria”), presented in Note 1, in the separate balance sheet of the Company as of March 31, 2018. As part of this process, the information on the equity and financial position of the Company was extracted by the management of the Company from its balance sheet as of March 31, 2018, based on which we issued a Valuation Report, without modifications, on July 10, 2018.

Responsibility of the management of the company for the separate pro forma balance sheet

The management of the Company is responsible for compiling the separate pro forma balance sheet based on the criteria established in CTG Notice 06.

Our independence and quality control

We meet the independence criteria and other ethical requirements established in NBCs PG 100 and 200 and NBC PA 291, which are based on the principles of integrity, objectiveness and professional competence and which also consider the confidentiality and conduct of the professionals.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

2

We applied the international standards of quality control established in NBC PA 01 and, therefore, maintain adequate quality control systems that include policies and procedures related to compliance with ethical requirements, professional standards, legal requirements and regulatory requirements.

Responsibilities of the independent auditor

Our responsibility is to issue an opinion, as required by the Securities and Exchange Commission of Brazil, on whether the separate pro forma balance sheet was compiled by the management of the Company, in all material aspects, in accordance with the criteria established by CTG notice 06.

We have conducted our engagement in accordance with the standard NBC TO 3420 - “Assurance Reports on the Compilation of the Pro Forma Financial Information Included in a Prospectus,” issued by the Federal Accounting Board, which is equivalent to the International Standard issued by the International Federation of Accountants, ISAE 3420. Such standards require auditors to plan and execute audit procedures for the purpose of obtaining reasonable assurance that the management of the Company compiled, in all material aspects, the separate pro forma financial information based on the criteria set forth in CTG Notice 06.

For the purposes of this engagement, we are not responsible for updating or re-issuing any reports or opinions on any historical financial information used in the compilation of the separate pro forma balance sheet, nor have we performed, in the course of this engagement, any audit or review of the financial statements and all other historical financial information used in the compilation of the separate pro forma balance sheet.

The purpose of the separate pro forma balance sheet is exclusively to illustrate the impact of the relevant transaction on the historical separate balance sheet of Eucalipto Holding S.A. as if the transaction had occurred on the prior date selected for illustrative purposes. As a result, we will not provide any assurance that the actual result of the transaction as of March 31, 2018 would have been as presented.

An engagement of reasonable assurance on whether the separate pro forma balance sheet was compiled, in all material aspects, based on the applicable criteria, involves the performance of procedures to assess whether the applicable criteria adopted by the management of the Company in the compilation of the separate pro forma balance sheet provide reasonable grounds for the presentation of the material impacts directly attributable to the transaction and to obtain sufficient adequate evidence on whether:

(i)            the corresponding pro forma adjustments generate an effect appropriate for these criteria; and

(ii)           the pro forma financial information reflect the adequate application of these adjustments to the historical financial information.

The selected procedures depend on the judgment of the independent auditor, taking into consideration their understanding of the Company, of the nature of the transaction for which the separate pro forma balance sheet was compiled, as well as of the other relevant circumstances of the engagement. The engagement also involves the assessment of the general presentation of the separate pro forma balance sheet.

3

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the separate pro forma balance sheet.

Opinion

In our opinion, the separate pro forma balance sheet was compiled, in all material aspects, in accordance with the criteria established in CTG Notice 06 - “Presentation of pro forma financial information.”

Emphasis of matter

We call attention to Note 1 to the separate pro forma balance sheet, which describes that that separate pro forma balance sheet should be read jointly with the valuation report on the net book value of the Company as of March 31, 2018, as well as the Voting Commitment and Assumption of Obligations referred to in said note, which form the basis for preparation of the separate pro forma balance sheet.

São Paulo, July 10, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

4

Eucalipto Holding S.A.

Unaudited Pro Forma Balance Sheet - Parent Company
As of March 31, 2018
(In thousands of Brazilian real)	(A free translation of the original in Portuguese)

	Book balance 3/31/2018	Capital contribution (i)	Merger of Fibria shares (i)	Redemption of preferred shares (i)	Pro forma balance 3/31/2018
		2 (a)	2 (b)	2 (c)
Assets
Current
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Shareholders’ equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

The attached notes are an integral part of the separate pro forma balance sheet

(i) The pro forma adjustments are described in Note 2.

5

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

1              Description of the transaction and basis for preparation of the separate pro forma balance sheet

(a)           Description of the transaction

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano Papel e Celulose S.A., the “Companies”), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano Papel e Celulose S.A. as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations (“Transaction”) and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano, of Fibria and of Eucalipto Holding S.A. (“Company”), which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the Consummation Date of the Transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the Consummation Date of the Transaction.

The terms and conditions of the Transaction, which are summarized below, will be included in the Agreement and Plan of Merger of Shares and Company (“Merger Agreement”), which will be submitted jointly with the valuation reports and other applicable documents, including this separate pro forma balance sheet, to the Boards of Directors of Suzano and of Fibria and executed by their Managements, and, in a timely manner, to the Extraordinary Shareholders Meetings of the Company for its consideration and vote.

The contribution by Suzano will be made through a subscription to new shares in the Company. The Company is a subsidiary of Suzano and is part of the corporate restructuring being conducted to enable the transaction. After the contribution, there will be a merger of all shares issued by Fibria into the Company, resulting in the issue, by the Company, of registered common shares and redeemable preferred shares to be granted to the shareholders of Fibria. Then, all redeemable preferred shares issued by the Company will be redeemed and canceled, with payment to the shareholders of Fibria of the installment in cash. Lastly, the Company will be merged into Suzano and consequently dissolved. Consequently, Fibria shareholders will receive, in substitution of their common shares issued by the Company, New Suzano Shares, with the consequent migration of Fibria shareholders to the shareholder base of Suzano.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The Consummation Date of the Transaction will correspond to the 45th day as from publication of the notice to the market indicating that the conditions precedent have been fulfilled.

6

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

(b)           Basis for preparation of the separate pro forma balance sheet

The un-reviewed separate pro forma balance sheet was prepared and is presented in accordance with CTG Notice 06 - “Presentation of Pro Forma Financial Information,” issued by the Federal Accounting Board, and should be read jointly with the valuation report on the net book value of Eucalipto Holding S.A. as of March 31, 2018.

This separate pro forma balance sheet is derived from the interim separate balance sheet of Eucalipto Holding S.A. as of March 31, 2018, prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and examined by PricewaterhouseCoopers Auditores Independentes, which issued the valuation report on the net book value, without modification, on June 27, 2018.

The separate pro forma balance sheet was prepared to reflect the effects from the operation to combine the businesses, as if such business combination had occurred on March 31, 2018.

The separate pro forma balance sheet, considering its objective, includes the consideration that would have been paid in the merger of Fibria shares if the transaction had been consummated on March 31, 2018. It does not include, nor discuss, the adjustments arising from the fair value of assets acquired and liabilities assumed, which will be addressed in the pro forma consolidated financial information of Suzano.

The un-reviewed separate pro forma balance sheet was prepared and is being presented exclusively for illustrative purposes based on the assumption of consummation of the business combination of Suzano and Fibria on March 31, 2018 for balance sheet purposes, and should not be used as an indication of the future separate financial statements of the Company or construed as the Company’s effective equity and financial position. Furthermore, such un-reviewed separate pro forma balance sheet does not reflect, for example: (i) any synergy, operating efficiency gain or cost savings that could arise from the corporate restructuring; (ii) any possible benefit from the combined growth of the Companies; or (iii) any restrictions imposed by the antitrust authorities in Brazil and/or abroad.

This pro forma balance sheet was approved by the management on July 06, 2018.

2              Pro forma adjustments

The separate pro forma balance sheet was prepared and presented based on the historical separate balance sheet of the Company and the pro forma adjustments were determined based on assumptions and the best estimates of the Company’s management, which we believe to be reasonable, and include the following adjustments:

(a)           Capital contribution of Suzano to the Company

Reflects the capital contribution of Suzano to the Company as of March 31, 2018, as described below:

Number of Fibria shares, ex-treasury	553,201,072
Price paid in cash per share (R$ )	52.50

Agreed consideration in cash	29,043,056

7

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

The capital contribution to the Company corresponds to the monetary consideration of the business combination, which will be adjusted in accordance with the variation in the CDI (i.e., the average daily rates of interbank deposits over extra group, expressed as an annual percentage, based on 252 business days, as calculated and published daily by B3, or any other index that comes to replace it in the future) from March 15, 2018 through the Consummation Date of the Transaction. As of March 31, 2018, the change was immaterial, using an increase in the CDI rate of 0.27% and, therefore, is not reflected above. However, if the acquisition were postponed by one year, the impact of the CDI would be 5.60%, based on the average real CDI rate for the 12 months ended March 31, 2018.

(b)           Merger of Fibria shares

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, which corresponds to the aggregate amount of R$ 29,043,056, as described in item (a) above; and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800. As a result, the total consideration paid by Suzano, which would be made through its subsidiary Eucalipto Holding S.A. as if the combination had been consummated on March 31, 2018, would be R$ 37,549,856. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

Number of new Suzano shares	255,000,000
Suzano ON share price as of March 31, 2018 - R$	33.36
Agreed consideration in Suzano shares	8,506,800
Agreed consideration in cash	29,043,056

Total consideration	37,549,856

If the quoted market price of Suzano per Suzano Share on the Consummation Date of the Transaction had increased/decreased by 30% in relation to the market price quoted as of March 31, 2018, the remuneration paid would have increased / decreased by approximately R$ 2,552.0 million and, consequently, the premium would have increased / decreased by the same amount.

As mentioned in Note 1(b), the separate pro forma balance sheet does not include the adjustments arising from the assessments of the fair value of the assets acquired and liabilities assumed, as a result of the merger of Fibria shares, since the allocation of the purchase price is discussed in the pro forma interim financial statements of Suzano, which will comprise the applicable documents to be submitted to the Boards of Directors of the Companies and executed by their Managements, as well as, in a timely manner, considered and voted on in the Extraordinary Shareholders Meetings of both Companies.

Furthermore, the acquisition price is subject to adjustments and, therefore, the actual amounts for the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

8

Eucalipto Holding S.A.

Notes to the Pro Forma Balance Sheet - Parent Company
As of March 31, 2018 (Unaudited)

(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

(c)           Redemption of preferred shares

The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

*              *              *

9

(A free translation of the original in Portuguese)

Suzano Papel e Celulose S.A.

Independent auditor’s reasonable assurance

report on the compilation of pro forma

consolidated financial information

for compliance with

CVM Instruction 565

(A free translation of the original in Portuguese)

Independent auditor’s reasonable assurance

report on the compilation of pro forma

consolidated financial information

for compliance with CVM Instruction 565

To the Board of Directors and Stockholders

Suzano Papel e Celulose S.A.

We have completed our reasonable assurance engagement for the purpose of issuing a report on the compilation of the pro forma consolidated financial information of Suzano Papel e Celulose S.A. (“Company” or “Suzano”), prepared under the responsibility of the Company’s management, for compliance with Instruction 565 issued by the Brazilian Securities Commission (CVM). The pro forma consolidated financial information includes the pro forma balance sheets at March 31, 2018, the pro forma consolidated statements of income for the quarter ended March 31, 2018 and for the year ended December 31, 2017, and the accompanying notes. The criteria applicable based on which the Company’s management compiled the pro forma consolidated financial information are specified in the Technical Pronouncement CTG 06, “Presentation of pro forma financial information”, of the Brazilian Federal Accounting Council (CFC), and are summarized in Note 1 to the pro forma consolidated financial information.

The pro forma consolidated financial information has been compiled by the Company’s management to illustrate the impact of the acquisition of Fibria Celulose S.A. (“Fibria”) (“transaction or combination”), as presented in Note 1, on the Company’s consolidated balance sheet at March 31, 2018 and on its consolidated statements of income for the quarter ended March 31, 2018 and the year ended December 31, 2017, as if the transaction had occurred as from March 31, 2018 (for the pro forma consolidated balance sheet) and as from January 1, 2017 (for the pro forma consolidated statements of income), respectively. As part of this process, information on the Company’s financial position and financial performance was extracted by the Company’s management from the consolidated interim financial information for the quarter ended March 31, 2018, on which we issued our unmodified report on review of quarterly information on April 26, 2018, and from the consolidated financial statements for the year ended December 31, 2017, on which we issued our unmodified audit opinion on February 7, 2018. In addition, the information on the financial position and financial performance of Fibria was extracted by the Company’s management from the consolidated interim accounting information of Fibria for the quarter ended March 31, 2018, on which we issued our unmodified report on review of quarterly information on April 23, 2018, and from the consolidated financial statements of Fibria for the year ended December 31, 2017, which were audited by another firm of independent auditors whose unmodified audit report was issued on January 29, 2018.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

2

Management’s responsibility for the pro forma consolidated financial information

Management is responsible for the compilation of the pro forma consolidated financial information in accordance with the criteria defined in CTG 06.

Our independence and quality control

We complied with independence and other ethical requirements established by the Brazilian Accounting Standards for General Professionals (NBCs PG) 100 and 200 and the Brazilian Accounting Standard for Independent Auditors (NBC PA) 291. These standards are based on the principles of integrity, objectivity, and professional competence and approach the confidence and the behavior of the professionals.

We applied the International standards on quality control established by NBC PA 01 and, accordingly, we maintained a proper quality control system that includes policies and procedures related to the compliance with ethical requirements, professional standards, and legal and regulatory requirements.

Independent auditor’s responsibility

Our responsibility is to express an opinion, as required by the CVM, on whether the pro forma consolidated financial information has been compiled by the Company’s management, in all material respects, based on the criteria established by CTG 06.

We conducted our work in accordance with the standard NBC TO 3420 - “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Federation of Accountants (IFAC). These standards require that the auditor plan and perform audit procedures with the purpose of obtaining reasonable assurance that the Company’s management compiled, in all material respects, the pro forma consolidated financial information based on the criteria established by CTG 06.

For the purposes of this engagement, we are not responsible for the updating or restatement of any reports or opinions on any historical financial information used in the compilation of the pro forma consolidated financial information. In addition, during the course of this engagement, we have not audited or reviewed the financial statements and other historical financial information used in the compilation of the pro forma financial information.

The purpose of the pro forma consolidated financial information is solely to illustrate the impact of the relevant transaction on the Company’s historical consolidated financial information, had the transaction occurred on the prior date chosen for illustrative purposes. Accordingly, we do not provide any assurance that the actual results of the relevant transaction at March 31, 2018 or January 1, 2017 would have been as presented herein.

A reasonable assurance engagement about whether the pro forma consolidated financial information has been compiled, in all material respects, based on the applicable criteria, involves the performance of procedures to assess whether the applicable criteria adopted by the Company’s management while

3

compiling the pro forma consolidated financial information provide a reasonable basis for the presentation of the significant effects which are directly attributable to the transaction, and to obtain sufficient appropriate evidence about whether:

(i)                                     the corresponding pro forma adjustments result in the appropriate effect of these criteria; and

(ii)                                  the pro forma financial information reflects the adequate implementation of these adjustments made to the historical financial information.

The procedures selected depend on the judgment of the independent auditor, taking into consideration their understanding of the Company, the nature of the event or transaction in relation to which the pro forma consolidated financial information has been compiled, and other circumstances which are relevant for the engagement. The engagement also involves assessing the overall presentation of the pro forma consolidated financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the pro forma consolidated financial information.

Opinion

In our opinion, the pro forma consolidated financial information was compiled, in all material respects, in accordance with the criteria established by CTG 06.

Emphasis of matter

We draw attention to Note 1 to the pro forma consolidated financial information, which describes that the pro forma consolidated financial information should be read together with the Company’s and the Fibria’s consolidated accounting information for the quarter ended March 31, 2018 and with the Company’s and the Fibria’s consolidated financial statements for the year ended December 31, 2017, which were the basis for the preparation of the pro forma consolidated financial information.

Săo Paulo, July 10, 2018

PricewaterhouseCoopers
Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira
Contador CRC 1SP188352/O-5

4

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2018
(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Current assets
Cash and cash equivalents	2.000,3	2.852,4	—	4.852,8
Financial investments	1.391,7	2.977,2	—	4.368,9
Trade accounts receivable	2.379,1	1.280,6	—	3.659,7
Inventories	1.298,4	2.589,3	543,0	4.430,7	2(b)
Recoverable taxes	314,6	398,5	—	713,1
Derivative financial instruments	95,5	81,9	—	177,4
Advance to suppliers	92,2	—	—	92,2
Other assets	291,7	165,8	—	457,5
Assets held for sale	10,9	—	—	10,9
Total current assets	7.874,4	10.345,7	543,0	18.763,1

Non-current assets
Receivables from other related parties	—	10,0	—	10,0
Financial investments	—	164,9	—	164,9
Recoverable taxes	263,4	1.735,4	—	1.998,8
Deferred taxes	2,6	450,7	642,1	1.095,4	2(d)
Derivative financial instruments	65,8	333,4	—	399,2
Advances to suppliers	243,8	663,7	—	907,5
Judicial deposits	116,4	187,5	—	303,8
Receivables from land expropriation	61,0	—	—	61,0
Other assets	63,3	118,5	—	181,9
	816,3	3.664,1	642,1	5.122,5

Biological assets	4.579,1	4.204,3	—	8.783,4
Property, plant and equipment	16.415,5	15.175,7	6.866,7	38.458.0	2(c)
Intangible assets	375,0	4.586,2	15.711,5	20.672,7	2(d) 2(e)
Investments	6,7	157,1	—	163,9
	21.376,4	24.123,3	22.578,2	68.077,9
Total non-current assets	22.192,7	27.787,4	23.220,3	73.200,4

Total assets	30.067,1	38.133,1	23.763,3	91.963,5

5

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2018
(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Current liabilities
Trade accounts payables	600,6	2.464,5	90,9	3.156,0	2(f)
Loans and financing	1.433,0	1.117,7	—	2.550,6
Derivative financial instruments	23,0	132,1	—	155,1
Taxes payable	192,0	124,4	—	316,3
Payroll and charges	154,8	112,6	—	267,4
Liabilities for assets acquisitions	90,6	—	—	90,6
Dividends payable	182,3	261,6	—	443,8
Advance from customers	92,0	—	—	92,0
Other liabilities	309,1	207,3	—	516,4
Total current liabilities	3.077,3	4.420,0	90,9	7.588,2

Non-current liabilities
Loans and financing	11.213,1	17.804,2	29.481,7	58.499,0	2(g)
Derivative financial instruments	76,8	129,5	—	206,3
Liabilities for assets acquisitions	544,5	—	—	544,5
Provision for contingencies	321,2	181,7	975,3	1.478,2	2(h)
Employee benefits	353,7	—	—	353,7
Deferred taxes	1.854,1	—	—	1.854,1
Share-based compensation plans	51,5	—	—	51,5
Other liabilities	121,3	322,6	—	443,9
Total non-current liabilities	14.536,1	18.438,0	30.456,9	63.431,0

Equity	12.453,8	15.275,1	(6.784,6)	20.944,3	2(i)

Total equity and liabilities	30.067,1	38.133,1	23.763,3	91.963,5

The attached notes are an integral part of the Pro Forma Consolidated Financial Information.

(i)    This information is derived from the unaudited consolidated Quarterly Information of Suzano Papel e Celulose S.A for the period ended March 31, 2018

(ii)   This information is derived from the unaudited consolidated Quarterly Information of Fibria Celulose S.A for the period ended March 31, 2018

(iii)  Pro Forma adjustments as described in Note 2.

6

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Statement of Income
Three-month Period Ended March 31, 2018
(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Ajuste Pro Forma (iii)	Pro Forma	Note
Net sales revenue	2.994,6	3.693,2	—	6.687,7
Cost of sales	(1.583,4)	(2.205,1)	(52,2)	(3.840,8)	2(c)
Gross profit	1.411,2	1.488,0	(52,2)	2.847,0

Operating incomes (expenses)
Selling expenses	(122,0)	(184,8)	(60,0)	(366,8)	2(e)
General and administrative expenses	(147,4)	(74,0)	—	(221,3)
Equity in earnings of associates	(0,1)	—	—	—
Other operating expenses, net	(9,9)	(66,3)	—	(76,1)
	(279,2)	(325,1)	(60,0)	(664,3)

Operating profit before net financial income (expenses)	1.131,9	1.163,0	(112,2)	2.182,7

Net financial income (expenses)
Financial income	105,3	125,5	—	230,9
Financial expenses	(262,7)	(395,6)	(316,1)	(974,4)	2(g)
	(157,4)	(270,1)	(316,1)	(743,5)
Net income (loss) before income taxes	974,6	892,9	(428,3)	1.439,2
Income taxes	(169,1)	(277,8)	145,6	(301,2)	2(j)
Net income for the period	805,5	615,1	(282,7)	1.137,9
Attributable to
Shareholders of the Company	805,5	613,2	(282.7)	1,136.1
Non-controlling interests	—	1,9	—	1.9

The attached notes are an integral part of the Pro Forma Consolidated Financial Information.

(iv)  This information is derived from the unaudited consolidated Quarterly Information of Suzano Papel e Celulose S.A for the period ended March 31, 2018

(v)   This information is derived from the unaudited consolidated Quarterly Information of Fibria Celulose S.A for the period ended March 31, 2018

(vi)  Pro Forma adjustments as described in Note 2.

7

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Statement of Income
Year Ended December 31, 2017
(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Net sales revenue	10.580,7	11.739,2	—	22.319,8
Cost of sales	(6.496,3)	(8.248,4)	(208,9)	(14.953,6)	2(c)
Gross profit	4.084,4	3.490,7	(208,9)	7.366,2

Operating incomes (expenses)
Selling expenses	(423,3)	(547,2)	(240,0)	(1.210,6)	2(e)
General and administrative expenses	(529,0)	(285,7)	—	(814,7)
Equity in earnings of associates	5,9	—	—	5,9
Other operating expenses, net	140,5	(339,7)	—	(199,2)
	(805,9)	(1.172,6)	(240,0)	(2.218,5)
	3.278,5	2.318,1	(448,9)	5.147,7
Operating profit before net financial income (expenses)

Net financial income (expenses)	379,0	657,0	—	1.036,0
Financial income	(1.397,9)	(1.439,7)	(1.264,4)	(4.102,0)	2(g)
Financial expenses	(1.018,8)	(782,7)	(1.264,4)	(3.065,9)

Net income (loss) before income taxes	2.259,6	1,535,4	(1.713,3)	2.081,7

Income taxes	(438,6)	(442,1)	582,5	(298,2)	2(j)

Net income for the period	1.821,0	1.093,3	(1.130,8)	1.783,5
Attributable to
Shareholders of the Company	1.821,1	1.085,3	(1.130,8)	1.775,5
Non-controlling interests	—	8,1	—	8,1

The attached notes are an integral part of the Pro Forma Consolidated Financial Information.

(i)    This information is derived from the audited consolidated financial statements of Suzano Papel e Celulose S.A. for the fiscal year ended December 31, 2017.

(ii)   This information is derived from the audited consolidated financial statements of Fibria Celulose S.A. for the fiscal year ended December 31, 2017.

(iii)  Pro Forma adjustments as described in Note 2.

8

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)
(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

1              Description of the transaction and basis for preparation of the pro forma consolidated financial information

(a)           Description of the transaction

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano Papel e Celulose S.A. as intervening consenting party (“Suzano”), a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations (“Combination” or “Transaction”) and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$52.50), adjusted by the variation in the Certificates of Interbank Deposit (“CDI”) rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the Combination and ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The Consummation Date of the Transaction will correspond to the 45th day as from publication of the notice to the market indicating that the conditions precedent have been fulfilled.

(b)                                 Basis for preparation of the pro forma consolidated financial information

The unaudited pro forma consolidated financial information was prepared and is presented in accordance with Notice CTG 06 - “Presentation of Pro Forma Financial Information,” issued by the Federal Accounting Board, and must be interpreted jointly with the historical financial statements of the companies involved:

(i)                                     historical consolidated interim financial information of Suzano, prepared in accordance with Technical Pronouncement CPC 21(R1) - Interim Financial Statement and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), presented in accordance with the regulations issued by the Securities and Exchange Commission of Brazil applicable to the preparation of quarterly financial information (ITR), for the quarter ended March 31, 2018, and revised by PricewaterhouseCoopers Auditores Independentes, which issued an unqualified opinion on such interim financial information on April 26, 2018;

(ii)                                  historical consolidated financial statements of Suzano prepared in accordance with the accounting practices adopted in Brazil and the international financial reporting standards (IFRS) issued by the

9

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)
(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

IASB, for the fiscal year ended December 31, 2017, and audited by PricewaterhouseCoopers Auditores Independentes, which issued an unqualified opinion on February 7, 2018;

(iii)                               historical consolidated interim financial information of Fibria, prepared in accordance with Technical Pronouncement CPC 21(R1) - Interim Financial Statement and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), presented in accordance with the regulations issued by the Securities and Exchange Commission of Brazil applicable to the preparation of quarterly financial information (ITR), for the quarter ended March 31, 2018, and revised by PricewaterhouseCoopers Auditores Independentes, which issued an unqualified opinion on such interim financial information on April 23, 2018;

(iv)                              historical consolidated financial statements of Fibria prepared in accordance with the accounting practices adopted in Brazil and the international financial reporting standards (IFRS) issued by the IASB, for the fiscal year ended December 31, 2017, and audited by another independent audit firm, which issued an unqualified opinion on January 29, 2018;

The pro forma consolidated balance sheet and the pro forma consolidated income statement were prepared to reflect the effects from the transaction to combine the businesses, as if such Combination had occurred on March 31, 2018 and January 1, 2017, respectively.

Suzano has performed a preliminary valuation analysis of the fair market value of Fibria’s assets to be acquired and liabilities to be assumed. Using the total consideration for the Merger, Suzano has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as if the Closing Date had been March 31, 2018 (in millions of reais):

		Note
Cash consideration(l)	29,043.1
Suzano Shares issue (255 million shares at R$ 33.36 per share)	8,506.8
Total consideration	37,549.9	(a)

Book value of Fibria’s shareholders’ equity	15,200.5
Elimination of book value of existing goodwill	(4,230.5)
Book value of Fibria’s shareholders’ equity, net of goodwill	10,970.0

Fair value adjustments
Inventories	543.0
Property, plant and equipment	6,866.7
Customer relationships	3,600.0
Possible loss contingencies	(975.3)
Loans and financing	(438.6)
Deferred Taxes	642.1
Total fair value impacts	10,237.9

Total pro forma goodwill	16,341.9

(1)         The cash consideration will be adjusted in accordance with the fluctuation in CDI from March 15, 2018 to the Closing Date. At March 31, 2018, the change was immaterial using a CDI rate increase of 0.27% and therefore is not reflected above. However, if the acquisition were to be delayed one year the CDI impact would be 5.60% based on the average actual CDI rate for the 12 months ending March 31, 2018.

10

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)
(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when Suzano has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in the value of the consideration paid, (2) changes in fair values of property, plant and equipment, (3) changes in allocations to intangible assets such as contracts with customers and suppliers, technology and customer relationships as well as goodwill and (4) other changes to assets and liabilities.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the proposed Merger, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description of the Combination and its adjustment is provided in note 2 below.

The unaudited pro forma consolidated financial information was prepared and is presented for illustrative purposes only, based on the assumption that merger of Fibria shares into Suzano had occurred on January 1, 2017, for the purposes of the financial statements, or on March 31, 2018, for the purposes of the balance sheet, and must not be used as an indication of future consolidated financial statements or construed as the consolidated income statement and/or effective equity and financial position of Suzano. Furthermore, such unaudited pro forma consolidated financial information does not reflect, for instance: (i) any synergy, operating efficiency gain or cost savings that could arise from the corporate restructuring; (ii) any possible benefit from the combined growth of the companies; or (iii) any restrictions imposed by the antitrust authorities in Brazil and/or abroad.

This pro forma consolidated financial information was approved by the management on July 06, 2018.

2              Pro forma adjustments

The pro forma consolidated financial information was prepared and presented based on the historical consolidated financial statements of Suzano and of Fibria and the pro forma adjustments were determined based on assumptions and the best estimates of the Company’s management, which we believe to be reasonable, and include the following adjustments:

(a)                            Consideration paid

Consideration paid was estimated based on the terms of the transaction considering that all holders of Fibria Shares will receive Suzano Shares and cash as offered in the Merger. Dissenting Fibria shareholders have the right to withdraw their shares for a cash payment. However, such cash payment would be less than the amount that would be received by not withdrawing. Thus, it is assumed that no holders of Fibria Shares will exercise their withdrawal rights. Consideration will consist of R$ 29,043.1 million to be paid in cash plus 255 million Suzano Shares to be issued on the Closing Date. In this Unaudited Pro Forma Condensed Consolidated Financial Information, the Suzano Shares to be issued have been valued using the March 31, 2018 quoted market price of R$ 33.36 per share. Actual consideration will be based on share price on the Closing Date.

11

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)
(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

If the Suzano quoted market price per Suzano Share on the Closing Date had increased/decreased by 30% compared to the March 31, 2018 quoted market price, the consideration paid would have increased/decreased by approximately R$ 2,552.0 million, and, as a consequence, goodwill would have increased/decreased by the same amount.

(b)                                 Inventory to fair value

The adjustment represents the adjustment of Fibria’s inventory to fair value at March 31, 2018 of R$ 543.0 million. The fair value calculation is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory less selling expenses and a normal profit margin on those manufacturing and selling efforts. We do not expect the increase to have a continuing impact; therefore, fair value adjustment is not included in statement of income.

(c)                                  Property, plant and equipment to fair value

The adjustment represents the adjustment of Fibria’s property, plant and equipment to fair value at March 31, 2018 in the amount of R$ 6,866.8 million. The fair value calculation is preliminary and subject to change. The land was valued using the market approach method based on price generated by market transactions. The other fixed assets were valued using the cost method, which is based on the principle of substitution, using the cost to replace assets adjusted to inflation rate as an indicator of their fair value. The related increase in depreciation expense, assuming a remaining depreciation expense of R$ 208.9 million for the year ended December 31, 2017 and R$ 52.2 million for the three-month period ended March 31, 2018, is allocated as Cost of Sales. The depreciation is calculated using the straight-line method over the estimated remaining useful lives of the related property, plant and equipment disclosed in Fibria’s annual financial statements. The calculation of the depreciation expense adjustment is as disclosed below:

			Estimated Depreciation Expense (in millions of reais)
	Fair value	Useful lives	Year Ended	Three-month Period
	adjustment	(in years)	December 31, 2017	Ended March 31, 2018
Buildings	1,109.5	25.00	44.4	11.1
Machinery, equipment and facilities	2,991.1	18.18	164.5	41.1
			208.9	52.2

The market prices and general inflation rate were used in the calculation above. However, specialized indexes may be applicable depending on the nature of the property, plant and equipment rates reflected, which were double the general inflation rate used above, as well prices may vary upon the finalization of the purchase price allocation. If the amount of the fair value adjustment related to Fibria’s property, plant and equipment were to increase by a further R$ 6,866.8 million, goodwill would reduce by such amount and the related increase in depreciation would be R$ 417.8 million for the year ended December 31, 2017 and R$ 104.4 million for the three-month period ended March 31, 2018.

(d)                                 Goodwill

The adjustment reflects the net increase in goodwill at March 31, 2018 consisting of the elimination of the book value of Fibria’s existing goodwill in the amount of R$ (4,230.5) million plus the goodwill

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Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)
(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

generated by the Merger of R$ 16,341.9 million. The adjustment on deferred taxes of R$642.0 million represents the reversal of the deferred tax liability of the eliminated Fibria’s goodwill.

It is worth noting that the calculation is a preliminary estimate and that amount of goodwill change upon finalization of the purchase price allocation, as disclosed. The factors that make up the final goodwill are expected to include mostly synergies from combining operations for cost savings in fields such as forestry, logistics, selling, general and administrative expenses and procurement, which will increase the Parties’ competitiveness both in Brazil and overseas.

The Company believes that all these initiatives could generate synergies and cash saving in the amount close to the goodwill.

(e)                                  Intangible - customer relationships

The adjustment represents R$ 3,600.0 million due to recognition of the fair value of major customer relationships at March 31, 2018 and related amortization expense of R $240.0 million for the year ended December 31, 2017 and R$ 60.0 million for the three-month period ended March 31, 2018, the amortization is allocated in Selling Expense. As disclosed in Fibria’s December 31, 2017 financial statements, its client base is concentrated, with approximately 46% of revenue generated by sales to three major clients. Accordingly, valuation of the major customer relationships was calculated using estimated discounted cash flows. If we used a different assumption, the adjustment could differ significantly. The amortization is calculated using the straight-line method over the expected life of the customer relationship (15 years).

• If Suzano had considered 100% of Fibria’s customer list instead of 46% as described above, the value of Fibria’s customer relationships would have been increased by approximately R$ 4,226.1 million, goodwill would have been reduced by such amount and the related increase in amortization would have been R$ 281.7 million for the year ended December 31, 2017 and R$ 70.4 million for the three-month period ended March 31, 2018.

(f)                                   Transaction costs

Represents the liability for payment of estimated transaction costs of R$ 90.9 million related to the Merger. The historical consolidated balance sheet and income statement of Suzano and Fibria do not reflect any transaction costs related to the Merger for the periods presented.

(g)                                 Debt increase for financing the Combination

The adjustment represents new long-term debt in U.S. dollars equivalent to R$ 29,043.1 million incurred to finance the cash payment to Fibria’s shareholders and related financial expense of R$ 1,264.4 million for the year ended December 31, 2017 and R$ 316.1 million for the three-month period ended March 31, 2018. It is assumed that the secured credit line would bear interest at LIBOR plus approximately 2.0% p.a. in USD which is assumed equivalent to a nominal interest rate of 4.4% p.a., without considering any exchange rate variation impacts for the variation of the real (the Company’s functional currency) against the USD. For the year ended December 31, 2017, if the USD had weakened/strengthened by 1% against the real with all other variables held constant, the pro forma financial income/expenses would have been increased by approximately R$ 303.1 million due to the

13

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

foreign exchange impacts from translation of the USD-denominated long-term debt. For the three-month period ended March 31, 2018 if the USD had weakened/strengthened by 1% against the real with all other variables held constant, the pro forma financial income/expenses would have been increased by approximately R$ 75.8 million, due to the foreign exchange impacts from translation of USD-denominated long-term debt.

Additionally, the amount of R$438.6 million reflects the adjustment to the fair value of loans and financing, defined as disclosed in Fibria’s interim financial statement.

(h)                                 Fair value of possible contingent liabilities

The adjustment reflects the preliminary estimation of the fair value of legal proceedings disclosed as being possible losses by Fibria’s management. Management estimates that 10% of the total amount disclosed as possible losses at March 31, 2018 represents the fair value estimate of the possible loss contingencies considering the probability of the loss and experience of actual payments. However, any liability recognition for possible losses will depend on Suzano’s ability to make a reliable estimate of the fair value of the related contingencies based on the information available, including the ability to define probabilities of the different potential outcomes, the related cash flows and discount rates. Due to the high level of subjectivity around the realization of such contingencies based on the information currently available, no related amounts have been recorded in the pro forma condensed income statements. Suzano is required to recognize a contingent liability assumed in a business combination at the acquisition date, even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Based on that requirement, in the preliminary assessment for the preparation of the pro forma Suzano management identified significant possible loss contingencies disclosed in Fibria’s December 31, 2017 financial statements:

Amount of possible loss (in millions of reais)
Possible tax contingencies
Claim to reimburse development agency tax incentive	142.6
Offset of 1997 income tax losses which was only partially approved	233.6
Income tax assessment - swap of industrial and forestry assets	2,225.2
Income tax assessment - income from Fibria Trading International II	382.6
Income tax assessment - disallowance of depreciation, amortization and depletion expenses - 2010	673.7
Income tax assessment - on income of foreign subsidiaries in 2011	64.3
Income tax assessment - for joint-operated entity, Veracel	116.9
Other tax liabilities (706 tax claims)	3,657.0
Subtotal - tax	7,495.9
Possible civil contingencies
Company’s trucks from causing damage to federal highways	1,771.8
Others (620 claims)	484.9
Subtotal - civil	2,256.7

Total possible tax contingencies	9,752.6

Suzano believes that this adjustment is factually supportable based on the following:

(a)                                 The total amount of possible loss contingencies are those described in Fibria’s financial statements as of December 31, 2017, which is the latest information available. Suzano Management states in March 31, 2018 interim financial statements that no material change occurred from the December 31, 2017 position.

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Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial
Information for the three-month period ended
March 31, 2018 and for the year ended
December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

(b)                                 Amounts disclosed are those related to possible losses, in which case the probability of loss must be considered to be higher than remote as defined by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. Management assumes that potential contingent losses with a probability of occurrence below 10% would be considered remote and that the possible losses disclosed thus have at least a 10% probability of occurrence.

(c)                                  Amounts disclosed in the financial statements of Fibria are the amounts of the legal cases as of the balance sheet date that are subject to interest rates through settlement, normally using SELIC, which is also assumed to be a reasonable estimate of the rate which would be used to discount future cash flows to present value. Thus the disclosed amounts are assumed to be at discounted present values.

(i)                                    Elimination of the equity of Fibria and issue of shares in Suzano

Represents the elimination of Fibria’s shareholders equity plus the issuance of 255 million shares of Suzano at R$ 33.36 per share (note a) plus transaction costs (note f).

(j)                                    Reflects the income tax effect in the pro forma

Reflects the income tax effect in the pro forma income statements based on the statutory rate of Brazilian income tax and social contribution of 34%. No deferred tax balances are reflected in the March 31, 2018 pro forma condensed balance sheet as Suzano has a viable tax plan that it intends to implement which will permit the tax and accounting basis to be the same after acquisition.

*   *   *

15

SCHEDULE VI — MINUTES OF MEETINGS OF THE BOARD OF DIRECTORS AND FISCAL COUNSEL OF FIBRIA

Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 26, 2018

1.                                      Date, time and place: Held on July 26, 2018, at 8:30 am, at Rua Fidêncio Ramos, nº 302, 4º andar, Torre B, Edifício Vila Olímpia Corporate, bairro Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                      Call Notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of its Internal Regulations.

3.                                      Attendance: All the members of the Board of Directors of the Company: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva and Raul Calfat. It was justified the absence of Mr. Ernesto Lozardo, which was substituted, according to item 4 of Internal Rules, by its alternate, Mr. Leonardo Mandelblatt de Lima Figueiredo. According to the article 163, §3º of Corporate Law, all the members of the Fiscal Council attended the meeting: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião and Domenica Eisenstein Noronha (via conference call).

4.                                      Meeting Board: Mr. José Luciano Duarte Penido — Chairman. Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                      Agenda: The members of the Board of Directors of the Company held a meeting for the purpose of resolving on: (i) the execution of the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. by Suzano Papel e Celuose S.A.”, to be entered into by and between the management of the Company, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with

CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the city of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”); (ii) the proposal to increase the compensation of the managers of the Company, approved by the Annual Shareholders’ General Meeting of the Company, held on April 27, 2018; and (iii) the convening of the Extraordinary General Meeting of the Company.

6.                                      Resolutions: After the review and discussion of the matters of the agenda, the attending members of the Board of Directors of the Company, by unanimous vote and without any restrictions or proviso whatsoever have decided to:

(i)              approve the execution of the Protocol and Justification, which was prepared pursuant to Articles 224, 225 and 252 of Law No. 6,404, dated as of December 15, 1976 (“Brazilian Corporation Law”), as well as of CVM Instruction No. 565, dated as of June 15, 2015, a copy of which is attached hereto as Schedule I, subject to the approval by the Extraordinary General Meeting of the Company, to the corporate approvals applicable to the companies that are parties to the transaction, as well as to the applicable conditions precedent, in accordance with the Protocol and Justification. The execution of the Protocol by the Company, represented by its officers, pursuant to the draft attached hereto as Exhibit I was also authorized;

(ii)        due to the possibility for the Transaction to imply the anticipation term of the variable remuneration due by the Company and the implementation of a retention plan for the Statutory Officers, with the aim to reinforce the retention of the key management of the Company, as authorized by the Protocol and Justification and recommended by the Remuneration and People Committee, it will be submitted to the Company’s General Meeting a new global amount for the compensation of the management of the Company for 2018, according to the terms of the materials sent to the Board members;

(iii)       approve the convening of the Extraordinary General Meeting of the Company, pursuant to Article 17, V, of the Company’s Bylaws, in order to resolve on the (i) approval of the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, within the scope of the merger of the Company’s shares into Holding, as set forth in the Protocol and Justification; (ii) approval of the Protocol and Justification; (iii) approval of the Transaction, as defined in the Protocol and Justification; (iv) authorization for the subscription, by the Company’s officers, of new shares to be issued by Holding; (v) approval of the proposal of a new global amount for compensation to the management for 2018, due to the possibility for the Transaction to imply the anticipation term of the variable compensation due by the Company and the implementation of retention plan for the Statutory Officers, as authorized by the Protocol and Justification; and (vi) appointment of alternate members to the Board of Directors of the Company, in view of the resignation presented by two alternate members effective as of May 1, 2018.

7.                                      Closure: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Meeting Board: Messrs. José Luciano Duarte Penido (Chairman) and Claudia Elisete Rockenbach Leal (Secretary). Board of Directors Members: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; João Carvalho de Miranda (Vice-President of the Board of Directors); João Henrique Batista de Souza Schmidt; Leonardo Mandelblatt de Lima Figueiredo (alternate of Mr. Ernesto Lozardo); Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, July 26, 2018.

Certify that this minutes are the truly copy of the original that is recorded in headquarters of the Company.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

FIBRIA CELULOSE S.A.
Publicly-held Company
CNPJ n.° 60.643.228/0001-21
NIRE 35.300.022.807 | CVM Code n.° 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

1.                                           Date, time and place: Held on July 23, 2018, at 4 p.m., on Rua Fidêncio Ramos, No. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                           Call Notice: The members of the Fiscal Council of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 4.3 of the Fiscal Council’s Internal Bylaws.

3.                                           Attendance: Attended by all the members of the Fiscal Council of the Company: Messrs. Maurício Aquino Halewicz (President of the Fiscal Council), Gilsomar Maia Sebastião and Domenica Eisenstein Noronha. Also attended by Ernst & Young Assessoria Empresarial Ltda. and PricewaterhouseCoopers Auditores Independentes representatives, responsible for the appraisal reports prepared in the context of the Transaction.

4.                                           Board: Mr. Maurício Aquino Halewicz – Chairman.

Mr. André Luiz Gonçalves – Secretary.

5.                                           Agenda: The members of the Fiscal Council of the Company held a meeting for the purpose of reviewing and opining about the proposal to be resolved by the Board of Directors of the Company on July 26, 2018, and posteriorly submitted to the Extraordinary Shareholders’ Meeting of the Company, to approve the merger of shares issued by Fibria by Eucalipto Holding S.A., a closely-held corporation, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, Room 2, Pinheiros, CEP 01452-919 (“Holding”), followed by the merger of the Holding by Suzano Papel e Celulose S.A., a publicly-held corporation, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, headquartered in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, No. 1752, 10th floor, Rooms 1010 and 1011, Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

6.                                           Resolutions: After the review and discussion of the matters of the agenda, and a presentation made by the representatives of Ernst & Young Assessoria

1

Empresarial Ltda. and PricewaterhouseCoopers Auditores Independentes regarding the economic appraisal report of Fibria, as attached to the Protocol and Justification, and being clarified that the purpose of such appraisal report is to substantiate the value of the capital increase of the Holding in connection with the merger of Fibria’s shares, without any effect on the exchange ratio applicable to the Transaction, the attending members of the Company’s Fiscal Council decided, by majority of votes:

(i)                                     To manifest its favorable opinion for the approval of the Transaction, which terms and conditions are set forth in the draft of the Protocol and Justification, contained in Exhibit I attached hereto, considering that the Transaction complies with the applicable laws and By-laws’ rules and the regularity of the documents reviewed; and

(ii)                                  To approve the issuance of the opinion regarding the resolution above, as contained in Exhibit II attached hereto.

Mrs. Domenica Eisenstein Noronha presented an opposing vote, pursuant to the separate statement submitted by her, which is attached hereto as Exhibit III.

7.                                           Closing: Since there was nothing else to be discussed, the meeting was closed, these minutes were drawn-up, read and found to be in order, approved and signed by all the attendees.

São Paulo, July 23, 2018.

Meeting Board:

Maurício Aquino Halewicz	André Luiz Gonçalves
Chairman	Secretary

Attending Members of the Fiscal Council:

Maurício Aquino Halewicz President of the Fiscal Council	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

(Signature page of the minutes of the Extraordinary Meeting of the Fiscal Council of Fibria Celulose S.A., held on July 23, 2018)

2

EXHIBIT I TO THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

3

EXHIBIT II TO THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

FIBRIA CELULOSE S.A.

Publicly-held Company
CNPJ n.° 60.643.228/0001-21
NIRE 35.300.022.807 | CVM Code n.° 12793

FISCAL COUNCIL’S OPINION

The Fiscal Council of Fibria Celulose S.A. (“Company”), in compliance with the applicable legal and statutory provisions, at a meeting held on July 23, 2018 at the headquarters of the Company, reviewed the “Protocol and Justification of Merger of Fibria’s Shares into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celulose” (“Protocol and Justification” and “Transaction”, respectively), to be entered into by and among the management of the Company, of Eucalipto Holding S.A., a closely-held corporation, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, Room 2, Pinheiros, CEP 01452-919, and of Suzano Papel e Celulose S.A., a publicly-held company, headquartered at Avenida Magalhães Neto, No. 1752, 10th floor, Rooms 1010 e 1011, Pituba, in the City of Salvador, State of Bahia, CEP 41810-012, as well as its respective annexes thereto, and resolved, by majority of votes of its attending members, by the regularity of the documents examined, reason why they understand that the Transaction complies with the applicable laws and By-laws’ rules, manifesting a favorable opinion to the approval of the Transaction, in accordance with the terms and conditions of the Protocol and Justification, by the Extraordinary General Shareholders’ Meeting of the Company to be called.

São Paulo, July 23, 2018

Maurício Aquino Halewicz President of the Fiscal Council	Gilsomar Maia Sebastião

4

EXHIBIT III TO THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

Mrs. Domenica Noronha, member of the Fiscal Council of Fibria, opines that the material presented should not be submitted to the Fibria Shareholders’ Meeting, since she understands that it do not comply with the “Novo Mercado” segment rules and statutory rules. In a brief summary of its analysis, it seems apparent that the structure of the proposed transaction consists of a disposal of control transaction followed by a merger of the Company’s shares by Suzano. The transaction structure, with several stages that are performed jointly and inseparably, results in the exclusion of the possibility of the minority shareholders of the Company not joining the sale of control transaction, creating a kind of drag along of the shareholder base. The member understands that the minority shareholders should have the option of not adhering to the disposal of shares negotiated under terms accepted by the controlling shareholders (tag along), by rules of its Bylaws, the “Novo Mercado” segment rules and principles of good governance. The proposed structure means that the controlling shareholders, since the decision is not made by the minority shareholders, sell not their 60% of the company, but effectively 100% of the company. Since there is no legal provision for this, it is a misapplication of the rules. In addition, it is important to note that the Tender Offer provided for in Article 40 of the Company’s Bylaws is not being observed, since 80% of the equity interest of the shareholders is being withdrawn from “Novo Mercado” in view of the transaction. In addition, she understands that the intermediate stages of the operation do not seem compatible with the rules applicable to a company listed in the “Novo Mercado” segment.

It is also worth noting that the proposal sets a value in Reais for 80% of the shareholders’ investments, thus limiting any upside resulting from possible synergies and also from the profitability of dollarized operations. The depreciation of Real since March highlights this loss with respect to the terms negotiated by the controlling shareholders. Even considering EBITDA for the first quarter of 2018, the annualized multiple represents only 6.5x at a time that represents the beginning of Fibria’s deleveraging process with strong free cash generation after investments in the project Horizonte II. Even using the average analyst expectations for the results of the second quarter of 2018, the proposal is equivalent to only about 6x annualized EBITDA. In the opinion of the member, the appreciation of Suzano’s shares vs. Fibria’s shares since the material fact and the international scenario of exchange and price of pulp demonstrate that the transaction conditions do not reflect the intrinsic economic value of Fibria. Finally, the member points out that the appraisal report presented by E&Y, although irrelevant to the terms negotiated by the controlling shareholders, has assumptions that she understands as incorrect and that were made available by Suzano, even considering the base date of March 31, 2018, specially the

5

macroeconomic assumptions used, the assumptions of biological assets that do not consider forest productivity gains, and working capital assumptions. The calculation of the discount rate with respect to the use of betas from non-comparable companies and which were not justified by the appraisers result in a capital cost far above what is considered correct and, therefore, depreciates the result of the discounted cash flow used as a reference.

Finally, she reiterates that the opinion and the dissenting vote above are made available to the shareholders meeting pursuant to Article 133 of Law 6404/76 and Circular Letter of CVM/SEP No. 2/2018 (item 3.4.2).

6

SCHEDULE VII — DRAFT OF SUZANO’S BYLAWS

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Clause 1 -

SUZANO PAPEL E CELULOSE S.A. (“Company”) is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph -

With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. — Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and Fiscal Council members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 -	The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 -	The Company shall have indeterminate duration.

Clause 4 -	The objects of the Company are:

a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing industry;

b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

d) transportation, by itself or by third parties;

e) holding interest as a partner or shareholder in any other company or project;

f) operation of port terminals; and

g) generation and sale of electricity.

CHAPTER II

CAPITAL STOCK AND SHARES

Clause 5 -

The capital stock of the Company, fully subscribed is of twenty billion, nine hundred and eighty-seven million, seventeen thousand, nine hundred and nineteen reais and thirty-three cents (R$20,987,017,919.33), divided into one billion, three hundred and sixty million, eight hundred and twenty-six thousand, one hundred and forty-five (1,360,826,145) common shares, all nominative and book-entry type, with no par value(1).

§ One -

The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two -	The Company may not issue preferred shares.

§ Three -

In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four -

The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five -

In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 -

Any shareholder who, for any reason, does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the

(1)  Capital stock amount and the number of the Company’s ordinary shares subject to the adjustments mentioned in Clauses 1.1 and 2.1 of the Protocol and Justification.

amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 -

The Shareholders Meeting shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph -

The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 -

The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9 -	The following are the Company’s management bodies:

a) the Board of Directors: and

b) the Executive Officers.

Clause 10 -	The Board of Directors is a committee decision body, and representation of the Company is a private right of the Chief Executive Officers and Executive Officers.

§ One -

The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two -

The investiture of the Directors and Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three -	The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 -

The Ordinary General Meeting of Shareholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

SECTION I

The Board of Directors

Clause 12 -

The Board of Directors shall be made up of between 5 (five) and 9 (nine) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to 2 (two) Vice-Chairmen from among them.

§ One -

Out of the members of the Board of Directors, at least twenty per cent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law n° 6,404/76 (“Corporations Law”).

§ Two -	When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 -

The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of 2 (two) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first call is at least 2/3 (two-thirds) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One -

Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two -

Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three -	Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four -

The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five -

The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 -	The following shall be the attributes of the Board of Directors:

a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b)             once the Management Committee and the People’s Committee (if created by the Board of Directors) are heard, to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c)              to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d) once the Management Committee is heard, to state an opinion on the management report and accounts of the Executive Officers

e) once the Audit and Risk Management Committee is heard, to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f) once the Audit and Risk Management Committee is heard, to approve the accounting criteria and practices;

g)              once the Management Committee is heard, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h)             once the Management Committee is heard, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i) to monitor and evaluate the economic and financial performance of the Company;

j) to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k)             to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l)                 subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m)         once the Management Committee is heard, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o) once the People’s Committee (if created by the Board of Directors) is heard, to appoint the Investor Relations Officer;

p)             once the Management Committee is heard, to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Clause;

p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

p.6)             to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

q) to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

r) to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 16 below;

(s)           once the People’s Committee (if created by the Board of Directors) is heard, nominate people to drive sectors or areas of the Company, as Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Executive Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)            once the Management Committee is heard, to manifest in favor or against any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)         once the Audit and Risk Management Committee is heard, define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of

OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

Clause 15 -

The Committees of the Board of Directors, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the Committees shall have an exclusive opinionative character, being that the members of the Committees shall not have any deliberative power or responsibility for the resolutions.

§ One -

Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two -

The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three -	The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 16 -	Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

a)             The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these

Bylaws.

b)             The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.

c)              The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii) the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.

Clause 17 -

The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

a) to represent the Board of Directors in dealings with other parties;

b) to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Executive Officers;

c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

d) to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 18 -	If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the

Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One -

If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two -

The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE EXECUTIVE OFFICERS

Clause 19 -

The Executive Officers shall be the Chief Executive Officer and between 4 (four) and 9 (nine) Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One -	The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two -	The members of the Executive Officers are not permitted to give personal guarantees.

Clause 20 -	In the temporary absence:

a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b)             of any other Executive Officers, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Executive Officer shall take part in all the routine activities and shall have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One -

In the event of a seat on the Executive Board becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two -

Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 21 -

The Executive Officers shall meet on convocation by the Chief Executive Officer, or by 2 (two) Executive Officers, with up to 2 (two) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One -	The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two -

Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three -

The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 22 -	The following shall be attributions of the Executive Officers:

a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

b) to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

c) to produce monthly interim financial statements and deliver them to the Board of Directors;

d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e) to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

f)               to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g)              to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h)             to inform the Management Committee in writing with a minimum of 5 (five) days’ notice, whenever any General meetings of Shareholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;

i) to open and/or close branch offices or warehouses throughout the whole of Brazil;

j) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

k) to seek continuous improvement in the organizational climate and results.

Clause 23 -

In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its Executive Officers.

§ One -

The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two -	No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three -	The Company may, subject to the terms of this Clause, be represented by a single Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

a)             in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b)             representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c)              representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

d) representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four -

Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 24 -	The following are attributions of the Chief Executive Officer:

a)             without prejudice to the terms of Clause 23 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b) to represent the Company in its public and private relationships at high level;

c) to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; e

d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e)              to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f) to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g)              to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

h) to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3)   acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole
Paragraph -	Service of process on the Company shall be valid only when served on the Chief Executive Officer and one other Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 25 -	The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One -

The investiture of the members of the Fiscal Council shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two -	In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 -

The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Shareholders a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

a) a minimum of 5% (five percent) for the Legal Reserve, until it reaches 20% (twenty percent) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

b) the amounts allocated to Contingency Reserves, if constituted;

c)              the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) 10% (ten per cent) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause;

d)             the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One -

As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two -

Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three -	For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA — Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency;

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four -	Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

§ Five -

The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 -

On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 -	Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a) declare a semi-annual dividend, on account of the annual dividend;

b)             raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half-yearly financial statements, on account of the annual dividend.

Clause 29 -

The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (Comissão de Valores Mobiliários). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 -

Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One -	For the purposes of these Bylaws:

(a) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons;

§ Two -

The OPA Shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three -	The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a) Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b) 145% (one hundred and forty five per cent) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of 24 (twenty four) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System - SELIC (or the index that replaces it) up to the time of payment.

§ Four -	The execution of the OPA mentioned in the caput of this article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five -	The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six -

In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this clause, as provided in article 120 of the Corporations Law.

§ Seven -

Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight -

The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine -

For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in item “c” of Paragraph One of this clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten -

If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven -	The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29th, 2017 and to its Successors (defined below).

§ Twelve -

For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29th, 2017.

CHAPTER VIII

SALE OF CONTROL

Clause 31 -

The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One -	For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two -

For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three -

For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four -

For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 -	The tender offer referred to in the previous clause shall be:

(a) when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b) in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 -

Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a) execute the tender offer referred to in Clause 31 of these Bylaws; and

(b) pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 -

The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER IX

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 -

The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One -

The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two -

The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three -	The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER           X

WITHDRAW FROM NOVO MERCADO

Clause 36 -

The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to art. 7, sole paragraph, and (ii) communicated to B3 in writing with at least 30 (thirty) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 -

In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within 120 (one hundred and twenty) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 -

In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of 120 (one hundred and twenty) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the clause above.

§ One -

The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two -

In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 -

The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One -	The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two -

In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three -

In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four -

In case the shareholders meeting referred to in Paragraph Three above decides that the the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 -

It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Clause 41 -

Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Fiscal Council; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One -	In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two -

The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three -	In the event that the Person does not comply with the obligations imposed by this clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER           XI

LIQUIDATION

Clause 42 -

The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER           XII

ARBITRATION PROCEEDING

Clause 43 -

The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

****

SCHEDULE VIII — INFORMATION RELATING TO SCHEDULE 20 OF ICVM 481 (WITHDRAWAL RIGHT)

1.                                     Describe the event that gave or will give rise to the withdrawal right, and its legal basis

Pursuant to articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, if the Transaction is completed, the Merger of Fibria’s Shares will entitle the holders of shares issued by Fibria that dissent from the resolution to the withdrawal right, as detailed in item 4 below.

2.                                     Inform the shares and classes to which the withdrawal right shall apply

If the Transaction is completed, the withdrawal right shall be applied to the outstanding ordinary shares issued by the Company.

3.                                     Inform the date of the first publication of the call notice of the meeting, as well as the date of communication of the material fact notice regarding the resolution that gave or will give rise to the withdrawal right

The Material Fact Notice about the resolution regarding the execution of the Protocol and Justification connected to the Merger of Fibria’s Shares, event that will give rise to the withdrawal right, was disclosed on July 26, 2018. The call notice of the Shareholders’ Meeting of the Company will be first published on August 9, 2018.

4.                                     Inform the deadline for the exercise of the withdrawal right and the date that will be considered for the purpose of determining the holders of the shares that may exercise the withdrawal right

If the Transaction is completed, the withdrawal right shall be assured to Fibria’s shareholders who uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification ([July 26, 2018]) up to the Transaction Completion Date, and do not vote for the Merger of Fibria’s Shares, abstain or do not attend the Shareholders’ Meeting, and who expressly state their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of the Shareholders’ Meeting which approves the Merger of Fibria’s Shares.

5.                                     Inform the reimbursement amount per share or, if it is not possible to determine it in advance, the management’s estimate of that amount

The amount to be paid as reimbursement to Fibria’s dissenting shareholders shall be equivalent to the shareholders’ equity value of Fibria’s share as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ Shareholders’ Meeting dated as of April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share, without prejudice to the right to prepare a special balance sheet.

6.                                     Inform how to calculate the reimbursement amount

The reimbursement amount was calculated based on the net book value per ordinary share, based on the financial statements for the fiscal year ended on December 31, 2017.

7.                                     Inform if shareholders will be entitled to request the special balance sheet

Dissenting shareholders shall be entitled to request the special balance sheet, pursuant to article 45, paragraph 2, of the Brazilian Corporation Law, since up to the date of the Shareholders’ Meeting, more than sixty (60) days from the financial statements for the fiscal year ended on December 31, 2017 will have passed, which were approved and used for the purpose of calculating the reimbursement amount indicated in item 5 above.

8.                                     If the reimbursement amount is determined by appraisal, list the experts or specialized companies recommended by the management

Not applicable.

9.                                     In the event of merger, merger of shares or merger involving controlling and controlled companies or under common control

Not applicable.

10.                              Inform the shareholders’ equity value of each share according to the last approved balance sheet

The shareholders’ equity value of each share corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share based on the balance sheet dated as of December 31, 2017.

11.                              Inform the quote of each class or type of shares to which the withdrawal right apply in the markets in which they are traded, identifying:

i.                 Minimum, medium and maximum quote of each year, in the past three (3) years

Year	Minimum Quote		Medium Quote		Maximum Quote
2017	R$	25.11	R$	36.90	R$	53.92
2016	R$	18.48	R$	29.51	R$	50.86
2015	R$	29.14	R$	45.13	R$	57.80

ii.             Minimum, medium and maximum quote of each quarter, in the past two (2) years

Quarter	Minimum Quote		Medium Quote		Maximum Quote
2Q2018	R$	64.37	R$	69.81	R$	75.00
1Q2018	R$	47.00	R$	58.22	R$	71.75
4Q2017	R$	42.85	R$	49.31	R$	53.92
3Q2017	R$	31.83	R$	37.55	R$	43.24
2Q2017	R$	27.43	R$	32.50	R$	38.82
1Q2017	R$	25.11	R$	28.76	R$	32.96
4Q2016	R$	22.68	R$	27.99	R$	33.37
3Q2016	R$	18.48	R$	21.45	R$	24.08
2Q2016	R$	21.53	R$	29.64	R$	33.50

iii.         Minimum, medium and maximum quote of each month, in the past six (6) months

Month	Minimum Quote		Medium Quote		Maximum Quote
July/2018	R$	71,40	R$	72,65	R$	74,00
June/2018	R$	70.93	R$	72.24	R$	75.00
May/2018	R$	68.74	R$	70.41	R$	72.13
April/2018	R$	64.37	R$	66.78	R$	68.81
March/2018	R$	61.44	R$	65.34	R$	71.75
February/2018	R$	53.75	R$	57.90	R$	63.09
January/2018	R$	47.00	R$	51.38	R$	56.47
December/2017	R$	43.91	R$	47.35	R$	49.35
November/2017	R$	45.17	R$	50.67	R$	53.61

iv.          Medium quote in the past ninety (90) days

Period	Minimum Quote		Medium Quote		Maximum Quote
Past 90 tradings	R$	64,37	R$	70,64	R$	75,00

SCHEDULE IX — PROPOSAL FOR THE COMPENSATION OF THE COMPANY’S MANAGERS (Item 13 of ICVM 480/2009)

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

13.          Managers’ compensation

13.1 — To describe the policy or practice of compensation of the board of directors, statutory and non-statutory board of officers, fiscal counsel, statutory committees and audit, risk, financial and compensation committees, covering the following aspects:

a.            objectives of the policy or practice of compensation, informing whether the compensation policy has been formally approved, body in charge of its approval, date of approval and, if the issuer discloses the policy, websites where the document can be visited

The Company does not have a compensation policy formally approved. In any event, the objectives and assumptions of the Company’s compensation practices are the following:

(a)                                To attract, retain and motivate the managers, providing the necessary conditions for the development and implementation of business strategies of the Company;

(b)                                To align the interests of the managers, shareholders and of the Company for the creation of value to the Company in a sustainable manner;

(c)                                 To motivate and reward individual performance of the managers, as a result of the achievement of financial and strategic goals of the Company;

(d)                                To stimulate the growth, success and the achievement of the Company’s corporate purposes and, consequently, the creation of long-term value for the Company and its shareholders;

(e)                                 To reflect the Company’s culture and values of ethics, solidity, respect, entrepreneurship and unity;

(f)                                  To provide to its managers pay levels competitive with those of selected markets;

(g)                                To provide an appropriate balance between fixed and variable compensations of short and long term, according to the culture of the Company; and

(h)                                To allow communication between managers, the Company and its employees as to the understanding and application of the compensation policy.

The basis of the Company’s compensation - fixed and variable - are maintained according to selected market researches conducted by independent external companies.

b.            composition of compensation, indicating:

(i)            description of the compensation elements and objectives of each of them

Board of Directors

The compensation of the Board of Directors of the Company is composed of only 12 monthly payments (fixed compensation). The objective of monthly fixed compensation is to provide direct compensation to the members of the Board of Directors of the Company for the services provided; recognize and reflect the value of the position internally and externally, in line with market practices, as well as to reflect the individual performance, time requirement, responsibilities, expertise, education and executive knowledge.

If the member of the Board of Directors also participates of  advisory committees, he/she shall be entitled to an additional fixed amount monthly paid. This additional amount in contemplated in the fixed compensation of the Board of Directors, provided for in item 13.2 below, under section “compensation for participation in committees”.

In line with market practices, and due to the functions and duties relating to the position, the Chairman of the Board of Directors is eligible to medical care paid by the Company, in such way that the beneficiary shall contribute exclusively with its co-participation in case of low-risk use. The other members of the Board of Directors are not entitled to the medical care benefit, or any other benefit. Also, for the year 2018, is provided that all Board of Directors members shall receive the same fixed compensation for their seat on the Board of Directors.

The additional compensation of the members of the Board of Directors that take part in advisory committees, and the additional benefit granted to the Chairman of the Board of Directors mentioned above shall be paid in return to the other functions performed.

Until August 2016, the members of the Board of Directors of the Company appointed by the shareholder BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), a signatory of the Company’s Shareholders’ Agreement entered into on October 29, 2009, and amended on October 29, 2014, did not receive any compensation for exercising of the referred office, since they waived the right to receive their respective compensation. The other members of the Board of Directors, including those appointed by Votorantim S.A., also a signatory of said Shareholders’ Agreement, and who, initially, waived the right to receive compensation as members of the Board of Directors, started to receive it as from May 2013.

However, on August 18, 2016, the members appointed by BNDESPAR started to receive compensation for their participation in the Board of Directors of the Company. Accordingly, all Board of Directors now receive compensation.

Statutory and Non-statutory Board of Officers

The total compensation of the Statutory and Non-statutory Board of Officers of the Company is composed of the following elements:

•                                         Monthly Fixed Compensation: the monthly fixed compensation of statutory and non-

statutory officers is composed by 13.33 monthly payments, which already contemplates, therefore, a part relative to  13th salary and 1/3 vacation allowance additional payment. The purpose of monthly fixed compensation is to provide direct compensation to the Company’s statutory and non-statutory officers for the services provided, and recognize and reflect the value of the position internally and externally, in line with market practices, as well as to reflect their individual performance, time requirement, responsibilities, expertise, education and executive knowledge.

•                                         Benefits: aims to complement the official social security benefits and offer greater security to Statutory and Non-statutory Officers, allowing them to keep the focus on the performance of their functions. The benefits granted are: medical care, group life insurance, supplementary pension plan, vacation, 13th salary, FGTS, Social Security, annual health check-up, and meal voucher. The benefits aim to ensure the competitiveness of compensation practices for the purpose of offering an attractive package to retain officers in key positions and to be compatible with market standards involving the performance of similar functions (for more information, see item 13.1 b III, Benefits).

Variable Compensation: aims to reward the achievement and overcoming of individual and Company goals previously established by the Board of Directors, aligned to the budget, strategic planning and market, having as purpose align the managers with the Company’s short and medium-term results (for more information, see item 13.1 b III, variable compensation and synergies awards). The Variable Compensation is composed of the short-term variable compensation, long-term variable compensation, and any other extraordinary compensation that may be granted to the statutory and non-statutory officers, as decided by the Board of Directors of the Company.

(i)                                    Short-term Variable Compensation: based on the level of achievement of the goals previously established by the statutory and non-statutory officers, and approved by the Board of Directors.

(ii)                                 Long-Term Incentive Plan: aims to reinforce levels of retention of key executives and align their interests with those of the shareholders, in the creating value through consistent and long-term results. See further information in item 13.4 below.

Fiscal Council

The Company’s Fiscal Council for the years 2015, 2016 and 2017 had their compensation based only on monthly fixed compensation and no direct or indirect benefit.

The monthly compensation of the Fiscal Council, as provided for in § 3 of article 162 of Law 6.404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each officer of the Company, not included benefits, allowances and profit sharing.

The compensation of the Fiscal Council chairman is about 36% higher than that received by other members of such body. This is result of its additional functions of preparing and presiding the Fiscal Council meetings and it is in accordance with salary market surveys requested by the Company to a company specialized in compensation of executives. In accordance with Company practices, the fixed compensation of the Fiscal Council chairman should not exceed 20% of the average monthly compensation of Company’s Officers.

It was not part of the Fiscal Council’s compensation for the practice of the duties of its members in the fiscal years of 2015, 2016 and 2017 and, is equally not provided for the fiscal year of 2018, any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or compensation based in the value of Company’s shares.

The purpose of monthly fixed compensation is to provide direct compensation to the members of the Company’s Fiscal Council for the services provided; recognize and reflect the value of the position internally and externally, in line with market practices; as well as to reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

Advisory Committees

The compensation of the members of Advisory Committees is composed of only 12 monthly payments (fixed compensation), except for the Sustainability Committee. The purpose of monthly fixed compensation is to provide direct compensation to the members of the Company’s Advisory Committees for the services provided; recognize and reflect the value of the position internally and externally, in line with market practices; as well as to reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

The compensation of the Advisory Committees did not include any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or compensation based in the value of Company’s shares.

The members of the Board of Directors who participate in the Company’s advisory committees are entitled to the additional monthly fixed compensation, as mentioned above.

Below we provide more information regarding the compensation of each Advisory Committees of the Company:

Finance Committee

It is composed only of the Company’s executives, members of the Board of Directors and other members appointed by the shareholders. All members of the Finance Committee started to receive as from May 2013.

Within the members of such Committee, one of the members has waived the right to receive compensation, and two members are permanent members of the Board of Directors, receiving a monthly fixed amount for participation in the Finance Committee, in order to complement their annual fixed compensation as members of the Board of Directors. As mentioned in item 13.1.b.i above, this additional amount regarding their participation in the Finance Committee is recorded under the heading “compensation for participation in committees.”

Personnel and Compensation Committee

Three out of the four members of the Personnel and Compensation Committee are entitled to a monthly fixed compensation.

Within the members of such Committee, one of its the members of  has waived the right to receive compensation, and one member is also a permanent member of the Board of Directors, receiving an additional fixed monthly fee for taking part in the Personnel and Compensation Committee and supplementing his/her fixed annual compensation as a member of the Board of Directors. As mentioned in item 13.1.b.i above, this additional amount for taking part in the Personnel and Compensation Committee is recorded under the heading “compensation for participation in committees”.

Sustainability Committee

The compensation of the members of this Committee is set at an annual amount that was established taking into account a forecast of three meetings to be held throughout the year. However, this value does not change if during the years there is a greater or lesser number of meetings. The compensation of the Sustainability Committee is paid in two installments.

Among the committee members who receive compensation, two members waived this right, while two members receive a specific compensation for being foreign citizens.

Innovation Committee

Five out of the six members of the Innovation Committee receive compensation, while one member has waived this right.

The four members of this Committee who are also members of the Board of Directors receive an additional monthly fixed amount for taking part in the Innovation Committee, supplementing their annual fixed compensation received as a member of the Board of Directors. As mentioned in item 13.1.b.i above, this additional amount for taking part in the Innovation Committee is recorded under the heading “Compensation for participation in Committees”.

Statutory Audit Committee — CAE

The Coordinator of the Statutory Audit Committee receives a different compensation due to the specific functions and duties performed as result of the position that occupies in this Committee. The other CAE members receive the same compensation.

(ii)          proportion of each element in total compensation for the last three fiscal years

Fiscal Year of 2017

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory and Audit Committee
Fixed Compensation (1)	100%	100%	49,4%	28%	100%	100%	100%	100%	100%
Benefits (2)	0%	0%	6,5%	16%	0%	0%	0%	0%	0%
Variable Compensation (3)	0%	0%	25,5%	36%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	18,6%	20%	0%	0%	0%	0%	0%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Fiscal Year of 2016

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers		Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory and Audit Committee
Fixed Compensation (1)	100.0%	100.0%	96.9%		47.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Benefits (2)	0.0%	0.0%	19.6%		11.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Variable Compensation (3)	0.0%	0.0%	76.2%		39.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Long Term Incentive Plan (4)	0.0%	0.0%	-92.6	%(2)	3.0%	0.0%	0.0%	0.0%	0.0%	0.0%
TOTAL	100.0%	100.0%	100.0%		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Fiscal Year of 2015

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100.0%	100.0%	11.6%	37.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Benefits (2)	0.0%	0.0%	1.9%	11.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Variable Compensation (3)	0.0%	0.0%	61.4%	31.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Long Term Incentive Plan (4)	0.0%	0.0%	25.1%	21.0%	0.0%	0.0%	0.0%	0.0%	0.0%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)                                 Fixed Compensation: Salary or Pro-labore; Compensation for taking part in Committees and Meetings; Direct and Indirect Benefits.

(2)                                 Direct and Indirect Benefits.

(3)                                 Variable Compensation: Annual Variable Bonus;

(4)                                 Long-Term Incentive Plan: Share-based compensation, as described in item 13.1(b)(i) above.

(iii)         calculation and adjustment methodology for each compensation elements

Fixed Compensation

The Company’s fixed compensation basis are maintained in accordance with selected

(2)  At the end of the fiscal year of 2015, the programs related to the Company’s shares presented high values, since the FIBR3 quotation was higher than R$ 50.00. At the end of the fiscal year of 2016, however, as the share was quoted at around R$ 30.00, there was reversal of the provision in the Company’s balance sheet, resulting a negative percentage of 93%.

market surveys conducted by independent external firms based on organizations with the same size as the Company.

The Company regularly participates in researches on total compensation for executives, conducted by specialized external consultants, and uses the results of these surveys to level the reimbursement paid to its Officers (compensations, fees and benefits) to the average compensation paid by the market.

The panel of researched companies that form the basis of the market for the Company is selected taking into account one or more of the following:

•                                         Size (revenues) similar to the Company;

•                                         Industries from different sectors, but mainly commodities producers;

•                                         National capital companies and subsidiaries of foreign companies that are leaders in their respective business segments, and

•                                         Compensation practices consistent and recognized in the market.

See below the details of the method for calculation and adjustment of the fixed compensation of our Executive Board, Board of Directors, Committees and the Fiscal Council.

Board of Officers

The review of the base-salary of statutory and non-statutory officers is made in March each year, considering the performance of the officer in question, and his/her range position and development potential.

The Personnel and Compensation Committee is responsible for definition the assumptions for adjustment of fixed compensation of the members of the Statutory and Non-Statutory Board, which will be approved by the Compensation Council and calculated and adjusted by considering the following parameters:

•                                         Market data for positions with similar responsibility obtained upon market surveys;

•                                         Individual performance of statutory and non-statutory officers, based on the evaluation system adopted by the Company;

•                                         Expertise and seniority of statutory and non-statutory officers holding the position in the Company; and

•                                         Other factors, such as executives with high potential for succession, retention risk, and specific skills and competences rarely found in the market.

Board of Directors and Advisory Committees

The monthly fixed compensation of the members of the Board of Directors and Committees of the Company may be adjusted, as decided by the Board of Directors, each two (2) years. The compensation of the Board of Directors and Committees is defined in accordance to the services provided, and as to reflect the value of the position internally and externally, in line with market practices, as well as to reflect the individual performance, time requirement, responsibilities, expertise, education and executive knowledge.

Fiscal Council

The compensation of the Fiscal Council is defined in accordance to the services provided, and to reflect the value of the position internally and externally, in line with market practices, as well as to reflect the individual performance, time requirement, responsibilities, expertise, education and executive knowledge.

Benefits

The benefits are determined and adjusted based on market practice and according to the positioning desired by the Company (average). Market data were collected through salary surveys conducted by a company specialized in compensation, hired by the Company, considering a significant and comparable group of companies taking in account their size, sector and origin of their capital.

Short-term Variable Compensation

The Variable Compensation of the Statutory and Non-statutory Board of Officers is based on the concept of profit sharing, in which there is a goal of target award (“target” or “goal 300”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The so-called “goal 500” corresponds to the “stretch” or “overcoming” goal, and results in an award 50% higher than the target award (“goal 300” or “target”).

The goals are set for financial and strategic indicators weighted in the categories of: (i) company, (ii) area, and (iii) individual goals. The indicators are reviewed annually in accordance with the Company’s business strategies. The financial targets can be the CVA (Cash Value Added), the free cash flow and EBITDA, or other financial indicator that best expresses the priorities for the year, based on the budget approved by the Board of Directors of the Company. For 2015, 2016 and 2017, and according to the estimates for 2018, the CVA and the FCF (Free Cash Flow) were defined as financial metrics. The financial goals are based on the budget approved by the Board of Directors. At the end of the financial year the achievement of goals is evaluated and the resulting awards are calculated through an average additive formula. The final award can range from 0 to 150% of the target award. The award is paid in the month of February following the financial year used as a basis for evaluating the results. This program was reviewed and approved by the Board of Directors in February 2012.

The targets used for assessing the statutory and non-statutory officers must follow the SMART criteria: Specific, Measurable, Realistic and Time-related defined for their performance and shall represent the development of the strategic plan for the year, as defined by the Board of Directors. The sum of the weights attributed to each of the targets must correspond to one hundred percent (100%).

Invested Variable Compensation

This program considers the possibility of the Company’s Statutory Board and Non-Statutory Board and General Management to opt to invest up to 30% of the amount received from their Short-Term Variable Compensation. In accordance with the program, the amount remains invested for a period of two years, and the invested amount evolves in accordance with the appreciation of the Company’s shares. Both at the time of investment and at the time of payment, the weighted average of the share in the 3 months (November to January) prior to each event will be used, and, on the date of return of the invested amount, the Company duplicates the amount of the investment.

Long Term Incentives

Through the Long-term Incentive Plan, the Company offers to the beneficiaries the option to purchase Company shares and effectively became shareholders of the Company, sharing the business achievements through the rising of  shares’ value, as well as the risks inherent to the capital market. In addition to improve the alignment between the Company and the beneficiaries, this instrument seeks to guarantee and stimulate behaviors that diminish the exposure of the Company to risks above the levels deemed prudent in our short-, medium- and long-term strategies. For further information about the Long-term Incentives, see item 13.4 below.

(iv)         reasons for the composition of compensation

Compensation of the Board of Directors

Regarding the compensation of the members of the Board of Directors, the main objectives are to attract Directors with adequate reputations and profiles, giving them the necessary conditions for the performance of their duties. The amount of the fixed compensation of the Board of Directors is set based on a market research conducted by an external, independent company, which parameters are companies of the same size of the Company, operating in Brazil, Europe and the United States. After the definition of the global compensation amounts resolved by the Annual General Shareholders’ Meeting, the individual compensation policy and the amount assigned to each member of the Board of Directors are established and approved at a meeting of said body.

Compensation of Statutory and Non-statutory Board of Officers

The composition of the compensation of the Statutory and Non-statutory Board of Officers, considering both the elements that compose it and on the weight of each element, reflects:

•                                         The competitiveness with the practice of a market comprised of selected companies, which allows to attract and retain executives with the required skills;

•                                         The possibility to associate a significant portion of total compensation to the Company’s results;

•                                         The search for a balance among the different parcels of compensation that will encourage the generation of results in short-, medium- and long-term, within moderate levels of risk, and

•                                         The possibility to balance the variable compensation of short and long term, aiming at generating annual results that will result in sustainable value creation for shareholders.

Compensation of the Fiscal Council

In what concerns the compensation of the members of the Fiscal Council, the main objectives are to attract members granting them the conditions required for the performance of their duties, with due regard for the limits defined by the regulations in effect.

Compensation of Committees

In what concerns the compensation of the members of the Committees, the main objectives are to attract members granting them the conditions required for the performance of their duties.

(v)           the existence of members not receiving compensation from the issuer and the corresponding reason for this fact

Until August 18, 2016, only one member of the Company’s Board of Directors (a representative appointed by the shareholder BNDES Participações S.A.), had not received compensation, as he/she had waived such a right. However, as from the aforesaid date, all members of the Board of Directors, including those appointed by the shareholders BNDESPAR and Votorantim S.A., started receiving compensation.

As of this date, the Company has one member of the Personnel and Compensation Committee, two members of the Sustainability Committee, and two members of the Innovation Committee that waived their right to receive compensation. For further information, see item 13.1.b above.

c.             key performance indicators that are taken into account in determining each element of compensation

Statutory and Non-statutory Officers:

•                                         The fixed compensation is adjusted annually based on market researches, Company results and individual performance, the latter referenced on specific goals, considering the factors inherent in each function;

•                                         The annual variable compensation depends on financial indicators, which can be CVA (cash value added), free cash flow and EBITDA, or another financial indicator that best expresses the year’s priorities, and are based on the budget approved by the Company’s Board of Directors. For the financial years of 2015, 2016 and 2017 and as estimated for 2018, the financial indicators (not individual) established are Cash Added Value and Discounted Cash Flow;

•                                         The long-term incentive, deferred bonus and invested variable compensation plans are directly related to the share price of the Company, i.e., its market value, in accordance with the methodologies of calculation detailed in item 13.1.b.iii above. Thus, the beneficiary’s potential gain from these programs is significantly subject to the appreciation of the shares issued by the Company in the Brazilian market, as the case may be.

The members of the Board of Directors and the Committees are eligible only to the fixed compensation, according to the market practice, not subject to the performance indicators, in such a way that the compensation should reflect individual performance, time requirement, responsibilities, experience, education and executive knowledge.

Moreover, the monthly fixed compensation of the members of the Company’s Board of Directors and Committees can be adjusted at the discretion of the board of Directors every two (2) years.

Members of the Fiscal Council are also eligible only to fixed compensation, hence with no effect from performance indicators, which are incompatible with the functions of that body. However, we wish to point out that the compensation of the Fiscal Council is in line with market practice and reflects individual performance, time requirement, responsibilities, experience, education and executive knowledge.

d.                                     how compensation is structured to reflect the evolution of performance indicators

Statutory and Non-statutory Board of Officers:

•                                         The fixed compensation can be adjusted annually based on market research, Company results and individual performance, the latter based on specific goals;

As detailed in item 13.1.b, the variable compensation of the Statutory and Non-statutory Board of Officers is based on the concept of profit sharing, in which there is an award target (“target”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated pre-set goals. The goals are set for financial and strategic indicators weighted in the categories: (i) company, (ii) area, and (iii) individual goals. Thus, the global amounts (pool) of the variable compensation are affected by the achievement of the individual goals and the area and global goals of the Company for the respective fiscal year;

•                                         The long-term incentive, deferred bonus and invested variable compensation plans are directly related to the share price of the Company, i.e., its market value.

The members of the Board of Directors, Fiscal Council and the Committees are eligible only to the fixed compensation, hence with no effect of performance indicators. However, as indicated above, the compensation of those bodies is adjusted in line with market practice, in accordance with selective market surveys by external independent companies that use organizations of the same size as the Company as their parameters.

e.                                      how the compensation practice or policy aligns the interests of the issuer of short, medium and long terms

The Company’s compensation strategy aims to attract, retain and motivate qualified professionals for the creation and implementation of business strategies adopted by the shareholders which result in the creation of sustainable value. The mechanics of the annual variable payment plan links the awards to financial metrics for growth, results and value of short and medium term. The Options Plan and Phantom Shares, on the other hand, are based on the market value of the Company’s shares, so it is directly linked to the growth of the market value of the Company, i.e., to the appreciation of shares in the long run.

Thus, the compensation practices described in item 13.1 are intended to encourage employees to seek the best return on investments and projects developed by the Company by aligning employee interests with the Company’s interest. In the short term, the Company seeks to align interests through salary and benefits package consistent with market levels. In the medium term, through the payment of bonuses and participation in the results of the Company to certain employees, seeking to reward achievement and overcoming individual and Company goals, aligned to the budget and strategic planning. Finally, in the long term, the alignment of interests will take place through the growth of the market value of the Company, i.e., through the appreciation of shares in the long run.

f.                                       existence of compensation supported by subsidiaries, direct or indirect controller or controlled companies

There is no compensation payment supported by subsidiaries, controlled companies or by direct or indirect controllers of the Company.

g.                                     existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

There is no compensation or benefit linked to the occurrence of any corporate event involving the Company, such as disposal of the Company’s controlling interest. However, as detailed in item 13.1.b, the Board of Directors may, by its own discretion, approve extraordinary awards for Statutory and Non-Statutory Officers, in view of specific goals related to major projects or certain events, if deemed applicable.

h.                                     practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Board of Officers, indicating:

(i)                                    the issuer’s bodies and committees that take part in the decision-making process, identifying how their participation occurs;

The Personnel and Compensation Committee is responsible for setting the assumptions for the annual adjustment for the Statutory and Non-Statutory Board of Officers, while the Board of Directors is responsible for approving such adjustments. Furthermore, the Personnel and Compensation Committee has responsibility for defining the strategy for positioning the compensation of the Company’s statutory and non-statutory officers in relation to the market, especially regarding fixed salaries and short and long-term incentive practices.

Besides the benefits described in 13.1.a., the Board of Directors may approve the granting of post-employment benefits as result of the termination of the exercise of the functions of the position.

Regarding the variable remuneration of the Executive Board, this is defined in accordance with the annual budget proposed by the Board of Directors.

The compensation of the Board of Directors is set by the board itself, in accordance with the proposal of the Personnel and Compensation Committee, and is approved by the shareholders at the Annual Shareholders’ General Meeting.

Lastly, irrespective of the compensation proposed by the Board of Directors, the compensation of both the Board of Officers and the Board of Directors must comply with the annual global approved at the Annual Shareholders’ General Meeting.

(ii)                                 criteria and methodology used to establish the individual compensation, indicating whether studies to verify market practices are used and, if positive, the comparative criteria and the scope of these studies;

As already mentioned in this section 13.1, the Company’s fixed and variable compensation basis reflect the selective market researches conducted by external independent companies whose parameters are organizations of the same size as the Company.

The panel of companies in the research that comprise the base of the Company’s market is selected by taking into account one or more of the following characteristics:

(a)                                similar size (invoicing) to that of the Company;

(b)                                industries in different sectors but, primarily, commodity producers;

(c)                                 Brazilian-owned companies and subsidiaries of foreign companies that are leaders in their respective business segments; and

(d)                                consistent compensation practices recognized in the market.

(iii)                              In which frequency and how the Board of Directors assesses the adequacy of the issuer’s compensation policy.

Not applicable, since the Company has no formally approved compensation policy.

13.2.                    Regarding the compensation recognized in the result of past 3 fiscal years and planned for the current fiscal year of the board of directors, the statutory board of officers and fiscal council, prepare a table with the following content:

a.                                     body;

b.                                     total number of members;

c.                                      number of remunerated members;

d.                                     compensation separated as:

i.                                        fixed annual compensation, separated as:

•                                        salary or pro-labore

•                                        direct and indirect Benefits

•                                        compensation for participation in committees

•                                        others

ii.                                    variable compensation, separated as:

•                                        bonus

•                                        profit sharing

•                                        compensation for attending meetings

•                                        commissions

•                                        others

iii.                                post-employment benefits

iv.                                 benefits motivated by the cessation of tenure

v.                                     share-based compensation, including options

e.                                      amount per body of compensation of the board of directors, statutory board of officers and fiscal council, per body;

f.                                       total compensation of the board of directors, statutory board of officers and fiscal council.

Total compensation for the fiscal year ended December 31, 2015 — Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Fixed Compensation
Base Salary (“Fixed”)	3,703,000	7,351,399.64	456,000.00	12,158,399.64
Direct and Indirect Benefits	19,301.76	1,211,975.43	n/a	1,231,277.19
Compensation per Committees	648,000	n/a	n/a	n/a
Other (d.i.)	n/a	n/a	n/a	n/a
Comments
Variable Compensation
Bonus (“Variable Compensation”)	n/a	38,910,863.78	n/a	38,910,863.78
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Others (d.ii.)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	n/a	n/a	n/a
Share-based compensation	n/a	15,931,003.04	n/a	15,931,003.04
Total	4,370,301.76	63,405,241.89	456,000.00	68,231,543.65

Total compensation for the fiscal year ended December 31, 2016 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.42	6.00	3.00	17.42
Fixed Compensation
Base Salary (“Fixed”)	3,788,133.33	8,625,485.18	456,000.00	12,869,618.51
Direct and Indirect Benefits	23,058.87	1,742,417.13	n/a	1,765,476.00
Compensation per Committees	759,334.00	n/a	n/a	759,334.00
Others (d.i)	n/a	n/a	n/a	n/a
Comments
Variable Compensation
Bonus (“Variable Compensation”)	n/a	6,789,892.88	n/a	6,789,892.88
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Others (d.ii)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	n/a	n/a	n/a
Share-based compensation	n/a	-8,252,064.51	n/a	-8,252,064.51
Total	4,570,526.20	8,905,730.67	456,000.00	13,932,256.87

Total compensation for the fiscal year ended December 31, 2017 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	9.00	6.00	3.00	18.00
Fixed Compensation
Base Salary (“Fixed”)	4,706,003.47	11,697,020.72	542,700.00	16,945,724.19
Direct and Indirect Benefits	34,704.23	1,539,688.54	n/a	1,574,392.77
Compensation per Committees	1,066,000.00	n/a	n/a	1,066,000.00
Others (d.i)	n/a	n/a	n/a	n/a
Comments	Others: refers to employers’ social security contributions, as specified in CIRCULAR LETTER/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in CIRCULAR LETTER/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in CIRCULAR LETTER/CVM/SEP/No. 02/2018
Variable Compensation
Bonus (“Variable Compensation”)	n/a	6,041,664.88	n/a	6,041,664,88
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Others (d.ii)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	0.00	n/a	0.00
Share-based compensation	n/a	4,400,016.93	n/a	4,400,016.93
Total	5,806,707.70	23,678,391.07	542,700.00	30,027,798.77

Total estimated compensation the current year — December 31, 2018 — Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Total number of members	9.00	5.33	3.00	17.33
Number of members receiving compensation	9.00	6.33	3.00	17.33
Fixed Compensation
Base Salary (“Fixed”)	4,824,004.00	33,788,031.00	588,000.00	39,200,035.00
Direct and Indirect Benefits	39,204.23	1,141,817.77		1,181,022.00
Compensation per Committees	1,155,000.00	n/a	n/a	1,155,000.00
Others (d.i)	1,195,800.77	9,466,126.23	117,600.00	10,779,527.00
Comments	Other: refers to employers’ social security contributions, as specified in CIRCULAR LETTER/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in CIRCULAR LETTER /CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in CIRCULAR LETTER/CVM/SEP/No. 02/2018
Variable Compensation
Bonus (“Variable Compensation”)	n/a	27,371,216.00	n/a	27,371,216.00
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Others (d.ii)	n/a	3,606,634.00	n/a	3,606,634.00
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	5,011,425.00	n/a	5,011,425.00
Share-based compensation	n/a	38,375,274.00	n/a	38,375,274.00
Total	7,214,009.00	188,760,524.00	705,600.00	126,680,133.00

Note:

Total number of members: Total number of members corresponding to the annual average number of each body ascertained on a monthly basis, to two decimal places.

Number of members receiving compensation: number of officers and directors assigned compensation recognized in income result of the year, corresponding to the annual average number of members of each body receiving compensation, ascertained that they effectively receive compensation.

Share-based compensation: In this item are considered the compensations based on the Phantom Share Plan 2017 and the Option Plan. Regarding the Option Plan, the Company understands that the amounts included in this item should not be considered as compensation, since the shares are acquired by its executives. Thus, the inclusion of such amounts is only intended to meet a CVM requirement and it should not be considered for labor, tax, and social security purposes.

13.3 -                Regarding the variable compensation in the past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board of officers and fiscal council, prepare a table with the following content.

a.                                     body

b.                                     total number of members

c.                                      number of members receiving compensation

d.                                     regarding bonuses:

i.                                        minimum amount set in the compensation plan

ii.                                    maximum amount set in the compensation plan

iii.                                amount provided for in the compensation plan, if the established targets are met

iv.                                 amount effectively recognized in the income result of the last 3 fiscal years

e.                                      regarding profit sharing:

i.                                         minimum amount set in the compensation  plan

ii.                                     maximum amount set in the compensation  plan

iii.                                 amount provided in the compensation  plan, if the established targets are met

iv.                                  amount actually recognized in the income of the last 3 fiscal years

The g tables below present information on the variable compensation of the Company’s Statutory Board of Officers: (i) recognized in the income result for the years ended December 31, 2015, 2016, and 2017, considering the number of members to which variable compensation was effectively paid; and (ii) expected for the current fiscal year.

We also highlight that the members of the Company’s Board of Directors and Fiscal Council did not receive, in the last three fiscal years, and will receive, in the current year, variable compensation.

Variable compensation — fiscal year ended December 31, 2015

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	0.00	6.00	0.00	6.00
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	26,184,483.67	n/a	26,184,483.67
Amount set in the plan if the goals had been met (“target amount”)	n/a	22,972,461.69	n/a	22,972,461.69
Amount effectively recognized in the fiscal year	n/a	38,910,863.78	n/a	38,910,863.78
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount effectively recognized in the fiscal year	n/a	n/a	n/a	n/a

Variable compensation — fiscal year ended December 31, 2016

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	0.00	6.00	0.00	6.00
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	32,691,210.00	n/a	32,691,210.00
Amount set in the plan if the goals had been met (“target amount”)	n/a	27,894,158.90	n/a	27,894,158.90
Amount actually recognized in the year	n/a	6,789,892.88	n/a	6,789,892.88
Profit sharing
Minimum amount set in the Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount effectively recognized in the fiscal year	n/a	6,789,892.88	n/a	6,789,892.88
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount effectively recognized in the fiscal year	n/a	n/a	n/a	n/a

Variable compensation — fiscal year ended December 31, 2017

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	0.00	6.00	0.00	6.00
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	23,249,903.78	n/a	23,249,903.78
Amount set in the plan if the goals had been met (“target amount”)	n/a	20,561,332.95	n/a	20,561,332.95
Amount effectively recognized in the result for the fiscal year	n/a	6,041,664.88	n/a	6,041,664.88
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount effectively recognized in the result for the fiscal year	n/a	n/a	n/a	n/a

Variable compensation estimated for the current fiscal year (2018)

	Board of Directors	Statutory Board of Officers	Fiscal council	Total

Number of members	9.0	5.33	3.0	17.33
Number of members receiving compensation	0.0	5.33	0.0	5.33
Bonus (“Variable Compensation”)	—	—	—	—
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	27,371,216.00	n/a	27,371,216.00
Amount set in the plan if the goals are met (“target amount”)	n/a	22,732,129.00	n/a	22,732,129.00
Profit sharing	—	—	—	—
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals are met (Target Amount - policy)	n/a	n/a	n/a	n/a

Calculation of Members takes into consideration the annual average number of members receiving compensation from each body, ascertained on a monthly basis.

Note: Recognition in income of a variable compensation amount exceeding the “maximum amount set in the Plan” results from (i) established goals being exceeded; and (ii) the volatility of the Company’s shares in the period, given that the price of the shares is one of the components of the metrics adopted.

13.4 - Regarding the share-based compensation plan of the board of directors and statutory board of officers in force in the last fiscal year and estimated for the current fiscal year, describe:

a.                                     general terms and conditions

General Plan for the Granting of Stock Options issued by the Company (“Option Plan”)

The Option Plan, approved by the Company’s Extraordinary Shareholders’ Meeting held on April 25, 2014, is based on the concept of stock options. The Option Plan’s main goal is to offer to selected executives of the Company the opportunity to purchase shares issued by the Company, thus becoming shareholders and sharing the creation of generated value.

The purpose of the Option Plan is to align the interests of executives with those of the Company and its shareholders. Therefore, the executive is stimulated to reach and exceed their targets, as well as implementing actions that add value to the Company and are reflected in the appreciation of its shares on the market.

It is important to mention that, in the same way that the executives eligible for the Option Plan are entitled to share the success of the Company, they will also be exposed to the risks inherent in the business and the capital markets and there is no guarantee of gains, and beneficiaries may even incur losses.

Members of the Statutory  and Non-Statutory Board of Officers of the Company and executives at management level could be elected as beneficiaries of stock options grants, in accordance with the Option Plan (“Beneficiaries”).

The Company’s Board of Directors, within the limits defined in the Annual Shareholders’ Shareholders’ Meeting, powers to take all necessary and adequate measures for managing the Option Plan, including: (a) granting options and creating and application of specific rules for each granting of options, subject to the terms of this Option Plan; (b) electing the Options Plan’s Beneficiaries and authorizing the granting of stock options in their behalf, defining all the conditions of the options granted, as well as changing these conditions as necessary to align the options with the legal provisions, rules or regulation posteriorly in force; and (c) issuing new Company’s shares within the authorized capital limit and/or disposing of treasury shares to meet the exercise of the stock options granted under the terms of the Option Plan.

Accordingly, the Board of Directors of the Company shall determine the Beneficiaries to whom the stock options plan shall be granted in accordance with the Option Plan. The number of shares that may be acquired through the exercise of each option, the exercise price of each option, respected the average price of Company shares weighted by volume during the 90 days immediately prior to the date of granting of the option and payment conditions, terms and conditions for the exercise of each option, rules imposing the retention of the shares held by the Beneficiaries after the exercise of option, and any other conditions related to such options, always with due regard for the rules provided for in the Options Plan.

The stock options granted in accordance with the Option Plan may grant rights to acquire a number of shares not exceeding 1.5% of the shares issued by the Company, provided that the total number of shares issued or to be issued in accordance with the Options Plan is always within the limit of the Company’s authorized capital.

Shares corresponding to the options that are canceled, expired or forfeited, for any reason, shall not be counted for the purposes of the 1.5% limit described above and, therefore, shall be made available again for granting in accordance with the Option Plan.

With the purpose of satisfying the exercise of stock options granted in accordance with the Option Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the limit of authorized capital; or (b) sell treasury shares.

The exercise of the option shall be subject to a grace period of at least 36 months, counted as from the date of granting. The maximum term for exercise of the options shall also be 36 months counted as from the date of termination of the grace period, after which the options which are not exercised shall expire.

The Board of Directors may determine the suspension of the right to exercise the options, whenever there are situations that, in accordance with the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

No Beneficiary shall enjoy any of the rights and privileges of a shareholder of the Company until his/her option is duly exercised in accordance with the Option Plan and the respective option agreement. No share shall be delivered to its holder as a result of the exercise of the option unless all legal and regulatory requirements have been fully complied.

The effects of the Option Plan are retroactive to the start of the fiscal year 2014, and may be canceled at any time on the decision of the Shareholders’ Meeting The end of the effectiveness of the Options Plan will not affect the effectiveness and validity of the options granted up to that date, and that are still in force in accordance with the Option Plan.

Phantom Share Plan 2013

Until December 31, 2013, the Company’s Long-Term Incentive Plan was based solely and exclusively on phantom stock options (“Phantom Share Plan 2013”). The Phantom Share Plan 2013 remained in force until December 31, 2013 and based on the future appreciation of the Company in the long term, based on the variation of shares on the stock exchange. Yearly the Board of Directors, advised by the Personnel and Compensation Committee, could create new grants of the plan (“Programs”), classifying the eligible Officers, the number of options granted and the amounts involved. At each grant, the Board of Directors established a minimum share appreciation target.

The amount of the option exercise was based on the average price per share on the stock exchange within 3 months prior to the date of grant. In order to exercise their options, the executive should observe a grace period of three years, during which they would remain in the Company, and upon deciding to exercise the options, up to a maximum of five years after the grace period, they should formally make a request to the Company in this regard, which shuld pay the amount due if the option had value as result ed of the minimum appreciation target set upon the granting of the share. After the grace period, the executive would have five additional years to exercise their options.

At this date, all Phantom Share Plan 2013 Program options have already been exercised, and the aforementioned terms were complied with. Accordingly, this plan is herein referred to for context purposes, since the last exercise period took place in 2016.

Plan for granting rights on appreciation of the shares issued by the Company (“Phantom Share Plan 2017”)

Approval was given at the Company’s Special Shareholders’ Meeting held on April 28, 2017 for the “Regulation of the Plan for Granting Rights on Appreciation of the Price of Shares issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), which became effective at the approval date and will remain in force for ten (10) years, provided that it can be cancelled or terminated by the Annual Shareholders’ General Meeting or suspended or amended and terminated at the discretion of the Board of Directors.

We emphasize that the Board of Directors may not amend the provisions related to eligibility to the plan or change or terminate the plan without the beneficiary’s authorization or amend or adversely affect any of the rights or obligations defined in the adhesion contracts. These are, therefore, the Beneficiaries’ vested rights.

Similarly to the Phantom Share Plan 2013, the new plan refers to the granting of a financial award based on the Company’s long-term appreciation, based on the variation of the share price on a stock exchange. Consequently, over the term of the plan, the Company shall grant rights on the appreciation of the shares to the beneficiaries, which are both members of the Statutory and Non-Statutory Board of Officers, and the management-level executives selected by the Board of Directors to participate in the plan.

On an annual basis, the Board of Directors, advised the Personnel and Compensation Committee may set new grants of rights on the appreciation of shares, determining the eligible Beneficiaries, the number of shares granted and the amounts involved. At each grant, the Board of Directors shall define a minimum share appreciation target.

From then on, in case the Beneficiaries meet the requirements and conditions defined for the Phantom Share Plan 2017 and have maintained their relationship with the Company over the 5-year maturity period as of the respective date of grant, they shall then be entitled to ordinary compensation, which is only contingent on their remaining in the Company and, where applicable, to the supplementary compensation, which is based on the Company’s share appreciation goals, both computed using the formulas provided for by the Phantom Share Plan 2017.

The Phantom Share Plan 2017 replaced and simultaneously canceled, as from its approval date, the Options Plan approved by the Company’s Extraordinary Shareholders’ Meeting of April 25, 2014. The end of the Option Plan, however, should not affect the efficacy of the options already granted based on that Option Plan 2014, and which are still in force and effect, which should continue to remain so and are governed by the provisions in the Option Plan and in the respective option agreements.

In view of the approval of the Phantom Share Plan 2017, the Company will henceforth refer in this section 13.4 to the Options Plan and the Phantom Share Plan 2017.

b.                                     main objectives of the plan

Option Plan

The main objectives of the Option Plan are the following:

i.                                         To attract, retain and maintain certain members of the Statutory and Non-Statutory Board of Officers and executives at management level of the Company;

ii.                                      To offer to the Beneficiaries the opportunity to become shareholders of the Company, thus sharing part of its value creation and success, as well as risks inherent to the business and the capital markets, obtaining, as a consequence, a better alignment of their interests with the interests of the shareholders; and

iii.                                   To stimulate the expansion, success and attainment of the Company’s corporate objectives and, therefore, the long-term creation of value for the shareholders.

Phantom Share Plan 2017

The main objectives of the Phantom Share Plan 2017 are the following:

•                                         To align the interests of the beneficiaries with those of the Company and its shareholders, biding a portion of the beneficiaries’ compensation to the Company’s performance and generation of value to its shareholders.

•                                         To enable the Company to attract and retain the Beneficiaries as its statutory officer or, as the case may be, non-statutory management-level executives; and

•                                         Stimulate the Company’s growth, success and achievement of its and, consequently, the creation of long-term value for the Company and its shareholders.

c.                                      how the plan contributes to these objectives

Option Plan

The objective of promoting better alignment of interests is achieved by providing the Beneficiaries with the opportunity to become shareholders of the Company. In this regard, it is intended that the Beneficiaries participating in the Option Plan undertake achieving the Company’s long-term objectives and generating value by: (i) making their decisions in order to generate value for the shareholders and the Company; and (ii) basing their actions on compliance with the Company’s strategic objectives and growth plans.

In addition, the Options Plan contributes to the retention of executives, given the minimum grace period of thirty-six months for the exercise of the options. In case of voluntary termination, the director loses the right to options that are not yet exercisable.

Phantom Share Plan 2017

The plan to grant rights on appreciation of the Company’s shares contributes to the alignment of interest by biding a portion of the Beneficiaries’ compensation to the Company’s performance and generation of value to shareholders, thus participating, together with the other shareholders, in the appreciation of the shares, being subject to the same risks to which the Company is exposed.

Therefore, as with the Options Plan, this plan seeks to make the Beneficiaries of the Phantom Share Plan 2017 committed to the Company’s long-term objectives and to the generation of value during this period by: (i) making their decisions having in mind the generation of value for the shareholders and the Company; and (ii) basing their actions on compliance with the Company’s strategic objectives and growth plans.

The portion granted to each beneficiary of the plan is divided into two parts, and the reference common shares covered by the right to appreciation of shares are exclusively related to the beneficiary retention under the plan for the 5-year maturity period. The supplementary reference shares covered by the right to appreciation of shares are related to the appreciation of the Company’s FIBR3 shares traded at B3. Accordingly, the Company expects that the beneficiaries have strong incentives to effectively commit to generating value and performing their tasks aligned with the shareholders’ interest, strategic objectives and our growth plans, thus maximizing our profits. In this way, it is expected that the participants seek to contribute to the generation of long-term value, to the extent that their gains will depend on their staying with the Company in the long-term and on the appreciation of the Company’s FIBR3 shares traded at B3.

d.                                     how the plan is included in the compensation policy of the issuer

Option Plan

The Option Plan is part of the long-term compensation strategy of the statutory officers, non-statutory officers, and part of the executives at management level, contributing to the total compensation of the Company’s management and employees.

The Stock Option Plan, however, does not make up the basis of compensation for labor, tax and social security charges purposes, provided that any taxation on the beneficiary’s capital gains upon disposal of shares will be borne solely by the beneficiary.

Phantom Share Plan 2017

The Phantom Share Plan 2017 is part of the long-term compensation strategy for the members of the Company’s statutory and non-statutory management, as well as executives at management level appointed by the Board of Directors, contributing to their total compensation.

As provided for in the Phantom Share Plan 2017, upon compliance with the requirements and conditions established, the Beneficiary will be granted the right on appreciation of shares, thus being entitled to receive compensation related to the reference shares covered by such right, with due regard for the respective maturity term.

e.                                      how the plan aligns the interests of management and of the issuer in the short, medium and long terms

Option Plan and Phantom Share Plan 2017

Considering the main objectives of the Stock Option Plan and the Phantom Share Plan 2017  listed in item “b” above, the Company believes that both are instruments encouraging their Beneficiaries to seek sustainable results that create value to the Company over the time.

Upon implementation of these compensation strategies, the Company seeks to stimulate improvement in management and maintenance of key executives in the Company, aiming at gains resulting from the commitment to the long-term results. In the medium term, improvement of the Company’s results and appreciation of its shares maximize the gains of the Beneficiaries, encouraging them to continue working in the Company. In the short term, compliance with the Company’s goals and achievement of the annual results expected mean alignment between the interests of the Company and the interests of the Beneficiaries.

Finally, and also in the long term, the Stock Option Plan establishes a grace period of at least 36 months for the Beneficiary to exercise the options to which it is entitled, making it, at this point, an instrument to attract the loyalty of these executives, in addition to setting a common interest between the Company and its executives, so as to grow the Company’s operations. Similarly, the Phantom Share Plan 2017 sets a 5-year maturity term, during which the Beneficiary should maintain its relationship with the Company in order to be granted the rights on appreciation of shares.

f.                                       maximum number of shares covered

Option Plan

The stock options granted could confer purchase rights on a number of shares not exceeding 1.5% of the Company’s shares, that is, 8,309,020 common shares provided that the total number of shares issued or likely to be issued under the Stock Option Plan is always within the Company’s authorized capital limit. To this date, none of the options granted to Statutory Officers have been canceled, expired or lapsed.

Phantom Share Plan 2017

Because it refers to a phantom share program, there is no maximum number of shares covered by the plan at this time, given that this plan refers to a cash award based on the appreciation of the Company’s shares in relation to an individual amount per reference share predefined by the program for a certain period of time. The maximum number of shares is set based on a percentage of the capital upon each grant. The plan does not provide for the effective trading (purchase and sale) of shares; therefore, there are no restrictions on their transfer.

g.                                     maximum number of options to be granted

Option Plan

While its in force and effect, the options granted should comply with the maximum limit of 1.5% of the Company’s total capital stock, representing 8,309,020 common shares issued by the Company.

Phantom Share Plan 2017

The granting of right to appreciation of shares will observe the annual limit, expressed in reference shares equivalent to 0.1% (one tenth percent) of the Company’s capital stock upon the grant and, in any circumstance over the term of the plan, to the global limit of 1% (one percent) of the Company’s capital stock upon each grant.

h.                                     conditions for acquisition of shares

Options Plan

While the Stock Options Plan is in effect, the Company’s Board of Directors determined the Beneficiaries to whom the stock options would be granted, the number of shares that could be acquired through the exercise of each option, the exercise price of each option and the payment terms, the terms and conditions of exercise of each option, periods of restriction on the disposal of shares resulting from the exercise of options and any other conditions related to these options.

The stock options was be granted upon execution of agreements for granting of options between the Company and the Beneficiaries, and such agreements, without prejudice to other conditions determined by the Board of Directors, specified: (a) the number of shares the Beneficiary would be entitled to purchase or subscribe with the exercise of the option and the price per share; (b) the initial grace period during which the option could not be exercised and the deadlines for the total or partial exercise of the option and regarding which the rights arising from the option will expire; and (c) payment terms.

Option agreements were individually prepared for each Beneficiary, and the Board of Directors may establish different terms and conditions for each, without being required to apply any equality or analogy rule between the Beneficiaries, even if they are in similar or identical situations.

The exercise of the option will be subject to compliance with a grace period of at least 36 months as from the date of grant.

If the options are not exercised within 36 months after the date of termination of the grace period, the Beneficiary will lose the right to exercise her/his respective options.

The Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Option Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

Phantom Share Plan 2017

During the term of the Plan, the Company’s Board of Directors shall appoint the Beneficiaries to whom the rights on appreciation of shares will be granted, thus entitling them to receive compensation related to the reference shares covered by the right to appreciation of shares, provided that the 5-year term as of the granting date is respected.

The adhesion contracts shall reflect the total number of common and supplementary reference shares covered by the right to appreciation of the shares granted to each of the beneficiaries; the maximum number of reference shares covered by the right to appreciation of shares will be set by the Company’s Board of Directors.

In the event that the Beneficiary leaves due to dismissal or termination of his employment contract with or without cause, resignation or dismissal from his position, retirement, permanent disability or death, the rights granted to such beneficiary in relation to the plan may be extinguished or amended, with due regard for the provisions of the plan.

i.                                        criteria for determining the acquisition or exercise price

Option Plan

The Board of Directors set the exercise price of the options granted under the Stock Option Plan, subject to the average price of the Company’s shares weighted by volume over the last 90 days immediately preceding the date the option was granted.

The exercise price will be paid by the Beneficiaries in cash, subject to the terms and conditions established by the Board of Directors in each Option Agreement.

In so far as the exercise price is not fully paid, the shares acquired through the exercise of options under the Stock Option Plan may not be disposed of to third parties, except with the prior authorization of the Board of Directors, in which case the proceeds will be used primarily to settle the Beneficiary’s debt to the Company.

Phantom Share Plan 2017

The Board of Directors shall elect the Beneficiaries of the Phantom Share Plan 2017, as well as the dates to grant the rights on appreciation of shares to the Beneficiaries, and the number of reference shares covered by the right to appreciation of shares to be granted to each Beneficiary, always observing the limits described below.

The granting of the right to appreciation of shares shall observe the annual limit, expressed in reference shares covered by the right to appreciation of shares, equivalent to 0.1% (one tenth per cent) of the Company’s capital stock at the granting date, and in any case over the term of the plan, to the global limit equivalent to 1% (one percent) of the Company’s capital stock at the date of each granting of rights to appreciation of shares.

We emphasize that, for the purpose of checking the annual limit and the global limit, at each granting of rights to appreciation of shares, an individual value per reference share should be assigned, corresponding to the weighted average of the closing values of the trading of Company’s shares at B3 in September, October and November of the fiscal year ended immediately prior to the fiscal year in which the rights to appreciation of shares in question are granted.

j.                                        criteria for determining the exercise period

Options Plan

The options may be exercised wholly or partially during the term and for the periods set out in the respective option agreements, in accordance with the criteria established by the Board of Directors.

Under the Stock Option Plan, the grace period is 36 months and was determined to encourage the retention of potential beneficiaries in the long term, and in order to minimize the impact that a change in key management and holders of strategic positions may have on the Company’s business. The maximum exercise period for the options will be 36 months as from the date of termination of the grace period.

Phantom Share Plan 2017

Under the terms of the Phantom Share Plan 2017, the maturity period is 5 years. After this period, the beneficiaries are entitled to be paid ordinary compensation corresponding to the amount related to the reference shares attributed to the beneficiary and calculated using the formula of the Phantom Share Plan 2017. For supplementary compensation, in addition to the need for observing the maturity term mentioned above, the beneficiary is subject to an adjustment resulting from the application of multipliers, whose objective is to subject any payment of supplementary compensation to the appreciation of the price of the Company’s FIBR3 share traded at B3.

k.                                     settlement form

Option Plan

The options granted under the Stock Options Plan will be settled by delivery of the Company’s shares. The Beneficiary willing to exercise her/his stock options must notify the Company in writing of her/his intention to do so and indicate the number of shares they wish to purchase.

The Company shall inform the Beneficiary, within three business days of receipt of the notification referred to above, the exercise price to be paid based on the number of shares informed by the Beneficiary, and the Company’s management will be in charge of taking all necessary steps to formalize the acquisition of shares under the exercise. The option will be paid by the Beneficiaries in cash, subject to the terms and conditions established in the respective option agreement.

In order to satisfy the exercise of stock options under the Stock Options Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of authorized capital or dispose of treasury shares.

As from the date of transfer of shares to the Beneficiary, the beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to an equation shown in the Stock Option Plan, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise, in accordance with the following formula:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

Phantom Share Plan 2017

The Phantom Share Plan 2017 shall remain effective for 10 years as from its approval date. Upon compliance with the plan conditions, and observing the 5-year term, the beneficiary will be paid ordinary compensation, computed in accordance with the following formula:

Where:

ROrdinária	refers to the amount in domestic currency to which the Beneficiary is entitled as Ordinary Compensation in relation to his/her Right to Appreciation of shares.

PLiquidação

refers to the weighted average of the closing prices of the Company’s FIBR3 share at B3’s trading session from September to November of the year immediately prior to the year of the Settlement Date. For clarification purposes, in case rights are granted in the year 2018, calculation of the weighted average provided for herein will use the closing trading prices of the Company’s FIBR3 share from September to November 2022, with Settlement Date in 2023.

AROrdinária	refers to the number of Reference Shares covered by the Beneficiary’s right to appreciation of shares at Settlement Date(3).

ARAdicional	refers to the number of additional reference shares added to the Ordinary Compensation in view of the adjustment provided for in Section 5.4 of the Phantom Share Plan 2017.

The Beneficiary may also be paid supplementary compensation in case the multiplier determined in accordance with the calculation of the appreciation of the Company’s FIBR3 share is not less than or equal to zero The Supplementary Compensation is computed using the following formula:

M =	TSR
TRE

Where:

M

refers to the multiplier that must be applied to the number of Supplementary Reference Shares covered by the Right to Appreciation of Shares granted to the Beneficiary for calculation of the Supplementary Compensation occasionally payable to the Beneficiary, limited to 2 (two), even if the amount of the formula above is higher. Also, for clarification purposes, the multiplier may be equal to or lower than zero, and in this case the Beneficiary is not entitled to be paid any amount as Supplementary Compensation(4).

TSR	refers to the Company’s TSR applicable to the respective Maturing Period.

TRE	refers to the Expected Return Rate applicable to the Maturing Period.

(3)  Any and all amount paid to the Company’s shareholders during the Maturity Period in the capacity of dividends or interest on equity capital shall reflect the increase in the number of total Reference Shares for the purposes of the calculation of the Ordinary Compensation in a total amount of additional Reference Shares calculated in accordance with the  the formula described in section 5.4 of the Phantom Share Plan 2017, provide that the number of Additional Shares will not be considered a new granting of the Right to Appreciation of Shares and, therefore, they are not subject to the Annual and to Global limits determined in the Phantom Share Plan 2017.

(4)  In case the multiplying amount determined in accordance with provided in the formula turns to be equal to or lower than zero, the Beneficiary will not be paid any Supplementary Compensation due to verification of a multiplier equal to or lower than zero will not impair the receipy of Ordinary Compensation by the same Beneficiary.

And,

RComplementar = PLiquidação x ARComplementar x M

Where:

RComplementar	refers to the amount, in domestic currency, that the Beneficiary will be paid as Supplementary Compensation related to the right to appreciation of shares.

PLiquidação

refers to the weighted average of the closing prices of FIBR3 share at B3’s trading sessions from September to November of the year immediately prior to the Settlement Date. For clarification purposes, if the right is granted in 2018, the closing prices of FIBR3 share from September to November 2022 will be used for calculation of the weighted average, with Settlement Date in 2023.

ARComplementar	refers to the number of Supplementary Reference Shares covered by the right to appreciation of shares at Settlement Date.

M

refers to the multiplier computed in accordance with the formula indicated in Section 5.5 of the Phantom Share Plan 2017, which must be applied to the number of Supplementary Reference Shares covered by the right to appreciation of shares granted to the Beneficiary for calculation of any Supplementary Compensation occasionally due to the Beneficiary, limited to 2 (two), even if the value of the formula mentioned in Section 5.5 of the Phantom Share Plan 2017 is higher. Also, for clarification purposes, the multiplier may be equal to or lower than zero; and in this case the Beneficiary will not be entitled to be paid any amount as Supplementary Compensation, as determined in Section 5.7 of the Phantom Share Plan 2017.

In both cases, for payment of compensation, the Company shall provide the Beneficiary with the calculation memory and the supporting documentation used for determining the ordinary and supplementary compensation amount, as the case may be. This compensation can be paid until the last day of the fiscal year of expiration of the maturity term through wire transfer (TED) to the Beneficiary’s checking account.

l.                                        restrictions on transfer of shares

Option Plan

The Beneficiaries of the Stock Option Plan are subject to rules restricting the use of privileged information applicable to listed companies in general, including prohibitions on trading included in CVM Instruction No. 358 of January 3, 2002.

In addition, the Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum sections set out in the Stock Option

Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

During the period of one year from the option exercise date, the Beneficiary may not sell and/or offer to sell a number of shares calculated according to the formula below:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

The options granted, as well as the shares acquired by the Beneficiary, if subject to the restriction period, may not be disposed of or encumbered in any way, directly or indirectly, by the Beneficiaries, unless the Board of Directors previously approves the intended disposal or encumbrance.

As from the date of transfer of shares to the Beneficiary, the Beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to the equation described above, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise.

In addition, in so far as the option is not paid, the shares acquired through the exercise of the option under the Stock Options Plan may not be disposed of to third parties, except with the prior express consent of the Board of Directors, in which case the sales proceeds will be primarily allocated to settle the Beneficiary’s debt to the Company.

Phantom Share Plan 2017

This item is applicable to the Company’s Phantom Share Plan 2017, given that the plan consists of a cash award based on appreciation the Company’s shares in relation to an individual value per reference share determined by the program in a certain period of time. That is, the plan does not provide for effective trading (purchase and sale) of shares; therefore, there are no restrictions on their transfer.

m.                                 criteria and events that, when occurring, will cause the suspension, modification or termination of the plan

Option Plan

The Board of Directors may determine the suspension of the right to exercise the options granted under the Stock Options Plan whenever there are situations that, under the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the Stock Options Plan, provided that it does not change its basic principles, or affect the vested rights of the Beneficiaries.

Any significant legal change regarding regulation of corporations and publicly-held companies, the labor legislation and/or the tax effects of a stock options plan may lead to a complete review of the Stock Option Plan.

The Stock Option Plan became effective on January 1, 2014 and remained effective until April 28, 2017, the date of approval of the Phantom Share Plan 2017, which canceled and replaced the Option Plan as of that date. It is worth mentioning that the expiration of the effective term of the Stock Option Plan did not affect the effectiveness of the shares still in force, which were granted based on this plan.

Phantom Share Plan 2017

The Phantom Share Plan 2017 will remain effective for ten (10) years, and it can be cancelled or terminated by the annual shareholders’ general meeting or also suspended or changed at any time by the Board of Directors, provided that it does not change the provisions related to eligibility for participation in the Plan or amend or adversely affect any right or obligation established in the adhesion contracts. These are, therefore, the Beneficiaries’ vested rights.

The Phantom Share Plan 2017 will be automatically terminated by the end of the 10-year term, in case of the Company’s dissolution or liquidation, or in case of extinction by decision of the Company’s annual shareholders’ general meeting. Any amendment to or termination of the Phantom Share Plan 2017 approved by the Company’s shareholders will not depend on the consent of the beneficiaries.

It is worth highlighting that the end of the Phantom Share Plan 2017 effective period will not have any impact on the effectiveness of the rights to appreciation of the Company’s shares granted based on the plan.

n.                                     effects of the dismissal of a manager of the bodies of the issuer on its rights under the share-based compensation plan

Options Plan

In the event of dismissal of the Beneficiary voluntarily of for termination of the employment contract, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to it under the Stock Options Plan may be terminated or modified, subject to the following:

1.                                     If, at any time during the effectiveness of the Stock Options Plan, the Beneficiary:

(a)                                leaves the Company voluntarily, resigns from its office, terminates its employment contract or resigns from its office as manager: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of dismissal shall be automatically terminated by operation of law regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(b)                                is dismissed from the Company voluntarily or for termination of the employment contract without cause, or removal from office for any reason, or optional retirement: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of termination may be exercised in proportion to the grace period already lapsed, within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(c)                                 leaves the Company due to retirement, according to the rules provided for in Funsejem plan - Senador José Ermírio de Moraes Foundation, or permanent disability: (i) the rights not yet exercisable in accordance with the option agreement on the date of dismissal shall become automatically exercisable, and the grace period is brought forward; and (ii) the rights already exercisable in accordance with the option agreement on the date of dismissal will remain unchanged and may be exercised as usual under the agreement;

(d)                                leaves the Company due to death: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of death will be automatically exercisable by bringing the grace period forward, and the Beneficiary’s legal successors and heirs may exercise the respective stock options, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of death may be exercised by the Beneficiary’s legal successors and heirs, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification.

If at any time during the term of the Stock Option Plan, the Beneficiary is terminated for cause, all unexercised options will forfeit without indemnification, even if the grace period has been fulfilled.

For the purposes of the Stock Options Plan, “Cause” means the violation of duties and obligations under the applicable law, the Bylaws, the Stock Options Plan, as well as those provided for in labor legislation, in case the Beneficiary is an employee.

Phantom Share Plan 2017

In case the Beneficiary leaves the Company before maturity term:

(a)                                due to resignation or being termination with cause, the beneficiary’s right to appreciation of the Company’s shares will be automatically and fully extinguished, irrespective of prior notice or indemnification;

(b)                                in case the beneficiary voluntarily leaves the company after staff restructuring, demotion or transfer involving the Beneficiary, the right to appreciation of shares can only be extinguished after one (1) year;

(c)                                 in case of termination without cause, the Beneficiary will be paid compensation proportional to the full monthly periods he/she remained with the Company; and

(d)                                in case of retirement, death or permanent disability, the Beneficiary (or, in case of death or permanent disability, his/her heirs and legal successors) shall remain entitled to the right to appreciation of shares and, therefore, they shall be paid full compensation computed in accordance with the terms of the Phantom Share Plan 2017.

13.5.                     Regarding share-based compensation recognized in the result for the past 3 fiscal years and the one planned for the current fiscal year by the board of directors, and statutory board of officers, prepare a table with the following content

a.                                      body

b.                                      total number of members

c.                                       number of members receiving compensation

d.                                      regarding each grant of options to purchase of shares:

i.                                         date of grant

ii.                                     quantity of options granted

iii.                                 deadline by which the options become exercisable

iv.                                  maximum period for the exercise of options

v.                                      period of restriction on transfer of shares

vi.                                  average calculated price for the fiscal year for each one of the following group of shares:

•                                            outstanding at the beginning of the fiscal year

•                                            lost during the fiscal year

•                                            exercised during the fiscal year

•                                            expired during the fiscal year

e.                         fair value of options at the date of the grant

f.                          potential dilution in the event of exercise of all options granted

The tables below provide information on the share-based compensation of the Company’s Statutory Board: (i) recognized in income for the years ended December 31, 2015, 2016 and 2017, within the scope of the Phantom Share Plan 2013, Granting of Stock Options of Fibria Celulose S.A.(“Options Plan”), approved at the extraordinary shareholders’ meeting held on April 25, 2014 and the Plan for Granting Rights to the Appreciation of the Shares Issued by Fibria Celulosa S.A. (“Phantom Share Plan 2017”); and (ii) provided for the current year solely based on the Phantom Share Plan 2017.

We further highlight that, in the last three fiscal years, the members of the Company’s Board of Directors were not paid share-based compensation, and nor shall be paid any share-based compensation this year.

Share-based compensation — fiscal year ended December 31, 2015

Phantom Share Plan 2013	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the fiscal year	n/a	R$23.05
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	R$15.18
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Options Plan	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the fiscal year	n/a	24.45
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of capital
Stock options granted	n/a	—
Date of Grant	n/a	01/02/2015
Quantity of options granted	n/a	215,721
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$13.99

Share-based compensation — fiscal year ended December 31, 2016

Phantom Share Plan 2013	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at beginning of the fiscal of the year	n/a	R$23.05
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	R$21.74
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Option Plan	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at beginning of the fiscal year	n/a	52.69
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.02% of capital
Stock options granted	n/a	—
Date of Grant	n/a	01/02/2016
Quantity of options granted	n/a	126,021
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$26.52

Share-based compensation — fiscal year ended December 31, 2017

Phantom Share Plan 2017	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at beginning of the fiscal year	n/a	25.21
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Phantom Share Plan 2017	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at beginning of the fiscal year	n/a	23.75
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	23.03
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of the capital
Stock options granted	n/a	—
Date of Grant	n/a	02/01/2014
Quantity of options granted	n/a	210,891
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$10.59

Share-based compensation expected for the current fiscal year (2018)

New Phantom Share Plan	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average price for the fiscal year:	n/a	—
(a) Of the options outstanding at the beginning of the fiscal year	n/a	46.95
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in the event of exercise of all options granted	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Options Plan — 2015 Grant	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the begging of the fiscal year	n/a	23.73
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of the capital
Stock options granted	n/a	—
Date of Grant	n/a	01/022015
Quantity of options granted	n/a	215,721
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$13.99

Options Plan — 2014 Grant	Board of Directors	Board of Officers
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the begging of the fiscal year	n/a	23.03
(b) Of the options lost during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of the capital
Stock options granted	n/a	—
Date of Grant	n/a	01/02/2014
Quantity of options granted	n/a	210,891
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$10.59

Note:

This item does not apply to the Board of Directors since it is not entitled to share-based compensation.

13.6 - Regarding the outstanding options of the Board of Directors and Executive Officers at the end of last fiscal year, prepare a table with the following content

a.                                      body

b.                                      number of members

c.                                       number of members receiving compensation

d.                                      regarding options not yet exercisable

i.                                         quantity

ii.                                     date in which they will become exercisable

iii.                                 maximum period for the exercise of options

iv.                                  period of restriction on transfer of shares

v.                                      Average calculated price for the fiscal year

vi.                                  fair value of options on the last day of the fiscal year

e.                                       regarding exercisable options

i.                                         quantity

ii.                                     maximum period for the exercise of options

iii.                                 period of restriction on transfer of shares

iv.                                  Average calculated price for the fiscal year

v.                                      fair value of options on the last day of the fiscal year

vi.                                  fair value of the total options on the last day of the fiscal year

The tables below present information on the outstanding options granted to the Company’s Statutory Board of Officers at the end of the fiscal year ended December 31, 2017, under the General Plan for the Granting of Stock Options of Fibria Celulose S.A. (“Option Plan”), approved in Extraordinary Shareholders’ Meeting held on April 25, 2014:

Option Plan Program granted in 2014

Body	Statutory Board of Officers
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable:
i. quantity	N/A
ii. date on which they will become exercisable	N/A
iii. maximum period for exercising the options	N/A
iv. period of restriction on transfer of shares	N/A
v. weighted average price for exercise	N/A
vi. fair value of the options on the last day of the fiscal year	N/A
Regarding exercisable options:
i. quantity	210,891
ii. maximum period for exercising the options	Dec. 31, 2019
iii. period of restriction on transfer of shares	1 year
iv. weighted average price for the fiscal year	R$23.03
v. fair value of options on the last day of the fiscal year	R$10.59
vi. total fair value of the options on the last day of the fiscal year	R$10.59

Option Plan granted in 2015

Body	Statutory Board of Officers
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable:
i. quantity	N/A
ii. date on which they will become exercisable	N/A
iii. maximum period for exercising the options	N/A
iv. period of restriction on transfer of shares	N/A
v. weighted average price for exercise	N/A
vi. fair value of the options on the last day of the fiscal year	N/A
Regarding exercisable options
i. quantity	215,721
ii. maximum period for exercising the options	Dec 31, 2020
iii. period of restriction on transfer of shares	1 year
iv. weighted average price for the fiscal year	R$23.73
v. fair value of options on the last day of the fiscal year	R$13.99
vi. total fair value of the options on the last day of the fiscal year	R$13.99

Option Plan granted in 2016

Body	Statutory Board of Officers
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable
i. quantity	126,021
ii. date on which the options become exercisable	Jan. 2, 2019
iii. maximum period for exercising the options	Dec. 31, 2021
iv. period of restriction on transfer of shares	1 year
v. weighted average exercise price	R$48.36
vi. fair value of the options on the last day of the fiscal year	R$26.52
Regarding exercisable options:
i. quantity	N/A
ii. maximum period for exercising the options	N/A
iii. period of restriction on transfer of the shares	N/A
iv. weighted average exercise price	N/A
v. fair value of the options on the last day of the fiscal year	N/A
vi. total fair value on the last day of the fiscal year	N/A

In the case of the Plan for Granting Rights to the Appreciation of the Shares Issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), this item does not apply as there are no outstanding options at the end of the fiscal year of 2017.

Note:

This item does not apply to the Board of Directors since it is not entitled to share-based compensation.

13.7 - Regarding the options exercised and shares delivered related to the compensation based on shares of the board of directors and statutory board of officers, in the last 3 fiscal years, prepare a table with the following content

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation

d.                                     regarding the options exercised inform:

i.                                        number of shares

ii.                                    weighted average exercise price

iii.                                total amount of the difference between the acquisition amount and the market value of the acquired shares

e.                                      regarding the shares delivered, inform:

ii.                          number of shares

iii.                      weighted average acquisition price

iv.                       total amount of the difference between the acquisition amount and market value of acquired shares

Amounts referring to the 2015 Fiscal Year

Phantom Share Plan

Body	Statutory Board of Officers	Board of Directors
Number of members	6	—
Number of members receiving compensation	6	—
Regarding the options exercised, inform:		—
Number of shares	301,909	—
Weighted average exercise price	15.18	—
Total amount of the difference between the exercise price and the market value of the shares involving the exercised options	23.60	—
Regarding the shares delivered, inform:
Number of shares	0	—
Weighted average acquisition price	0	—
Total amount of the difference between the acquisition price and market value of the shares acquired	0	—

Amounts referring to the 2016 Fiscal Year

Phantom Share Plan

Body	Statutory Board of Officers	Board of Directors
Number of members	6	—
Number of members receiving compensation	6	—
Regarding the options exercised, inform:		—
Number of shares	258,580	—
Weighted average exercise price	R$21.74	—
Total amount of the difference between the exercise price and the market value of the shares involving the exercised options	R$20.12	—
Regarding the shares delivered, inform:		—
Number of shares	0	—
Weighted average acquisition price	0	—
Total amount of the difference between the acquisition price and market value of the shares acquired	0	—

Amounts referring to the 2017 Fiscal Year

Option Plan 2014

Body	Statutory Board of Officers	Board of Directors
Number of members	6	—
Number of members receiving compensation	6	—
Regarding the options exercised, inform:		—
Number of shares	74,358	—
Weighted average exercise price	R$23.03	—
Total amount of the difference between the exercise price and the market value of the shares involving the exercised options	R$29.31	—
Regarding the shares delivered, inform:		—
Number of shares	0	—
Weighted average acquisition price	0	—
Total amount of the difference between the acquisition price and market value of the shares acquired	0	—

In the case of the Plan for Granting Rights to the Appreciation of the Shares Issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), this item does not applicable as there are no outstanding options exercised or shares delivered at the close of the 2017 business year.

13.8.                    Brief description of the information necessary for the understanding of the data reported in items 13.5 to 13.7, and the explanation of the pricing method of the value of shares and options, indicating at least:

a.                                     pricing model

Phantom Share Plan 2013: The Company’s Phantom Share Plan that remained in force until December 31, 2013 and is based on the “Trinomial Trees” pricing model, which sets hypothetical scenarios for the future price of the share, forming a tree of possibilities for its price.

The varieties included in this Trinomial Trees model are: market share price upon grant, exercise price, risk-free interest rate, expected grace period, expected maturity period, volatility and expected dividends rate.

General Plan for Granting Stock Options issued by the Company, as approved by the Extraordinary Shareholders’ Meeting held on April 25, 2014 (“Option Plan”):

Based on Technical Pronouncement CPC 10 — Share-based payment, the fair value of the options will be calculated on the respective granting dates and will be booked as an expense in each period, in proportion to the effectiveness period of the entitlements.

The model used to price the fair value of the options is the Black & Scholes method. The Black & Scholes model is a market mathematical model of an asset whose price is a statistical process. This process makes the following explicit assumptions: (i) it is possible to lend and borrow and a constant and known risk-free interest rate; (ii) the price follows the Brownian geometric movement with a where the tendency to drift and volatility are constant; (iii) there are no transaction costs. Based on these ideal conditions in the market for an asset (and for the option on the asset), can showed that the value of an option only varies with the price of the shares and with the time until maturity.

The variables contemplated in the Black & Scholes model are the market price of the share at the time it is granted, the exercise (or strike) price of the options, historical volatility, the expected dividend yield, the risk-free interest rate and the expected effectiveness period of the option.

Phantom Share Plan 2017: The Plan for Grating Rights to Appreciation of shares of Fibria Celulose S.A. (“Phantom Share Plan 2017”) is not based on a pricing model because it is related to the appreciation of the Total Share Return (“TSR”) on Cost of Equity (“Ke”) over the grace period provided for in the Phantom Share Plan 2017, granting to the executive an return equivalent to the one the shareholder will have in the period.

b.                                     data and assumptions used in pricing models, including the average weighted share price, exercise price, expected volatility, maturity of the option, expected dividends and risk free interest rate

Phantom Share Plan 2013

When using the tree model, the Company should exercise the following variables:

•                                         Object Asset: Average Price (weighted average) of the closing prices the last three months of the share:

•                                         FIBR3 (for periods after November 17, 2009);

•                                         Maturity of the option: five years after the grace date.

•                                         Vesting (grace period for the fiscal year):

•                                         For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, monthly.

•                                         For the following grants: Exercise possible only after 36 months, at each month.

•                                         Volatility: See item 13.9.d below.

•                                         Exercise Price: R$27.55, set by the board of shareholders, reflecting a goal of appreciation of the Company in relation to the targets (2009 and 2010 grants).

•                                         Risk Free Interest Rate: Local Predetermined Interest Curve without cash (“Pre/DI”), valid for the last date with adjustments available in DI Futuro of B3.

•                                         Expected Dividend Rate: Expected dividends per share / stock price. The history of the last three years of dividend payments is considered for the calculation.

Option Plan. The main assumptions are highlighted in the following table:

Stock Option Plan granted in 2014

Data and Assumptions	Program
Date of grant	January/2014
Share price (R$)	R$27.65 (closing at 12/30/2013)
Exercising price adjusted for Dividends (R$)	R$23.75 (Oct/2013 to Dec/2013)
Expected volatility (year)	36.27%
Effectiveness	3 years
Expected dividends	0% p.a.
Risk-free Interest Rate	12.26% p.a.
Fair value (R$)	R$10.59

Stock Option Plan granted in 2015

Data and Assumptions	Program
Date of Grant	Jan/2015
Share price (R$)	R$32.51 (Closing 12/30/2014)
Exercising price adjusted for Dividends (R$)	R$24.45 (Oct/2014 to Dec/2014)
Expected volatility (year)	33.03%
Effectiveness	3 years
Expected dividends	0% p.a.
Risk-free Interest Rate	12.43% p.a.
Fair value (R$)	R$13.99

Stock Option Plan granted in 2016

Data and Assumptions	Program
Date of Grant	Jan/2016
Share price (R$)	R$51.89 (Closing 12/30/2015)
Exercising price adjusted for Dividends (R$)	R$52.69 (Oct/2015 to Dec/2015)
Expected volatility (year)	31.69%
Effectiveness	3 years
Expected dividends	0% p.a.
Risk-free Interest Rate	15.63% p.a.
Fair value (R$)	R$26.52

Phantom Share Plan 2017:

The key assumptions used in the Phantom Share Plan 2017 are highlighted below:

Phantom Share Program granted in 2017:

•                                         Exercise price: based on the average weighted price of FIBR3 in the period of September, October and November 2016 (R$25.21);

•                                         Option Maturity Term: none since payment is compulsory by the end of the granting cycle;

•                                         Effectiveness: 10 years

•                                         Maturity: 5 years

•                                         Volatility: See item 13.9.d below.

•                                         Risk-Free Interest Rate: none.

•                                         Expected Dividends Rate: none, as dividends will be considered in TSR calculation.

Phantom Share Program granted in 2018:

•                                         Exercise price: based on the average weighted price of FIBR3 in September, October and November 2017 (R$46.95);

•                                         Option Maturity Term: none since payment is compulsory by the end of the granting cycle;

•                                         Effectiveness: 10 years

•                                         Maturity: 5 years

•                                         Volatility: See item 13.9.d below.

•                                         Risk-Free Interest Rate: none.

•                                         Expected Dividends Rate: none, as dividends will be considered in TSR calculation.

c.                                      method used, and assumptions made to incorporate the expected effects of early exercise

Phantom Share Plan 2013

As the method used was the Trinomial Trees, the conditions for early exercise would have been included in the construction of the tree model and would have been reflected in the price of the instrument, thus no mandatory adjustment to closed formulas is necessary.

Options Plan

Not applicable, given that no early exercise is allowed under the Option Plan.

Phantom Share Plan 2017

Not applicable, as the model of the Phantom Share Plan 2017 does not provide for the possibility of early exercise.

d.                                     method of determining the expected volatility

Phantom Share Plan 2013

To determine the expected volatility, the Company makes use of the paper historical volatility. For this reason, the Company refers on three years of data related to its shares in free float, calculating the volatility of the three-month average.

Since the object asset was not the share itself, but its three-month average, the average volatility tended to be always lower than the volatility of the asset itself due to the smoothing behavior (“smoothness”) caused by the averages.

To avoid this kind of distortion, it was calculated the volatility of the price average itself or, if necessary, it was possible to make corrections in the first two moments (M1 and M2) of the asset price (Turnbull and Wakenmann formula).

In order to do so, it was assumed that the series of share price was normally distributed, according to the hypothesis tests of Jarque-Bera and Kolmogorov-Smirnov for daily return data of the share in the series of three months, at a significance of 5%.

It was also assumed that the series of share prices showed the absence of serial correlation of residues of daily returns at a significance of 5%, in accordance with the Watson Durbin test performed in a series of three months.

It is worth mentioning that expected future events relevant by the Company require eventual discretionary corrections in the volatility used. Such events were not necessarily reflected in the behavior of historical prices. Although this case did not occur with the share from the process of incorporation of Aracruz by the then VCP, the Company was aware of the fact that in such cases, it should have made an ad hoc adjustment in the volatility used.

Historical volatility was then extrapolated for the entire period of existence of the option and used in the model. In periods of low market volatility, checks should have been made about the desirability of maintaining the current volatility, since it was not expected that this condition would last until the expiration of the option.

Option Plan

For the purpose of quantifying the plan, we will adopt the historical volatility of the daily price of Fibria shares over the 36 months preceding each grant.

Phantom Share Plan 2017

For the Phantom Share Plan 2017, the expected volatility is not considered, once the grant of rights to appreciation of shares is related to the Total Return Share — TSR over the Cost of Equity (KE).

e.                                      if some other features of the option was incorporated into the measurement of fair value

Phantom Share Plan 2013

After the grace period (vesting period), the option could have been exercised only in specific periods (one week of each month), and not on any day within the period. This correction was included in the construction of the tree.

Option Plan

All the important measurement characteristics of the options’ fair value under the Options Plan have been mentioned above.

Phantom Share Plan 2017

Not applicable, given that the Phantom Share Plan 2017 does not consider the calculation for the option’s fair value.

13.9. Inform the number of shares or quotas held directly or indirectly in Brazil or overseas, and other securities convertible to shares or quotas issued by the issuer, its direct or indirect controlling shareholders, its subsidiaries or those whose control is shared by members of the board of directors, the statutory board of officers or the fiscal council, grouped by body.

Fibria Celulose S.A. (at December 31, 2017)

Body	Security	Quantity

Board of Directors	Fibria common shares	7,989
	Agribusiness Credit rights arising from NCEs issued by the Company	3,377

Statutory Board of Officers	Fibria common shares	46,216

Fiscal council	Fibria common shares	14

Fibria-MS Celulose Sul Mato-Grossense Ltda. (at December 31, 2017)

Body	Security	Quantity

Board of Directors	Agribusiness Credit rights arising from NCEs issued by Fibria MS with the aval guarantee of the Company	1,627

At December 31, 2017, the members of the Company’s board of directors, the statutory board of officers or the fiscal council did not hold securities issued by the Company’s direct or indirect majority shareholders.

13.10.             Regarding to pension plans in force granted to members of the board of directors and statutory officers, provide the following information as a table:

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation

d.                                     name of the plan

e.                                      quantity of managers who qualify for retirement

f.                                       conditions for early retirement

g.                                     updated value of contributions accumulated in the pension plan until the end of the last fiscal year of the company, less the portion relating to contributions made directly by managers.

h.                                     total accumulated value of contributions made during the last fiscal year of the company, less the portion relating to contributions made directly by managers.

i.                                        if there is possibility of early redemption, and in what conditions

In the fiscal year ended December 31, 2017, contributions made by the sponsor Fibria Celulose S.A. were transferred to Funsejem - Fundação Senador José Ermírio de Moraes administrator of Votorantim Prev.

Body	Statutory Board of Officers	Board of Directors	Total
Number of members	6	n/a	6
Number of members receiving compensation	6	n/a	6
Name of the plan	Votorantim Prev	n/a	—
Number of participant managers who meet the conditions for retirement	0	n/a	0
Conditions for early retirement	1) 53 years of age and 10 years uninterrupted services at the sponsor or 55 years of age and 5 uninterrupted years of services at the sponsor; 2) Termination of employment relationship with the sponsor.	n/a	—
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion referring to contributions made directly by managers	R$3,746,676.36	n/a	R$3,746,676.36
Total accumulated amount of contributions made in the last fiscal year, less the portion relating to contributions made directly by managers.	R$421,503.84	n/a	R$421,503.84
If there is a possibility of early redemption and in what conditions?	Yes, only in case of dismissal from the sponsor, with due regard for the Contribution Redemption Table in the regulation, provided that the participant will only be entitled to 100% of the sponsor’s balance when he/she is already eligible to retire under the Funsejem plan.	n/a	—

13.11 - In a table, indicate for the last 3 fiscal years, regarding to the board of directors, the statutory board of officers and the supervisory board:

a.                                     body

b.                                     number of members

c.                                      number of members receiving compensation

d.                                     value of the highest individual compensation

e.                                      value of the lowest individual compensation

f.                                       average value of individual compensation

	Statutory Board of Officers			Board of Directors			Fiscal Councl
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Number of members	6	6	6	9	9	9	3	3	3
Number of members receiving compensation	6	6	6	9	8.42	8	3	3	3
Amount of the highest compensation (Reais)	7,921,72770	2,089,629.12	23,923,825.74	1,684,707.23	1,523,058.87	1,467,301.76	219,000	192,000	192,000
Amount of the lowest compensation (Reais)	1,651,900.51	278,442.55	5,475,907.26	448,000	373,334	324,000	145,000	132,000	132,000
Average amount of the compansation (Reais)	3,946,398.51	1,484,288.46	10,567,540.32	645,189.74	542,817.84	546,287.72	180,900	152,000	152,000

Note

Statutory Board of Officers

Dec. 31, 2017	N/A

Dec. 31, 2016	For the member with the lowest compensation it was disregarded the compensation of the members that did not maintain himself/herself effective over the twelve months of the year.

Dec. 31, 2015	N/A

Board of Directors

Dec. 31, 2017	For the member with the lowest compensation it was disregarded the compensation of the members that did not maintain himself/herself effective over the twelve months of the year.

Dec. 31, 2016

The average value considers the proportionality of a member who waived the compensation and started to receive it during the year.

For the member with the lowest compensation it was disregarded the compensation of the members that did not maintain himself/herself effective over the twelve months of the year.

Dec. 31, 2015	For the member with the lowest compensation it was disregarded the compensation of the members that did not maintain himself/herself effective over the twelve months of the year.

Fiscal Council

Dec. 31, 2017	For the member with the lowest compensation it was disregarded the compensation of the members that did not maintain himself/herself effective over the twelve monhs of the year.

Dec. 31, 2016	For the member with the lowest compensation it was disregarded the compensation of the members that did not maintain himself/herself effective over the twelve months of the year.

Dec. 31, 2015	Para o membro de menor remuneração foi desconsiderada a remuneração de membros que não se mantiveram efetivos ao longo dos 12 meses do ano.

13.12 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of dismissal of their offices or retirement, indicating the financial consequences to the issuer

At this date, there are no managers or members of the committees are eligible for indemnification due to dismissal or retirement.

However, the Company, holds a D&O insurance policy for members of the Board of Directors, Officers, and members of statutory bodies and committees, other managers and other legal representatives of the Company, as well as the Company’s employees.

13.13 - Regarding the last three fiscal years, indicate the percentage of total compensation of each body booked in the results of the issuer’s board of directors, statutory board of officers or fiscal council who are parties related to the direct or indirect controller, as defined the accounting rules that address this matter

In the fiscal years ended December 31, 2015, 2016 and 2017, there was no member of the Company’s Statutory Board of Officers and Fiscal Council who were related to the direct or indirect controllers of Fibria, as defined by the accounting practices addressing this matter.

The table below referring to fiscal years ended December 31, 2015, 2016 and 2017, shows the percentage of compensation attributed to the Company’s Board of Directors for members who were direct or indirect related parties of the Company:

Body	2015	2016	2017
Board of Directors	90.02%	90.25%	81.79%

13.14 - Regarding the last 3 fiscal years, indicate the amounts recognized in the income of the issuer as compensation of members of the board of directors, statutory board of officers or fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and advisory services or assistance provided

Over the last three business years, the Officers and members of the Company’s Board of Directors and Fiscal Council did not receive any compensation for any reason other than the function they occupy.

13.15 - Regarding the last 3 fiscal years, state the amounts recognized in the income of direct or indirect controllers, companies under common control of subsidiaries of the issuer, as compensation for members of the board of directors, statutory board of officers or fiscal council of the issuer, grouped by body, specifying in what capacity these values were attributed to such individuals

No amounts have been recognized in the income of the direct or indirect controlling shareholders of companies under common control and of the Company’s subsidiaries, such as compensation regarding the members of the board of directors, members of the fiscal council or statutory officers over the last three fiscal years.

13.16 - Provide other information that the issuer deems relevant

The Company provides the summary table below with the consolidated annual amount, separated by body, showing (i) the values approved in the general meeting held in 2017, and (ii) the amounts paid, as disclosed in the Company’s financial statements, regarding the fiscal year ended December 31, 2017:

R$ thousand

Fiscal year ended December 31, 2017

Body	AGM/2017	Paid
Board of Directors	5,739,231.94	5,806,707.70
Statutory Board of Officers	52,723,768.06	23,678,391.07
Fiscal Council	537,000.00	542,700.00
Total	59,000,000.00	30,027,798.77

Notes:

(i)                                    All the values above reported in the fields “AGM” and “Realized” include all benefits listed in the Technical Pronouncement CPC 05 R1.

(ii)                                 The values approved in AGM were calculated based on the goals of variable compensation, taking into account, conservatively, the maximum limits defined in the internal politics of variable compensation.

(iii)                              The compensation received by the Statutory board in 2017 was reduced because of the low Variable Compensation level achieved for the year, in addition to reversals of provisions arising from Short-Term Variable Compensation and from the lower prices quoted for FIBR3 in the early months of the year.

The values achieved throughout the fiscal year ended on December 31, 2017 were lower than the expected maximum for year 2017.

SCHEDULE X — QUALIFICATION OF THE MEMBERS APPOINTED AS ALTERNATE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS, ACCORDING TO ITEM 12.5 OF SCHEDULE 24 OF ICVM 480

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

12.5 Regarding the alternate members of the board of directors of the issuer, indicate, in a table:

a.                                     name

b.                                     birth date

c.                                      occupation

d.                                     CPF or passport number

e.                                      office held

f.                                       election date

g.                                     investiture date

h.                                     term of office

i.                                        other positions held in the issuer

j.                                        whether elected by the controlling shareholder or not

k.                                     if it is an independent member and, if so, what was the criteria used by the issuer to determine the independence

l.                                        number of consecutive terms

m.                                 information about:

i.                                        main professional experiences during the past 5 years, indicating:

•                                        name and business sector of the company

•                                        position

•                                        the company is part of (i) the issuer’s economic group or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security as the issuer

ii.                                    indication of all management positions held by the member in other companies or organizations in the third sector

n.                                     description of any of the following events that have occurred during the past 5 years:

i.                                        any criminal conviction

ii.                                    any conviction in administrative proceedings of CVM and the penalties applied

iii.                                 any unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity

Name	VERA LUCIA DE ALMEIDA PEREIRA ELIAS	CPF	492.846.497-49
Occupation	Accountant and Lawyer	Birth Date	August 11, 1958
Office Held	Not applicable	Other Positions Held in the Issuer	Member of the Audit Committee
Election Date	Not applicable	Elected by the Controlling Shareholder	Yes
Investiture Date	Not applicable	Consecutive Terms	0
Term of Office	Until the Annual Shareholders’ General Meeting of 2019.	Participation in meetings held after investiture (%)	Not applicable.

Education

Vera holds a degree in Accounting and Law from the Rio de Janeiro State University - UERJ and holds an MBA in Finance and Corporate Governance from the Brazilian Institute of Capital Markets - IBMEC.

Work experience (past 5 years)

Senior executive with expertise in different business segments and solid professional experience in the management of the areas of Controllership and External Audit, acquired in large multinational companies. She also served as a member of advisory boards, fiscal councils and committees. Significant experience in the relationship with the Comissão de Valores Mobiliários (CVM), Securities and Exchange Commission (SEC) and Hong Kong Stock Exchange. Performance in raising of funds projects, due diligences, acquisitions and disinvestments, and public listing and delisting of comapnies. Integrative and conciliatory ability in the management of corporate governance. International and multicultural experience. Ease when interacting with peers and teams, reaching targets throughout focus on processes and companies.

Statement of Eventual Convictions (past 5 years)

Mrs. Vera has not suffered, in the past five years, any conviction (i) criminal, even if not unappealable; (ii) in an administrative proceeding of CVM, even if not unappealable; or (iii) unappealable, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity.

Mrs. Vera declares that she is not considered a Politically Exposed Person under the applicable regulations, since she does not perform, and has not performed in the past 5 years in Brazil or in foreign countries, territories and premises, positions, occupations or relevant public functions, as well as their representatives, family members and others from her close relationship.

Name	SERGIO CITERONI	CPF	042.300.688-67
Occupation	Accountant and Business Manager	Birth Date	May 30, 1958
Office Held	Not applicable.	Other Positions Held in the Issuer	Member of the Audit Committee
Election Date	Not applicable.	Elected by the Controlling Shareholder	No
		Independent Member	Yes
Investiture Date	Not applicable.	Criteria used to determine the independence	Rules described in the New Market Regulation
		Consecutive Terms	0
Term of Office	Until the Annual Shareholders’ General Meeting of 2019.	Participation in meetings held after investiture (%)	Not applicable.

Education

Sergio holds a Master’s degree in Accounting and Actuarial Sciences from the Pontifícia Universidade Católica — SP and a Bachelor’s Degree in Business Management and Accounting Sciences from Mackenzie Presbyterian University of São Paulo.

Work experience (past 5 years)

Sergio’s experience concentrates on activities he develops as an audit partner of Ernst & Young Auditores Independentes S/S, where he has collaborated with several technical management functions including conducting corporate training and coordinating large national and international clients. He has participated in various training programs and exchange programs at EY Boston and Cleveland, as well as of the Leadership Development Program at Harvard University and the IBGC course for Board of Directors’ members. He is currently Chairman of EY Brasi’sl Advisory Committee. Invited Professor of MBA-FGV in Financial Management: Audit of Financial Statements Discipline. Author of the book “Corporate University, Contributions in the training of accounting professionals in Brasil”, Publisher Atlas 2015, and of the article Corporate Universities’ Contribution to the Qualification of Accounting Professionals in Brazil, edited by the scientific journal American International Journal of Contemporary Research, Volume 6, No. 5, 2016.

Statement of Eventual Convictions (past 5 years)

Mr. Sergio has not suffered, in the past five years, any conviction (i) criminal, even if not unappealable; (ii) in an administrative proceeding of CVM, even if not unappealable; or (iii) unappealable, in the judicial or administrative scope, that has suspended or disqualified him from practicing any professional or commercial activity.

Mr. Sergio declares that he is not considered a Politically Exposed Person under the applicable regulations, since he does not perform, and has not performed in the past 5 years in Brazil or in foreign countries, territories and premises, positions, occupations or relevant public functions, as well as their representatives, family members and others from his close relationship.

SCHEDULE XI — MODEL OF REMOTE VOTING FORM

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21t

NIRE 35.300.022.807

REMOTE VOTING FORM

OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

OF FIBRIA CELULOSE S.A. TO BE HELD ON SEPTEMBER 13, 2018

1.                                     Name and email address of shareholder:

Name:

Email:

2.                                     CNPJ or CPF of shareholder:

3.                                     Guidelines for Completion:

In the event that the shareholder opts to exercise its voting right remotely, pursuant to CVM Instruction No. 481/2009, as amended, it must fill out this remote voting form (“Form”), which will only be considered valid, as well as have the casted votes accounted for in the quorum of the general meeting, if the following conditions are met:

(i)                                    all of the field must be duly filled out, necessarily;

(ii)                                 all of the pages must be duly initialed; and

(iii)                              the last page must be executed by the shareholder or the shareholder’s legal representative(s), as applicable, pursuant to the applicable law.

It is essential that items (i) and (ii) above be filled out with the full name (or corporate name) and the tax registration number, whether for the legal entity (CNPJ/MF) or for an individual (CPF/MF), and to give an email address for contact if necessary.

Signatures on the Form must be notarized. Is case of foreign documents, it will also be required to legalize or apostille it, in this former case, if the document is issued by a country which is signatory to the Convention of 5 October 1961 Abolishing the Requirement of Legalization for Foreign Public Documents (Apostille Convention).

4.                                     Guidelines for Submission:

In the event that the shareholder opts to exercise its voting rights remotely, it may (i) fill out the Form and submit it directly to the Company; or (ii) transmit its voting instructions for completion to service providers, as indicated below:

In the first case, the Company must receive (by mail or email) up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until September 6, including, the following documents:

i) a hard copy of the Form with all of the fields duly completed, initialed, signed and notarized; and

ii) a certified copy of:

a) individual: identity document with photo of the shareholder or of its legal representative;

b) legal entities: identity document with photo of its legal representative (if an attorney-in-fact, the power-of-attorney must be provided); latest restated Bylaws or articles of association; and corporate documents confirming powers of representation;

c) investment funds: identity document with photo of its legal representative; latest restated Bylaws or articles of association; corporate documents confirming powers of representation; latest restated regulations of the fund

* Foreign documents must be notarized, consularized, translated by a sworn translator and filed with the Registry of Deeds and Documents (in documents issued by countries that are signatories to the Apostille Convention, the diplomatic or consular legalization prior to September 6, 2016 must be replaced by the affixation of the Apostille).

Shareholders whose shares are held in a central depositary may submit their voting instructions to their respective custody agents, pursuant to the rules determined by them. Is this case, the procedure should be verified with the respective service providers. The submission of the instructions to the custody agents is also of up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until August 27, 2018, including.

* The central depository of B3 S.A. - Bolsa, Brasil, Balcão, will disregard conflicting instructions belonging to the same shareholder in relation to the same resolution.

Shareholders whose shares are held by Itaú Corretora de Valores S.A. (“Itaú”), custodian of the shares issued by the Company, may submit their voting instructions through Itaú. Itaú has created the Digital Shareholder Meeting website, a secure solution by means of which it is possible to vote remotely. To vote through the website it is necessary to be registered and own a digital certificate. Information regarding registration and step by step for the issuance of a digital certificate are described on the website:

http://www.itau.com.br/securitiesservices/assembleiadigital/

The submission of the instructions to the custodian is also of up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until September 6, 2018, including.

The Company will communicate to the shareholder the receipt of the documentation and its acceptance or need for rectification or its rejection. Delayed delivery will result in rectification, document completeness or rejection of the form.

5.                                     Postal and email address for the submission of the remote voting form in case the shareholder opts to send it directly to the Company:

Investor Relations Department of Fibria Celulose S.A

Fibria’s Office

Rua Fidêncio Ramos, nº 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, city and State of São Paulo, CEP 04551-010

E-mail: ir@fibria.com.br

6.                                     Name, address and email address, telephone number and contact person of the financial institution engaged by the company to serve as the bookkeeping agent, as applicable:

ITAÚ CORRETORA DE VALORES S.A.

Av. Brigadeiro Faria Lima, 3.500, 3º andar

Itaim Bibi, São Paulo, SP

CEP 04538-132

Phone No.: +55 11 3003-9285 (for calls from state capitals and metropolitan regions)

Phone No.: 0800 7209285 (from other locations)

EMAIL: ATENDIMENTOESCRITURACAO@ITAU-UNIBANCO.COM.BR

7.                                     Voting Instruction:

The shareholders who opt to exercise their respective remote voting rights, must inform its voting instructions on the following items on the agenda of the Extraordinary Shareholders’ Meeting to be held on September 13, 2018:

8.                                     Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of the Brazilin Corporation Law, in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celulose”, entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A. (“Holding”), and of Suzano Papel e Celulose S.A. (“Suzano”) (“Transaction”);

☐ For	☐ Against	☐ Abstain

9.                                     Approve the terms and conditions of the Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celulose (“Protocol and Justification”);

☐ For	☐ Against	☐ Abstain

10.                              Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification;

☐ For	☐ Against	☐ Abstain

11.                              Authorize to the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and Justification and the Transaction;

☐ For	☐ Against	☐ Abstain

12.                              Approve the proposal to increase the annual compensation of the managers of the Company, approved by the Annual Shareholders’ General Meeting of the Company, held on April 27, 2018; and

☐ For	☐ Against	☐ Abstain

13.                              Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

Mrs. Vera Lucia de Almeida Pereira Elias:

☐ For	☐ Against	☐ Abstain

Mr. Sergio Citeroni:

☐ For	☐ Against	☐ Abstain

[Venue], [date].

[Name of Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2